As filed with the Securities and Exchange Commission on February 11, 2025

Registration No. 333-282558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

AMENDMENT NO. 4
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________

RAFAEL HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

__________________________

Delaware	6719	82-2296593
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

520 Broad Street
Newark, New Jersey 07102
Telephone: (212) 658-1450

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________

William Conkling
Chief Executive Officer
520 Broad Street
Newark, New Jersey 07102
Telephone: (212) 658-1450
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________

With copies to:

Dov T. Schwell, Esq. Schwell Wimpfheimer & Associates LLP 37 W. 39th Street, Suite 505 New York, NY 10018 Telephone: (646) 328-0795	Alison Newman, Esq. Sarah Hewitt, Esq. Fox Rothschild LLP 101 Park Avenue, 17th Floor New York, New York 10178 Telephone: (212) 878-7997	N. Scott Fine Joshua M. Fine Cyclo Therapeutics, Inc. 6714 NW 16th Street, Suite B Gainesville, FL 32653 Telephone: (386) 418-8060

__________________________

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger and transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2025

Dear Stockholders:

On behalf of the board of directors of Rafael Holdings, Inc. (“Rafael”), I am pleased to enclose the joint proxy statement/prospectus for the merger of Rafael and Cyclo Therapeutics, Inc. (“Cyclo”).

As previously announced, on August 21, 2024, Rafael entered into an Agreement and Plan of Merger, as amended as of December 18, 2024 (the “Merger Agreement”), by and among: Rafael; Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Rafael (“First Merger Sub”); Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Rafael (“Second Merger Sub”); and Cyclo. The Merger Agreement provides for, among other things, the merger of First Merger Sub with and into Cyclo followed by the merger of Cyclo (as the surviving company of the merger with First Merger Sub) with and into Second Merger Sub with Second Merger Sub being the surviving entity (collectively, the “Merger”). As a result of the Merger, Cyclo is intended to become a wholly-owned limited liability subsidiary of Rafael.

As a consequence of the Merger, at the effective time of the First Merger, each outstanding share of Cyclo’s outstanding common stock, par value $0.0001 per share (the “Cyclo Common Stock”) (other than treasury shares and shares of Cyclo Common Stock held by Rafael) will be automatically cancelled and retired and cease to exist, and will entitle the holder to receive shares of Rafael’s Class B common stock, par value $0.01 per share (“Rafael Class B Common Stock”) equal to the “Exchange Ratio,” which is defined in the Merger Agreement and is described in more detail in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 79 of the accompanying joint proxy statement/prospectus. Any fractional shares of Rafael Class B Common Stock will be rounded up to the nearest whole share.

The Exchange Ratio values (i) each share of Cyclo Common Stock at $0.95, which represents an approximately seventy-five percent (75%) discount to the trading price of the Cyclo Common Stock on August 21, 2024, the date on which Cyclo and Rafael entered into the Merger Agreement and (ii) Rafael at the combined value of its cash, cash equivalents, marketable securities, real estate and certain other financial holdings plus amounts loaned by Rafael to Cyclo between the signing of the Merger Agreement and the closing of the Merger, less certain of Rafael’s current liabilities. The Exchange Ratio will be determined as of the time of the closing of the Merger and the number of shares of Rafael Class B Common Stock that the Cyclo stockholders will receive will depend on the specified assets and liabilities at that time as well as the number of shares of Rafael Class B Common Stock outstanding. At the time the Merger Agreement was entered into, the Exchange Ratio was estimated to be 0.3112 shares of Rafael Class B Common Stock for each share of Cyclo Common Stock based on the information regarding Rafael’s specified assets and liabilities and Class B Common Stock outstanding at that time. The actual Exchange Ratio will depend on the final determination of the variables used to calculate the Exchange Ratio at the time of the closing of the Merger. See “The Merger Agreement — Merger Consideration.” As of February 10, 2025, the estimated Exchange Ratio was 0.3567, which was based on projections of certain metrics as of the expected Closing Date that will impact the actual Exchange Ratio and is subject to, and will, change up to the Closing Date of the Merger. Based on an estimated Exchange Ratio of 0.3567, Cyclo stockholders would own approximately 22.1% of the outstanding Rafael Common Stock and approximately 12.9% of the voting power of such Rafael Common Stock because each share of Rafael Class B Common Stock to be issued to the Cyclo stockholders in the Merger is entitled to one-tenth (1/10) of a vote per share as compared to shares of Rafael Class A Common Stock which are entitled to three (3) votes per share.

All compensatory options to purchase Cyclo Common Stock shall be converted into options to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in outstanding warrant agreements, all outstanding warrants to purchase Cyclo Common Stock (other than those held by Rafael, which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio. Certain Cyclo warrants have the right to elect to receive cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock.

Holders of certain warrants to purchase Cyclo Common Stock that are publicly traded will receive warrants to purchase Rafael Class B Common Stock that will also be publicly traded. Rafael is registering those warrants and the shares issuable on exercise of those warrants under the registration statement of which the accompanying joint proxy statement/prospectus forms a part.

The shares of Rafael Class B Common Stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “RFL”, and we do not expect that to be impacted by the Merger. The Cyclo Common Stock is traded on the Nasdaq Capital Market under the symbol “CYTH.” Upon completion of the Merger, the Cyclo Common Stock will cease to trade on the Nasdaq Capital Market.

Rafael and Cyclo will each hold a special meeting of their respective stockholders to consider certain matters relating to the Merger. We cannot complete the Merger unless, among other things, Rafael and Cyclo stockholders each approve certain matters relating to the Merger.

Howard Jonas, Rafael’s controlling stockholder, entered into a support agreement under which he agreed to vote the shares of Rafael under his voting control in favor of the proposals at the Rafael special meeting.

Rafael and its board of directors believe that the Merger will benefit Rafael stockholders and we ask for your support in voting for the proposals related to the transactions at the special meeting.

Your vote is very important. To ensure your representation at the special meeting, complete and return the applicable enclosed proxy card or submit your proxy via the Internet. Please submit your proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting.

The obligations of Rafael and Cyclo to complete the Merger are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about Rafael, Cyclo and the Merger. It also contains or incorporates by reference information about Rafael and Cyclo. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety, including the section entitled “Risk Factors” beginning on page 9 for a discussion of risks you should consider in evaluating the Merger and the issuance of shares of Rafael Class B Common Stock in connection with the Merger and how they will affect you.

Sincerely,

William Conkling Chief Executive Officer Rafael Holdings, Inc.

PROXY STATEMENT OF CYCLO THERAPEUTICS, INC.

Dear Stockholders of Cyclo Therapeutics, Inc.:

As previously announced, the board of directors of Cyclo Therapeutics, Inc. (“Cyclo”) has approved a merger pursuant to which Cyclo will merge with and into a wholly owned subsidiary of Rafael Holdings, Inc. (“Rafael”). Cyclo, Rafael, Tandem Therapeutics, Inc., a wholly owned subsidiary of Rafael (“First Merger Sub”), and Tandem Therapeutics, LLC, a wholly owned subsidiary of Rafael (“Second Merger Sub”), entered into an Agreement and Plan of Merger, dated as of August 21, 2024, as amended as of December 18, 2024 (the “Merger Agreement”), pursuant to which (i) First Merger Sub will merge with and into Cyclo, and First Merger Sub will cease to exist, and Cyclo will become a wholly owned subsidiary of Rafael (the “First Merger”), and (ii) immediately following the First Merger, Cyclo will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the subsequent merger (the “Second Merger” and together with the First Merger, the “Merger”).

As a consequence of the Merger, at the effective time of the First Merger, each outstanding share of Cyclo’s outstanding common stock, par value $0.0001 per share (other than treasury shares and shares of Cyclo Common Stock held directly by Rafael) (the “Cyclo Common Stock”) will be automatically cancelled and retired and cease to exist, and will entitle a holder of shares of Cyclo Common Stock to receive shares of Rafael’s Class B Common Stock, par value $0.01 per share (“Rafael Class B Common Stock”), in exchange for the holder’s Cyclo Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement) described in more detail in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 79 of the accompanying joint proxy statement/prospectus. Any fractional shares of Rafael Class B Common Stock will be rounded up to the nearest whole share. The Exchange Ratio values (i) each share of Cyclo Common Stock at $0.95, which represents an approximately seventy-five percent (75%) discount to the trading price of the Cyclo Common Stock on August 21, 2024, the day the companies entered into the Merger Agreement and (ii) Rafael at the combined value of its cash, cash equivalents, marketable securities, real estate and certain other financial holdings less certain of its current liabilities. In addition, the cash value will take into account the funding of Cyclo’s operations by Rafael with convertible promissory notes through closing.

The Exchange Ratio values (i) each share of Cyclo Common Stock at $0.95, which represents an approximately seventy-five percent (75%) discount to the trading price of the Cyclo Common Stock on August 21, 2024, the date on which Cyclo and Rafael entered into the Merger Agreement and (ii) Rafael at the combined value of its cash, cash equivalents, marketable securities, real estate and certain other financial holdings plus amounts loaned by Rafael to Cyclo between the signing of the Merger Agreement and the closing of the Merger, less certain of Rafael’s current liabilities. The Exchange Ratio will be determined as of the time of the closing of the Merger and the number of shares of Rafael Class B Common Stock that the Cyclo stockholders will receive will depend on the specified assets and liabilities at that time as well as the number of shares of Rafael Class B Common Stock outstanding. At the time the Merger Agreement was entered into, the Exchange Ratio was estimated to be 0.3112 shares of Rafael Class B Common Stock for each share of Cyclo Common Stock based on the information regarding Rafael’s specified assets and liabilities and Class B Common Stock outstanding at that time. The actual Exchange Ratio will depend on the final determination of the variables used to calculate the Exchange Ratio at the time of the closing of the Merger. See “The Merger Agreement — Merger Consideration.” As of February 10, 2025, the estimated Exchange Ratio was 0.3567, which was based on projections of certain metrics as of the expected Closing Date that will impact the actual Exchange Ratio and is subject to, and will, change up to the Closing Date of the Merger. Based on an estimated Exchange Ratio of 0.3567, Cyclo stockholders would own approximately 22.1% of the outstanding Rafael Common Stock and approximately 12.9% of the voting power of such Rafael Common Stock because each share of Rafael Class B Common Stock to be issued to the Cyclo stockholders in the Merger is entitled to one-tenth (1/10) of a vote per share as compared to shares of Rafael Class A Common Stock which are entitled to three (3) votes per share.

The Rafael Class B Common Stock is traded on the New York Stock Exchange under the symbol “RFL,” and the Cyclo Common Stock is traded on the Nasdaq Capital Market under the symbol “CYTH.” Upon completion of the Merger, the Cyclo Common Stock will cease to trade on the Nasdaq Capital Market.

To obtain the approval of the Cyclo stockholders required in connection with the Merger, Cyclo will hold a special meeting of its stockholders on March 20, 2025 (the “Cyclo Special Meeting”) at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178. At the Cyclo Special Meeting, Cyclo stockholders will be asked to vote on (i) a proposal to adopt the Merger Agreement (the “Cyclo Merger Proposal”) and (ii) a proposal to approve the adjournment from time to time of the Cyclo Special Meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Cyclo Special Meeting to approve the Cyclo Merger Proposal or if there are insufficient shares of Cyclo Common Stock present in person or represented by proxy at the Cyclo Special Meeting to constitute a quorum at the Cyclo Special Meeting or any adjournment or postponement thereof (the “Cyclo Adjournment Proposal”).

Only holders of record of Cyclo Common Stock on February 13, 2025 (including shares of Cyclo Common Stock held through a bank, broker or other nominee that is a stockholder of record of Cyclo) are entitled to attend and vote at the Cyclo Special Meeting, or any adjournment or postponement thereof. If you wish to attend the Cyclo Special Meeting in person, you must register in advance by contacting Okapi Partners LLC, the proxy solicitor for Cyclo, no later than noon Eastern Time on March 19, 2025, as described in more detail in the accompanying joint proxy statement/prospectus

We cannot complete the Merger unless the Cyclo stockholders approve the Cyclo Merger Proposal.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Cyclo Special Meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, or (2) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Cyclo Special Meeting.

In connection with the execution of the Merger Agreement, Rafael entered into voting agreements (the “Voting Agreements”) with certain of Cyclo’s directors and officers, who collectively owned, directly and indirectly through their respective affiliates, approximately 8.1% of the outstanding shares of Cyclo Common Stock as of February 10, 2025, pursuant to which such directors and officers have agreed, among other things, to vote all shares of Cyclo Common Stock beneficially owned by them in favor of the Cyclo Merger Proposal. Rafael also agreed to vote all shares of Cyclo Common Stock owned by it, constituting approximately 39.5% of the outstanding shares of Cyclo Common Stock as of February 10, 2025, in favor of the Cyclo Merger Proposal. Accordingly, holders of approximately 47.6% of the total outstanding Cyclo Common Stock as of February 10, 2025 have agreed to vote the shares of Cyclo Common Stock they own in favor of the Cyclo Merger Proposal.

The Cyclo board of directors recommends that Cyclo stockholders vote “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

The obligations of Cyclo and Rafael to complete the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement. More information about Cyclo, Rafael and the Merger is contained in this joint proxy statement/prospectus. You are encouraged to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 9.

We look forward to the successful Merger of Cyclo and Rafael.

Sincerely,

N. Scott Fine Chief Executive Officer Cyclo Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The joint proxy statement/prospectus is dated February 11, 2025 and is first being mailed to stockholders of Rafael and stockholders of Cyclo on or about February 18, 2025.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 20, 2025

To the Stockholders of Rafael Holdings, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Rafael Special Meeting”) of stockholders of Rafael Holdings, Inc., a Delaware corporation (“Rafael”), will be held on March 20, 2025 at 11:30 a.m. local time, at 520 Broad Street, 4th Floor, Newark, New Jersey 07102. Only stockholders who held shares of Rafael Class A common stock, par value $0.01 per share (“Rafael Class A Common Stock”), or Rafael Class B common stock, par value $0.01 per share (“Rafael Class B Common Stock,” together with the Rafael Class A Common Stock, the “Rafael Common Stock”), at the close of business on February 13, 2025, the record date for the Rafael Special Meeting, will be entitled to vote at the Rafael Special Meeting and any adjournments or postponements of the Rafael Special Meeting. You are cordially invited to attend the Rafael Special Meeting to conduct the following items of business:

•        To consider and vote upon a proposal to approve the issuance of shares of Rafael Class B Common Stock in exchange for shares of common stock of Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”), in connection with a merger transaction with Cyclo (the “Rafael Share Issuance Proposal”); and

•        To consider and vote upon a proposal to approve the adjournment of the Rafael Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes present in person or by proxy for, or otherwise in connection with, the approval of the Rafael Share Issuance Proposal (“Rafael Adjournment Proposal”).

The approval of the Rafael Share Issuance Proposal as well as the Rafael Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Rafael Special Meeting.

Rafael is not aware of any other business to be acted upon at the Rafael Special Meeting. If, however, other matters are properly brought before the Rafael Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Rafael board of directors may recommend. These proposals are described more fully in the accompanying joint proxy statement/prospectus. We urge you to read the joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus carefully and in their entirety. In particular, we urge you to read carefully the “Risk Factors” beginning on page 9 of the accompanying joint proxy statement/prospectus. For specific instructions on how to vote your shares, see “The Special Meeting of Rafael Stockholders — Voting Your Shares” beginning on page 36 of the accompanying joint proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Rafael Common Stock that you own.

After careful consideration, the Rafael board of directors has unanimously determined that the issuances are fair to, advisable and in the best interests of Rafael and its stockholders, and unanimously recommends you vote “FOR” the Rafael Share Issuance Proposal and, if necessary, “FOR” the Rafael Adjournment Proposal.

Even if you plan to attend the Rafael Special Meeting in person, we request that you complete, sign, date and return the enclosed proxy card in the envelope provided, or submit your proxy via the Internet prior to the Rafael Special Meeting, and thus ensure that your shares will be represented and voted at the Rafael Special Meeting if you later become unable to attend. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

By order of the board of directors,

Corporate Secretary
February 13, 2025

CYCLO THERAPEUTICS, INC.
6714 NW 16th Street, Suite B
Gainesville, FL 32653
(386) 418-8060

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 20, 2025

Dear Cyclo Stockholders:

We are pleased to invite you to attend the special meeting of Cyclo stockholders, which will be held on March 20, 2025, at 10:00 a.m. (Eastern Time) (the “Cyclo Special Meeting”) at the offices of Fox Rothschild, LLP located at 101 Park Avenue, 17th Floor, New York, New York 10178. The special meeting will be conducted for the following purposes:

•        Cyclo Proposal 1:    To adopt the Agreement and Plan of Merger, dated as of August 21, 2024, as amended as of December 18, 2024, among Cyclo, Rafael Holdings, Inc. (“Rafael”), Tandem Therapeutics, Inc., a wholly owned subsidiary of Rafael (“First Merger Sub”), and Tandem Therapeutics, LLC, a wholly owned subsidiary of Rafael (“Second Merger Sub”), as may be amended from time to time (the “Merger Agreement”), pursuant to which, at the First Effective Time (as defined therein), First Merger Sub will merge with and into Cyclo (the “First Merger”), and First Merger Sub will cease to exist, and Cyclo will become a wholly owned subsidiary of Rafael, and (ii) immediately following the First Merger, Cyclo will merge with and into Second Merger Sub, with Second Merger Sub being the Surviving Entity (as defined herein) of the subsequent merger (the “Second Merger” and together with the First Merger, the “Merger”), and all related transactions contemplated thereby. A copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. This proposal is referred to as the “Cyclo Merger Proposal.”

•        Cyclo Proposal 2:    To approve the adjournment from time to time of the Cyclo Special Meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Cyclo Special Meeting to approve the Cyclo Merger Proposal or if there are insufficient shares of Cyclo Common Stock present or represented by proxy at the Cyclo Special Meeting to constitute a quorum at the Cyclo Special Meeting or any adjournment or postponement thereof. This proposal is referred to as the “Cyclo Adjournment Proposal.”

Cyclo will transact no other business at the Cyclo Special Meeting except such business as may properly be brought before the Cyclo Special Meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Cyclo Special Meeting.

If you wish to attend the special meeting in person, you must pre-register, as described in more detail in the accompanying joint proxy statement/prospectus. If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Okapi Partners LLC, Cyclo’s proxy solicitor, by emailing info@okapipartners.com or calling toll-free at (877) 566-1922. For banks, brokers, and other nominees, call (212) 297-0720.

At a meeting of the Cyclo board of directors (the “Cyclo Board”) held on August 21, 2024, the Cyclo Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (2) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (3) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (4) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (5) authorized and approved all other matters reasonably required to consummate the Merger.

The Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

Holders of record of shares of Cyclo Common Stock, at the close of business on February 13, 2025 (the “Cyclo record date”), are entitled to notice of, and may vote at, the Cyclo Special Meeting and any adjournment of the Cyclo Special Meeting. A list of Cyclo stockholders entitled to vote at the Cyclo Special Meeting will be available for inspection at Cyclo’s principal place of business, located at 6714 NW 16th Street, Suite B, Gainesville, FL 32653, at least 10 days prior to the date of the Cyclo Special Meeting and continuing through the date thereof for any purpose germane to the Cyclo Special Meeting, between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time).

Approval of the Cyclo Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Cyclo Common Stock entitled to vote thereon. Approval of the Cyclo Adjournment Proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo Common Stock present in person or represented by proxy at the Cyclo Special Meeting and entitled to vote thereon.

Your vote is important. Whether or not you expect to attend the Cyclo Special Meeting in person, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; or (2) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Cyclo Special Meeting. If your shares are held in street name through a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished to you by the record holder. Your bank, broker, or other nominee may have an earlier deadline by which you must provide instructions as to how to vote your shares of Cyclo Common Stock, so you should read carefully the materials provided to you by your bank, broker or other nominee. If your shares are registered directly in your name with Cyclo’s transfer agent, Vstock Transfer, LLC, you are considered, with respect to those shares, to be the stockholder of record. In such case, these proxy materials are being sent directly to you.

By Order of the Cyclo Board,

N. Scott Fine Chief Executive Officer and Director Cyclo Therapeutics, Inc.

February 13, 2025

We are pleased to invite you to attend the Cyclo Special Meeting in person. Whether or not you expect to attend the Cyclo Special Meeting in person, please complete, date, sign and return the proxy card that may be delivered to you or vote via the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the Cyclo Special Meeting. Even if you have voted by proxy, you may still vote if you attend the Cyclo Special Meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee and you wish to vote at the Cyclo Special Meeting, you may be instructed to obtain a legal proxy form from your bank, broker or other nominee and to submit a copy in advance of the Cyclo Special Meeting.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Rafael (File No. 333-82558), constitutes a prospectus of Rafael under Section 5 of the Securities Act, with respect to (i) the shares of Rafael Class B Common Stock to be issued to Cyclo stockholders, (ii) the Rafael public warrants to be issued to holders of Cyclo public warrants, and (iii) the shares of Rafael Class B Common Stock underlying the Rafael public warrants, pursuant to the Merger Agreement.

This joint proxy statement/prospectus also constitutes a notice of meeting and proxy statement of each of Rafael and Cyclo under Section 14(a) of the Exchange Act.

Rafael has supplied all information contained or incorporated by reference herein relating to Rafael, and Cyclo has supplied all information contained or incorporated by reference herein relating to Cyclo. Rafael and Cyclo have both contributed to the information relating to the Merger and the Merger Agreement contained in this joint proxy statement/prospectus.

Rafael and Cyclo have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. Rafael and Cyclo take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated [•], 2025 and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to the stockholders of Rafael and stockholders of Cyclo, nor the issuance by Rafael of shares of Rafael Class B Common Stock or Rafael public warrants, pursuant to the Merger Agreement, will create any implication to the contrary.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

DEFINED TERMS

Unless otherwise indicated or the context requires, any reference in this joint proxy statement/prospectus to:

•        “Cyclo” refers to Cyclo Therapeutics, Inc., a Nevada corporation;

•        “Cyclo Charter” refers to the Amended and Restated Articles of Incorporation in effect immediately prior to the First Effective Time (as defined in the Merger Agreement);

•        “Cyclo Common Stock” refers to the common stock, $0.0001 par value per share, of Cyclo;

•        “Cyclo Preferred Stock” refers to the “blank check” preferred stock of Cyclo;

•        “Cyclo Public Warrants” refers to public warrants to purchase shares of Cyclo Common Stock that are currently listed on Nasdaq under the ticker symbol “CYTHW”;

•        “Cyclo Special Meeting” refers to the Cyclo stockholder meeting that will be held on March 20, 2025, at 10:00 a.m., Eastern Time, at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178;

•        “Cyclo Stockholder Approval” refers to the approval by Cyclo stockholders of the Merger Agreement;

•        “dollars” or “$” refers to U.S. dollars;

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•        “Exchange Ratio” refers to a ratio that values each share of Cyclo Common Stock at $0.95 and values Rafael at the combined value of its cash, cash equivalents, marketable securities, real estate and certain other financial holdings less certain of its current liabilities. The Exchange Ratio is described in more detail in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 79 of the accompanying joint proxy statement/prospectus;

•        “First Merger” refers to First Merger Sub merging with and into Cyclo with Cyclo being the surviving entity, and becoming a wholly owned subsidiary of Rafael;

•        “First Merger Sub” refers to Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Rafael;

•        “Lock-Up Agreements” refers to the lock-up agreements between certain stockholders of Cyclo and Rafael providing for post-closing restrictions on the ability of such individuals with respect to the transfer of shares of Rafael Class B Common Stock to be issued to them pursuant to the Merger Agreement and/or otherwise owned, as applicable, in substantially the form included as Annex B to this joint proxy statement/prospectus;

•        “Merger” refers to, collectively, the First Merger and the Second Merger;

•        “Merger Agreement” refers to the Agreement and Plan of Merger, dated as of August 21, 2024, by and among Rafael, Merger Subs and Cyclo, a copy of which is annexed hereto as Annex A-1, amended as of December 18, 2024, by an Amendment to Agreement and Plan of Merger, a copy of which is annexed hereto as Annex A-2 and filed as Exhibit 2.2 and amended as of February 4, 2025, by Amendment No. 2 to Agreement and Plan of Merger, a copy of which is annexed hereto as Annex A-3 and filed as Exhibit 2.3;

•        “Merger Subs” refers to First Merger Sub and Second Merger Sub;

•        “Rafael” refers to Rafael Holdings, Inc., a Delaware corporation;

•        “Rafael Bylaws” refers to the Amended and Restated Bylaws of Rafael;

•        “Rafael Charter” refers to the Amended and Restated Certificate of Incorporation of Rafael in effect immediately prior to the First Effective Time;

•        “Rafael Class A Common Stock” refers to Rafael’s Class A common stock, par value $0.01 per share, the holders of which are entitled to three votes per share;

•        “Rafael Class B Common Stock” refers to Rafael’s Class B common stock, par value $0.01 per share, the holders of which are entitled to one-tenth of a vote per share;

•        “Rafael Common Stock” refers to the Rafael Class A Common Stock and the Rafael Class B Common Stock;

•        “Rafael Public Warrants” refers to those warrants to purchase shares of Rafael Class B Common Stock that are being registered under the Registration Statement;

•        “Rafael Special Meeting” refers to the Rafael stockholder meeting that will be held on March 20, 2025, at 11:30 a.m., Eastern Time, at 520 Broad Street, Newark, New Jersey 07102;

•        “Rafael Stockholder Approval” refers to the approval of the issuance of the Rafael Class B Common Stock issuable pursuant to the Merger;

•        “Registration Statement” refers to the registration statement of which this joint proxy statement/prospectus forms a part;

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “Second Merger” refers to Cyclo merging with and into Second Merger Sub with the Second Merger Sub being the surviving entity;

•        “Second Merger Sub” refers to Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Rafael;

•        “Securities Act” refers to the Securities Act of 1933, as amended;

•        “Second Effective Time” refers to the time when the certificate of merger for the Second Merger has been duly filed with the Secretary of State of the State of Nevada or at such later time as is permissible under Nevada Corporate Law;

•        “Support Agreement” refers to the support agreement entered into by and among Howard Jonas, Rafael and Cyclo, a copy of which is annexed hereto as Annex C;

•        “Surviving Entity” refers to the Second Merger Sub following the Second Merger;

•        “our” or “we” refer to Rafael, unless specified otherwise or clearly referring to Cyclo based on the context;

•        “Transactions” refers to the Merger and the other transactions contemplated under the Merger Agreement, including the Voting Agreements, Support Agreement, and Lock-Up Agreements; and

•        “Voting Agreements” refers to the voting agreements executed by affiliates and other related parties of Cyclo in substantially the form annexed hereto as Annex D.

Capitalized terms used herein without definition have the meanings assigned thereto in the Merger Agreement.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Rafael and Cyclo from documents that Rafael and Cyclo, respectively, have filed or will file with the SEC that are not included in or delivered with this joint proxy statement/prospectus. For additional information on the documents incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone using the following contact information, or free of charge on the SEC website, www.sec.gov.

If you would like to request documents from Rafael or Cyclo, please send a request in writing or by telephone to the appropriate company at the following addresses and telephone numbers.

Rafael Holdings, Inc. 520 Broad Street Newark, New Jersey 07102 Telephone: (212) 658-1450 Attn: Secretary	Cyclo Therapeutics, Inc. c/o Okapi Partners LLC 1212 Avenue of the Americas, 17th Floor New York, NY 10036 (877) 566-1922 (212) 297-0720 – banks and brokers info@okapipartners.com

Rafael stockholders and Cyclo stockholders may also consult the websites of Rafael and Cyclo, respectively, for more information concerning the Merger and other transactions described in the accompanying joint proxy statement/prospectus. The website of Rafael is https://www.rafaelholdings.com/ and the website of Cyclo is https://cyclotherapeutics.com/. Information included on these websites is not incorporated by reference into the accompanying joint proxy statement/prospectus.

If you would like to request any documents, you must do so by March 13, 2025, or the date that is five business days before the date of the Special Meetings, in order to receive them before the relevant Special Meeting.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Transactions and the special meetings of stockholders of Rafael and Cyclo (collectively, the “Special Meetings”). These questions and answers only highlight some of the information contained in this joint proxy statement/prospectus. They may not contain all the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this joint proxy statement/prospectus, to understand fully the proposed transactions and the voting procedures for the meetings. See “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus.

Q:     What is the Merger Agreement and the Transactions?

A:     On August 21, 2024, Rafael, First Merger Sub, Second Merger Sub and Cyclo entered into the Merger Agreement, which was then amended as of December 18, 2024. The Merger Agreement provides for, among other things, the merger of First Merger Sub with and into Cyclo (the “First Merger”), the merger of Cyclo (as the surviving entity of the First Merger) with and into Second Merger Sub with Second Merger Sub being the Surviving Entity (the “Second Merger” and together with the First Merger, the “Merger”). At the effective time of the Second Merger, the limited liability company agreement of Second Merger Sub will be amended and restated to be the limited liability company agreement of the Surviving Entity.

Concurrently with the execution of the Merger Agreement, certain key affiliates of both Rafael and Cyclo entered into binding commitments to support the Merger. A Support Agreement was executed by Howard Jonas, Rafael’s controlling stockholder, and Voting Agreements were executed by affiliates and other related parties of Cyclo. In addition, certain key affiliates of Cyclo entered into Lock-Up Agreements, which contain certain restrictions on the transfer of Rafael Class B Common Stock received in the Merger for a period of six months following the closing of the Merger.

As a result of the Transactions, at the First Effective Time, each outstanding share of Cyclo Common Stock will be automatically cancelled and retired and cease to exist, and will entitle the holder to receive a number of shares of Rafael Class B Common Stock according to the Exchange Ratio. The Exchange Ratio will be based upon a price for Cyclo Common Stock of $0.95 per share and (A) the sum of (i) Rafael’s cash, cash equivalents and marketable securities, (ii) certain other assets of Rafael and (iii) the amounts loaned by Rafael to Cyclo prior to closing of the Merger, less (B) certain current liabilities of Rafael, and the number of shares of Rafael capital stock outstanding at the closing of the Merger. See “The Merger Agreement” beginning on page 78 of this joint proxy statement/prospectus.

All compensatory options to purchase Cyclo Common Stock will automatically be converted into options to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in outstanding warrant agreements, all outstanding warrants to purchase Cyclo Common Stock (other than those held by Rafael which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio. Certain holders of Cyclo warrants, representing 5,498,914 Cyclo warrant shares, have the right to elect to receive cash payment in an amount equal to the Black Scholes Value (as defined in the applicable warrants) of the unexercised portion of their warrants on the date of consummation of the Merger in lieu of receiving warrants to purchase Rafael Class B Common Stock.

Holders of Cyclo Public Warrants will receive Rafael Public Warrants in exchange for their Cyclo Public Warrants. The Rafael Public Warrants, and the shares of Rafael Class B Common Stock issuable on exercise thereof, are being registered as part of this Registration Statement.

Q:     Why am I receiving this joint proxy statement/prospectus?

A:     You are receiving this joint proxy statement/prospectus because you are a holder of either Rafael Common Stock or Cyclo Common Stock. Rafael and Cyclo have entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions included in the Merger Agreement, Rafael has agreed to acquire Cyclo by means of the Merger. The Merger Agreement, which governs the terms of the Merger, is annexed to this joint proxy statement/prospectus as Annex A.

Rafael.    The issuance of shares of Rafael Class B Common Stock in connection with the Merger must be approved by the Rafael stockholders in accordance with Section 312 of the NYSE Listed Company Manual in order for the Merger to be consummated. The Rafael Special Meeting is being held to obtain that approval. Rafael encourages you to submit a proxy to have your shares of Rafael Common Stock voted as soon as possible.

Cyclo.    The Merger Agreement must be adopted by the Cyclo stockholders in accordance with Nevada Corporate Law in order for the Merger to be consummated. The Cyclo Special Meeting is being held to obtain that approval. Your vote is very important. Cyclo encourages you to submit a proxy to have your shares of Cyclo Common Stock voted as soon as possible.

Q:     When were the enclosed solicitation materials first made available to Rafael and Cyclo stockholders?

A:     The enclosed materials were first made available to Rafael and Cyclo stockholders on or about February 18, 2025.

Q:     When and where will the Special Meetings be held?

A:     Rafael.    The Rafael Special Meeting will be held on March 20, 2025, at 11:30 a.m., Eastern Time, at 520 Broad Street, Newark, New Jersey 07102.

Cyclo.    The Cyclo Special Meeting will be held on March 20, 2025, at 10:00 a.m., Eastern Time, at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178.

Q:     What will Rafael stockholders receive as consideration in the Merger?

A:     Rafael stockholders will not receive Merger consideration and, other than issuance of shares of Rafael Class B Common Stock to holders of Cyclo Common Stock, and the issuance of options and warrants to purchase Rafael Class B Common Stock to holders of options and warrants to purchase Cyclo Common Stock and the resulting dilution, the Merger will have no impact on the outstanding capital stock of Rafael, and each share of Rafael Common Stock that is issued and outstanding as of immediately prior to the First Effective Time of the Merger, will continue to remain outstanding. See “The Merger Agreement — Merger Consideration” beginning on page 79 of this joint proxy statement/prospectus.

Q:     What will Cyclo stockholders receive as consideration in the Merger?

A:     As a result of the Transactions, at the First Effective Time, each outstanding share of Cyclo Common Stock will be automatically cancelled and retired and cease to exist, and will entitle the holder to receive a number of shares of Rafael Class B Common Stock according to the Exchange Ratio.

The Exchange Ratio values (i) each share of Cyclo Common Stock at $0.95, which represents an approximately seventy-five percent (75%) discount to the trading price of the Cyclo Common Stock on August 21, 2024, the date on which Cyclo and Rafael entered into the Merger Agreement and (ii) Rafael at the combined value of its cash, cash equivalents, marketable securities, real estate and certain other financial holdings plus amounts loaned by Rafael to Cyclo between the signing of the Merger Agreement and the closing of the Merger, less certain of Rafael’s current liabilities. The Exchange Ratio will be determined as of the time of the closing of the Merger and the number of shares of Rafael Class B Common Stock that the Cyclo stockholders will receive will depend on the specified assets and liabilities at that time as well as the number of shares of Rafael Class B Common Stock outstanding. At the time the Merger Agreement was entered into, the Exchange Ratio was estimated to be 0.3112 shares of Rafael Class B Common Stock for each share of Cyclo Common Stock based on the information regarding Rafael’s specified assets and liabilities and Class B Common Stock outstanding at that time. The actual Exchange Ratio will depend on the final determination of the variables used to calculate the Exchange Ratio at the time of the closing of the Merger. See “The Merger Agreement — Merger Consideration.” As of February 10, 2025, the estimated Exchange Ratio was 0.3567, which was based on projections of certain metrics as of the expected Closing Date that will impact the actual Exchange Ratio and is subject to, and will, change up to the Closing Date of the Merger. Based on an estimated Exchange Ratio of 0.3567, Cyclo stockholders would own approximately 22.1% of the outstanding Rafael Common Stock and approximately 12.9% of the voting power of such Rafael Common Stock because each share of Rafael Class B Common Stock to be issued to the Cyclo stockholders in the Merger is entitled to one-tenth (1/10) of a vote per share as compared to shares of Rafael Class A Common Stock which are entitled to three (3) votes per share.

See “The Merger Agreement — Merger Consideration” beginning on page 79 of this joint proxy statement/prospectus.

Q:     What will happen to outstanding Cyclo Warrants in the Merger?

A:     Unless otherwise provided for in the outstanding warrant agreements, all outstanding Cyclo warrants (other than those held by Rafael, which will be cancelled) will automatically be converted into Rafael warrants, at an adjusted exercise price per share based upon the Exchange Ratio. Certain holders of Cyclo warrants representing 5,498,914 Cyclo warrant shares will have the right to elect to receive cash payment in an amount equal to the Black Scholes Value of the unexercised portion of their warrants on the date of consummation of the Merger in lieu of receiving Rafael warrants. Holders of Cyclo Public Warrants will receive Rafael Public Warrants in exchange for their Cyclo Public Warrants. The Rafael Public Warrants, and the shares of Rafael Class B Common Stock issuable on exercise thereof, are being registered as part of this Registration Statement. See “The Merger Agreement — Treatment of Cyclo Warrants and Cyclo Options” beginning on page 80 of this joint proxy statement/prospectus.

Q:     What will happen to outstanding Cyclo options in the Merger?

A:     At the First Effective Time, all compensatory options to purchase Cyclo Common Stock will be automatically converted into options to purchase, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share) at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent). See “The Merger Agreement — Treatment of Cyclo Warrants and Cyclo Options” beginning on page 80 of this joint proxy statement/prospectus.

Q:     What are the expected federal income tax consequences to Cyclo stockholders?

A:     The Merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and, if it so qualifies, it is expected that the Cyclo stockholders will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Rafael Class B Common Stock in exchange for Cyclo Common Stock pursuant to the Merger. Please see the information under the section entitled “Material U.S. Federal Income Tax Consequences” below for a more detailed summary of the U.S. federal income tax consequences of the Merger.

Q:     When is the Merger expected to be completed?

A:     Pursuant to the terms of the Merger Agreement, the Transactions are to be completed on or prior to March 31, 2025 (the “End Date”). However, no assurance can be provided as to when or if the Transactions will be completed. The Rafael Stockholder Approval and the Cyclo Stockholder Approval must be obtained, and other conditions specified in the Merger Agreement must be satisfied or, to the extent applicable, waived prior to the consummation of the Transactions.

Q:     What conditions must be satisfied to complete the Merger?

A:     Conditions Precedent to Obligations of Each Party.    The obligations of each of Rafael, Merger Subs and Cyclo to complete the Merger are subject to the satisfaction (or waiver to the extent permissible under the Merger Agreement or applicable law) on or prior to the Closing of each of the following conditions:

•        Effectiveness of Form S-4 Registration Statement.    The Registration Statement with respect to the Rafael Class B Common Stock to be issued to Cyclo Stockholders, the Rafael Public Warrants and the Rafael Class B Common Stock underlying the Rafael Public Warrants shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect, and no proceedings for that purpose shall be pending or threatened in writing by the SEC and not withdrawn or lapsed.

•        No Restraints.    No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted since the date of the Merger Agreement that makes consummation of the Merger illegal.

•        Stockholder Approval.    Cyclo and Rafael shall have obtained the Required Cyclo Stockholder Vote and the Required Rafael Stockholder Vote, respectively.

Conditions Precedent to Obligations of Rafael and Merger Subs.    The obligations of Rafael and Merger Subs to consummate the Merger are subject to the satisfaction (or waiver by Rafael), at or prior to the Closing, of each of the following conditions:

•        Accuracy of Cyclo Representations and Warranties.    The Specified Representations of Cyclo that are qualified by materiality or Cyclo Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all respects as of such earlier date). The Specified Representations of Cyclo that are not qualified by materiality or Cyclo Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date). The other representations and warranties of Cyclo set forth in Section 2 of the Merger Agreement (Representations and Warranties of the Company) shall be true and correct (without giving effect to any limitation as to materiality or Cyclo Material Adverse Effect set forth therein) as of the date of the Merger Agreement and of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Cyclo Material Adverse Effect.

•        Cyclo Performance of Covenants.    Cyclo shall have performed and complied with, in all material respects, all of its covenants under the Merger Agreement at or before the Closing (to the extent that such covenants require performance by Cyclo at or before the Closing).

•        No Governmental Litigation.    There shall not be pending any lawsuit or other Legal Proceeding challenging the Merger that (a) has been commenced by a Governmental Body of competent jurisdiction and (b) could reasonably be expected to result in an injunction or judgment in favor of such Governmental Body that would prevent consummation of the Merger.

•        Agreements and Documents.    Rafael shall have received the following agreements and documents, each of which shall be in full force and effect:

(a)    the Director Resignations;

(b)    the Statement of Merger, executed by Cyclo;

(c)    a good standing certificate of Cyclo from the Secretary of State of the State of Nevada dated within seven days prior to the Closing Date; and

(d)    the Voting Agreements and the Lock-Up Agreements duly executed by each party thereto (other than Rafael).

•        Cyclo Closing Certificate.    As of the Closing, the President or Chief Financial Officer of Cyclo shall have delivered to Rafael the Cyclo Officers Certificate to the effect that each of the conditions specified in the Merger Agreement (Accuracy of Cyclo Representations and Warranties), (Cyclo Performance of Covenants) and (No Material Adverse Effect) is satisfied in all respects.

•        Consents and Assignments.    As of the Closing, Cyclo shall have received all consents and assignments as may be required to effectuate the Transactions.

•        No Cyclo Material Adverse Effect.    Since the date of the Merger Agreement, no Cyclo Material Adverse Effect shall have occurred that is continuing.

Conditions Precedent to Obligations of Cyclo.    The obligation of Cyclo to consummate the Merger is subject to the satisfaction (or waiver by Cyclo), at or prior to the Closing, of the following conditions:

•        Accuracy of Rafael Representations and Warranties.    The Specified Representations of Rafael that are qualified by materiality or Rafael Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date with the same effect as though made

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on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all respects as of such earlier date). The Specified Representations of Rafael that are not qualified by materiality or Rafael Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date). The other representations and warranties of Rafael and Merger Subs set forth in Section 3 of the Merger Agreement (Representations and Warranties of the Rafael and Merger Subs) shall be true and correct (without giving effect to any limitation as to materiality or Rafael Material Adverse Effect set forth therein) as of the date of the Merger Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Rafael Material Adverse Effect.

•        Rafael Performance of Covenants.    Rafael and Merger Subs shall have performed and complied with, in all material respects, all of their respective covenants under the Merger Agreement at or before the Closing (to the extent that such covenants require performance by Rafael or Merger Subs at or before the Closing).

•        No Governmental Litigation.    There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding challenging the Merger that has been commenced by a Governmental Body.

•        No Material Adverse Effect.    Since the date of the Merger Agreement, no Rafael Material Adverse Effect shall have occurred that is continuing.

•        Rafael Closing Certificate.    An authorized officer of Rafael and Merger Subs shall have delivered to Cyclo the Rafael Officers Certificate to the effect that each of the conditions specified in the sections Accuracy of Rafael Representations and Warranties, Rafael Performance of Covenants and No Rafael Material Adverse Effect of the Merger Agreement is satisfied in all respects.

•        Support Agreement.    Cyclo shall have received the Support Agreement executed by Howard Jonas which shall be in full force and effect.

•        Employment Agreements and Offer Letters.    The Surviving Entity shall have entered into written employment agreements with each of the Key Employees and provided written offer letters to the remaining two Continuing Employees of Cyclo on the same or better terms as those contained in the current agreements or arrangements, as the case may be.

•        Stock Exchange Listing.    The shares of Rafael Class B Common Stock issuable, and required to be reserved for issuance, in connection with the Merger and the Rafael Public Warrants and the Rafael Class B Common Stock underlying the Rafael Public Warrants shall have been approved for listing on the NYSE, subject to official notice of issuance.

See “The Merger Agreement — Conditions to the Merger” beginning on page 90 of this joint proxy statement/prospectus.

Q:     “What Interests May Certain Persons be Deemed to Have in the Merger”

A:     Certain Cyclo Board members and executive officers may be deemed to have interests in the Merger that are in addition to, or different from, the interests of other Cyclo stockholders generally. In particular, two of Cyclo’s directors, William Conkling, Rafael’s Chief Executive Officer, and Dr. Vivien Wong, are designees of Rafael to Cyclo’s board, Mr. Conkling and Dr. Wong hold shares of Cyclo Common Stock and vested options to purchase shares of Cyclo Common Stock. Each Cyclo option and warrant held by Cyclo directors and officers will receive the treatment described in the section entitled “The Merger Agreement — Treatment of Cyclo Equity Awards” and, as a condition to the Closing of the Merger, the executive officers of Cyclo will be entering into employment agreements with the Surviving Entity on similar terms as those contained in their current employment agreements with Cyclo. See The Merger — Existing Cyclo Executive Employment Agreements.

In addition, effective at the Closing, Mr. Conkling will be appointed the sole director of the Surviving Entity and Markus W. Sieger, the Chairman of the Board of Cyclo, will be appointed a director of Rafael. See “The Merger — Interests of Certain Person in the Transactions — Cyclo.”

Rafael owns and is entitled to vote 12,998,194 shares of Cyclo Common Stock, representing 39.5% of the voting power of the outstanding shares of Cyclo Common Stock.

Q:     Who will serve as the management of Rafael and the Surviving Entity following the Transactions?

A:     Following the consummation of the Transactions, the managers and officers of the Surviving Entity, each to hold office in accordance with the articles of organization and limited liability company agreement of the Surviving Entity, shall be William Conkling, Scott M. Fine, Joshua M. Fine, Jeffrey L. Tate and Michael Lisjak, in addition to Joyce Mason who will serve as Secretary of the Surviving Entity. The Merger Agreement does not provide for any changes in the currently existing management of Rafael.

Q:     How will the companies operate post-merger?

A:     It is Rafael’s current plan that, following completion of the Merger, Cyclo’s business will be operated in the Surviving Entity, as a stand-alone limited liability company as a subsidiary of Rafael. The current members of Cyclo’s management and other employees will continue to serve in their current positions, except that they will be officers and employees of the Surviving Entity. William Conkling, Rafael’s Chief Executive Officer, will be the sole “manager” of the Surviving Entity, and the officers of the Surviving Entity will report to him. Following completion of the Merger, Rafael intends to focus its efforts on Trappsol® Cyclo™ as its lead clinical program. In furtherance of that focus, Rafael intends to review its other activities to determine those with the greatest prospect of positive development or commercialization in the near to medium term, and allocate its resources accordingly, curtailing or ceasing efforts where warranted to ensure that it has the resources necessary to support its efforts with regard to Trappsol® Cyclo™.

Q:     Following the Transactions, will Rafael Class B Common Stock continue to trade on a stock exchange?

A:     Yes. Rafael Class B Common Stock is currently listed on the NYSE under the symbol “RFL”. Following the consummation of the Transactions, it is expected that Rafael Class B Common Stock will continue to be listed on the NYSE.

Q:     What Rafael vote is required to approve each Rafael Proposal?

A:     Your vote “FOR” each proposal presented at the Rafael Special Meeting is important, and you are encouraged to submit a proxy to ensure your vote is received on the following proposals, each of which require the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon as of the record date for the Rafael Special Meeting.

•        Rafael Proposal 1 (Rafael Share Issuance Proposal):    Approval of the issuance of shares of Rafael Class B Common Stock in exchange for shares of Cyclo Common Stock in connection with the Merger.

•        Rafael Proposal 2 (Rafael Adjournment Proposal):    Approval of the adjournment of the Rafael Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes present in person or by proxy for, or otherwise in connection with, the approval of the Rafael Share Issuance Proposal.

The approval of the Rafael Share Issuance Proposal as well as the Rafael Adjournment Proposal (together, the “Rafael Proposals”) requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Rafael Special Meeting.

Any abstention by a Rafael stockholder or failure of any Rafael stockholder to submit a vote will have the same effect as voting against the Rafael Proposals. Any broker non-votes will have no effect on the outcome of the Rafael Proposals. In connection with the Rafael Share Issuance Proposal, it is expected that Howard Jonas, the Chairman of Rafael and a member of the Board of Directors, along with certain of his family members and affiliates, who hold a majority of the votes required for approval of the Rafael Proposals will vote all their shares of Rafael Common Stock for the Rafael Proposals. Therefore, their votes will be sufficient to approve each of the proposals described above. Howard Jonas, Rafael’s controlling stockholder, entered into a Support Agreement, which is attached as Annex C to this joint proxy statement/prospectus. Under this agreement, Howard Jonas has agreed to vote in favor of the issuance of the shares of Rafael Class B Common Stock to Cyclo stockholders in connection with the Merger and to take other actions in furtherance thereof.

Q:     What Cyclo vote is required to approve each Cyclo Proposal?

A:     Your vote “FOR” each proposal presented at the Cyclo Special Meeting is very important, and you are encouraged to submit a proxy as soon as possible.

•        Cyclo Proposal 1 (Cyclo Merger Proposal):    Approval of the Cyclo Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Cyclo Common Stock entitled to vote thereon. Failure to vote at the Cyclo Special Meeting or vote by proxy at the Cyclo Special Meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Cyclo Merger Proposal. Shares of Cyclo Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

•        Cyclo Proposal 2 (Cyclo Adjournment Proposal):    Approval of the Cyclo Adjournment Proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo Common Stock present in person or represented by proxy at the Cyclo Special Meeting and entitled to vote thereon. For the Cyclo Adjournment Proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Cyclo Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Q:     How does the Rafael board of directors (the “Rafael Board” or the “Rafael Board of Directors”) recommend that I vote?

A:     The Rafael Board, after considering various factors, including those described under “Rafael Share Issuance Proposal: To approve the issuances of Rafael Class B Common Stock in connection with the Merger,” has unanimously approved the Rafael Share Issuance Proposal and determined that the issuances are fair to, and in the best interests of, Rafael and its stockholders and recommends that Rafael stockholders approve the Rafael Share Issuance Proposal.

Accordingly, the Rafael Board recommends that Rafael stockholders vote:

•        “FOR” Rafael Share Issuance Proposal and, if necessary, “FOR” the Rafael Adjournment Proposal.

Q:     How does the Cyclo board of directors (the “Cyclo Board” or “the Cyclo Board of Directors”) recommend that I vote?

A:     At a meeting of the Cyclo Board held on August 21, 2024, the Cyclo Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (2) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (3) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (4) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (5) authorized and approved all other matters reasonably required to consummate the Merger.

Accordingly, the Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

Q:     What happens if the Merger is not completed?

A:     If the Rafael Proposals are not approved and adopted by Rafael stockholders or if the Merger is not approved by the Cyclo stockholders, or the Merger is not completed for any other reason, Cyclo stockholders will not receive any shares of Rafael Class B Common Stock for shares of Cyclo Common Stock they own. Rafael Class B Common

Stock will continue to be listed and traded on the NYSE and registered under the Exchange Act, and Rafael will continue to file periodic reports with the SEC on account of Rafael Class B Common Stock. Cyclo will remain an independent public company and Cyclo Common Stock will continue to be listed and traded on the Nasdaq.

Q:     Am I entitled to vote at the Special Meeting?

A:     Rafael stockholders.    Only Rafael stockholders of record on February 13, 2025, the record date for the Rafael Special Meeting, are entitled to receive notice of and to vote at the Rafael Special Meeting. As of the close of business on February 13, 2025, there were 787,163 issued and outstanding shares of Rafael Class A Common Stock and [•] issued and outstanding shares of Rafael Class B Common Stock entitled to vote at the Rafael Special Meeting. Rafael stockholders are entitled to three votes for each share of Class A Common Stock held by them and one-tenth of one vote for each share of Class B Common Stock held by them. The holders of Rafael Class A Common Stock and Rafael Class B Common Stock will vote as a single body on all matters presented to the Rafael stockholders at the Rafael Special Meeting.

Cyclo stockholders.    Only Cyclo stockholders of record on February 13, 2025, the record date for the Cyclo Special Meeting, are entitled to receive notice of and to vote at the Cyclo Special Meeting. As of the close of business on February 13, 2025, there were [•] issued and outstanding shares of Cyclo Common Stock entitled to vote at the Cyclo Special Meeting, with Cyclo stockholders entitled to one vote for each share of Cyclo Common Stock held by them.

Q:     What constitutes a quorum at the Special Meetings?

A:     Quorum for Rafael.    In order for business to be conducted at the Rafael Special Meeting, a quorum must be present. A quorum at the Rafael Special Meeting requires the presence, in person or by proxy, of a majority of all the voting power of all shares entitled to vote at the Rafael Special Meeting, present in person or by proxy. Abstentions and broker non-votes will be counted towards a quorum. At the close of business on February 13, 2025, the record date for the Rafael Special Meeting, there were 787,163 shares of Rafael Class A Common Stock outstanding and [•] shares of Rafael Class B Common Stock outstanding.

Quorum for Cyclo.    In order for business to be conducted at the Cyclo Special Meeting, a quorum must be present. A quorum at the Cyclo Special Meeting requires the presence of the holders of one-third of the voting power of Cyclo, present in person or represented by proxy. Shares of Cyclo Common Stock represented at the Cyclo Special Meeting by attendance in person or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Cyclo Special Meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Cyclo Special Meeting. At the close of business on February 13, 2025, the record date for the Cyclo Special Meeting, there were [•] shares of Cyclo Common Stock outstanding.

Q:     What do I need to do now?

A:     After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the Internet in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the applicable Special Meeting.

Additional information on voting procedures can be found under the sections titled “The Special Meeting of Rafael’s Stockholders” and “The Special Meeting of Cyclo’s Stockholders.”

Q:     How will my proxy be voted?

A:     If you submit your proxy via the Internet or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

Rafael.    If you are a registered stockholder of record and you return your signed proxy card but do not indicate your voting preference, the persons named in the proxy card will vote the shares represented by the proxy as recommended by the Rafael Board. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Rafael, or by voting in person at the Rafael Special Meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. If you hold your shares in the name of a broker, bank or other nominee and you do not instruct your broker, bank or nominee how to vote your shares, your broker may not vote your shares of Rafael Common Stock, which will have the no effect on the outcome of the Rafael Share Issuance Proposal or the Rafael Adjournment Proposal.

Cyclo.    If you are a registered stockholder of Cyclo and you return your signed proxy card without indicating your voting preference, the persons named in the proxy card will vote the shares represented by the proxy as recommended by the Cyclo Board. Please note that if your shares are held in “street name,” you cannot vote them by returning a proxy card directly to Cyclo or by voting in person at the Cyclo Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or nominee. If you hold your shares in the name of a broker, bank, or other nominee and do not instruct them on how to vote your shares, your broker may not vote your shares of Cyclo Common Stock, which will have the same effect as a vote “AGAINST” the Merger.

Additional information on voting procedures can be found under the sections titled “The Special Meeting of Rafael’s Stockholders” and “The Special Meeting of Cyclo’s Stockholders.”

Q:     Who will count the votes?

A:     Rafael.    The votes at the Rafael Special Meeting will be counted by an independent inspector of election appointed by the Rafael Board.

Cyclo.    The votes at the Cyclo Special Meeting will be counted by an independent inspector of election appointed by the Cyclo Board.

Q:     May I vote in person?

A:     Rafael.    Yes. If you are a stockholder of record of Rafael at the close of business on February 13, 2025, you may attend the Rafael Special Meeting and vote your shares in person, in lieu of submitting your proxy by Internet or by completing, signing, dating and returning the enclosed proxy card.

If you are a beneficial holder of Rafael Common Stock, you are also invited to attend the Rafael Special Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Rafael Special Meeting unless you request and obtain a valid “legal proxy” from your broker, bank or nominee.

Cyclo.    Yes. If you are a stockholder of record of Cyclo at the close of business on February 13, 2025, you may attend the Cyclo Special Meeting and vote your shares in person, in lieu of submitting your proxy by Internet or by completing, signing, dating and returning the enclosed proxy card.

If you are a beneficial holder of Cyclo Common Stock, you are also invited to attend the Cyclo Special Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Cyclo Special Meeting unless you request and obtain a valid “legal proxy” from your broker, bank or nominee.

Q:     What must I bring to attend the Special Meeting?

A:     Rafael.    Only Rafael stockholders of record, as of the close of business on the record date, beneficial owners of Rafael Common Stock as of the record date, holders of valid proxies for the Rafael Special Meeting, and invited guests of Rafael may attend the Rafael Special Meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

Additional information on attending the Rafael Special Meeting can be found under the section titled “The Special Meeting of Rafael’s Stockholders.”

Cyclo.    Only Cyclo stockholders of record, as of the close of business on the record date, beneficial owners of Cyclo Common Stock as of the record date, holders of valid proxies for the Cyclo Special Meeting, and invited guests of Cyclo may attend the Cyclo Special Meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

x

Additional information on attending the Cyclo Special Meeting can be found under the section titled “The Special Meeting of Cyclo’s Stockholders.”

Q:     What should I do if I receive more than one set of voting materials for the Special Meeting?

A:     Rafael.    You may receive more than one set of voting materials for the Rafael Special Meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your Rafael Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form.

Cyclo.    You may receive more than one set of voting materials for the Cyclo Special Meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your Cyclo Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form.

Q:     What is the difference between holding shares as a “stockholder of record” and holding shares as “beneficial owner” (or in “street name”)?

A:     Most stockholders are considered “beneficial owners” of their shares — they hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in “street name.”

Stockholder of Record:    If your shares are registered directly in your name with Rafael’s or Cyclo’s transfer agent, you are considered the “stockholder of record” with respect to those shares. As a stockholder of record, you have the right to grant your voting proxy directly to us by submitting your vote by written proxy or the Internet, or to vote in person at the meeting.

Beneficial Owner:    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and the proxy materials are being forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or nominee as to how to vote your shares if you follow the instructions you receive from your broker, bank, or nominee. You are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Special Meeting unless you request, complete and deliver the proper documentation provided by your broker, bank or nominee and bring it with you to the applicable Special Meeting.

Q:     What is a broker non-vote?

A:     If you are a beneficial owner of shares held in “street name” and do not provide your broker, bank or nominee with specific voting instructions, the broker, bank or nominee may generally vote on “routine” matters, but cannot vote on “non-routine” matters. If the broker, bank or nominee does not receive instructions from you on how to vote your shares on a non-routine matter, it will inform the inspector of election that it does not have authority to vote on this matter with respect to your shares. This is referred to as a “broker non-vote.”

You should instruct your broker, bank or other nominee how to vote your shares. It is expected that all proposals scheduled to be voted on at the Special Meetings will be “non-routine” matters and, as such, under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Special Meetings. A broker non-vote will not be voted either for or against the Rafael Proposals or the Rafael Adjournment Proposal. Broker non-votes, if any, will have the same effect as a vote against the Cyclo Merger Proposal, and will have no effect on the outcome of the Cyclo Adjournment Proposal. Additional information on voting procedures can be found under the sections titled “The Special Meeting of Rafael’s Stockholders” and “The Special Meeting of Cyclo’s Stockholders.”

Q:     Can I revoke or change my vote?

A:     Yes. A stockholder of record may revoke or change a proxy before the proxy is exercised by filing with Rafael’s or Cyclo’s secretary a notice of revocation, by delivering to Rafael or Cyclo a new proxy, by attending the meeting and voting in person, or by re-voting via the Internet. Beneficial owners must follow instructions provided by their broker, bank or other nominee to revoke or change a proxy. A stockholder’s last timely vote, whether via the Internet or by mail, is the vote that will be counted.

A beneficial owner of Rafael’s or Cyclo’s Common Stock may change his, her or its voting instruction by submitting a new voting instruction to the broker, bank or other nominee that holds his, her or its shares of record or by requesting a “legal proxy” from such broker, bank or other nominee and voting in person at the Special Meeting. Additional information can be found under the sections titled “The Special Meeting of Rafael’s Stockholders” and “The Special Meeting of Cyclo’s Stockholders.”

Q:     What happens if I sell or otherwise transfer my shares of Rafael or Cyclo Common Stock before the Special Meeting?

A:     The record date for stockholders entitled to vote at the Special Meeting is February 13, 2025, which is earlier than the date of the Special Meeting. If you sell or otherwise transfer your shares after the record date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies Rafael or Cyclo in writing of such special arrangements, you will retain your right to vote such shares at the Special Meeting but will otherwise transfer ownership of your shares of Rafael Class B Common Stock or Cyclo Common Stock.

Q:     Where can I find voting results of the Special Meetings?

A:     Rafael and Cyclo intend to announce preliminary voting results at their respective Special Meetings and publish the final results in Current Reports on Form 8-K to be filed with the SEC following the Special Meetings. All reports that Rafael or Cyclo file with the SEC are publicly available when filed. See “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus.

Q:     Do stockholders have dissenters’ rights or appraisal rights?

A:     Rafael.    Under Delaware law, Rafael stockholders are not entitled to appraisal rights in connection with the Merger.

Cyclo.    Cyclo stockholders do not have appraisal rights under Nevada Law with respect to the matters to be voted on at the Cyclo Special Meeting.

For further information relating to appraisal and dissenters’ rights, see “No Appraisal Rights” beginning on page 37 of this joint proxy statement/prospectus.

Q:     How can I find more information about Rafael and Cyclo?

A:     You can find more information about Rafael and Cyclo in this joint proxy statement/prospectus and more information regarding Rafael or Cyclo from various sources described in the section titled “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus.

Q:     Who can answer my questions about the Special Meeting, the Merger, the other transactions contemplated by the Merger Agreement, or any other related agreement?

A:     If you have any questions about the Special Meeting, the Merger, the other transactions contemplated by the Merger Agreement, the other related agreements, or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact:

Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102
(212) 658-1450
Attention: Joyce Mason, Corporate Secretary

Cyclo Therapeutics, Inc.
c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms Please Call (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 566-1922
info@okapipartners.com

If you are in any doubt about the Transactions described herein, you should consult your own financial advisor.

PROSPECTUS SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, you should read carefully this entire proxy statement/prospectus, including the Annexes and the documents referred to or incorporated by reference in this joint proxy statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus.

Information about the Companies (Page 29)

Rafael Holdings, Inc.

Rafael is a holding company with interests in clinical and early-stage pharmaceutical companies (the “Pharmaceutical Companies”), including an investment in (and planned Merger with) Cyclo, a majority equity interest in LipoMedix Pharmaceuticals Ltd. (“LipoMedix”), a clinical stage pharmaceutical company and a majority interest in Cornerstone Pharmaceuticals, Inc. (“Cornerstone”), formerly known as Rafael Pharmaceuticals Inc., a cancer metabolism-based therapeutics company. Rafael also holds a majority interest in Rafael Medical Devices, LLC (“Rafael Medical Devices”), an orthopedic-focused medical device company developing instruments to advance minimally invasive surgeries with its first product being a video endoscopic carpal tunnel release system, and a majority interest in Day Three Labs, Inc. (“Day Three”), a company which empowers third-party manufacturers to reimagine their existing cannabis offerings enabling them to bring to market better, cleaner, more precise and predictable versions by utilizing Day Three’s technology and innovation like Unlokt™ (Day Three and Rafael Medical Devices, together with the Pharmaceutical Companies, represent Rafael’s “Portfolio Companies”). In November 2022, Rafael resolved to curtail its early-stage development efforts, including pre-clinical research at the Barer Institute (“Barer”). The decision was taken to reduce spending as Rafael focuses on exploring strategic opportunities. Since then, Rafael has sought partners for programs at Barer’s subsidiary, Farber Partners, LLC (“Farber”) and has entered into a license agreement for one of its technologies. Rafael’s primary focus is to expand its investment portfolio through opportunistic and strategic investments including therapeutics, which address high unmet medical needs. Upon closing of the Merger, Rafael intends to focus its efforts on Trappsol® Cyclo™ as its lead clinical program. In furtherance of that focus, Rafael intends to review its other activities to determine those with the greatest prospect of positive development or commercialization in the near to medium term, and allocate its resources accordingly, curtailing or ceasing efforts where warranted to ensure that it has the resources necessary to support its efforts with regard to Trappsol® Cyclo™.

Cyclo Therapeutics, Inc.

References to “we,” “us” or “our” in this section refer to Cyclo.

Cyclo is a clinical stage biotechnology company that develops cyclodextrin-based products for the treatment of neurodegenerative diseases. Cyclo filed a Type II Drug Master File with the U.S. Food and Drug Administration (“FDA”) in 2014 for its lead drug candidate, Trappsol® Cyclo™ (hydroxypropyl beta cyclodextrin) as a treatment for Niemann-Pick Type C disease (“NPC”). NPC is a rare and fatal autosomal recessive genetic disease resulting in disrupted cholesterol metabolism that impacts the brain, lungs, liver, spleen, and other organs. In 2015, Cyclo launched an International Clinical Program for Trappsol® Cyclo™ as a treatment for NPC. In 2016, Cyclo filed an Investigational New Drug application (“IND”) with the FDA, which described its Phase I clinical plans for a randomized, double blind, parallel group study at a single clinical site in the U.S. The Phase I study evaluated the safety and pharmacokinetics of Trappsol® Cyclo™ along with markers of cholesterol metabolism and markers of NPC during a 12-week treatment period of intravenous administration of Trappsol® Cyclo™ every two weeks to participants 18 years of age and older. The IND was approved by the FDA in September 2016, and in January 2017 the FDA granted Fast Track designation to Trappsol® Cyclo™ for the treatment of NPC. Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing Trappsol® Cyclo™ was well tolerated in this study.

Cyclo has also completed a Phase I/II clinical study approved by European regulatory bodies with clinical trial centers in the United Kingdom, Sweden, and Israel. The Phase I/II study evaluated the safety, tolerability, and efficacy of Trappsol® Cyclo™ through a range of clinical outcomes, including neurologic, respiratory, and measurements of cholesterol metabolism and markers of NPC. Consistent with the 12-week U.S. Phase I study (single U.S. site), the European/Israel study administered Trappsol® Cyclo™ intravenously to NPC patients every two weeks in a double-blind, randomized trial, but differs in that the study period was for 48 weeks (24 doses). In March of 2021, Cyclo announced that 100% of patients who completed the trial (9 out of 12) improved or remained stable, and 89% met the outcome measure in at least two domains of the 17-domain NPC severity scale. We did not conduct a Phase II trial in the U.S. and instead relied on data obtained from our Phase I/II trial conducted outside the U.S. to support the commencement of our Phase III trial in the U.S.

In February 2020 Cyclo had a face-to-face “Type C” meeting with the FDA with respect to the initiation of its pivotal Phase III clinical trial of Trappsol® Cyclo™ based on the clinical data from its Phase I/II clinical study conducted outside the U.S. At that meeting, Cyclo also discussed with the FDA submitting a New Drug Application under Section 505(b)(1) of the Federal Food, Drug, and Cosmetic Act for the treatment of NPC in pediatric and adult patients with Trappsol® Cyclo™. A similar request was submitted to the European Medicines Agency (“EMA”) in February 2020, seeking scientific advice and protocol assistance from the EMA for proceeding with a Phase III clinical trial in Europe. In October 2020, Cyclo received a “Study May Proceed” notification from the FDA with respect to the proposed Phase III clinical trial, and in June of 2021, Cyclo commenced enrollment in TransportNPC, a pivotal Phase III study of Trappsol® Cyclo™ for the treatment of NPC. In May 2024, Cyclo enrolled the last of the 104 patients in the Phase III study.

On May 17, 2010, the FDA designated Trappsol® Cyclo™ as an orphan drug for the treatment of NPC, which would provide Cyclo with the exclusive right to sell Trappsol® Cyclo™ for the treatment of NPC for seven years following FDA drug approval. In April 2015, Cyclo also obtained Orphan Drug Designation for Trappsol® Cyclo™ in Europe, which will provide Cyclo with 10 years of market exclusivity following regulatory approval, which period will be extended to 12 years upon acceptance by the EMA’s Pediatric Committee of Cyclo’s pediatric investigation plan demonstrating that Trappsol® Cyclo™ addresses the pediatric population. On January 12, 2017, Cyclo received Fast Track Designation from the FDA, and on December 1, 2017, the FDA designated NPC a Rare Pediatric Disease.

Cyclo is also exploring the use of cyclodextrins in the treatment of Alzheimer’s disease. In January 2018, the FDA authorized a single patient IND expanded access program using Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. Based on the data collected from this patient combined with data from its NPC studies, Cyclo prepared a synopsis for an early-stage protocol using Trappsol® Cyclo™ intravenously to treat Alzheimer’s disease that was presented to the FDA in January of 2021. Cyclo received feedback from the FDA on this synopsis in April 2021 and incorporated the feedback into an IND for a Phase II study for the treatment of Alzheimer’s disease with Trappsol® Cyclo™ that Cyclo submitted to the FDA in November 2021. In December of 2021, Cyclo received IND clearance from the FDA, allowing it to proceed with its Phase II study of Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. U.S. sites for the study were activated during the second half of 2022, with patient dosing beginning in the first quarter of 2023.

Cyclo received a notice of allowance for its patent application for the treatment of Alzheimer’s disease from the U.S. Patent and Trademark Office (“USPTO”) on January 29, 2024 regarding its Patent Application No. 17/289,137 “Methods of Treating Alzheimer’s Disease.” Cyclo filed an international patent application in October 2019 under the Patent Cooperation Treaty directed to the treatment of Alzheimer’s disease with cyclodextrins and is pursuing national and regional stage applications based on this international application. On June 12, 2023, Cyclo received a communication from the European Patent Office (“EPO”) regarding its European Patent Application No.19805439.7 titled, “Methods for Treating Alzheimer’s Disease.” The EPO communication stated that “[t]he newly filed claims are considered to be allowable” and that “[t]he applicant is therefore requested to bring the description into conformity with these claims.” The terms of any patents resulting from these national or regional stage applications would be expected to expire in 2039 if all the requisite maintenance fees are paid.

Cyclo also continues to operate its legacy fine chemical business, consisting of the sale of cyclodextrins and related products to the pharmaceutical, nutritional, and other industries, primarily for use in diagnostics and specialty drugs. However, Cyclo’s core business has transitioned to a biotechnology company primarily focused on the development of cyclodextrin-based biopharmaceuticals for the treatment of disease from a business that had been primarily reselling basic cyclodextrin products.

On December 27, 2023, Cyclo completed a strategic combination pursuant to that certain Agreement and Plan of Merger, dated as of September 21, 2023, by and among Cyclo, Cameo Merger Sub, Inc., a wholly owned subsidiary of Cyclo (“Cameo Merger Sub”), and Applied Molecular Transport Inc. (“AMTI”), providing for the merger of Cameo Merger Sub with and into AMTI, with AMTI surviving the merger as a wholly owned subsidiary of Cyclo. As a result of the transaction, Cyclo acquired $10,042,488 in cash previously held by AMTI.

Tandem Therapeutics, Inc

Tandem Therapeutics, Inc., a Nevada corporation, is a wholly-owned subsidiary of Rafael (“First Merger Sub”) formed solely for the purpose of effectuating the Merger. First Merger Sub has no material assets and does not operate any business. To date, First Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

The mailing address of First Merger Subs’ principal executive office is 520 Broad Street, Newark, New Jersey 07102.

Tandem Therapeutics, LLC

Tandem Therapeutics, LLC, a Nevada limited liability company, is a wholly-owned subsidiary of Rafael (“Second Merger Sub”) formed solely for the purpose of effectuating the Merger. Second Merger Sub has no material assets and does not operate any business. To date, Second Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, Cyclo (as the surviving entity of the Merger with First Merger Sub) will merge with and into Second Merger Sub with Second Merger Sub being the Surviving Entity of the Second Merger as a wholly-owned limited liability company subsidiary of Rafael.

The mailing address of Second Merger Sub’s principal executive office is 520 Broad Street, Newark, New Jersey 07102.

Rafael Recommendation and Reasons for the Transaction (Page 73)

At a meeting held on August 21, 2024, the Rafael Board met by teleconference to review the Merger. The Rafael Board (i) determined that it was fair to and in the best interests of Rafael and its stockholders for Rafael to enter into the Merger Agreement, (ii) declared the Merger Agreement and the transactions contemplated thereby advisable, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and of certain ancillary agreements thereto, (iv) resolved to recommend approval of the following: (A) the issuance of shares of Rafael Class B Common Stock in exchange for the shares of Cyclo’s Common Stock, (B) the creation of Rafael Public Warrants, (C) the issuance of warrants and options to holders of Cyclo warrants and options, (D) the registration of the Rafael Class B Common Stock, Rafael Public Warrants, and Rafael Class B Common Stock underlying the Rafael Public Warrants, and (E) the listing of the shares and warrants on NYSE, and (v) directed that the issuance of the Rafael Class B Common Stock in the Merger be submitted for approval to the holders of shares of Rafael Common Stock.

The Rafael Board recommends that Rafael stockholders vote “FOR” the Rafael Share Issuance Proposal and, if necessary, “FOR” the Rafael Adjournment Proposal.

Cyclo Recommendation and Reasons for the Transactions (Page 73)

At a meeting of the Cyclo Board held on August 21, 2024, the Cyclo Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (2) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (3) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (4) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (5) authorized and approved all other matters reasonably required to consummate the Merger.

The Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

See also the section entitled “The Merger — Recommendation of the Cyclo Special Committee and Cyclo Board and Cyclo’s Reasons for the Merger.”

Opinion of Financial Advisor to the Cyclo Special Committee (Page 67)

At a meeting of the Cyclo Special Committee held on August 21, 2024, Cassel Salpeter & Co LLC (“CS”) rendered to the Cyclo Special Committee its oral opinion, which was subsequently confirmed in writing by delivery of CS’ written opinion dated the same date, as to the fairness, from a financial point of view, as of August 21, 2024, and based upon and subject to the assumptions made, procedures followed, conditions described, matters considered and qualifications and limitations on the scope of review undertaken by CS in rendering its opinion and as set forth in the written opinion, of the Exchange Ratio in the Merger pursuant to the Merger Agreement, to the unaffiliated stockholders of Cyclo.

The summary of CS’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CS in preparing its opinion. However, neither CS’ written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitutes advice or a recommendation to the Cyclo Special Committee or any security holder as to how to act or vote with respect to any matter relating to the proposed Merger or otherwise. The opinion was addressed to the Cyclo Special Committee for the use and benefit of the members of the Cyclo Special Committee (in their capacities as such) in connection with the Cyclo Special Committee’s evaluation of the Merger. CS’ opinion was just one of the several factors the Cyclo Special Committee took into account in making its determination to approve the Merger.

Merger Consideration (Page 79)

As a consequence of the Merger, each share of Cyclo Common Stock issued and outstanding immediately prior to the First Effective Time shall cease to be an existing and issued share of Cyclo Common Stock, and shall be converted, by virtue of the First Merger and without any action on the part of the holders thereof, into the right to receive a number of validly issued, fully paid and nonassessable shares of Rafael Class B Common Stock equal to the Exchange Ratio upon the terms and subject to the conditions set for in the Merger Agreement. The Exchange Ratio will be based upon a price for Cyclo Common Stock of $.95 per share and the sum of (A) (i) Rafael’s cash, cash equivalents and marketable securities, (ii) certain other assets of Rafael and (iii) the amounts loaned by Rafael to Cyclo prior to closing of the Merger, less (B) certain current liabilities of Rafael, and the number of shares of Rafael capital stock outstanding at the closing of the Merger. The shares of Rafael Class B Common Stock to be issued upon conversion of Cyclo Common Stock pursuant to Section 1.5 (c) of the Merger Agreement is referred to as the “Merger Consideration.”

Treatment of Cyclo Warrants and Cyclo Options (Page 80)

All compensatory options to purchase Cyclo Common Stock will automatically be converted into options to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in the outstanding warrant agreements, all outstanding warrants to purchase Cyclo Common Stock (other than those held by Rafael which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio. Certain Cyclo warrants will have the right to elect to receive cash payment in an amount equal to the Black Scholes Value of the unexercised portion of their warrants on the date of consummation of the Merger in lieu of receiving warrants to purchase Rafael Class B Common Stock.

Holders of Cyclo Public Warrants will receive Rafael Public Warrants in exchange for their Cyclo Public Warrants. The Rafael Public Warrants, and the shares of Rafael Class B Common Stock issuable on exercise thereof are being registered as part of this Registration Statement.

For U.S. federal income tax purposes, the Merger constitutes an integrated transaction that is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

No fractional shares of Rafael Class B Common Stock will be issued in connection with the Merger, and holders of Cyclo Common Stock who would otherwise be entitled to receive a fraction of a share of Rafael Class B Common Stock, shall, in lieu of any such fractional shares to which they would otherwise be entitled, receive the number of shares of Rafael Class B Common Stock to which such holder of Cyclo Common Stock would be entitled to receive aggregated and rounded up to the nearest whole share.

Cyclo Common Stock and Cyclo warrants held by Rafael will be cancelled and retired and shall cease to exist upon consummation of the Merger.

Conditions to the Completion of the Merger (Page 90)

Please note that capitalized terms in this section not otherwise defined herein have the meanings set forth in the Merger Agreement.

The obligations of Rafael and Cyclo to consummate the Merger are subject to the satisfaction or waiver on or before the Closing Date of the Merger of each of the following conditions:

•        the Cyclo stockholder approval of the adoption of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger, shall have been obtained;

•        the required approval of Rafael’s stockholders of the issuance of shares of Class B Common Stock in connection with the Merger and such other proposals as may be required to effect the transactions contemplated by the Merger Agreement, shall have been obtained;

•        no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

•        the shares of Rafael Class B Common Stock issuable, and required to be reserved for issuance, in connection with the Merger, and the Rafael Public Warrants and the Rafael Class B Common Stock underlying the Rafael Public Warrants shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•        the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or actions by a Governmental Body seeking a stop order;

•        certain representations and warranties of Cyclo regarding organization, qualification, subsidiaries, capitalization, authority relative to the Merger Agreement, execution, enforceability, absence of certain changes or events, absence of litigation and brokers shall be true and correct in all material respects (except, in the case of representations and warranties regarding capitalization, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date);

•        each other representation and warranty of Cyclo shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Cyclo Material Adverse Effect contained therein) that would not, individually, or in the aggregate, reasonably be expected to have a Cyclo Material Adverse Effect;

•        certain representations and warranties of Rafael regarding organization, standing and power, capitalization, authority relative to the Merger Agreement, execution, enforceability, absence of certain changes or events, and brokers shall be true and correct in all material respects (except, in the case of representations and warranties regarding capitalization, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date);

•        each other representation and warranty of Rafael shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date, except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Rafael Material Adverse Effect contained therein) that would not have a Rafael Material Adverse Effect;

•        the other party shall have performed, in all material respects, all obligations required to be performed by it under the Merger Agreement at or before the Closing Date; and

•        since the date of the Merger Agreement, there shall not have been any material adverse effect that is continuing.

Rafael and Cyclo may waive conditions to completion of the Merger only to the extent legally permissible. In the event that either Rafael or Cyclo determines to waive any condition to the Merger and such waiver necessitates the recirculation of this joint proxy statement/prospectus and resolicitation of proxies under applicable law, Rafael and Cyclo will recirculate this joint proxy statement/prospectus and resolicit proxies from Rafael and Cyclo stockholders.

See “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90 of this joint proxy statement/prospectus.

Termination of the Merger Agreement (Page 91)

Please note that capitalized terms in this section have the meanings set forth in the Merger Agreement. The Merger Agreement may be terminated at any time before the First Effective Time, whether before or after receipt of the required stockholder votes by mutual written consent of Rafael, Merger Subs and Cyclo.

Alternatively, either Rafael or Cyclo may terminate the Merger Agreement under the following circumstances:

•        if the Merger is not consummated on or before March 31, 2025, provided, however, that no such termination may be made if the failure to close by March 31, 2025, shall be caused by the action or inaction of the party seeking to terminate the Merger Agreement and such action or inaction is a material breach by such party of its obligations under the Merger Agreement;

•        if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger; except that such right to terminate the Merger Agreement shall not be available to any party that has failed to use its commercially reasonable efforts to have such order, decree or ruling vacated prior to its becoming final and non-appealable and such failure to use commercially reasonable efforts constitutes a breach of the Merger Agreement;

•        by Rafael, if, upon a vote at a duly held meeting to obtain the requisite approval of the Rafael stockholders, such approval is not obtained, except that such right to terminate the Merger Agreement will not be available to Rafael if Rafael’s action or failure to act (which action or failure to act constitutes a breach by Rafael) has been the cause of, or resulted in, the failure to obtain the requisite approval of the Rafael stockholders; or

•        by Cyclo, if, upon a vote at a duly held meeting to obtain the requisite approval of the Cyclo stockholders, such approval is not obtained, except that such right to terminate the Merger Agreement shall not be available to Cyclo if Cyclo’s action or failure to act (which action or failure to act constitutes a breach by Cyclo) has been the cause of, or resulted in, the failure to obtain the requisite approval of the Cyclo stockholders.

The Merger Agreement may be terminated by Rafael under the following circumstances:

•        if Cyclo breaches or fails to perform any of its representations, warranties or covenants, which breach or failure to perform would give rise to a failure of certain conditions of the Merger Agreement and cannot be or has not been cured within 30 days after giving written notice to Cyclo of such breach, provided, that Rafael shall not be permitted to so terminate at any time during which Rafael is in breach of the Merger Agreement and Cyclo has the right to terminate the Merger Agreement; or

•        if Cyclo’s Board makes a Company Adverse Change Recommendation.

Cyclo may terminate the Merger Agreement (i) if Rafael or Merger Subs breach or fail to perform any of their respective representations, warranties or covenants, which breach or failure to perform would give rise to a failure of certain conditions of the Merger Agreement that cannot be or has not been cured within 30 days after giving written notice to Rafael of such breach, provided, that Cyclo shall not be permitted to so terminate at any time during which Rafael is in breach of the Merger Agreement and Rafael has the right to terminate the Merger Agreement, or (ii) in the event Cyclo receives a written Acquisition Proposal and the Cyclo Board determines, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is a Superior Proposal.

See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 91 of this joint proxy statement/prospectus.

Support Agreement, Voting Agreements and Lock-Up Agreements (Page 93)

Concurrently with the execution of the Merger Agreement on August 21, 2024, certain key affiliates of both Rafael and Cyclo entered into binding commitments to support the Merger. The Support Agreement was executed by Howard Jonas who holds voting control over 51.4% of the aggregate voting power of all outstanding shares of Rafael capital stock, and the Voting Agreements were executed by certain directors and officers and other related parties of Cyclo, including Rafael, who hold, in the aggregate, voting power over approximately 47.6% of the total outstanding Cyclo Common Stock as of February 10, 2025. In addition, certain key stockholders of Cyclo that will receive Rafael Class B Common Stock in the Merger entered into Lock-Up Agreements, pursuant to which such holders will be subject to certain restrictions on transfer of such Rafael Class B Common Stock for a period of six months following closing of the Merger.

See “Description of the Support Agreement, Voting Agreements and Lock-Up Agreements” beginning on page 93 of this joint proxy statement/prospectus.

Interests of Certain Persons in the Transactions (Page 75)

Rafael

In considering the recommendation of the Rafael Board, you should be aware that certain directors and executive officers of Rafael may have interests in the Merger that may be different from, or in addition to, the interests of Rafael stockholders generally. The Rafael Board was aware of, and considered, these interests, among other matters, in evaluating and approving the Merger Agreement and the Merger and in recommending to Rafael stockholders that the Merger be approved. Specifically:

•        Effective at the Closing, William Conkling will be appointed as the sole director of the Surviving Entity;

•        William Conkling holds 50,230 shares of Cyclo Common Stock and vested options to purchase 22,262 shares of Cyclo Common Stock. These interests are described in further detail in “Risk Factors — Executive officers and directors of Rafael may have interests in the Merger that are different from, or in addition to, the rights of its stockholders.” beginning on page 11 of this joint proxy statement/prospectus.

Cyclo

Certain Cyclo Board members and executive officers may be deemed to have interests in the Merger that are in addition to, or different from, the interests of other Cyclo stockholders generally. The Cyclo Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement and in making the recommendation that Cyclo stockholders approve the Merger Agreement. These potential interests include:

•        William Conkling, a director of Cyclo, serves as Rafael’s Chief Executive Officer, and pursuant to the terms of that certain Securities Purchase Agreement, dated June 1, 2023, by and between Rafael and Cyclo, Mr. Conkling and Vivien Wong, also a director of Cyclo, were appointed to the Cyclo Board as Rafael’s designees, and therefore each of Mr. Conkling and Ms. Wong are interested party principles (as defined in Section 78.140 of the Nevada Revised Statutes) with respect to the transactions contemplated by the Merger Agreement;

•        continued indemnification in favor of the current and former directors and officers of Cyclo, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance;

•        in connection with the Merger, each Cyclo option and Cyclo warrant held by Cyclo Board members and executive officers will receive the treatment described in the section entitled “The Merger Agreement — Treatment of Cyclo Equity Awards” of this joint proxy statement/prospectus;

•        As a condition to the Closing of the Merger, the executive officers of Cyclo will be entering into employment agreements with the Surviving Entity on similar terms as those contained in their current employment agreements with Cyclo; and

•        Effective at the Closing, Markus W. Sieger will be appointed as a director of Rafael.

Certain Governance Matters Following the Transactions (Page 37)

Following the consummation of the Merger, the Rafael Board will consist of six (6) members, comprised of the current members of the Rafael Board and Markus W. Sieger, who has been designated by Cyclo. The executive officers of Rafael will remain the same.

No Appraisal Rights (Page 137)

Rafael.    Under Delaware law, Rafael stockholders are not entitled to appraisal rights in connection with the Merger.

Cyclo.    Cyclo stockholders do not have appraisal rights under Nevada Law with respect to the matters to be voted on at the Cyclo Special Meeting.

Stock Exchange Requirements

The Rafael Class B Common Stock is currently listed on the NYSE under the symbol “RFL”. On February 10, 2025, the last reported sale price for Rafael Class B Common Stock was $2.08 per share. Following the Merger, it is expected that Rafael Class B Common Stock will continue to be listed on the NYSE.

Following the Merger, the shares of Cyclo Common Stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and Cyclo will no longer be required to file periodic reports with the SEC in connection with Cyclo Common Stock.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this joint proxy statement/prospectus, you should carefully consider the following risk factors before deciding how to vote. You also should read and consider the risk factors associated with Rafael because these risk factors may affect the operations and financial results of Rafael. These risk factors may be found under Part I, Item 1A, “Risk Factors” in Rafael’s and Cyclo’s Annual Reports on Form 10-K for the years ended July 31, 2024 and December 31, 2023, respectively, which are on file with the SEC and incorporated by reference into this joint proxy statement/prospectus. Rafael or Cyclo may face additional risks and uncertainties that are not presently known to Rafael or Cyclo, or that Rafael or Cyclo currently deem immaterial, which may also impair Rafael’s or Cyclo’s business or financial conditions.

Risk Factors Related to the Transactions

The tax treatment of the Merger is complex.

The Merger is intended to constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, Cyclo stockholders will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Rafael Class B Common Stock in exchange for Cyclo Common Stock in the First Merger. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS or an opinion from counsel regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. If the IRS or a court, having jurisdiction over the matter, determines that the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of Cyclo Common Stock generally would recognize taxable gain or loss upon the exchange of Cyclo Common Stock for Rafael Class B Common Stock pursuant to the Merger. Please see the information under the section entitled “Material U.S. Federal Income Tax Consequences” below for a more detailed summary of the U.S. federal income tax consequences of the Merger.

The Exchange Ratio will be determined in accordance with a formula and is not yet knowable. The actual Exchange Ratio could be materially different than currently anticipated.

At the First Effective Time of the Merger, outstanding shares of Cyclo Common Stock will be automatically cancelled and retired and cease to exist, and will entitle a holder of shares of Cyclo Common Stock to receive shares of Rafael Class B Common Stock in exchange for the holder’s Cyclo Common Stock equal to the Exchange Ratio. The Merger Agreement contains an illustration of the calculation of the Exchange Ratio based on the assumptions described therein. Those assumptions will likely not reflect the actual metrics as of the Closing Date. The actual Exchange Ratio will be based upon a price for Cyclo Common Stock of $0.95 per share and the sum of (i) Rafael’s cash, cash equivalents and marketable securities as of the Closing Date, (ii) certain other assets of Rafael and (iii) the amounts loaned by Rafael to Cyclo prior to closing of the Merger, less Rafael’s current liabilities, divided by the total number of shares of Rafael capital stock outstanding as of the Closing Date, including any shares issuable upon exercise or conversion of outstanding securities of Rafael with exercise or conversion prices not exceeding 150% of the then-current market price of Rafael Class B Common Stock issued to Cyclo stockholders. Accordingly, the Exchange Ratio could be significantly higher or lower than in the illustration provided. This will impact the value of the deal to the Cyclo stockholders and the number of shares of Rafael Class B Common Stock to be issued to the Cyclo stockholders.

Uncertainty about the Merger may adversely affect the respective business and stock price of Rafael and Cyclo, whether or not the Merger is completed.

Each of Rafael and Cyclo are subject to risks in connection with the announcement and pendency of the Merger, including the pendency and outcome of any legal proceedings against Rafael and Cyclo, their respective directors and others relating to the Merger and the risks from possibly foregoing opportunities Rafael and Cyclo might otherwise pursue absent the proposed Merger.

In addition, in response to the announcement of the proposed Merger, Rafael’s and Cyclo’s existing or prospective suppliers or collaboration partners may:

•        delay, defer or cease providing goods or services to Rafael and Cyclo;

•        delay or defer other decisions concerning Rafael and Cyclo, or refuse to extend credit terms to Rafael and Cyclo;

•        cease further joint development activities; or

•        otherwise seek to change the terms on which they do business with Rafael and Cyclo.

While Rafael and Cyclo are attempting to address these risks, their respective existing and prospective customers, suppliers or collaboration partners may be reluctant to purchase Rafael’s and Cyclo’s products, supply Rafael and Cyclo with goods and services or continue collaborations due to the potential uncertainty about the direction of Rafael and Cyclo product offerings and the support and service of Rafael’s and Cyclo’s products after the completion of the Merger.

While the Merger is pending, Cyclo and Rafael are subject to contractual restrictions that could harm their respective businesses, operating results, and stock price.

The Merger Agreement includes restrictions on the conduct of Cyclo and Rafael prior to the completion of the Merger, generally requiring Cyclo and Rafael to conduct their respective businesses in the ordinary course, consistent with past practice, and restricting each from taking certain specified actions absent prior written consent from the other party. See the section entitled “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion” in this joint proxy statement/prospectus. Cyclo and Rafael may each find that these and other obligations in the Merger Agreement may delay or prevent them from or limit their ability to respond effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if the management of Cyclo or Rafael or the Boards of Cyclo or Rafael think they may be advisable. The Merger Agreement also contains restrictions on the conduct of Cyclo’s and Rafael’s business prior to the completion of the Merger, prohibiting the ability of either company to acquire another business or restructure, reorganize or completely or partially liquidate absent the other’s prior written consent. These restrictions could adversely impact the business, operating results and stock price and the perceived acquisition value of Cyclo and Rafael, regardless of whether the Merger is completed.

The Merger Agreement limits Cyclo’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.

The Merger Agreement contains provisions that, subject to certain exceptions, limit, among other things, Cyclo’s ability to solicit, initiate or facilitate or knowingly encourage any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to any takeover proposal. See the sections entitled “The Merger Agreement — No Solicitation of Acquisition Proposals” and “The Merger Agreement — Change of Recommendation” in this joint proxy statement/prospectus. It is possible that these or other provisions in the Merger Agreement might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of the outstanding shares of Cyclo Common Stock from considering or proposing an acquisition or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Cyclo Common Stock than it might otherwise have proposed to pay.

The Merger will involve substantial costs.

Rafael and Cyclo have incurred and expect to continue to incur substantial costs and expenses relating to the Merger and the issuance of Rafael Class B Common Stock in connection with the Merger, including, as applicable, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. Rafael may also incur significant costs relating to the acquisition of Cyclo, including the payment to certain holders of Cyclo’s warrants who have the right to elect to receive cash payment as a result of the Merger as well as ongoing liabilities of Cyclo that remain in the business after the Merger is completed. Rafael continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Merger. In addition, if the Merger is not completed, Rafael and Cyclo will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

Certain directors and executive officers of Cyclo and Rafael may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of Cyclo’s or Rafael’s respective stockholders generally.

In considering whether to approve the proposals at the Cyclo and Rafael special meetings, Cyclo and Rafael stockholders, respectively, should recognize that directors and officers of Cyclo and Rafael, respectively, have interests in the Merger that may differ from, or that are in addition to, their interests as stockholders of Cyclo and Rafael, respectively. The Cyclo Board and the Rafael Board were each aware of these interests at the time they approved the Merger Agreement. These interests may cause Cyclo’s or Rafael’s directors and officers to view the Merger differently from how you may view it as a stockholder. For example, William Conkling, the Chief Executive Officer of Rafael, and Vivien Wong each serve on Cyclo’s Board as Rafael’s designees. William Conkling holds 50,230 shares of Cyclo Common Stock and vested options to purchase 22,262 shares of Cyclo Common Stock. Effective at the Closing, William Conkling will be appointed as the sole director of the Surviving Entity. For a description of the factors considered by the Rafael Board in determining to approve the Merger, see the section entitled “The Merger — Interests of Rafael’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus.

With respect to the Cyclo directors and officers, Markus W. Sieger is expected to serve on the board of directors of Rafael after the Closing of the Merger and will be eligible to be compensated pursuant to Rafael’s non-employee director compensation policy. In addition, Cyclo’s executive officers will be retained by the Surviving Entity to serve in their respective positions as executive officers of the Surviving Entity and it is expected that they will enter into employment agreements with the Surviving Entity on similar terms as those contained in their current agreements with Cyclo. For a description of the factors considered by the Cyclo Board in determining to approve the Merger, see the section entitled “The Merger — Interests of Cyclo’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus.

As of the Cyclo record date, Cyclo’s directors, executive officers, and their respective affiliates, as a group, held and were entitled to vote 3,468,030 shares of Cyclo Common Stock, representing 10.5% of the voting power of the outstanding shares of Cyclo Common Stock and Rafael owned and was entitled to vote 12,998,194 shares of Cyclo Common Stock, representing 39.5% of the voting power of the outstanding shares of Cyclo Common Stock. Certain of Cyclo’s directors and executive officers and Rafael, who hold in the aggregate voting power over approximately 47.6% of the outstanding shares of Cyclo Common Stock have agreed, pursuant to their respective Voting Agreements, to vote all of their respective shares of Cyclo Common Stock “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

Holders of either Cyclo Common Stock or Rafael Class B Common Stock will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under NRS Chapter 92A (as provided in NRS 92A.390), there is no right of dissent with respect to a plan of merger in favor of shareholders of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 shareholders of record, unless: (a) the articles of incorporation of the corporation issuing the shares provide otherwise; or (b) the holders of the class or series are required under the plan of merger to accept for the shares anything except (1) cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests, or (2) a combination of cash and owner’s interests. Because Cyclo stockholders will receive only shares of Rafael Class B Common Stock, which will be listed on the NYSE, Cyclo stockholders will not have any appraisal rights. See the section entitled “No Appraisal Rights” in this joint proxy statement/prospectus.

Rafael or Cyclo may waive one or more of the closing conditions to the Merger without re-soliciting approval from their respective stockholders.

To the extent permitted by law, Rafael or Cyclo may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the Merger. Cyclo and Rafael expect to evaluate the materiality of any waiver and its effect on Cyclo or Rafael stockholders in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the Merger, and as to whether to re-solicit the stockholders’ approval and/or amend this joint proxy statement/prospectus as a result of such waiver, will be made by Rafael and Cyclo at the time of such waiver based on the facts and circumstances as they exist at that time.

After the Merger, Cyclo stockholders will have a significantly lower ownership and voting interest in Rafael than they currently have in Cyclo and will exercise less influence over management and policies of Rafael.

Upon completion of the Merger, Cyclo stockholders will own a minority of the outstanding shares of Rafael Common Stock and, due to the relative voting rights of Rafael Class A Common Stock and Rafael Class B Common Stock, which is entitled to one-tenth (1/10) of a vote per share on all matters to be voted on by the stockholders of Rafael, compared to 3 votes per share of Rafael Class A Common Stock, will hold a substantially lower percentage of the voting power of the outstanding Rafael Common Stock. Further, Howard Jonas currently holds all of the Rafael Class A Common Stock and accordingly has the right to vote a majority of the total voting power of all outstanding shares of Rafael Common Stock and is expected to continue to do so after the Merger. Consequently, former Cyclo stockholders will have less influence over the management and policies of Rafael than they currently have over the management and policies of Cyclo.

Cyclo and Rafael may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Rafael’s and Cyclo’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, or from being completed within the expected timeframe, which may adversely affect Rafael’s and Cyclo’s respective business, financial position and results of operations.

Changes in the market prices of Rafael Class B Common Stock may result from a variety of factors that are beyond the control of Rafael.

The market value of Rafael Class B Common Stock has fluctuated since the date of the announcement of the Merger and will continue to fluctuate from the date of this joint proxy statement/prospectus to the Closing Date and following the completion of the Merger. The market value of Rafael Class B Common Stock at the time of the closing of the Merger may vary significantly from the price of the Rafael Class B Common Stock on the date of the Merger Agreement, the date of this joint proxy statement/prospectus or the date of the Rafael Special Meeting. Changes in the market prices of Rafael Class B Common Stock may result from a variety of factors that are beyond the control of Rafael, including changes in its business, operations and prospects, general market conditions, regulatory considerations, governmental actions, and legal proceedings and developments.

The NYSE may not list the shares of Rafael Class B Common Stock, which could limit investors’ ability to make transactions in the shares of Rafael Class B Common Stock and subject the Rafael Class B Common Stock to additional trading restrictions.

In connection with the Merger, in order to continue to maintain the listing of Rafael Class B Common Stock on the NYSE, Rafael will be required to demonstrate compliance with the NYSE’s listing requirements. Rafael will use reasonable best efforts to cause the shares of Rafael Class B Common Stock issuable, and required to be reserved for issuance, in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing. Rafael cannot assure you that it will be able to meet all listing requirements. Even if the shares of Rafael Class B Common Stock are listed on the NYSE, Rafael may be unable to maintain the listing of its securities in the future.

If Rafael fails to meet the listing requirements and the NYSE does not list its securities on its exchange, Cyclo would not be required to consummate the Merger. In the event that Cyclo elected to waive this condition, and the Merger was consummated without Rafael’s securities being listed on the NYSE or on another national securities exchange, Rafael could face significant material adverse consequences, including:

•        a limited availability of market quotations for the Rafael Class B Common Stock;

•        reduced liquidity for the Rafael Class B Common Stock;

•        a determination that the shares of Rafael Class B Common Stock are a “penny stock” which will require brokers trading in the Rafael Class B Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Rafael Class B Common Stock;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the shares of Rafael Class B Common Stock are not listed on the NYSE, such securities would not qualify as covered securities and Rafael would be subject to regulation in each state in which Rafael offers its securities because states are not pre-empted from regulating the sale of securities that are not covered securities.

The Company and Cyclo do not currently intend to close the Merger unless the shares of Rafael Class B Common Stock received by the Cyclo stockholders are listed on the NYSE. In the event such shares are not listed and the parties proceed to close the Merger, the parties would be required to comply with the requirements of Rule 13e-3 under the Exchange Act that governs “going private” transactions, which would cause a delay in the consummation of the Merger.

The parties may not realize the anticipated benefits and cost savings of the Transactions.

While Rafael and Cyclo, as the Surviving Entity, will continue to operate independently following the completion of the Merger, the success of the Merger will depend, in part, on Rafael’s and Cyclo’s ability to realize the anticipated benefits and cost savings from Cyclo’s business in the Surviving Entity being a wholly owned subsidiary of Rafael. The parties’ ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•        the parties’ ability to successfully operate their respective businesses;

•        the risk that each of Rafael and Cyclo will not perform as expected;

•        the extent to which the parties will be able to realize the expected synergies, which include potential savings from eliminating duplication and redundancy in overhead, adopting an optimized operating model between both companies and leveraging scale, Rafael funding the Surviving Entity, and creating value resulting from the Merger;

•        the reduction of cash available for operations and other uses by Rafael;

•        the assumption of known and unknown liabilities of Cyclo, including potential tax and employee-related liabilities; and

•        the possibility of costly litigation challenging the Merger.

If Rafael and Cyclo are not able to consummate the Merger within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Merger may not be realized fully or may take longer to realize than expected, and Rafael may not perform as expected.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Rafael and Cyclo.

The parties’ respective obligations to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement. There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that the Merger will be completed. If the Merger is not completed for any reason, the ongoing businesses of Rafael and Cyclo may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, Rafael and Cyclo would be subject to a number of risks, including the following:

•        Rafael and Cyclo may experience negative reactions from the financial markets, including negative impacts on trading prices of Rafael Class B Common Stock and Cyclo’s Common Stock and from its customers, vendors, regulators and employees;

•        Rafael and Cyclo may each be required to pay certain expenses incurred in connection with the Merger, whether or not the Merger is completed including the payment of up to $250,000 of expenses of the other party in certain circumstances involving a breach of the representations, warranties and covenants in the Merger Agreement;

•        Cyclo may be required to pay Rafael a termination fee of $400,000 if the Merger Agreement is terminated under certain circumstances;

•        the Merger Agreement places certain restrictions on the operation of Rafael’s and Cyclo’s businesses prior to the closing of the Merger, and such restrictions, the waiver of which is subject to the consent of the other parties, may prevent Rafael and Cyclo from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Rafael and Cyclo would have made, taken or pursued if these restrictions were not in place;

•        matters relating to the Merger will require substantial commitments of time and resources by Rafael management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Rafael; and

•        Cyclo may be unable to repay the loans to Cyclo made by Rafael prior to the closing of the Merger.

In addition, each of Rafael and Cyclo could be subject to litigation related to any failure to complete the Merger or related to any proceeding to specifically enforce Rafael’s or Cyclo’s obligations under the Merger Agreement. If any of these risks materialize, they may materially and adversely affect Rafael’s and Cyclo’s businesses, financial conditions, financial results and stock prices.

Rafael and Cyclo will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees, vendors and customers may have an adverse effect on Rafael and Cyclo and consequently on Rafael after the closing of the Merger. These uncertainties may impair Rafael’s or Cyclo’s ability to retain and motivate key personnel and could cause customers and others that deal with Rafael or Cyclo, as applicable, to defer or decline entering into contracts with Rafael or Cyclo, as applicable, or making other decisions concerning Rafael or Cyclo, as applicable, or seek to change existing business relationships with Rafael or Cyclo, as applicable. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Merger, Rafael’s and Cyclo’s businesses could be harmed. Furthermore, the Merger Agreement places certain restrictions on the operation of Rafael’s and Cyclo’s businesses prior to the closing of the Merger, which may delay or prevent Rafael and Cyclo from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger. See “The Merger Agreement — Conduct of Business of Company” and “The Merger Agreement — Conduct of Business of Rafael” beginning on pages 83 and 85, respectively, of this joint proxy statement/prospectus for a description of the restrictive covenants applicable to Rafael and Cyclo.

Third parties may terminate or alter existing contracts or relationships with Rafael or Cyclo.

Each of Rafael and Cyclo has contracts with customers, vendors and other business partners which may require Rafael or Cyclo, as applicable, to obtain consents from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Rafael and/or

Cyclo currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either party in anticipation of the Merger, or with Rafael following the Merger. The pursuit of such rights may result in Rafael or Cyclo suffering additional losses, a loss of potential future revenue, incurring liabilities in connection with a breach of such agreements or losing rights that are material to its business. Any such disruptions could limit Rafael’s or Cyclo’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Merger would not be completed.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed. These conditions include, among others: (i) the absence of certain legal impediments, (ii) effectiveness of the registration statement on Form S-4 relating to the Merger, (iii) obtaining the Rafael Stockholder Approval, (iv) obtaining Cyclo Stockholder Approval and (v) the absence of a Rafael Material Adverse Effect (as defined in the Merger Agreement) or a Cyclo Material Adverse Effect (as defined in the Merger Agreement) and (vi) the listing of Rafael’s Class B Common Stock on NYSE, subject to official notice of issuance. In addition, each party’s obligation to complete the Merger is subject to the accuracy of the other parties’ representations and warranties in the Merger Agreement (subject in most cases to “material adverse effect” qualifications), the other parties’ compliance, in all material respects, with their respective covenants and agreements in the Merger Agreement. See “The Merger Agreement — Conditions to the Merger”.

The conditions to the closing may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by the End Date, any party may choose not to proceed with the Merger. Moreover, the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after receipt of the Rafael Stockholder Approval and Cyclo Stockholder Approval and each party may elect to terminate the Merger Agreement in certain other circumstances, as described in “The Merger Agreement — Termination”.

Rafael and Cyclo may have difficulty attracting, motivating and retaining executives and other key employees in light of the proposed Merger.

Rafael’s success after the Merger will depend in part on each of Rafael’s and Cyclo’s ability to retain key executives and other employees. The directors and officers of the Surviving Entity immediately after the Merger shall be the respective individuals listed in a schedule to the Merger Agreement (as may be amended from time to time), each to hold office in accordance with the applicable governing documents and applicable law, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal. Uncertainty about the effect of the Merger on Rafael’s and Cyclo’s employees may have an adverse effect on each company separately. This uncertainty may impair Rafael’s and/or Cyclo’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Merger, as Rafael’s and Cyclo’s employees may experience uncertainty about their future roles in Rafael or the Surviving Entity, as the case may be.

Furthermore, if any of Rafael’s or Cyclo’s key employees depart or are at risk of departing, including because of issues relating to the uncertainty of the business of Rafael or the Surviving Entity following the Merger, financial security or a desire not to continue to be or become employees of Rafael or the Surviving Entity, as applicable, Rafael may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and Rafael’s and the Surviving Entity’s ability to realize the anticipated benefits of the Merger may be materially and adversely affected. No assurance can be given that either company will be able to attract or retain key employees to the same extent that Rafael or Cyclo has been able to attract or retain employees in the past.

Rafael will incur significant transaction and Merger-related transition costs in connection with the Merger.

Rafael expects that it will incur significant, non-recurring and operating costs in connection with consummating the Merger and funding the operations of Cyclo during the pendency of the Merger and post-closing. Rafael will also incur additional costs to retain key employees of Cyclo under employment agreements with the Surviving Entity. Rafael will also incur significant fees and expenses relating to legal services (including any costs that would be incurred in defending against any potential class action lawsuits and derivative lawsuits in connection with the Merger if any such proceedings are brought), accounting and other fees and costs associated with consummating the Merger. Rafael will also incur costs in connection with the payment to certain holders of Cyclo warrants, representing 5,498,914 Cyclo warrant shares, as a result of the Merger. Some of these costs are payable regardless of whether the Merger is completed. Though Rafael continues to assess the magnitude of these costs, additional unanticipated costs may be incurred in the Merger and the operation of the businesses of Cyclo.

Additional Risks Relating to Rafael after Completion of the Merger

Rafael may be subject to the risks that each of Rafael and Cyclo faces.

Following completion of the Merger, the Surviving Entity holding Cyclo’s business will become a wholly-owned subsidiary of Rafael. Accordingly, risks faced by Cyclo will significantly impact Rafael following the Merger. Such risks are described in the documents that Cyclo has filed with the SEC, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 18, 2024, as amended in Cyclo’s Form 10-K/As filed with the SEC on April 29, 2024, November 26, 2024, and December 18, 2024, respectively, which are incorporated by reference into this joint proxy statement/prospectus. If any such risks actually occur, the business, financial condition, results of operations or cash flows of Rafael could be materially adversely affected. See “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations of Rafael after the Merger may differ materially.

This joint proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for Rafael. The unaudited pro forma condensed combined statements of comprehensive income (loss) for the year ended July 31, 2024, and the three months ended October 31, 2024, and the unaudited pro forma combined balance sheet as of October 31, 2024. Both the unaudited pro forma condensed combined statements of income and the unaudited pro forma combined balance sheet of Rafael should be read in conjunction with the financial statements and accompanying notes of Rafael, which are incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. The unaudited pro forma financial statements do not include, among other things, expenses related to funding expenses of Cyclo following the Merger, adjustments related to restructuring or integration activities, or future acquisitions or disposals not yet known. Therefore, the unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of what Rafael’s actual financial condition or results of operations would have been had the Merger been completed on the dates indicated. Accordingly, Rafael’s business, assets, results of operations and financial condition may differ significantly from those indicated by the pro forma financial statements included in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” beginning on pages 114 and 141, respectively, of this joint proxy statement/prospectus.

The market price for shares of Rafael Class B Common Stock may be affected by factors different from those affecting the value of shares of Cyclo Common Stock.

Upon completion of the Merger, holders of Cyclo Common Stock will become holders of Rafael Class B Common Stock. Rafael’s and Cyclo’s respective businesses differ, and accordingly the results of operations of Rafael will be affected by factors different from those currently affecting the results of operations of Cyclo. For a discussion of the business of Rafael and of certain factors to consider in connection with that business, see the documents incorporated by reference into this joint proxy statement/prospectus, including the Annual Report on Form 10-K for the fiscal year ended July 31, 2024 of Rafael filed with the SEC on November 7, 2024, as amended on Form 10-K/A on December 20, 2024 and January 8, 2025, and referred to in “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus.

The market price for shares of Rafael Class B Common Stock may decline as a result of the Merger, including as a result of some Rafael stockholders adjusting their portfolios.

Following consummation of the Merger, the market price of Rafael Class B Common Stock may decline if, among other things, the costs related to the Merger are greater than expected. The market price also may decline if Rafael does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on Rafael’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of Rafael Class B Common Stock by Rafael’s stockholders after the completion of the Merger may cause the market price of Rafael Class B Common Stock to decrease. Based on the number of shares of Rafael Class B Common Stock and Cyclo Common Stock outstanding as of February 10, 2025, the latest practicable date before the date of this joint proxy statement/prospectus, 31,077,970 shares of Rafael Class B Common Stock are expected to be issued and outstanding immediately after the effective time of the Merger (including 7,106,065 shares of Rafael Class B Common Stock to be issued to holders of Cyclo Common Stock in connection with the Merger). Additionally, all options and most of the warrants to purchase Cyclo Common Stock will automatically convert into options and warrants to purchase shares of Rafael Class B Common Stock, which may increase the total shares outstanding and impact the market price. Although certain affiliates of Cyclo have entered into lock-up agreements with respect to shares of Class B Common Stock issued to them in connection with the Merger, many of the other Cyclo stockholders may decide not to hold the shares of Rafael Class B Common Stock that they receive in the Merger following the Closing or the lock-up period, as the case may be. Such or other sales of Rafael Class B Common Stock could have the effect of depressing the market price for Rafael Class B Common Stock and may take place promptly following the Merger.

Additional Risks Relating to Rafael after the Merger

Rafael’s businesses are, and will continue to be, subject to the risks described in Part I, Item 1A in Rafael’s Annual Report on Form 10-K for the year ended July 31, 2024, as filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 141 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risk Factors related to Cyclo

References to “we,” “us” or “our” in this section refer to Cyclo.

Risks Related to our Financial Position and Capital Needs

We have suffered recent losses and our future profitability is uncertain.

We have incurred net losses of approximately $20.1 million and $15.5 million for the years ended December 31, 2023 and December 31, 2022, respectively. Our net loss for the nine months ended September 30, 2024 was approximately $19.2 million. Our recent losses have predominantly resulted from research and development expenses for our Trappsol® Cyclo™ product and other general operating expenses, including personnel costs. We believe our expenses will continue to increase as we conduct clinical trials and continue to seek regulatory approval for the use of Trappsol® Cyclo™ in the treatment of Niemann-Pick Type C disease (“NPC”) and Alzheimer’s disease. As a result, we expect our operating losses to continue until such time, if ever, that product sales, licensing fees, royalties and other sources generate sufficient revenue to fund our operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.

Even with the proceeds from our recent securities offerings, we will need additional capital to fund our operations as planned.

For the year ended December 31, 2023, our operations used approximately $16.2 million in cash. At September 30, 2024, Cyclo had a cash balance of approximately $928,000 and current liabilities of approximately $18.7 million. We will need additional capital to maintain our operations, continue our research and development programs, conduct clinical trials, seek regulatory approvals and manufacture and market our products. Rafael has agreed to fund Cyclo’s operations with convertible notes through the earlier of the consummation of the Merger or termination of the Merger

Agreement for so long as Cyclo is not in active discussions regarding an Acquisition Proposal (as defined in the Merger Agreement) and is operating its business in a manner consistent with the terms of the Merger Agreement. Should the Merger Agreement be terminated, we will seek such additional funds through public or private equity or debt financings and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to reduce the scope of or eliminate our research and development programs, delay our clinical trials and the ability to seek regulatory approvals, downsize our general and administrative infrastructure, or seek alternative measures to avoid insolvency. If we raise additional funds through future offerings of shares of Cyclo Common Stock or other securities, such offerings would cause dilution of current stockholders’ percentage ownership in Cyclo, which could be substantial. Future offerings also could have a material and adverse effect on the price of Cyclo Common Stock.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our auditors, WithumSmith+Brown, PC, indicated in their report on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our recurring losses from operations and significant accumulated deficit. In addition, we continue to experience negative cash flows from operations. A “going concern” opinion could impair our ability to finance our operations through the sale of equity. Our ability to continue as a going concern will depend upon the availability of equity financing which represents the primary source of cash flows that will permit us to meet our financial obligations as they come due and continue our research and development efforts.

We have not received approval for any drug candidate for commercial sale and, as a result, we have never generated any revenue from the sale of biopharmaceutical products, and expect to continue to incur significant financial losses in the future, which makes it difficult to assess our future viability.

While we sell cyclodextrins for use and research in numerous industries, we have not yet received the necessary regulatory approvals to commercially sell any biopharmaceutical products. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk, including risks related to the regulatory approval process. Because the focus of our business has transitioned to the development of cyclodextrin-based products for the treatment of disease, we anticipate that our expenses will increase substantially as we:

•        continue our ongoing and planned development of Trappsol® Cyclo™ for multiple indications;

•        initiate, conduct and complete ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;

•        seek marketing approvals for product candidates that successfully complete clinical trials; and

•        establish a sales, marketing, and distribution infrastructure to commercialize products for which we may obtain marketing approval.

We will continue to incur significant losses until such time, if ever, as we are able to commercialize our drug candidates. If we are not able to do so we may not sustain a viable business.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are largely dependent upon the success of our Trappsol® Cyclo™ product, which may never receive regulatory approval.

Our lead drug candidate, Trappsol® Cyclo™ is the focus of much of our management team’s development efforts. The product is currently designated as an orphan drug for the treatment of NPC in the United States and Europe. We plan to continue to make substantial investment in continued research and development of our Trappsol® Cyclo™ product in connection with obtaining approval for marketing the product for the treatment of NPC, as well as Alzheimer’s disease. The potential population of NPC patients is small, and our ability to market the drug for use other than research is severely constrained by regulatory restrictions. In the course of its development, our Trappsol® Cyclo™ drug product will be subject to extensive and rigorous governmental regulation through the European Medicines Agency in the E.U. and through the Food and Drug Administration (“FDA”) in the United States. Regulatory approval in any jurisdiction cannot be guaranteed. There can be no guarantees that our product will be effective and safe in the treatment of NPC, Alzheimer’s disease or any other disease nor is there any guarantee that it will be deemed by the regulatory agencies of any jurisdiction to be effective and safe. Despite the time and expense involved in developing a drug candidate, failure of a drug candidate can occur at any stage of development and for many reasons, including without limitation negative or inconclusive results from pre-clinical data or clinical trials. Failure to comply with applicable regulatory requirements in any jurisdiction, either before or after product approval, may subject us to administrative or judicially imposed sanctions.

Even if Trappsol® Cyclo™ receives regulatory approval, we may not be successful in our commercialization efforts and Trappsol® Cyclo™ may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if Trappsol® Cyclo™ receives regulatory approval, we may not be successful in our commercialization efforts and market acceptance by physicians, patients, third-party payors and others in the medical community may be less than estimated. Market acceptance will require us to build and maintain strong relationships with healthcare professionals involved in the treatment of NPC. The number of healthcare professionals associated with treatment centers that address NPC is limited. A failure to build or maintain these important relationships with these healthcare professionals and treatment centers could result in lower market acceptance. Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of Trappsol® Cyclo™ may require significant resources and may never be successful. The degree of market acceptance of Trappsol® Cyclo™, if approved for commercial sale, will depend on a number of factors, including:

•        its efficacy;

•        limitations or warnings or any restrictions on the use of Trappsol® Cyclo™, together with other medications, and the prevalence and severity of any side effects;

•        the availability and efficacy of alternative treatments;

•        the effectiveness of sales and marketing efforts and the strength of marketing and distribution support;

•        the cost-effectiveness of Trappsol® Cyclo™ compared to alternative therapies and the ability to offer such drug for sale at competitive prices; and

•        availability and amount of coverage and reimbursement from governmental payors, managed care plans and other third-party payors.

The results of our clinical trials may not support our product claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that any regulatory authority whose approval we will require in order to market and sell our products in any territory will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our regulatory submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials of Trappsol® Cyclo™ for the treatment of

NPC will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

•        delays in securing clinical investigators or trial sites for the clinical trials;

•        delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;

•        slower than anticipated patient recruitment and enrollment;

•        negative or inconclusive results from clinical trials;

•        unforeseen safety issues;

•        uncertain dosing issues;

•        an inability to monitor patients adequately during or after treatment; and

•        problems with investigator or patient compliance with the trial protocols.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier clinical trials for Trappsol® Cyclo™, we do not know whether any Phase III or other clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market Trappsol® Cyclo™. If later-stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for Trappsol® Cyclo™ may be adversely impacted.

Later discovery of previously unknown problems could limit our ability to market or sell Trappsol® Cyclo™, even if it is initially approved, and can expose us to product liability claims.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with any third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•        refusals or delays in the approval of applications or supplements to approved applications;

•        refusal of a regulatory authority to review pending market approval applications or supplements to approved applications;

•        restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls or seizures;

•        fines, warning letters, or holds on clinical trials;

•        import or export restrictions;

•        injunctions or the imposition of civil or criminal penalties;

•        restrictions on product administration, requirements for additional clinical trials, or changes to product labeling requirements; or

•        recommendations by regulatory authorities against entering into governmental contracts with us.

Discovery of previously unknown problems or risks relating to our product could also subject us to potential liabilities through product liability claims.

If we do not obtain required approvals in other countries in which we aim to market our products, we will be limited in our ability to export or sell the products in those markets.

Our lack of experience in conducting clinical trials in any jurisdiction may negatively impact the approval process in those jurisdictions where we intend to seek approval of Trappsol® Cyclo™. If we are unable to obtain and maintain required approvals from one or more foreign jurisdictions where we would like to sell Trappsol® Cyclo™, we will be unable to market products as intended, our international market opportunity will be limited and our results of operations will be harmed.

We rely in part on third parties for research and clinical trials for products using Trappsol® Cyclo™.

We rely on contract research organizations (“CROs”), academic institutions, corporate partners, and other third parties to assist us in managing, monitoring, and otherwise carrying out clinical trials and research activities. We rely or will rely heavily on these parties for the execution of our clinical studies and control only certain aspects of their activities. Accordingly, we may have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. Although we rely on these third parties to manage the data from clinical trials, we will be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Our failure, or the failure of third parties on which we rely, to comply with the strict requirements relating to conducting, recording, and reporting the results of clinical trials, or to follow good clinical practices, may delay the regulatory approval process or cause us to fail to obtain regulatory approval for Trappsol® Cyclo™.

We currently have no marketing and sales organization for our pharmaceutical candidates and may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities for the sale of biopharmaceutical products. If any of our drug candidates ultimately receives regulatory approval, we may not be able to effectively market and distribute it. We may have to seek collaborators, especially for marketing and sales outside of the United States, or invest significant amounts of financial and management resources to develop internal sales, distribution and marketing capabilities. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. Even if we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional related risks, including:

•        we may not be able to attract and build an effective marketing department or sales force;

•        the cost of establishing a marketing department or sales force may exceed our available financial resources and the revenue generated by our product candidates that we may develop, in-license or acquire; and

•        our direct sales and marketing efforts may not be successful.

We rely upon third parties for the manufacture of Trappsol® Cyclo™ and are dependent on their quality and effectiveness.

Trappsol® Cyclo™ requires precise, high-quality manufacturing. The failure to achieve and maintain high manufacturing standards, including the failure to conform to c-GMP (current Good Manufacturing Practice), or to detect or control anticipated or unanticipated manufacturing errors or the frequent occurrence of such errors, could result in discontinuance or delay of ongoing or planned clinical trials, delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals, patient injury or death, and other problems that could seriously hurt our business. Contract drug manufacturers often encounter difficulties involving production yields, quality control and quality assurance and shortages of qualified personnel. These manufacturers are subject to stringent regulatory requirements, including the FDA’s c-GMP regulations and similar foreign laws and standards. If our contract manufacturers fail to maintain ongoing compliance at any time, the production of our product candidates could be interrupted, resulting in delays or discontinuance of our clinical trials, additional costs and loss of potential revenues.

We face competition from well-funded companies to treat NPC.

We face competition from other entities, including pharmaceutical and biotechnology companies and governmental institutions that are working on supporting orphan drug designations and clinical trials for the neurological manifestations of NPC. Some of these entities are well-funded, with more financial, technical and personnel resources than we have, and have more experience than we do in designing and implementing clinical trials. Two of our competitors were granted FDA approval of combination therapies for NPC on September 20, 2024 and September 24, 2024, and are each expected to be in the market in the second quarter of 2025. If we are unable to compete effectively against our current or future competitors, sales of our Trappsol® Cyclo™ product may not grow and our financial condition may suffer.

Our business and operations would suffer in the event of computer system failures or security breaches.

In the ordinary course of our business, we collect, store and transmit confidential information, including intellectual property, proprietary business information and personal information. Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs, and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyberattacks, natural disasters, fire, terrorism, war and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity. Cyberattacks could include the deployment of harmful malware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Significant disruptions of our information technology systems or security breaches could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and could result in financial, legal, business and reputational harm to us. If such disruptions were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Further, a significant number of our employees and partners work remotely, which increases the risk of a data breach or issues with data and cybersecurity. To the extent that any disruption or security breach results in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our future product candidates could be delayed.

Risks Related to Our Intellectual Property

The rights we rely upon to protect our unpatented trade secrets may be inadequate.

To manufacture and produce Trappsol® Cyclo™, we rely primarily on unpatented trade secrets, know-how and technology which are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. We seek to protect trade secrets, in part, by entering into confidentiality agreements with third-party manufacturers, employees, consultants and others. These parties may breach or terminate these agreements or may refuse to enter into such agreements with us, and we may not have adequate remedies for such breaches. Furthermore, these agreements may not provide meaningful protection for our trade secrets or other proprietary information and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential information or other breaches of the agreements. Despite our efforts to protect our trade secrets, we or others may unintentionally or willfully disclose our proprietary information to competitors.

If we fail to maintain trade secret protection, our competitive position may be adversely affected. Competitors may also independently discover our trade secrets. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have received notices of allowances from the U.S. Patent and Trademark Office (“USPTO”) and the European Patent Officer regarding our patent applications for methods of treating Alzheimer’s disease. We have patent applications pending with respect to the treatment of Alzheimer’s disease with Trappsol® Cyclo™. However, we cannot predict:

•        if and when patents may issue based on our patent applications;

•        the scope of protection of any patent issuing based on our patent applications;

•        whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•        whether or not third parties will find ways to invalidate or circumvent our patent rights, or claim co-ownership rights in our patent rights, which may impact our ability to enforce our patent rights against third parties;

•        whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•        whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose.

We cannot be certain that the claims in our pending patent applications will be considered patentable by the USPTO or by patent offices in foreign countries. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us and threaten our ability to commercialize our product candidates. It is possible that third parties with whom we have collaborated may contend that they co-own patent rights we have filed, which, if correct and in the absence of an agreement to the contrary, could prevent us from asserting the patent rights against our competitors. Furthermore, in the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

We are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our product candidates.

There is a substantial amount of litigation over patent and other intellectual property rights in the biotechnology industry. Whether or not a product infringes a patent involves complex legal and factual considerations, the determination of which is often uncertain. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and, because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe or be alleged to infringe. In addition, our competitors or other parties may assert that our product candidates and the methods employed may be covered by patents held by them. If any of our products infringes a valid patent, we could be prevented from manufacturing or selling such product unless we are able to obtain a license or able to redesign the product in such a manner as to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid infringement, nor does a later redesign protect Cyclo from prior infringement. We are aware of third-party U.S. patents and patent applications, which may be relevant to our lead product candidate Trappsol® Cyclo™ for treating NPC. Although we believe that we would not infringe a valid claim of those patents or pending patent applications, if issued, the owner of the patent rights may disagree with our assessment and bring an infringement action against us. There is no assurance that a court would find in our favor on questions of infringement or validity. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert our management’s attention from operating our business.

We may need to initiate lawsuits to protect or enforce our intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

In order to protect or enforce our intellectual property rights, we may initiate patent, trademark and related litigation against third parties, such as infringement suits or requests for injunctive relief. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe to be infringing our rights. Any lawsuits that we initiate could be expensive, take significant time and divert our management’s attention from other business concerns and the outcome of litigation to enforce our intellectual property rights in patents, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, or adversely affect our ability to distribute any products that are subject to such litigation. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable.

Risks Related to Legal and Regulatory Compliance Matters

The pharmaceutical business is subject to increasing government regulation and reform, including with respect to price controls, reimbursement and access to drugs, which could adversely affect our future revenues and profitability.

To the extent our products are developed, commercialized, and successfully introduced to market, they may not be considered cost-effective, and third-party or governmental reimbursement might not be available or sufficient. Globally, governmental and other third-party payors are becoming increasingly aggressive in attempting to contain health care costs by strictly controlling, directly or indirectly, pricing and reimbursement and, in some cases, limiting or denying coverage altogether on the basis of a variety of justifications, and we expect pressures on pricing and reimbursement from both governments and private payors inside and outside the U.S. to continue.

If we obtain the required regulatory approval to sell our drug candidates, we will be subject to substantial pricing, reimbursement, and access pressures from state Medicaid programs, private insurance programs and pharmacy benefit managers, and the implementation of U.S. health care reform legislation that is increasing these pricing pressures. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, instituted comprehensive health care reform, and includes provisions that, among other things, reduce and/or limit Medicare reimbursement, and impose new and/or increased taxes. The future of the Affordable Care Act and its constituent parts are uncertain at this time.

In almost all markets, pricing and choice of prescription pharmaceuticals are subject to governmental control. Therefore, the price of our products and their reimbursement in Europe and in other countries is and will be determined by national regulatory authorities. Reimbursement decisions from one or more of the European markets may impact reimbursement decisions in other European markets. A variety of factors are considered in making reimbursement decisions, including whether there is sufficient evidence to show that treatment with the product is more effective than current treatments, that the product represents good value for money for the health service it provides, and that treatment with the product works at least as well as currently available treatments.

The continuing efforts of government and insurance companies, health maintenance organizations, and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability or those of our potential customers, suppliers, and collaborative partners, as well as the availability of capital.

United States federal and state privacy laws, and equivalent laws of other nations, may increase our costs of operation and expose us to civil and criminal sanctions.

Regulation of data processing is evolving, as federal, state, and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and security, and the collection, processing, storage, transfer, and use of data. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal data. These and other requirements could require us or our collaborators to incur additional costs to achieve compliance, limit our competitiveness, necessitate the acceptance of more onerous obligations in our contracts, restrict our ability to use, store, transfer, and process data, impact our or our collaborators’ ability to process or use data in order to support the provision of our products, affect our or our collaborators’ ability to offer our products in certain locations, or cause regulators to reject, limit or disrupt our clinical trial activities.

We and our collaborators may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state personal information laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. Depending on the facts and circumstances, we could be subject to civil or criminal penalties if we knowingly use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Risks Related to Employee Matters

We are dependent on our executive officers, and we may not be able to pursue our current business strategy effectively if we lose them.

Our success to date has largely depended on the efforts and abilities of our executive officers, namely N. Scott Fine, our Chief Executive Officer, Jeffrey L. Tate, Ph.D., our Chief Operating Officer, and Joshua M. Fine, our Chief Financial Officer. Our ability to manage our operations and meet our business objectives could be adversely affected if, for any reason, such officers do not remain with us.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) U.S. laws and regulations or those of foreign jurisdictions, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government-funded healthcare programs, such as Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If we fail to comply with the U.S. federal Anti-Kickback Statute and similar state and foreign country laws, we could be subject to criminal and civil penalties and exclusion from federally funded healthcare programs including the Medicare and Medicaid programs and equivalent third country programs, which would have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, directly or indirectly, in cash or in kind, to induce or reward the referring, ordering, leasing, purchasing or arranging for, or recommending the ordering, purchasing or leasing of, items or services payable, in whole or in part, by Medicare, Medicaid or any other federal healthcare program. The federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, many states have adopted laws similar to the federal Anti-Kickback Statute that apply to activity in those states, and some of these laws are even broader than the federal Anti-Kickback Statute in that their prohibitions may apply to items or services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the source of payment. Violations of the federal Anti-Kickback Statute may result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

While we believe our operations will be in compliance with the federal Anti-Kickback Statute and similar state laws, we cannot be certain that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the federal Anti-Kickback Statute or similar state laws, the consequences of such violations would likely have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Fine Chemical Business

A small number of our customers account for a substantial portion of our revenue, and the loss of any of these customers would materially decrease our revenues.

In 2023, two major customers, Charles River Laboratories International Inc. and Roche Tissue Diagnostics, accounted for 72% of total revenues. Accounts receivable balances for these major customers represents 77% of total accounts receivable at December 31, 2023. We have a supply contract with only one of our major customers. The loss of one of these customers would materially decrease our revenues if we were unable to replace such customer.

We are dependent on certain third-party suppliers.

We purchase the Trappsol® cyclodextrin products we sell from third-party suppliers and depend on those suppliers for the cyclodextrins we use in our Aquaplex® products. We are also dependent on outside manufacturers that use lyophilization techniques for our Aquaplex® products. We purchase substantially all of our Trappsol® products from bulk manufacturers and distributors in the U.S., Japan, China, and Europe. Although products are available from multiple sources, an unexpected interruption of supply, or material increases in the price of products, for any reason, such as regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, war or other events could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may be negatively affected by currency exchange rate fluctuations.

Our earnings and cash flows are influenced by currency fluctuations due to the geographic diversity of our suppliers, which may have a significant impact on our financial results. As we buy inventory from foreign suppliers, the change in the value of the U.S. dollar in relation to the Euro, Yen and Yuan has an effect on our cost of inventory, and will continue to do so. We buy most of our products from outside the U.S. using U.S. dollars. Our main supplier of specialty cyclodextrins and complexes, Cyclodextrin Research & Development Laboratory, is located in Hungary and its prices are set in Euros. The cost of our bulk inventory often changes due to fluctuations in the U.S. dollar. These products currently represent a significant portion of our revenues. When we experience short-term increases in currency fluctuation or supplier price increases, we are often not able to raise our prices sufficiently to maintain our historical margins and therefore, our margins on these sales may decline. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions may adversely affect our results of operations and financial condition.

Risks Related to Cyclo Common Stock

The market price of Cyclo Common Stock may be highly volatile, and you could lose all or part of your investment.

The trading price of Cyclo Common Stock and Cyclo Public Warrants is likely to be volatile. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. Our stock price and warrant price could be subject to wide fluctuations in response to a variety of factors, which include:

•        whether we achieve our anticipated corporate objectives;

•        changes in financial or operational estimates or projections;

•        termination of restrictions on the ability of our stockholders and other security holders to sell shares; and

•        general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of clinical stage biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of Cyclo Common Stock, regardless of our actual operating performance.

If we are delisted from the Nasdaq Capital Market, and our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not maintain a listing on Nasdaq and if the price of Cyclo Common Stock is less than $5.00, Cyclo Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for Cyclo Common Stock, and therefore stockholders may have difficulty selling their shares.

Our failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a de-listing of our securities.

During fiscal 2023, we received notices of non-compliance with the regulatory requirements for Nasdaq. Although we regained compliance in January 2024, in October 2024 we received new notices of non-compliance from Nasdaq informing us that we have until April 2, 2025 to regain compliance with Nasdaq’s continued listing requirements. See “Information About the Companies — Cyclo’s Nasdaq Listing.” If we fail to satisfy the continued listing requirements of Nasdaq at such time, Nasdaq may take steps to de-list our securities. Such a de-listing would likely have a negative effect on the price of Cyclo Common Stock and would impair your ability to sell or purchase Cyclo Common Stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow Cyclo Common Stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent Cyclo Common Stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We will indemnify and hold harmless our officers and directors to the maximum extent permitted by Nevada law.

Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities to the maximum extent permitted by Nevada law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase shares of Cyclo Common Stock.

We have never declared or paid any cash dividends on Cyclo Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of the Cyclo Board after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors seeking cash dividends should not purchase our shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Rafael and Cyclo management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in the Sections entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from Rafael’s and Cyclo’s most recent Annual Reports on Form 10-K and in Rafael’s and Cyclo’s Quarterly Reports on Form 10-Q, as well as any amendments thereto, filed with the SEC.

All statements, other than statements of historical fact, included or incorporated herein regarding Rafael’s or Cyclo’s strategy, future operations, financial position, future revenues, projected costs, plans, prospects and objectives are forward-looking statements. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “think,” “may,” “could,” “will,” “would,” “should,” “continue,” “potential,” “likely,” “opportunity” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Additionally, statements concerning future matters such as Rafael’s and Cyclo’s expectations of business and market conditions, development and commercialization of new products, enhancements of existing products or technologies, and other statements regarding matters that are not historical are forward-looking statements. Such statements are based on currently available operating, financial and competitive information and are subject to various risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated or implied in Rafael and Cyclo’s forward-looking statements due to a number of factors including, but not limited to, those set forth above under the section entitled “Risk Factors” in this joint proxy statement/prospectus. Given these risks, uncertainties and other factors, many of which are beyond Rafael’s and Cyclo’s control, you should not place undue reliance on these forward-looking statements.

Except as required by law, Rafael and Cyclo assume no obligation to update these forward-looking statements publicly, or to revise any forward-looking statements to reflect events or developments occurring after the date of this joint proxy statement/prospectus, even if new information becomes available in the future.

INFORMATION ABOUT THE COMPANIES

Rafael Holdings, Inc.

Rafael is a holding company with interests in clinical and early-stage pharmaceutical companies, including an investment in (and planned Merger with) Cyclo, a majority equity interest in LipoMedix, a clinical stage pharmaceutical company and a majority interest in Cornerstone, a cancer metabolism-based therapeutics company. Rafael also holds a majority interest in Rafael Medical Devices, an orthopedic-focused medical device company developing instruments to advance minimally invasive surgeries with its first product being a video endoscopic carpal tunnel release system, and a majority interest in Day Three, a company which empowers third-party manufacturers to reimagine their existing cannabis offerings enabling them to bring to market better, cleaner, more precise and predictable versions by utilizing Day Three’s technology and innovation like Unlokt™. In November 2022, Rafael resolved to curtail its early-stage development efforts, including pre-clinical research at Barer. The decision was taken to reduce spending as Rafael focuses on exploring strategic opportunities. Since then, Rafael has sought partners for programs at Farber and has entered into a license agreement for one of its technologies. Rafael’s primary focus is to expand its investment portfolio through opportunistic and strategic investments including therapeutics, which address high unmet medical needs. Upon closing of the Merger, Rafael intends to focus its efforts on Trappsol® Cyclo™ as its lead clinical program. In furtherance of that focus, Rafael intends to review its other activities to determine those with the greatest prospect of positive development or commercialization in the near to medium term, and allocate its resources accordingly, curtailing or ceasing efforts where warranted to ensure that it has the resources necessary to support its efforts with regard to Trappsol® Cyclo™.

Historically, Rafael owned real estate assets. In 2020, Rafael sold an office building located in Piscataway, New Jersey and, on August 22, 2022, Rafael sold the building at 520 Broad Street in Newark, New Jersey that serves as headquarters for Rafael and several tenants and an associated public garage. As of July 31, 2024, Rafael holds a portion of a commercial building in Jerusalem, Israel as its remaining real estate asset.

Rafael owns a 37.5% equity interest, which was, until March 13, 2024 (the date of the RP Finance Consolidation, as described below), accounted for under the equity method, in RP Finance LLC (“RP Finance”), an entity in which an entity associated with members of the family of Howard Jonas (Executive Chairman, Chairman of the Board, and controlling stockholder of Rafael) holds an additional 37.5% equity interest, which holds debt and equity investments in Cornerstone. In October 2021, Cornerstone announced that Avenger 500, its company sponsored, multicenter, randomized Phase III study for Devimistat in pancreatic cancer, did not meet its primary or secondary endpoints, and that the company was stopping its company sponsored, multicentered, randomized, ARMADA 2000 Phase III study for Devimistat in relapsed and refractory Acute Myeloid Leukemia based upon a recommendation it received from its independent data monitoring committee to stop the trial due to a determination that the trial was unlikely to achieve its primary endpoint. The Avenger 500 study was conducted in over 70 clinical trial sites in six different countries and the ARMADA 2000 study was conducted in over 50 clinical trial sites in nine different countries. The clinical trial data from these trials were shared with the FDA and the other health authorities of the countries in which these trials were conducted.

On March 13, 2024, Cornerstone consummated a restructuring of its outstanding debt and equity interests (the “Cornerstone Restructuring”). As a result of the Cornerstone Restructuring, Rafael became a 67% owner of the issued and outstanding common stock of Cornerstone (the “Cornerstone Acquisition”), and Cornerstone became a consolidated subsidiary of Rafael. The Cornerstone Acquisition is accounted for as an acquisition of a variable interest entity that is not a business in accordance with U.S. GAAP. Rafael was determined to be the accounting acquirer for financial reporting purposes. In conjunction with the Cornerstone Restructuring and Cornerstone Acquisition, Rafael reassessed its relationship with RP Finance, and as a result determined that RP Finance is still a variable interest entity and that Rafael became the primary beneficiary of RP Finance as Rafael now holds the ability to control repayment of the RP Finance Line of Credit which directly impacts RP Finance’s economic performance. Therefore, following the Cornerstone Restructuring and Cornerstone Acquisition, Rafael consolidated RP Finance (the “RP Finance Consolidation”).

In May 2023, Rafael first invested in Cyclo. See “Information About the Companies — Cyclo Therapeutics, Inc.” and “The Merger — Background of the Merger,” below.

LipoMedix is a clinical stage Israeli company focused on the development of Promitil®, a product candidate that is a liposomal delivery system for a prodrug of mitomycin C (MMC). The prodrug is called Mitomycin-C Lipidic Prodrug, also known as MLP, and it is a precursor chemical to MMC that is converted to MMC inside the body. As of October 31, 2024, Rafael’s ownership interest in LipoMedix was approximately 95%. LipoMedix has completed various clinical trials of Promitil® including a Phase 1A (as a single agent in solid tumors), a Phase 1B (as a single agent and in combination with capecitabine and/or bevacizumab in colorectal cancer), and a Phase 1B in combination with radiation therapy. In each of these trials, the primary endpoints included tolerability and determination of maximum tolerated dose (MTD). MTD was determined for each trial, and the most common adverse events (AEs) of clinical significance were thrombocytopenia and fatigue. Management plans for both of these AEs have been incorporated into ongoing development. While these studies have been completed, LipoMedix is now focused on a Phase 2 study of Promitil® as a single agent in refractory patients with ovarian or pancreatic cancer harboring BRCA and similar mutations. This is the only ongoing study of Promitil®. To date, more than 150 patients have been treated with Promitil® across these clinical trials and under compassionate use. All trials of Promitil® have been conducted in Israel.

In 2019, Rafael established Barer, a preclinical cancer metabolism research operation, to focus on developing a pipeline of novel therapeutic compounds, including compounds designed to regulate cancer metabolism with potentially broader application in other indications beyond cancer. Barer has been comprised of scientists and academic advisors that are experts in cancer metabolism, chemistry, and drug development. In addition to its own internal discovery efforts, Barer pursued collaborative research agreements and in-licensing opportunities with leading scientists from top academic institutions. Barer’s majority owned subsidiary, Farber Partners, LLC, was formed around one such agreement with Princeton University’s Office of Technology Licensing for technology from the laboratory of Professor Joshua Rabinowitz, in the Department of Chemistry, Princeton University, for an exclusive worldwide license to its SHMT (serine hydroxymethyltransferase) inhibitor program. In November 2022, Rafael resolved to curtail its early-stage development efforts, including pre-clinical research at Barer Institute. Since then, Rafael has sought partners for programs at Farber and has entered into a license agreement for one of its technologies.

In May 2021, Rafael formed Rafael Medical Devices, an orthopedic-focused medical device company developing instruments to advance minimally invasive surgeries. In August 2023, Rafael raised $925,000 from third parties in exchange for 31.62% ownership of Rafael Medical Devices. Rafael Medical Devices’ first product is a video endoscopic carpal tunnel release (“VECTR”) system. The VECTR System is composed of a handpiece and a proprietary tablet. The handpiece is an arthroscopic unit with an integrated surgical knife. The proprietary tablet is a registered Class I medical device that is commercially available. The handpiece is a single-use disposable device that combines the traditional manual surgical knife with an arthroscope all in one. It is fully integrated into a single unit and consists of a functional tip (surgical knife), live-action camera, light, cannula, and cord to connect to the proprietary tablet. The surgical knife can be used to sever tendons, ligaments, or fascia in the joints or limbs and is able to be protracted or retracted via a slide switch on the side of the handpiece. During procedures, surgeons will introduce the device through incisions made in the patient’s wrist. Once inside, the camera and light are to be used to visualize the surgical environment on the proprietary tablet. Once the surgeon has maneuvered the device into the desired location, the blade can be actuated and the ligament can be cut. Once cut, the surgeon will withdraw the blade and remove the device.

On December 11, 2024, Rafael Medical Devices received the FDA’s substantial equivalence determination for the VECTR System in response to Rafael Medical Devices’ 510(k) premarket notification. The FDA’s clearance of the VECTR System is for use in minimally invasive ligament or fascia release surgeries, such as carpal tunnel release in the wrist and cubital tunnel release in the elbow. The VECTR System has been classified into Class II and is subject to special controls (performance standards) in addition to the general controls provisions of the Federal Food, Drug and Cosmetic Act and the Quality System regulation codified in 21 CFR Part 820 which requires that each manufacturer establish a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with the FDA regulations and the manufacturer’s written specifications and procedures relating to each device, as well as other requirements and applicable laws and regulations. Rafael’s development of future products will depend upon the success of the VECTR System and Rafael’s ability to identify attractive opportunities in the marketplace.

On April 7, 2023, Rafael entered into a Common Stock Purchase Agreement (the “Day Three Purchase Agreement”) with Day Three. Day Three is a company which allows other third-party manufacturers to reimagine those other third-party manufacturers’ existing cannabis offerings by providing processing services utilizing technology and innovation like Unlokt™ to enable those other third-party manufacturers to bring to market better, cleaner, more precise and predictable versions of those other third-party manufacturers’ products. Pursuant to the Day Three Purchase Agreement, Rafael purchased 4,302 shares of common stock, post DTL Reverse Stock Split (as defined below), representing 38% of the outstanding shares of common stock of Day Three (33.333% on a fully diluted basis), for a purchase price of $3.0 million. Rafael also received a warrant exercisable for 7,529 shares of common stock, post DTL Reverse Stock Split, at an aggregate purchase price of $3.0 million, which expires five years from the date of issuance or earlier based on the occurrence of certain events as defined in the Day Three Purchase Agreement (the “Day Three Warrant”).

In January 2024, Rafael entered into a series of transactions with Day Three and certain shareholders to purchase an aggregate of 13,771 shares of common stock, post DTL Reverse Stock Split, of Day Three, acquiring a controlling interest of Day Three (the “Day Three Acquisition”). As a result of the Day Three Acquisition, Rafael holds an aggregate 79% of the issued and outstanding shares of common stock of Day Three. Day Three has options and warrants outstanding that, when exercised, could dilute Rafael’s ownership interest in Day Three. In connection with the Day Three Acquisition, the Day Three Warrant was terminated. The acquisition date was determined to be January 2, 2024, which is the date that Rafael obtained a controlling interest in the common stock of Day Three. The Day Three Acquisition is being accounted for as a business combination in accordance with ASC 805.

Cyclo Therapeutics, Inc.

References to “we,” “us” or “our” in this section refer to Cyclo.

Cyclo is a clinical stage biotechnology company that develops cyclodextrin-based products for the treatment of neurodegenerative diseases. Cyclo filed a Type II Drug Master File with the U.S. Food and Drug Administration (“FDA”) in 2014 for its lead drug candidate, Trappsol® Cyclo™ (hydroxypropyl beta cyclodextrin) as a treatment for Niemann-Pick Type C disease (“NPC”). NPC is a rare and fatal autosomal recessive genetic disease resulting in disrupted cholesterol metabolism that impacts the brain, lungs, liver, spleen, and other organs. In 2015, Cyclo launched an International Clinical Program for Trappsol® Cyclo™ as a treatment for NPC. In 2016, Cyclo filed an Investigational New Drug application (“IND”) with the FDA, which described its Phase I clinical plans for a randomized, double blind, parallel group study at a single clinical site in the U.S. The Phase I study evaluated the safety and pharmacokinetics of Trappsol® Cyclo™ along with markers of cholesterol metabolism and markers of NPC during a 12-week treatment period of intravenous administration of Trappsol® Cyclo™ every two weeks to participants 18 years of age and older. The IND was approved by the FDA in September 2016, and in January 2017 the FDA granted Fast Track designation to Trappsol® Cyclo™ for the treatment of NPC. Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing Trappsol® Cyclo™ was well tolerated in this study.

Cyclo has also completed a Phase I/II clinical study approved by European regulatory bodies with clinical trial centers in the United Kingdom, Sweden, and Israel. The Phase I/II study evaluated the safety, tolerability, and efficacy of Trappsol® Cyclo™ through a range of clinical outcomes, including neurologic, respiratory, and measurements of cholesterol metabolism and markers of NPC. Consistent with the 12-week US Phase I study (single US site), the European/Israel study administered Trappsol® Cyclo™ intravenously to NPC patients every two weeks in a double-blind, randomized trial, but differs in that the study period was for 48 weeks (24 doses). In March of 2021, Cyclo announced that 100% of patients who completed the trial (9 out of 12) improved or remained stable, and 89% met the outcome measure in at least two domains of the 17-domain NPC severity scale. We did not conduct a Phase II trial in the U.S. and instead relied on data obtained from our Phase I/II trial conducted outside the U.S. to support the commencement of our Phase III trial in the U.S. Additionally, in February 2020 Cyclo had a face-to-face “Type C” meeting with the FDA with respect to the initiation of its pivotal Phase III clinical trial of Trappsol® Cyclo™ based on the clinical data obtained from its Phase I/II clinical study conducted outside the U.S. At that meeting, Cyclo also discussed with the FDA submitting a New Drug Application under Section 505(b)(1) of the Federal Food, Drug, and Cosmetic Act for the treatment of NPC in pediatric and adult patients with Trappsol® Cyclo™. A similar request was submitted to the European Medicines Agency (“EMA”) in February 2020, seeking scientific advice and protocol assistance from the EMA for proceeding with a Phase III clinical trial in Europe. In October 2020, Cyclo received a “Study May Proceed” notification from the FDA with respect to the proposed Phase III clinical trial, and in June of 2021, Cyclo commenced enrollment in TransportNPC, a pivotal Phase III study of Trappsol® Cyclo™ for the treatment of NPC. In May 2024, Cyclo enrolled the last of the 104 patients in the Phase III study.

On May 17, 2010, the FDA designated Trappsol® Cyclo™ as an orphan drug for the treatment of NPC, which would provide Cyclo with the exclusive right to sell Trappsol® Cyclo™ for the treatment of NPC for seven years following FDA drug approval. In April 2015, Cyclo also obtained Orphan Drug Designation for Trappsol® Cyclo™ in Europe, which will provide Cyclo with 10 years of market exclusivity following regulatory approval, which period will be extended to 12 years upon acceptance by the EMA’s Pediatric Committee of Cyclo’s pediatric investigation plan demonstrating that Trappsol® Cyclo™ addresses the pediatric population. On January 12, 2017, Cyclo received Fast Track Designation from the FDA, and on December 1, 2017, the FDA designated NPC a Rare Pediatric Disease.

Cyclo is also exploring the use of cyclodextrins in the treatment of Alzheimer’s disease. In January 2018, the FDA authorized a single patient IND expanded access program using Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. Based on the data collected from this patient combined with data from its NPC studies, Cyclo prepared a synopsis for an early stage protocol using Trappsol® Cyclo™ intravenously to treat Alzheimer’s disease that was presented to the FDA in January of 2021. Cyclo received feedback from the FDA on this synopsis in April 2021 and incorporated the feedback into an IND for a Phase II study for the treatment of Alzheimer’s disease with Trappsol® Cyclo™ that Cyclo submitted to the FDA in November 2021. In December of 2021, Cyclo received IND clearance from the FDA, allowing it to proceed with its Phase II study of Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. U.S. sites for the study were activated during the second half of 2022, with patient dosing beginning in the first quarter of 2023.

Cyclo received a notice of allowance for its patent application for the treatment of Alzheimer’s disease from the U.S. Patent and Trademark Office (“USPTO”) on January 29, 2024 regarding its Patent Application No. 17/289,137 “Methods of Treating Alzheimer’s Disease.” Cyclo filed an international patent application in October 2019 under the Patent Cooperation Treaty directed to the treatment of Alzheimer’s disease with cyclodextrins and is pursuing national and regional stage applications based on this international application. On June 12, 2023, Cyclo received a communication from the European Patent Office (“EPO”) regarding its European Patent Application No.19805439.7 titled, “Methods for Treating Alzheimer’s Disease.” The EPO communication stated that “[t]he newly filed claims are considered to be allowable” and that “[t]he applicant is therefore requested to bring the description into conformity with these claims.” The terms of any patents resulting from these national or regional stage applications would be expected to expire in 2039 if all the requisite maintenance fees are paid.

Cyclo also continues to operate its legacy fine chemical business, consisting of the sale of cyclodextrins and related products to the pharmaceutical, nutritional, and other industries, primarily for use in diagnostics and specialty drugs. However, Cyclo’s core business has transitioned to a biotechnology company primarily focused on the development of cyclodextrin-based biopharmaceuticals for the treatment of disease from a business that had been primarily reselling basic cyclodextrin products.

On December 27, 2023, Cyclo completed a strategic combination pursuant to that certain Agreement and Plan of Merger, dated as of September 21, 2023, by and among Cyclo, Cameo Merger Sub, Inc., a wholly owned subsidiary of Cyclo (“Cameo Merger Sub”), and Applied Molecular Transport Inc. (“AMTI”), providing for the merger of Cameo Merger Sub with and into AMTI, with AMTI surviving the merger as a wholly owned subsidiary of Cyclo. As a result of the transaction, Cyclo acquired $10,042,488 in cash previously held by AMTI.

Cyclo’s Nasdaq Listing

Cyclo’s common stock is currently traded on Nasdaq under the symbol “CYTH.”

On May 15, 2023, Cyclo received a letter from Nasdaq stating that Cyclo was not in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Rule”) because the stockholders’ equity of Cyclo of $(438,876) as of March 31, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, was below the minimum requirement of $2,500,000. Pursuant to Nasdaq’s Listing Rules, Cyclo submitted to Nasdaq a plan in June 2023 to regain compliance with the Stockholders’ Equity Rule (a “Compliance Plan”). On August 1, 2023, Nasdaq notified Cyclo that based on its review of the Compliance Plan, Cyclo had been granted an extension to regain compliance with the Stockholders’ Equity Rule. As a result of the completion of the private placement of Cyclo’s securities to Rafael on August 1, 2023, Cyclo believed that it had regained compliance with the Stockholders’ Equity Rule as of that date. However, in a letter dated August 1, 2023, Nasdaq informed Cyclo that it would continue to monitor Cyclo’s ongoing compliance with the Stockholders’ Equity Rule and, if at the time of its next periodic report, Cyclo did not evidence compliance with the Stockholders’ Equity Rule, its securities may be subject to delisting.

On November 27, 2023, Cyclo received another letter from Nasdaq stating that Cyclo was not in compliance with the Stockholders’ Equity Rule because the stockholders’ equity of Cyclo of $1,052,670 as of September 30, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, was below the minimum requirement of $2,500,000. In addition, the letter stated that Cyclo did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. The letter stated that, unless Cyclo requested an appeal of Nasdaq’s determination regarding delisting, trading of the Cyclo Common Stock and Cyclo Public Warrants would be suspended at the opening of business on December 6, 2023. Prior to the hearing of Cyclo’s appeal of Nasdaq’s determination regarding delisting, on January 17, 2024, Cyclo received a letter from Nasdaq informing Cyclo that its deficiency under the Stockholders’ Equity Rule had been cured and that Cyclo was in compliance with all applicable Nasdaq listing standards.

On October 4, 2024, Cyclo received two letters from Nasdaq stating that Cyclo was not in compliance with (1) Nasdaq Listing Rule 5550(a)(2) for failing to maintain a closing bid price of no less than $1.00 per share for 30 consecutive trading days, (2) the Stockholders’ Equity Rule because the stockholders’ equity of Cyclo of $(5,122,748) as of June 30, 2024, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024, was below the minimum requirement of $2,500,000, (3) Nasdaq Listing Rule 5550(b)(2) for failing to maintain a minimum Market Value of Listed Securities of $35 million, and (4) Nasdaq Listing Rule 5550(b)(3) for failing to maintain net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. Cyclo has until April 2, 2025 to regain compliance with the Nasdaq Listing Rules.

Tandem Therapeutics, Inc

Tandem Therapeutics, Inc., a Nevada corporation with a business address at 520 Broad Street, Newark, New Jersey 07102, is a wholly-owned subsidiary of Rafael (“First Merger Sub”) formed solely for the purpose of effectuating the Merger. First Merger Sub has no material assets and does not operate any business. To date, First Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

Tandem Therapeutics, LLC

Tandem Therapeutics, LLC, a Nevada limited liability company with a business address at 520 Broad Street, Newark, New Jersey 07102, is a wholly-owned subsidiary of Rafael (“Second Merger Sub”) formed solely for the purpose of effectuating the Merger. Second Merger Sub has no material assets and does not operate any business. To date, Second Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the First Merger, Cyclo (as the surviving entity of the Merger with First Merger Sub) will merge with and into Second Merger Sub with Second Merger Sub being the Surviving Entity of the Second Merger and a wholly-owned limited liability company subsidiary of Rafael.

THE SPECIAL MEETING OF rafael’s STOCKHOLDERS

Overview

This joint proxy statement/prospectus is being provided to Rafael stockholders as part of a solicitation of proxies by the Rafael Board for use at the Rafael Special Meeting and at any adjournments of such meeting. This joint proxy statement/prospectus is being furnished to Rafael stockholders on or about [•], 2025. In addition, this joint proxy statement/prospectus is a prospectus for Rafael in connection with the issuance by Rafael of Rafael Class B Common Stock, Rafael Public Warrants, and Rafael Class B Common Stock underlying the Rafael Public Warrants, to be delivered to Cyclo stockholders in connection with the Merger. This joint proxy statement/prospectus provides Rafael stockholders with information they need to be able to vote or instruct their vote to be cast at the Rafael Special Meeting.

Date, Time and Place of the Rafael Special Meeting

The Rafael Special Meeting will be held on March 20, 2025, at 11:30 a.m., Eastern Time, at 520 Broad Street, Newark, New Jersey 07102.

Record Date; Outstanding Shares; Shares Entitled to Vote

The Rafael Board has fixed the close of business in New York, NY on February 13, 2025 as the record date (the “Record Date”) for determining the holders of shares of Rafael Class A Common Stock and Rafael Class B Common Stock entitled to notice of, and to vote at, the Rafael Special Meeting. As of the close of business on the Record Date, Rafael had [•] shares issued and outstanding and entitled to vote at the Rafael Special Meeting, consisting of 787,163 shares of Rafael Class A Common Stock and [•] shares of Rafael Class B Common Stock.

Rafael stockholders are entitled to three votes for each share of Rafael Class A Common Stock held by them and one-tenth of one vote for each share of Rafael Class B Common Stock. The holders of Rafael Class A Common Stock and Rafael Class B Common Stock will vote as a single body on each proposal and any other matter properly coming before the Rafael Special Meeting. There are no dissenters’ rights of appraisal in connection with any proposal.

Attendance

If you are a stockholder of record of Rafael at the close of business on February 13, 2025, you may attend the Rafael Special Meeting and vote your shares in person, in lieu of submitting your proxy via the Internet or by completing, signing, dating and returning the enclosed proxy card.

If you are a beneficial holder of Rafael Common Stock, you are also invited to attend the Rafael Special Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Rafael Special Meeting unless you request and obtain a valid “legal proxy” from your broker, bank or nominee.

Only Rafael stockholders of record, as of the close of business on the record date, beneficial owners of Rafael Common Stock as of the record date, holders of valid proxies for the Rafael Special Meeting, and invited guests of Rafael may attend the Rafael Special Meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

You can vote either in person at the Rafael Special Meeting or by proxy without attending the Rafael Special Meeting.

Rafael Proposals

At the Rafael Special Meeting, Rafael stockholders will be asked to vote upon the following proposals:

•        To consider and vote upon a proposal to approve the issuance of shares of Rafael Class B Common Stock in exchange for shares of Cyclo Common Stock in connection with the Merger; and

•        To consider and vote upon a proposal to approve the adjournment of the Rafael Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes present in person or by proxy for, or otherwise in connection with, the approval of the Rafael Share Issuance Proposal.

Quorum

The presence at the Rafael Special Meeting of a majority of the voting power of the outstanding Rafael Class A Common Stock and Rafael Class B Common Stock (voting together), either in person or by proxy, will constitute a quorum for the transaction of business at the Rafael Special Meeting. Abstentions are counted as present and entitled to vote for purposes of determining whether a quorum is present. A “broker non-vote” on a matter occurs when a broker, bank or your representative may not vote on a particular matter because it does not have discretionary voting authority and has not received instructions from the beneficial owner. Because brokers will not have discretionary authority to vote on any of the proposals, a share held by a broker without any voting instructions will not be deemed present or represented by proxy at the Rafael Special Meeting and will not count towards establishing a quorum.

If you are a beneficial owner whose shares are held of record by a broker, you must instruct your broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any of the proposals. In the event of a broker non-vote or an abstention with respect to any proposal coming before the Rafael Special Meeting, the shares represented by the relevant proxy will not be deemed to be present and entitled to vote on the Rafael Proposals for the purpose of determining the total number of shares of which a majority is required for adoption, having the practical effect of reducing the number of affirmative votes required to achieve a majority vote for such matters by reducing the total number of shares from which a majority is calculated.

Votes Required; Recommendation of the Rafael Board of Directors

Rafael Proposal to approve the issuance of Rafael Class B Common Stock in connection with the Merger.

Rafael stockholders are being asked to consider and vote on a proposal to the approve issuance of Rafael Class B Common Stock in exchange for shares of Cyclo Common Stock in connection with the Merger (the “Rafael Share Issuance Proposal”). You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger. In particular, you are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The approval of the Rafael Share Issuance Proposal requires the affirmative vote of the holders of a majority of votes cast by the holders of Rafael Common Stock present in person or represented by proxy and entitled to vote thereon at the meeting.

The Board of Directors of Rafael unanimously recommends that you vote “FOR” the approval of the Rafael Share Issuance Proposal.

Rafael Proposal to Adjourn the Rafael Special Meeting

Rafael stockholders are being asked to consider and vote upon a proposal to approve adjournment of the Rafael Special Meeting to a later date or dates, if necessary to permit further solicitation of proxies in the event there are insufficient votes present in person or by proxy for, or otherwise in connection with, the approval of Rafael Share Issuance Proposal.

The Board of Directors of Rafael recommends that you vote “FOR” the Rafael Adjournment Proposal.

The approval of the Rafael Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the holders of Rafael Common Stock present in person or represented by proxy and entitled to vote thereon at the Rafael Special Meeting.

Share Ownership and Voting by Rafael’s Officers and Directors

As of the Record Date, Rafael’s directors and executive officers had the right to vote approximately [•] shares of Rafael Common Stock, representing approximately [•]% of the shares of Rafael Common Stock then outstanding and entitled to vote at the Rafael Special Meeting and approximately [•]% of the voting power of all shares entitled to vote at the Rafael Special Meeting. It is expected that Rafael’s directors and executive officers who are stockholders of Rafael will vote “FOR” each of the proposals described above, including Rafael’s Chairman and the Board of Directors, Howard Jonas entered into a Support Agreement, which is attached as Annex C to this joint proxy statement/prospectus, pursuant to which he has agreed to vote in favor of the Rafael Share Issuance Proposal and the Rafael Adjournment Proposal.

Voting Your Shares

You can vote either in person at the Rafael Special Meeting or by proxy without attending the Rafael Special Meeting.

Beneficial holders of Rafael Class A Common Stock and Rafael Class B Common Stock as of the Record Date whose stock is held of record by another party should receive voting instructions from their bank, broker or other holder of record. If a stockholder’s shares are held through a nominee and the stockholder wants to vote at the Rafael Special Meeting, such stockholder must obtain a proxy from the nominee record holder authorizing such stockholder to vote at the Rafael Special Meeting.

Rafael stockholders of record should receive a paper copy of our proxy materials and may vote by following the instructions on the proxy card that is included with the proxy materials. As set forth on the proxy card, there are two convenient methods for holders of record to direct their vote by proxy without attending the Rafael Special Meeting: on the Internet or by mail. To vote by Internet, visit www.voteproxy.com. To vote by mail, mark, date and sign the enclosed proxy card and return it in the postage-paid envelope provided. Holders of record may also vote by attending the Rafael Special Meeting and voting by ballot.

All shares for which a proxy has been duly executed and delivered (by Internet or mail) and not revoked will be voted at the Rafael Special Meeting. If a stockholder of record signs and returns a proxy card but does not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors. If any other matters are properly presented at the Rafael Special Meeting for consideration and if you have voted your shares by Internet or mail, the persons named as proxies will have the discretion to vote on those matters for you. On the date of filing this joint proxy statement/prospectus with the SEC, the Board of Directors did not know of any other matter to be raised at the Rafael Special Meeting.

If you own shares in your own name, you are considered, with respect to those shares, the “stockholder of record”. If you are a beneficial owner of shares registered in the name of your broker, bank or other agent acting as nominee, your shares are held by your broker, bank or other agent as your nominee, or in “street name,” and you will need to obtain a proxy form from the organization that holds your shares and follow the instructions included on that form regarding how to instruct the organization to vote your shares. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee.

Banks, brokers and other agents acting as nominees are permitted to use discretionary voting authority to vote proxies for proposals that are deemed “routine” by the NYSE, but are not permitted to use discretionary voting authority to vote proxies for proposals that are deemed “non-routine” by the NYSE. A “broker non-vote” occurs when a proposal is deemed “non-routine” and a nominee holding shares for a beneficial owner does not have discretionary voting authority with respect to the matter being considered and has not received instructions from the beneficial owner. The determination of which proposals are deemed “routine” versus “non-routine” may not be made by the NYSE until after the date on which this joint proxy statement/prospectus has been mailed to you. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish to determine the voting of your shares.

If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have, and are not expected to have, discretionary authority to vote on any of the proposals presented at the Rafael Special Meeting.

How Can I Change My Vote?

A stockholder of record can revoke his, her or its proxy at any time before it is voted at the Rafael Special Meeting by delivering to Rafael (to the attention of Joyce J. Mason, Esq., Corporate Secretary) a written notice of revocation or by executing a later-dated proxy by Internet or mail, or by attending the Rafael Special Meeting and voting in person.

If your shares are held in the name of a bank, broker, or other nominee, you must obtain a proxy executed in your favor from the holder of record (that is, your bank, broker, or nominee) to be able to vote at the Rafael Special Meeting.

Costs of Solicitation

Rafael will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing and mailing this joint proxy statement/prospectus for the Rafael Special Meeting.

Other Business

Rafael is not aware of any other business to be acted upon at the Rafael Special Meeting. If, however, other matters are properly brought before the Rafael Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Rafael Board may recommend.

Assistance

Rafael stockholders who have questions about the Merger Agreement, the Merger or the other matters to be voted on at the Rafael Special Meeting who need assistance submitting their proxy or voting shares or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

Rafael Holdings, Inc.
520 Broad Street
Newark N.J. 07102
Attn: Secretary

Certain Governance Matters Following the Transactions

Following the consummation of the Merger, the Rafael Board will consist of six (6) members, comprised of the current members of the Rafael Board and Markus W. Sieger, who has been designated by Cyclo. The executive officers of Rafael will remain the same.

No Appraisal Rights

Appraisal rights are not available to holders of Rafael Common Stock in connection with the Merger.

Listing of Rafael Class B Common Stock on NYSE

The Rafael Class B Common Stock is currently listed on the NYSE under the symbol “RFL”. On February 10, 2025, the last reported sale price for the Rafael Class B Common Stock was $2.08 per share. Following the Merger, it is expected that the Rafael Class B Common Stock will continue to be listed on the NYSE.

Rafael is asking its stockholders to consider and vote upon proposals. subject to the conditions set forth in the Merger Agreement, to approve the issuance of Rafael Class B Common Stock in exchange for shares of Cyclo Common Stock in connection with the Merger, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

The aggregate number of shares of Rafael Class B Common Stock that Rafael will issue in connection with the Merger will exceed 20% of the number of shares of Rafael Class B Common Stock outstanding before such issuance, and, for this reason, Rafael is seeking the approval of Rafael stockholders for the issuance of shares of Rafael Class B Common Stock to holders of Cyclo Common Stock. Rafael is required to complete a supplemental listing application to have the shares of Rafael Class B Common Stock issued to Cyclo stockholders listed on the NYSE.

Rafael Proposal 1 — Approval of the Share Issuance

RAFAEL PROPOSAL 1 — SHARE ISSUANCE

Rafael stockholders are being asked to consider and vote on a proposal to the approve issuance of Rafael Class B Common Stock in exchange for shares of Cyclo Common Stock in connection with the Merger (the “Rafael Share Issuance Proposal”). You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger. In particular, you are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Approval of the Rafael Share Issuance Proposal requires the affirmative vote of Rafael stockholders representing a majority of the votes cast by the holders of outstanding shares of Rafael Common Stock entitled to vote thereon. Failure to vote at the Rafael Special Meeting or vote by proxy at the Rafael Special Meeting, abstentions, and broker non-votes (if any) will have no effect on the outcome of the proposal. Shares of Rafael Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a Rafael stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Rafael Common Stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Rafael Special Meeting and all of such shares will be voted as recommended by the Rafael Board.

IF YOU ARE A RAFAEL STOCKHOLDER, THE RAFAEL BOARD RECOMMENDS THAT YOU
VOTE “FOR” THE PROPOSAL TO APPROVE THE SHARE ISSUANCE.

Rafael Proposal 2 — Adjournment of the Rafael Special Meeting

RAFAEL PROPOSAL 2 — ADJOURNMENT OF THE RAFAEL SPECIAL MEETING

Rafael stockholders are being asked to consider and vote upon a proposal to approve adjournment of the Rafael Special Meeting to a later date or dates, if necessary to permit further solicitation of proxies in the event there are insufficient votes present in person or by proxy for, or otherwise in connection with, the approval of the Rafael Share Issuance Proposal (“Rafael Adjournment Proposal”).

Approval of the Rafael Adjournment Proposal requires the affirmative vote of Rafael stockholders representing a majority of the voting power of the outstanding shares of Rafael Common Stock entitled to vote thereon. Failure to vote at the Rafael Special Meeting or vote by proxy at the Rafael Special Meeting, abstentions, and broker non-votes (if any) will have no effect on the outcome of the proposal. Shares of Rafael Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a Rafael stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Rafael Common Stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Rafael Special Meeting and all of such shares will be voted as recommended by the Rafael Board.

IF YOU ARE A RAFAEL STOCKHOLDER, THE RAFAEL BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO PERMIT THE RAFAEL BOARD TO ADJOURN THE RAFAEL SPECIAL MEETING.

THE SPECIAL MEETING OF CYCLO’S SHAREHOLDERS

Overview

This joint proxy statement/prospectus is being mailed on or about February 18, 2025, to holders of record of Cyclo Common Stock as of the close of business on February 13, 2025, and constitutes notice of the Cyclo Special Meeting in conformity with the requirements of the Nevada Revised Statutes.

This joint proxy statement/prospectus is being provided to Cyclo stockholders as part of a solicitation of proxies by the Cyclo Board for use at the Cyclo Special Meeting and at any adjournments or postponements thereof. Cyclo stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement.

Date, Time, and Place of the Cyclo Special Meeting

The Cyclo Special Meeting will be held on March 20, 2025, starting at 10:00 am (Eastern Time) at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178.

Cyclo stockholders who wish to attend the special meeting may be asked to present valid photo identification. Please note that if you hold your shares of Cyclo Common Stock in “street name,” you will need to bring a copy of your voting instruction card or brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting, and, if you intend to vote your shares held in “street name” at the special meeting, you must also bring a legal proxy, executed in your favor, from the bank, broker or other holder of record authorizing you to vote at the special meeting.

Purpose of the Cyclo Special Meeting

At the Cyclo Special Meeting, Cyclo stockholders will be asked to consider and vote upon the following proposals:

•        Cyclo Proposal 1 — To approve the Cyclo Merger Proposal; and

•        Cyclo Proposal 2 — To approve the Cyclo Adjournment Proposal.

Recommendation of the Cyclo Board

At a meeting of the Cyclo Board held on August 21, 2024, the Cyclo Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (2) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (3) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (4) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (5) authorized and approved all other matters reasonably required to consummate the Merger.

The Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

See also the section entitled “The Merger — Recommendation of the Cyclo Special Committee and Cyclo Board and Cyclo’s Reasons for the Merger.”

Record Date for the Cyclo Special Meeting; Stock Entitled to Vote

Only holders of record of shares of Cyclo Common Stock at the close of business on the Cyclo record date will be entitled to notice of, and to vote at, the Cyclo Special Meeting and any postponements or adjournments thereof. Holders of Cyclo Common Stock at the close of business on the Cyclo record date may cast one vote for each share of Cyclo Common Stock that the holder owned as of the Cyclo record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee.

On the Cyclo record date, there were outstanding a total of [•] shares of Cyclo Common Stock entitled to vote at the Cyclo Special Meeting. Holders of Cyclo Common Stock at the close of business on the Cyclo record date may cast one vote for each share of Cyclo Common Stock that the holder owned as of the Cyclo record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee.

Solicitation of Proxies

The cost of proxy solicitation for the Cyclo Special Meeting will be borne by Cyclo. Cyclo has retained Okapi Partners LLC, as proxy solicitor, to assist with the solicitation of proxies in connection with the Cyclo Special Meeting. Cyclo has agreed to pay Okapi Partners LLC a fee of $11,000, plus costs and expenses. Cyclo has agreed to indemnify Okapi against various liabilities and expense that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Solicitation will initially be made by mail. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Cyclo, without additional remuneration, by personal interview, telephone, electronic communication or otherwise. Cyclo will also request brokerage firms, nominees, custodians, and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the Cyclo record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Quorum

The holders of one-third of the voting power of Cyclo, present in person or represented by proxy, shall constitute a quorum. Shares of Cyclo Common Stock represented at the Cyclo Special Meeting in person or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Cyclo Special Meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Cyclo Special Meeting. It is therefore critical that you cast your vote by instructing your bank, broker, or other nominee on how to vote.

Votes Required

•        Cyclo Merger Proposal.    Approval of the Cyclo Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Cyclo Common Stock entitled to vote thereon.

•        Cyclo Adjournment Proposal.    Approval of the Cyclo Adjournment Proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo Common Stock present in person or represented by proxy at the Cyclo Special Meeting and entitled to vote thereon.

Abstentions and Broker Non-Votes

Failure to vote at the Cyclo Special Meeting or vote by proxy at the Cyclo Special Meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Cyclo Merger Proposal. Abstentions will have the same effect as a vote against the Cyclo Adjournment Proposal, and broker non-votes will have no effect on the outcome of the Cyclo Adjournment Proposal. Shares of Cyclo Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a Cyclo stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Cyclo Common Stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo Special Meeting and will be voted “FOR” that proposal.

Voting Power of Cyclo’s Directors and Executive Officers

On the Cyclo record date, 50.0% of the Cyclo Common Stock outstanding and entitled to vote was held by Cyclo directors and executive officers and their respective affiliates including Rafael. In connection with the execution of the Merger Agreement, Rafael entered into the Voting Agreements with certain of Cyclo’s directors and officers, collectively owning, directly and indirectly through their respective affiliates, approximately 8.0% of the outstanding shares of Cyclo Common Stock pursuant to which such directors and officers have agreed, among other things, to vote all shares of Cyclo Common Stock beneficially owned by them in favor of the Cyclo Merger Proposal.

Attending the Cyclo Special Meeting

All holders of Cyclo Common Stock as of the Cyclo record date, including stockholders of record and stockholders who hold shares through banks, brokers, or other nominees, are invited to attend the Cyclo Special Meeting in person; however, only stockholders of record can vote at the Cyclo Special Meeting.

If you wish to attend the Cyclo Special Meeting in person, you must register in advance by contacting Okapi Partners LLC, the proxy solicitor for Cyclo, no later than at noon Eastern Time on March 19, 2025. You may contact Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at (877) 566-1922, or for banks, brokers, trustees, and other nominees, collect at (212) 297-0720.

When contacting Okapi Partners LLC, please provide your name, the name under which you hold Cyclo Common Stock of record or evidence of your beneficial ownership of Cyclo Common Stock. As noted above, if you own Cyclo Common Stock in street name you must obtain a “legal proxy” from the bank or brokerage firm that holds your shares in order to vote your shares at the Cyclo Special Meeting. On the day of the Cyclo Special Meeting, each stockholder will be required to present a valid picture identification such as a driver’s license or passport and evidence of your beneficial ownership of Cyclo Common Stock.

Voting of Proxies by Registered Stockholders

Stockholders whose shares are registered in their own names may vote by proxy by mail or over the Internet (in addition, to voting in person at the Cyclo Special Meeting). If voting by mail, registered stockholders may complete, sign, date and return by mail the accompanying proxy in the postage-paid envelope provided with the proxy materials. Information and applicable deadlines for voting through the Internet are set forth on the enclosed proxy card. Shares of Cyclo Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a Cyclo stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Cyclo Common Stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo Special Meeting and will be voted “FOR” that proposal.

At the date hereof, Cyclo management has no knowledge of any business that will be presented for consideration at the Cyclo Special Meeting, and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in Cyclo’s accompanying Notice of Special Meeting of Stockholders. In accordance with Cyclo’s bylaws and Nevada law, business transacted at the Cyclo Special Meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the Cyclo Special Meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Whether or not you expect to attend the Cyclo Special Meeting in person, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; or (2) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Cyclo Special Meeting.

Shares Held in Street Name

If you hold your shares of Cyclo Common Stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must instruct such bank, broker or nominee on how to vote your shares if you wish to have them counted. Your bank, broker, or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Cyclo Common Stock, so you should carefully read the materials provided to you by your bank, broker or other nominee.

Please note that you may not vote shares held in street name by returning a proxy card directly to Cyclo or by voting at the Cyclo Special Meeting. If you hold your Cyclo Common Stock in street name and you do not instruct your broker on how to vote any of your shares on either of the two non-routine proposals at the Cyclo Special Meeting, your shares will not be counted toward determining whether a quorum is present and your broker will not be allowed to vote your shares. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the proposals at the Cyclo

Special Meeting. It is therefore critical that you cast your vote by instructing your bank, broker, or other nominee on how to vote. Brokers will not be able to vote on either of the proposals before the Cyclo Special Meeting unless they have received voting instructions from the beneficial owners.

For a discussion of the consequences of failing to instruct your bank, broker, or other nominee, see the sections entitled “The Cyclo Special Meeting — Abstentions and Broker Non-Votes” and “The Cyclo Special Meeting — Quorum.”

Revocability of Proxies and Changes to a Cyclo Stockholder’s Vote

If you are a holder of shares of Cyclo Common Stock as of the record date of the Cyclo Special Meeting, you may change your vote or revoke your proxy at any time prior to the taking of the vote at the Cyclo Special Meeting.

If you are a Cyclo stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to our Corporate Secretary at Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, FL 32653 prior to your shares being voted, or (3) attending the Cyclo Special Meeting in person and voting at the Cyclo Special Meeting. Attendance at the Cyclo Special Meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote in person at the Cyclo Special Meeting.

For shares of Cyclo Common Stock you hold beneficially in street name by a broker, bank, trust or other nominee, you generally may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, by attending the Cyclo Special Meeting and voting during the meeting.

Adjournments

Although it is not currently expected, the Cyclo Special Meeting may be adjourned if (i) there are insufficient votes at the time of the Cyclo Special Meeting to approve the Cyclo Merger Proposal or there are holders of insufficient shares of the Cyclo Common Stock present or represented by proxy at the Cyclo Special Meeting or any adjournment or postponement thereof to constitute a quorum; (ii) Cyclo is required to postpone or adjourn the Cyclo Special Meeting by applicable law, order or a request from the SEC; or (iii) the Cyclo Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Cyclo Special Meeting in order to give Cyclo stockholders sufficient time to evaluate any information or disclosure that Cyclo has sent to the Cyclo stockholders or otherwise made available by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of the Merger Agreement (together, the “Cyclo Adjournment or Postponement Reasons”). If a quorum is present, adjourning the Cyclo Special Meeting requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo Common Stock present in person or represented by proxy at the Cyclo Special Meeting and entitled to vote thereon. If a quorum is not present, the chairperson of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the Cyclo Special Meeting. Pursuant to Cyclo’s bylaws, the determination of stockholders entitled to notice of or to vote at the Cyclo Special Meeting will be effective for any adjournment of the meeting unless the Cyclo Board fixes a new record date for the adjourned meeting. The Cyclo Board must fix a new record date if the meeting is adjourned more than 60 days after the Cyclo Special Meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the Cyclo Special Meeting is adjourned, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Postponements

At any time prior to convening the Cyclo Special Meeting, the Cyclo Board may postpone the Cyclo Special Meeting for any of the Cyclo Adjournment or Postponement Reasons without the approval of the Cyclo stockholders. If the Cyclo Special Meeting is postponed, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use. Pursuant to Cyclo’s bylaws, the determination of stockholders entitled to notice of or to vote at the Cyclo Special Meeting will be effective for any postponement of the meeting unless the Cyclo Board fixes a new record date for the postponed meeting. The Cyclo Board must fix a new record date if the meeting is postponed more than 60 days after the original date set for the Cyclo Special Meeting.

Stockholder List

A list of Cyclo stockholders entitled to vote at the Cyclo Special Meeting will be available for inspection at Cyclo’s principal place of business, located at 6714 NW 16th Street, Suite B, Gainesville, FL 32653, at least 10 days prior to the date of the Cyclo Special Meeting and continuing through the date thereof, between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time).

Tabulation of Votes

Cyclo will appoint an inspector of election for the meeting to determine whether or not a quorum is present and to tabulate votes cast by proxy or in person at the Cyclo Special Meeting.

How You Can Reduce the Number of Copies of Cyclo’s Proxy Materials You Receive

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process is commonly referred to as “householding.”

A single set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders prior to the mailing date. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or Cyclo that you no longer wish to participate in householding.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, you may (1) notify your broker, or (2) direct your written request to: Corporate Secretary, Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, FL 32653. Stockholders who receive multiple copies of the proxy statement or annual report at their address and would like to request householding of their communications should contact their broker. In addition, Cyclo will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

Assistance

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should, if you are a Cyclo stockholder, contact Cyclo’s proxy solicitor at:

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms Please Call (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 566-1922
Email: info@okapipartners.com

Cyclo Proposal 1 — Adoption of the Merger Agreement

CYCLO PROPOSAL 1 — ADOPTION OF THE MERGER AGREEMENT

Cyclo stockholders are asked to approve the adoption of the Merger Agreement and all related transactions contemplated thereby. Cyclo stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the documents incorporated by reference herein and the Merger Agreement, for more detailed information concerning the Merger Agreement and the Cyclo Merger Proposal. For a detailed discussion of the terms of the Merger Agreement and the Merger, see the information about the Merger and the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in the section entitled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

Approval of the Cyclo Merger Proposal is a condition to completion of the Merger. If the Cyclo Merger Proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger.”

Approval of the Cyclo Merger Proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the outstanding shares of Cyclo Common Stock entitled to vote thereon. Failure to vote at the Cyclo Special Meeting or vote by proxy at the Cyclo Special Meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Cyclo Merger Proposal. Shares of Cyclo Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a Cyclo stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Cyclo Common Stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo Special Meeting and all of such shares will be voted as recommended by the Cyclo Board.

At a meeting of the Cyclo Board on August 21, 2024, the Cyclo Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (ii) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (iv) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (v) authorized and approved all other matters reasonably required to consummate the Merger.

IF YOU ARE A CYCLO STOCKHOLDER, THE CYCLO BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

Cyclo Proposal 2 — Adjournment of the Cyclo Special Meeting

CYCLO PROPOSAL 2 — ADJOURNMENT OF THE CYCLO SPECIAL MEETING

This proposal would permit the Cyclo Board to adjourn from time to time the Cyclo Special Meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Cyclo Special Meeting to approve the Cyclo Merger Proposal or if there are insufficient shares of Cyclo Common Stock present or represented by proxy at the Cyclo Special Meeting to constitute a quorum at the Cyclo Special Meeting or any adjournment or postponement thereof.

Pursuant to Cyclo’s bylaws, the determination of stockholders entitled to notice of or to vote at the Cyclo Special Meeting will be effective for any adjournment of the meeting unless the Cyclo Board fixes a new record date for the adjourned meeting. The Cyclo Board must fix a new record date if the meeting is adjourned more than 60 days after the Cyclo Special Meeting.

Approval of the Cyclo Adjournment Proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo Common Stock present in person or represented by proxy at the Cyclo Special Meeting and entitled to vote thereon. For the Cyclo Adjournment Proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Cyclo Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a Cyclo stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Cyclo Common Stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo Special Meeting and all of such shares will be voted as recommended by the Cyclo Board.

IF YOU ARE A CYCLO STOCKHOLDER, THE CYCLO BOARD RECOMMENDS
THAT YOU VOTE “FOR” THE PROPOSAL TO PERMIT THE CYCLO BOARD TO
ADJOURN THE CYCLO SPECIAL MEETING.

THE MERGER

This section and the section entitled “The Merger Agreement” describe the material aspects of the Merger, including the Merger Agreement. While Rafael and Cyclo believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. Rafael and Cyclo encourage you to read carefully this entire joint proxy statement/prospectus, including the Merger Agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the Merger.

General

Under the terms of the Merger Agreement, at the First Effective Time, First Merger Sub shall be merged with and into Cyclo, and the separate existence of First Merger Sub shall cease. As a result of the First Merger, Cyclo will continue as the surviving entity in the First Merger (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”). If the Merger is completed, Cyclo stockholders will have the right to receive, for each share of Cyclo Common Stock issued and outstanding immediately prior to the First Effective Time (other than certain excluded shares specified in the Merger Agreement) a number of shares of Cyclo Common Stock equal to the Exchange Ratio as described in more detail in the section entitled “The Merger Agreement — Merger Consideration.” No fractional shares of Rafael Class B Common Stock will be issued in connection with the Merger, and the number of shares of Rafael Class B Common Stock to be issued to Cyclo stockholders shall be rounded up to the nearest whole share. Upon completion of the Merger, it is expected that Cyclo stockholders will own approximately 22.1% of the outstanding Rafael Common Stock and approximately 12.9% of the voting power of such Rafael Common Stock because each share of Rafael Class B Common Stock is entitled to one-tenth of a vote per share as compared to each share of Rafael Class A Common Stock which is entitled to three (3) votes per share.

Following the Merger, the Surviving Entity holding Cyclo’s business will become a wholly-owned subsidiary of Rafael.

The directors and officers of the First Step Surviving Corporation immediately after the First Effective Time and the managers and officers of the Surviving Entity immediately after the First Effective Time, shall be the respective individuals listed in a schedule to the Merger Agreement (as may be amended from time to time), each to hold office in accordance with the applicable governing documents and applicable law, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

As a result of the Transactions, at the First Effective Time, each outstanding share of Cyclo Common Stock will be automatically cancelled and retired and cease to exist, and will entitle the holder to receive a number of shares of Rafael Class B Common Stock according to the Exchange Ratio. The Exchange Ratio will be based upon a price for Cyclo Common Stock of $0.95 per share and (A) the sum of (i) Rafael’s cash, cash equivalents and marketable securities, (ii) certain other assets of Rafael and (iii) the amounts loaned by Rafael to Cyclo prior to closing of the Merger, less (B) certain current liabilities of Rafael, and the number of shares of Rafael capital stock outstanding at the closing of the Merger. See “The Merger Agreement” beginning on page 78 of this joint proxy statement/prospectus. No fractional shares of Rafael Class B Common Stock will be issued in connection with the Merger and the number of shares of Rafael Class B Common Stock to be issued to Cyclo stockholders will be rounded up to the nearest whole share.

Background of the Merger

Cyclo (formerly known as Cyclodextrin Technologies Development, Inc. and CTD Holdings, Inc.) was organized as a Florida corporation on August 9, 1990, specializing in cyclodextrins. Cyclo became a public company listed on the OTC in May 1994. In 2014, Cyclo expanded into a bio-technology company that is developing cyclodextrin-based products for the treatment of neurodegenerative diseases. Cyclo was reincorporated on November 6, 2020, in the State of Nevada, and uplisted to the Nasdaq Stock Market.

Cyclo has been focused on leveraging its over three decades of experience with cyclodextrins to advance clinically de-risked programs toward approval in diseases with unmet medical needs. Its lead therapeutic asset, Trappsol® Cyclo™, is a proprietary formulation of hydroxypropyl beta cyclodextrin, and in multiple clinical studies has shown encouraging results to effectively manage the transportation of cholesterol. Taking the place of the defective NPC1 protein, Trappsol® Cyclo™, with its cyclic structure, facilitates the transport of accumulated cholesterol out of cellular lysosomes so it can be further processed and excreted out of cells. Trappsol® Cyclo™, an orphan drug designated product in the United States and Europe, is the subject of four formal clinical trials for Neimann-Pick Type C disease (“NPC”), a rare and fatal genetic disease. Cyclo is also currently conducting a Phase 2b clinical trial using Trappsol® Cyclo™ intravenously in early Alzheimer’s disease.

Rafael is a holding company with interests in clinical and early-stage pharmaceutical companies, including an investment in (and planned Merger with) Cyclo, a majority equity interest in LipoMedix, a clinical stage pharmaceutical company and a majority interest in Cornerstone, a cancer metabolism-based therapeutics company. Rafael also holds a majority interest in Rafael Medical Devices, an orthopedic-focused medical device company developing instruments to advance minimally invasive surgeries with its first product being a video endoscopic carpal tunnel release system, and a majority interest in Day Three, a company which empowers third-party manufacturers to reimagine their existing cannabis offerings enabling them to bring to market better, cleaner, more precise and predictable versions by utilizing Day Three’s technology and innovation like Unlokt™. In November 2022, Rafael resolved to curtail its early-stage development efforts, including pre-clinical research at Barer. The decision was taken to reduce spending as Rafael focuses on exploring strategic opportunities. Since then, Rafael has sought partners for programs at Farber and has entered into a license agreement for one of its technologies. Rafael’s primary focus is to expand its investment portfolio through opportunistic and strategic investments including therapeutics, which address high unmet medical needs.

Cyclo has historically needed capital to maintain its operations, continue its research and development programs, conduct clinical trials, seek regulatory approvals and manufacture and market its products. Cyclo has sought such funds through public or private equity or debt financings and other sources. For the years ended December 31, 2023 and December 31, 2022, Cyclo’s operations used approximately $16.2 million and $15.1 million, respectively, in cash. At September 30, 2024, Cyclo had a cash balance of approximately $928,000 and current liabilities of approximately $18.7 million, including approximately $12.2 million in convertible notes outstanding. Cyclo’s recent losses have predominantly resulted from research and development expenses for its Trappsol® Cyclo™ product and other general operating expenses, including personnel costs. Cyclo’s auditors, WithumSmith+Brown, PC, have indicated in their reports on Cyclo’s consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 that conditions exist that raise substantial doubt about Cyclo’s ability to continue as a going concern due to its recurring losses from operations and significant accumulated deficit. In addition, Cyclo has continued to experience negative cash flows from operations.

As part of the ongoing consideration and evaluation of Cyclo’s long-term prospects and strategies, the Cyclo Board frequently reviews with Cyclo’s management strategic and financial alternatives in light of developments in Cyclo’s business, the competitive landscape, the economy generally and financial markets, all with the goal of enhancing value for its stockholders and making a positive impact in patients’ lives. As part of this process, Cyclo’s management has engaged various investment banking firms to assist in raising capital and, from time to time, Cyclo’s management has engaged in business development and/or strategic discussions with industry participants including at industry conferences. This includes contacts with numerous companies regarding potential collaborations, licensing agreements, and partnerships, as well as a number of discussions with companies about strategic transactions. All of these parties entered into confidentiality agreements with Cyclo, none of which contained standstill provisions (“NDAs”).

On July 21, 2022, Cyclo retained Investment Bank 1 (“IBank 1”) to act as its exclusive underwriter, agent or advisor in connection with a proposed securities offering during the 90-day term of the engagement.

On July 22, 2022, a majority of the members of the Cyclo Board, certain members of Cyclo’s management team and a representative of Fox Rothschild LLP, Cyclo’s outside legal counsel (“Fox”), discussed, among other things, Cyclo’s corporate objectives for the remainder of 2022 and the engagement of IBank 1 to act as Cyclo’s exclusive underwriter, private placement agent or financial advisor in connection with a proposed securities offering. The members of the Cyclo Board present unanimously approved the designation of certain directors to act as a committee of the Cyclo Board to negotiate the terms of a proposed offering by IBank 1. The Cyclo Board additionally discussed developments and milestones relating to Trappsol® Cyclo™ for the treatment of NPC and Alzheimer’s disease, and the general downturn in the market prices of biopharmaceutical companies.

On October 4, 2022, Cyclo announced via press release the commencement of its Phase 2b study of Trappsol® Cyclo™ for the treatment of early Alzheimer’s disease, targeting the reduction of amyloid beta and tau. The announcement stated that the Phase 2b study had the regulatory and IRB approval required to commence patient enrollment, with site activation underway.

On October 11, 2022, Cyclo’s Chief Executive Officer reported to the Cyclo Board that the term of Cyclo’s engagement of IBank 1 was ending in accordance with its terms. IBank 1 had reached out to many potential investors, none of whom were interested in investing in Cyclo. Accordingly, Cyclo’s Chief Executive Officer reported that Cyclo would be engaging Investment Bank 2 (“IBank 2”) to act as its private placement agent and financial advisor in connection with a proposed PIPE transaction.

On December 18, 2022, IBank 2 released Cyclo from its engagement after it had been unable to consummate an offering of Cyclo’s securities after contacting 18 potential investors. Cyclo re-engaged with IBank 1 the following week to act as underwriter in connection with a proposed registered direct offering of Cyclo’s securities.

On December 29, 2022, the Cyclo Board signed a unanimous written consent in lieu of holding a meeting to approve the form, terms and provisions of a securities purchase agreement between Cyclo and an investor introduced to Cyclo by IBank 1 in a registered direct offering and related matters.

On December 30, 2022, a majority of the members of the Cyclo Board, Cyclo’s Chief Financial Officer, a representative of Fox and a representative of IBank 1 discussed, among other things, the closing of Cyclo’s registered direct offering and IBank 1’s role. Cyclo’s Chief Financial Officer then provided additional details on Cyclo’s financing and reported briefly on Cyclo’s plans to reduce its cash expenditures.

On December 30, 2022, Cyclo announced via press release it had entered into a definitive securities purchase agreement for the purchase and sale of 2,608,696 shares of Cyclo Common Stock (or common stock equivalents) at a purchase price of $1.61 per share of Cyclo Common Stock (or common stock equivalent) in a registered direct offering priced at-the-market under Nasdaq rules. In addition, in a concurrent private placement, Cyclo issued series A-1 warrants to purchase up to 2,608,696 shares of Cyclo Common Stock and series A-2 warrants to purchase up to 2,608,696 shares of Cyclo Common Stock. Each series of warrants had an exercise price of $1.36 per share and was exercisable on the date of issuance. The series A-1 warrants have a term of five years from the date of issuance and the series A-2 warrants have a term of three years from the date of issuance.

On January 4, 2023, Cyclo announced via press release that its abstract titled “TransportNPCTM: A Phase III Global Trial of Trappsol® Cyclo™ Administered Intravenously to Patients with Niemann-Pick Disease Type C1 (NPC1)” was accepted for poster presentation at the Society for Inherited Metabolic Disorders (SIMD) 44th Annual Meeting held March 18 – 21, 2023 in Salt Lake City, Utah.

On January 4, 2023, Cyclo announced via press release the closing of its direct offering and private placement, previously announced on December 30, 2022.

On January 10, 2023, Cyclo announced via press release that its Chief Executive Officer would present at the Virtual Investor 2023 Companies to Watch Event on Thursday, January 19, 2023.

On February 10, 2023, Cyclo entered into an unwritten business arrangement with Investment Bank 3 (“IBank 3”) to assist in identifying potential licensing, merger and other strategic opportunities outside of a financing. Cyclo was not required to pay any fees to IBank 3 unless it closed a transaction. In that event, Cyclo would be required to pay a fee to IBank 3 based on the transaction value.

On February 22, 2023, Applied Molecular Transport Inc. (“AMTI”) and Cyclo entered into a mutual confidentiality agreement. On February 27, 2023, the management teams of AMTI and Cyclo engaged in an introductory call in which Cyclo’s management presented their corporate deck including a detailed description of Trappsol® Cyclo™ and its target unmet medical need, a description of the pivotal trial design and enrollment progress.

On March 8, 2023, Cyclo sent a non-binding indication of interest to AMTI, which contemplated a merger of equals. On March 19, 2023, AMTI sent a revised draft of the Cyclo proposal to Cyclo with the equity split determined by Cyclo’s market capitalization at such time and AMTI’s estimated net cash at closing.

On March 22, 2023, the Cyclo Board met to discuss a revised letter of intent prepared by AMTI and its counterproposal to this revised letter of intent. At this meeting, the Cyclo Board also discussed other strategic opportunities being pursued by IBank 3 which included discussions with potential licensing partners and strategic partners. Furthermore, management informed the Board of its communication with an investment banking firm regarding a possible direct offering, as well as other financing arrangements that were being pursued through alternative sources.

On April 21, 2023, Cyclo announced via press release that it had closed a private placement of its securities priced at-the-market under Nasdaq rules, with a group of accredited investors that included several directors of Cyclo and members of management. IBank 3, which was never formally engaged by Cyclo, was not involved in this offering. Investors in the private placement purchased 1,562,883 shares of Cyclo Common Stock and were issued warrants to purchase 1,562,883 shares of Cyclo Common Stock. The purchase price for one share of Cyclo Common Stock and a warrant to purchase one share of Cyclo Common Stock was $0.84. The warrants have an exercise price of $0.71 and a term of seven years. The gross proceeds of the private placement were approximately $1.3 million. Cyclo stated that it intended to use the net proceeds from the financing for working capital and general corporate purposes, including in support of its Trappsol® Cyclo™ development programs.

Since October 2019, Rafael has secured the services of an independent consultant to provide consulting services to source business development opportunities in the biopharma industry. In April 2023, the consultant reached out to the CEO of Cyclo on an unsolicited basis to introduce Cyclo to Rafael. The consultant has not been, is not currently, and will not be following consummation of the Merger, a member of management of Rafael or the Surviving Entity.

On May 2, 2023, after multiple meetings between management of both companies and a thorough due diligence review, Rafael entered into a Securities Purchase Agreement (the “May Purchase Agreement”) with Cyclo. Rafael purchased from Cyclo (i) 2,514,970 shares of Cyclo Common Stock (the “Purchased Shares”) and (ii) a warrant to purchase 2,514,970 shares of Cyclo Common Stock with an exercise price of $0.71 per share (the “Cyclo Warrant”), at a combined purchase price equal to $0.835 per Purchased Share and Cyclo Warrant to purchase one share, for an aggregate purchase price of $2.1 million. The Cyclo Warrant is exercisable for a period of seven years from the date of issuance. In addition, on May 2, 2023, Cyclo informed AMTI that it was withdrawing the revised letter of intent that it had sent to AMTI on March 22, 2023.

On May 15, 2023, Cyclo received a written notice from the Nasdaq Staff notifying Cyclo that it was not in compliance with the Stockholders’ Equity Rule because its stockholders’ equity of $(438,876) as of March 31, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, was below the minimum requirement of $2.5 million. Pursuant to Nasdaq’s Listing Rules, Cyclo submitted a Compliance Plan to the Nasdaq Staff in June 2023 to request an extension to regain compliance with the Stockholders’ Equity Rule.

On May 25, 2023, the Cyclo Board met to discuss the status of its TransportNPC™ clinical trial, regulatory approvals for its Alzheimer’s trial and its financing options. The Cyclo Board also discussed its delisting notice from Nasdaq and the capital that Cyclo would be required to raise to remain in compliance with Nasdaq’s Stockholders’ Equity Rule. The Cyclo Board discussed various financing options, including a potential transaction with AMTI, a financing with a registered broker-dealer and various strategic partnerships. Cyclo’s Chief Executive Officer provided an update regarding the potential transaction with AMTI.

On June 1, 2023, the Rafael Board held a special meeting. After discussion and consideration of the advantages and disadvantages of providing additional funding to Cyclo, the Rafael Board approved the investment of an additional $5 million in Cyclo Common Stock, including full warrant coverage.

On June 12, 2023, Cyclo received an allowance of a patent from the European Office for Trappsol® Cyclo™ for Alzheimer’s disease.

IBank 3 completed its work for Cyclo in July 2023. During its unwritten engagement, IBank 3 reached out to 92 potential licensing, merger and strategic partners, none of whom expressed interest in partnering with Cyclo. The business arrangement was terminated on September 14, 2023. Such business arrangement did not result in any fees or expense reimbursement paid by Cyclo to IBank 3.

On August 1, 2023, Nasdaq notified Cyclo that based on its review of its Compliance Plan, Cyclo had been granted an extension to regain compliance with the Stockholders’ Equity Rule. Nasdaq informed Cyclo that it would continue to monitor its filings and if it did not comply with the Stockholders’ Equity Rule in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, it could be subject to delisting.

On August 1, 2023, Cyclo completed a private placement of securities in which it raised $5 million, pursuant to a securities purchase agreement with Rafael that was entered into on June 1, 2023 (“June Purchase Agreement”), which contained certain closing conditions, including approval by Cyclo’s stockholders of the share and warrant issuances in the securities purchase agreements required by Nasdaq Listing Rule 5635(b) and (d). In the private placement, Rafael purchased 4,000,000 shares of Cyclo Common Stock, and received a warrant to purchase an additional 4,000,000 shares of Cyclo Common Stock, for an aggregate purchase price of $5,000,000. The warrants have an exercise price of $1.25 per share and are exercisable until August 1, 2030. The issuance of securities to Rafael pursuant to the May Purchase Agreement and the June Purchase Agreement were approved by Cyclo’s stockholders at its Annual Meeting of Stockholders held on July 31, 2023, in accordance with Nasdaq Listing Rules. As a result of completing these financing transactions, Cyclo believed that its stockholders equity exceeded $2.5 million and that it was in compliance with the Stockholders’ Equity Rule and had complied with the Compliance Plan as of August 1, 2023.

On August 11, 2023, Cyclo’s management was a party to a call with AMTI’s management for a business update and to reengage and discuss a possible strategic transaction. On August 12, 2023, AMTI’s management transmitted a non-binding letter of intent to Cyclo.

On August 13, 2023, a majority of the members of the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and representatives of Fox discussed, among other things, an indication of intent agreement that Cyclo had received from AMTI on or about August 12, 2023 and prior negotiations that had occurred earlier in the year between Cyclo and AMTI. Cyclo agreed to a proposed ownership split of a combined company assuming AMTI would have at least $20 million in net cash at closing.

On August 15, 2023, a majority of the members of the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and representatives of Fox discussed, among other things, a revised draft indication of intent agreement that Cyclo had received from AMTI containing a counter-offer to Cyclo’s offer calling, amongst other things, for AMTI to have at least $15 million net cash at closing. Cyclo’s Chief Executive Officer provided the Cyclo Board with an update on the discussions regarding the potential merger transaction with AMTI and the terms contained in the revised indication of intent agreement. He explained that he thought that the proposed transaction would benefit Cyclo’s cash position and be helpful in allowing Cyclo to maintain its listing on Nasdaq. The Cyclo Board discussed the terms of the transaction in detail, including the positive valuation element. After such discussions, the Cyclo Board members present unanimously agreed that Cyclo would execute the indication of intent agreement, move forward with the merger transaction with AMTI and retain Fox to begin drafting the merger transaction documents.

On August 18, 2023, Cyclo entered into the revised indication of intent agreement with AMTI.

On August 19, 2023, a majority of the members of the Cyclo Board, certain members of Cyclo’s management team and representatives of Fox discussed, among other things, a draft of the proposed merger agreement for the proposed merger of Cyclo with AMTI and a presentation that outlined various aspects of the merger. The Cyclo Board members unanimously determined that the merger and the transactions contemplated thereby were fair and in the best interests of Cyclo and its stockholders and approved the merger agreement discussed at the meeting.

On October 5, 2023, Cyclo announced via press release that its Chief Executive Officer and its Chief Financial Officer would present at the 8th Annual Dawson James Conference held on October 12, 2023. Management participated in a panel presentation and in-person one-on-one meetings with qualified members of the investor community who attended the conference.

On October 20, 2023, Rafael exercised the Cyclo Warrant to purchase 2,514,970 shares of Cyclo Common Stock at an exercise price of $0.71 per share, pursuant to a Securities Purchase Agreement dated October 20, 2023, and in consideration received a new warrant to purchase an additional 2,766,467 shares of Cyclo Common Stock at an exercise price of $0.95 per share which are exercisable for a period of four years following the issuance date, for an aggregate purchase price of $1,785,629. The new warrant is subject to restrictions on exercise so that Rafael is not entitled to purchase more than 49% of the outstanding capital stock of Cyclo.

On October 23, 2023, Cyclo announced via press release that it had issued to certain accredited investors new warrants to purchase, in the aggregate, a total of 3,655,694 shares of Cyclo Common Stock in exchange for receipt of cash consideration of $2,359,584 from the exercise of existing warrants owned by such investors. Cyclo used the net proceeds from the offering for general working capital purposes.

On October 23, 2023, the Chief Executive Officer of Rafael discussed Cyclo at Rafael’s quarterly Board meeting. He told the Rafael Board that he believed that a significant equity investment in Cyclo would be consistent with Rafael’s announced business strategy given that Cyclo is a late-stage clinical biotechnology company with the potential for a future business combination or other strategic transaction.

On November 1, 2023, a majority of the members of the Cyclo Board, Cyclo’s Chief Financial Officer, a representative of WithumSmith+Brown, PC, the independent registered public accounting firm for Cyclo, and representatives of Fox discussed, among other things, Cyclo’s registration statement on Form S-4 related to Cyclo’s proposed merger with AMTI and the approval of such registration statement on Form S-4 pursuant to resolutions that had been distributed to the Cyclo Board members prior to the meeting. Cyclo’s Chief Financial Officer provided a summary of the proposed timeline for the merger with AMTI after the registration statement on Form S-4 was filed and declared effective by the SEC, including a brief discussion of the special meeting to be held in connection therewith and a required amendment to the registration statement on Form S-4 to provide updated quarterly financial statements. After such discussion, upon a motion made and seconded, the members of the Cyclo Board present unanimously approved the resolutions.

On November 21, 2023, Cyclo announced via press release that its abstract titled “TransportNPCTM: Open Phase III global trial of intravenous hydroxy-propyl-beta-cyclodextrin in patients with Niemann-Pick disease type C1 (NPC1)” was accepted for platform presentation at the 20th Annual WORLDSymposium™ on February 7, 2024 in San Diego, CA.

On November 27, 2023, Cyclo received a letter from Nasdaq stating that Cyclo was not in compliance with the Stockholders’ Equity Rule because the stockholders’ equity of Cyclo of $1,052,670 as of September 30, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, was below the minimum requirement of $2,500,000. In addition, the letter stated that Cyclo did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. The letter stated that, unless Cyclo requested an appeal of Nasdaq’s determination regarding delisting, trading of the Cyclo Common Stock and Cyclo Public Warrants would be suspended at the opening of business on December 6, 2023.

On December 4, 2023, the Cyclo Board, certain members of Cyclo’s management team and a representative of Fox discussed, among other things, updates regarding Cyclo’s clinical program, the projected clinical and regulatory timeline and key regulatory activities, Cyclo’s current financial condition and prospective financial condition following Cyclo’s merger with AMTI, Nasdaq compliance issues, potential strategic partnerships and certain sales and other financial metrics for Cyclo’s chemicals business.

On December 27, 2023, Cyclo closed the merger with AMTI in an all-stock transaction and acquired, among other thing, approximately $10.0 million in cash previously held by AMTI.

From January 8, 2024 through January, 10, 2024, Cyclo’s Chief Financial Officer and Chief Regulatory Officer & Senior Vice President of Business Development attended the Biotech Showcase in San Francisco, California where they held over 35 meetings with multiple investment banks, research analysts, institutional investors and potential strategic partners.

On January 17, 2024, prior to the hearing of Cyclo’s appeal of Nasdaq’s determination regarding delisting, Cyclo received a letter from Nasdaq informing Cyclo that its latest deficiency under the Stockholders’ Equity Rule had been cured and that Cyclo was in compliance with all applicable Nasdaq listing standards.

On January 29, 2024, Cyclo announced via press release that it received a Notice of Allowance from the United States Patent and Trademark Office (“USPTO”) regarding its U.S. Patent Application No. 17/289,137 titled, “Methods for Treating Alzheimer’s Disease.”

On February 8, 2024, the Cyclo Board, certain members of Cyclo’s management team and a representative of Fox met to discuss, among other things, Cyclo’s current financial condition as a result of the closing of Cyclo’s merger with AMTI, and to hear presentations from three investment banks discussing how they could assist Cyclo in a significant capital raise necessary to fund its operations in 2024. The Cyclo Board then discussed Cyclo’s clinical program, the projected clinical and regulatory timeline and key submissions and filing dates, and the various investment banking presentations. After such discussion, the Cyclo Board approved the engagement of Investment Bank 4 (“IBank 4”) to work on a PIPE financing for Cyclo.

On February 14, 2024, Cyclo formally engaged IBank 4 to act as a financial advisor to Cyclo to locate potential investors based on a profile including fundamental healthcare investors who invest in micro-cap companies and who could act as a lead investor in a financing transaction for Cyclo. On April 25, 2024, IBank 4 terminated its engagement with Cyclo after it had been unable to locate any investors in Cyclo after contacting 25 potential investors.

On March 11, 2024, at Rafael’s quarterly Board meeting, Rafael’s Chief Executive Officer updated the Rafael Board regarding Cyclo’s efforts to raise capital to fund its needs into 2025.

On March 14, 2024, Cyclo announced via press release that the USPTO granted U.S. Patent No. 11,925,659 titled, “Methods for Treating Alzheimer’s Disease,” with claims that cover the use of Trappsol® Cyclo™ for the prevention and treatment of early onset Alzheimer’s disease.

On April 16, 2024, Cyclo engaged Investment Bank 5 (“IBank 5”) to act as Cyclo’s exclusive placement agent in connection with its proposed private placement offering of equity or equity linked-securities necessary to fund Cyclo’s operations in 2024 and to locate potential investors based on a profile including fundamental healthcare investors who invest in micro-cap companies and who could act as a lead investor in a private placement offering for Cyclo.

On April 29, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and a representative of IBank 5 met to discuss capital plans for Cyclo. The representative of IBank 5 presented to the Cyclo Board two alternative capital plans, including a proposed private placement of Cyclo Common Stock and warrants to raise approximately $15 million and a proposed sale of approximately $9 million of Cyclo’s securities pursuant to a shelf takedown. The Cyclo Board then generally discussed these options amongst themselves and the representative of IBank 5.

On May 29, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary, a representative of Fox, and representatives of IBank 5 met to discuss, among other things, IBank 5’s recent capital raising activities for Cyclo and the state of the healthcare capital markets which was making fund raising for Cyclo difficult. The representatives of IBank 5 shared that IBank 5 planned to reach out further to investors following Cyclo’s release of news the next day with a goal of raising between $4 million and $9 million for Cyclo in either a registered direct offering or a combination registered direct and PIPE offering. The Cyclo Board then met in executive session to discuss further Cyclo’s financial options. Over the course of its engagement, IBank 5 reached out to 96 potential investors, none of whom expressed interested in investing in Cyclo. Accordingly, the parties agreed to the termination of the engagement effective May 28, 2024.

During the course of the foregoing financing efforts, Cyclo’s Chief Executive Officer conducted occasional discussions with Rafael’s Chief Executive Officer regarding Rafael’s willingness to participate in various proposed financing arrangements for Cyclo. During these conversations, Cyclo’s Chief Executive Officer and Rafael’s Chief Executive Officer discussed an outline of a potential merger transaction, whereby Rafael would acquire Cyclo in a stock for stock transaction based on an acceptable valuation for both companies, with a commitment from Rafael to provide funding to Cyclo.

On May 29, 2024, Rafael’s Chief Executive Officer reached out to Cyclo’s Chief Executive Officer to offer to fund Cyclo through the issuance of convertible promissory notes conditioned on the negotiation of a proposed acquisition transaction between the two companies. A first draft of the proposed documentation for both the note financing and acquisition transaction was sent to Cyclo by Rafael on June 4, 2024.

On May 30, 2024, Cyclo announced via press release that the last patient had been enrolled in its pivotal Phase III study, TransportNPCTM evaluating Trappsol® Cyclo™ for the treatment of systemic and neurological symptoms of NPC. Additionally, Cyclo announced it had enrolled 10 patients in its sub-study per their adopted Pediatric Investigational Plan (PIP) treating newborns to 3 years of age.

On June 6, 2024, the independent members of Cyclo’s Board, Cyclo’s Chief Financial Officer and Secretary, and a representative of Fox, met to discuss, among other things, Cyclo’s current financial condition and financial needs in the short and long term, the draft of the convertible promissory note documents received from Rafael, pursuant to which Cyclo would issue and sell a convertible promissory note in the principal amount of $2 million to Rafael in connection with Cyclo entering into a non-binding term sheet for the proposed acquisition by Rafael of the outstanding equity securities of Cyclo, and the possible alternatives to the Rafael transactions and the timeline of next steps. Cyclo objected to the proposal that the notes be secured and that there be restrictions on the activities of Cyclo during their term. Thereafter revised convertible promissory note documents deleting such proposed provisions and term sheet drafts were received from Rafael.

On June 10, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and a representative of Fox met to discuss, among other things, Cyclo’s receipt of a revised Note Purchase Agreement from Rafael, pursuant to which Cyclo would issue and sell a convertible promissory note in the principal amount of $2 million to Rafael in connection with entering into a non-binding term sheet for the proposed acquisition by Rafael of the outstanding equity securities of Cyclo, which had previously been shared with all members of the Cyclo Board. William Conkling, the Chief Executive Officer of Rafael and designee of Rafael to Cyclo’s Board and Dr. Vivien Wong, also a designee of Rafael to Cyclo’s Board, were asked to provide additional detail concerning Rafael’s intentions for Cyclo. Upon such request, Mr. Conkling explained Rafael’s interest in and intentions for Cyclo including its desire to retain the management and other employees of Cyclo to operate the Cyclo business following the closing. Mr. Conkling and Dr. Wong then left the meeting, and the directors remaining, all of whom are independent of Rafael, discussed the terms of the convertible promissory note documents, open issues and the non-binding term sheet for the acquisition of Cyclo’s equity securities by Rafael. The directors independent of Rafael then determined to approve the term sheet for the acquisition and the convertible promissory note financing.

On June 10, 2024, at the Rafael Board’s quarterly Board meeting, Rafael’s Chief Executive Officer recommended that the Rafael Board approve Rafael entering into a non-binding term sheet for the acquisition of the shares of Cyclo it does not currently own, noting the following: (1) Rafael would acquire the remaining shares of Cyclo Common Stock at a price per share of $0.95 (a discount from its then current trading price of approximately $1.30 per share); (2) the purchase of Cyclo’s shares would be made with shares of Rafael Class B Common Stock, the number of shares for which would be determined by valuing the Rafael Class B Common Stock based on cash plus cash equivalents and certain other assets at closing; and (3) estimating the number of shares of Rafael Class B Common Stock that Rafael would need to issue. The Rafael Board and its Chief Executive Officer discussed the potential advantages and the risks of Rafael entering into the non-binding term sheet described above. In addition, Rafael management recommended providing a $2 million loan to Cyclo at 5% interest for six months. The Rafael Board approved Rafael’s negotiating and entering into the non-binding term sheet to acquire all the outstanding shares of Cyclo Common Stock and providing a $2 million loan to Cyclo upon the terms discussed.

On June 10, 2024, following an update to the Cyclo Board and the Cyclo Board’s approval, Rafael and Cyclo agreed on, and executed, a final term sheet setting forth the terms for the acquisition transaction. The final proposal with Rafael was non-binding (except with respect to certain terms) and contained no exclusivity and provided that Cyclo would merge into Rafael or a subsidiary of Rafael in a stock-for-stock transaction in which Rafael would issue shares of Rafael Class B Common Stock to Cyclo stockholders based on an exchange ratio valuing the Cyclo Common Stock at $0.95 per share and Rafael at a value determined based on its cash plus cash equivalents and hedge fund holdings equal to approximately $70 million and the value of Rafael’s real estate holding, with an estimated appraised value of $4.8 million at closing, which based on current and projected figures was, at that time, expected to result in the issuance to Cyclo stockholders of shares representing approximately 21% of Rafael post-closing. The Rafael final proposal also provided that, among other things, Cyclo would be entitled to propose one director to the Rafael Board upon the closing of the transaction.

On June 11, 2024, Cyclo also entered into a Note Purchase Agreement (the “NPA”) with Rafael pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2,000,000 (the “June Note”) to Rafael. The June Note was issued with a maturity date of November 11, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The June Note may be prepaid by Cyclo in full at any time. The principal amount of the June Note is convertible into shares of Cyclo Common Stock, prior to the repayment of the June Note, at the option of Rafael; automatically if Cyclo enters into a Qualified Financing (as defined in the June Note) and at the option of Rafael if a Sale Transaction (as defined in the June Note) occurs prior to repayment of the June Note, all at the price and on the terms and conditions set forth in the

June Note. Upon the occurrence of an Event of Default (as defined in the June Note) under the June Note, including the failure of Cyclo to pay the principal or interest when due, the obligations of Cyclo under the June Note may be accelerated. Cyclo used the proceeds of the June Note for working capital and general corporate purposes.

On June 25, 2024, Cyclo announced via press release that its abstracts titled “TRANSPORTNPCTM: Phase III global trial of intravenous hydroxypropyl-beta-cyclodextrin (HPβCD) in patients three years of age or older with Niemann-Pick disease type C1 (NPC1)” and “RANSPORTNPCTM: Phase III global trial of intravenous hydroxypropyl-beta-cyclodextrin (HPβCD) in patients with Niemann-Pick disease type C1 (NPC1) — open label sub-study in patients below 3 years of age” were accepted for poster presentation at the SSIEM Annual Symposium 2024 held September 3-6, 2024 in Porto, Portugal.

On July 4, 2024, William Conkling, on behalf of Rafael, delivered the first draft of the Merger Agreement to N. Scott Fine of Cyclo. On July 15, 2024, after a Cyclo Board call, Fox distributed a revised draft of the Merger Agreement to Schwell Wimpfheimer and Associates, LLP (“SWA”), counsel to Rafael. On August 14 and 15, 2024, SWA delivered the first drafts of the Support Agreement, the Lock-Up Agreement and the Voting Agreement to Fox. Thereafter until the signing of the Merger Agreement on August 21, 2024, Cyclo’s Special Committee and Rafael’s senior management and each of their counsel negotiated and exchanged revised drafts of the Merger Agreement, the Support Agreement, the Voting Agreement and the Lock-Up Agreement.

On July 15, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and representatives of Fox met to discuss, among other things, the need for the Cyclo Board to form a special committee to review, evaluate and negotiate the sale transaction with Rafael, which special committee would not include the director designees of Rafael, members of Cyclo’s management, or Rick Strattan and Willian Shanahan. The Cyclo Board subsequently approved resolutions to, among other things, form the Special Committee of the Cyclo Board (the “Cyclo Special Committee”), consisting of Markus W. Sieger, F. Patrick Ostronic, Shawn Cross and Randall M. Toig, with Markus W. Sieger serving as the Chairman of the Cyclo Special Committee. The Cyclo Board authorized the Cyclo Special Committee to review and evaluate the sale transaction and to negotiate with Rafael and their respective advisors and representatives regarding the potential structure and terms of a sale transaction, to retain advisors including an independent financial advisor in connection therewith and to delegate and authorize appropriate officers of Cyclo to negotiate the terms of the sale transaction with Rafael. Mr. Conkling and Dr. Wong then left the meeting, at which time the remaining members of the Cyclo Board, all of whom are independent of Rafael, discussed the terms of the new convertible promissory note financing for an additional $2 million from Rafael. A representative of Fox and Cyclo’s Chief Financial Officer and Secretary provided additional details regarding the proposed financing. The directors independent of Rafael then determined to approve the financing and the transactions contemplated thereby, among other related matters. Next, the Cyclo Special Committee discussed the terms of the Merger transaction contained in the draft of the Merger Agreement prepared by counsel to Rafael and commented upon by Fox. A representative of Fox provided an overview of some of the high-level items contained in the draft Merger Agreement and related matters, including the proposed structure of the transaction as a two-step merger, the conduct of Cyclo’s business prior to the transaction’s completion, the prohibition on Cyclo soliciting other acquisition proposals upon execution of the Merger Agreement and the proposed payment of a termination fee to Rafael in the event Cyclo receives a superior offer, and a discussion ensued. The Cyclo Special Committee discussed in detail the mechanics of the proposed Exchange Ratio in the Merger Agreement and Rafael’s commitment to fund cash through completion of the 48-week interim analysis on patient data derived from Cyclo’s Phase III Clinical Trial of Trappsol® Cyclo™, as well as that Cyclo stockholders would be receiving Rafael Class B Common Stock which had limited voting power as compared to the Class A Common Stock controlled by Howard Jonas, the controlling stockholder of Rafael, and which is entitled to one-tenth (1/10) of a vote per share on all matters to be voted on by the stockholders of Rafael. In addition, the Cyclo Special Committee discussed requesting that Rafael include a contingent value right or other distribution for the benefit of Cyclo stockholders if the Surviving Entity was to receive a Priority Review Voucher (“PRV”) following the Merger or if the Surviving Entity was sold within two years of the closing of the Merger at a sale price in excess of the value being paid to Cyclo stockholders in the Merger. Further, the Cyclo Special Committee would also request that Rafael be responsible to pay those Cyclo warrant holders who elect to receive a cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock in exchange for their Cyclo warrants. The Cyclo Special Committee also determined to discuss with CS its engagement as financial advisor to the Cyclo Special Committee. A representative of Fox provided additional information regarding the treatment of Cyclo’s options and warrants and the request for lock-up agreements and voting agreements, among other matters. The Cyclo Special Committee discussed additional matters related to the proposed Merger including Cyclo’s inability to raise financing in the current challenging market on terms favorable to Cyclo and its stockholders. Finally, the Cyclo Special Committee voted to approve forwarding the draft Merger Agreement, with comments from Fox and the Cyclo Special Committee to Rafael.

On July 16, 2024, Cyclo entered into an Amended and Restated Note Purchase Agreement (the “Amended NPA”) with Rafael pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2,000,000 (the “July Note”) to Rafael. The Amended NPA amended and restated the June NPA, pursuant to which Cyclo issued and sold the June Note to Rafael. The July Note was issued with a maturity date of November 11, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The July Note may be prepaid by Cyclo in full at any time. The principal amount of the July Note is convertible into shares of Cyclo Common Stock, prior to the repayment of the July Note, at the option of Rafael; automatically if Cyclo enters into a Qualified Financing (as defined in the July Note) and at the option of Rafael if a Sale Transaction (as defined in the July Note) occurs prior to repayment of the July Note, all at the price and on the terms and conditions set forth in the July Note. Upon the occurrence of an Event of Default (as defined in the July Note) under the July Note, including the failure of Cyclo to pay the principal or interest under either the July Note or the June Note, when due, the obligations of Cyclo under the July Note and the June Note may be accelerated. Cyclo used the proceeds of the July Note for working capital and general corporate purposes.

On July 17, 2024, representatives of Cyclo and Fox on the one hand, and representatives of Rafael and SWA, Rafael’s legal counsel, on the other, held a due diligence call in which Cyclo and Fox conducted extensive due diligence of Rafael, which focused on, among other things: each of Rafael’s principal investment companies including their product candidates; its real estate holdings; its financial position; its management and employees and benefit plans; and related matters. Thereafter, representatives of Cyclo and Fox performed a detailed review of due diligence materials provided by Rafael in the virtual data room or otherwise by representatives of Rafael and sent numerous written and oral follow-up questions and requests which were addressed by representatives of Rafael.

Also on July 17, 2024, the members of the Cyclo Special Committee took action by written consent in lieu of a meeting to engage CS to provide the Cyclo Special Committee with financial advisory services related to a possible sale transaction with Rafael and to approve an engagement agreement between CS, Cyclo and the Cyclo Special Committee with respect to such matters.

On July 23, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary, Cyclo’s Interim Chief Medical Officer, Cyclo’s Chief Regulatory Officer and Senior Vice President for Business Development and three representatives of Fox, met to, among other things, hear a presentation from Cyclo’s management on recent data from its pivotal Phase III study and Cyclo’s financial projections to complete the study. Mr. Conkling updated the Cyclo Board on Rafael’s progress on the legal aspects of the proposed Merger transaction. Thereafter, the Cyclo Special Committee, Cyclo’s Chief Executive Officer, Cyclo’s Chief Financial Officer and Secretary and representatives of Fox, met to again discuss, among other things, the economics of Rafael’s Merger proposal, including the Exchange Ratio which values each share of Cyclo Common Stock at $0.95, a discount to the then current market value of the Cyclo Common Stock, and Rafael’s commitment to fund Cyclo’s Phase III Clinical Trial of Trappsol® Cyclo™ through the 48-week readout. The Cyclo Board discussed the request made to Rafael to include a contingent value right or other distribution for the benefit of the Cyclo stockholders if the Surviving Entity were to receive the PRV following the Merger or if the Surviving Entity or its assets, including its patents, were to be sold within two years of the Merger at a sale price in excess of the value being paid to Cyclo stockholders in the Merger. Cyclo’s Chief Financial Officer also reported on management’s ongoing outreach to eight potential industry partners under NDAs with Cyclo, none of which contained standstill provisions, as well as two of the investment funds introduced to Cyclo by IBank 5 to determine if they had any interest in a transaction with Cyclo.

On July 24, 2024, the Cyclo Special Committee, Cyclo’s Chief Financial Officer and Secretary, representatives of Fox and representatives of CS, met to discuss, among other things, the key economic terms of Rafael’s Merger proposal, including the Exchange Ratio and its fairness, as well as Rafael’s commitment to fund Cyclo’s Phase III Clinical Trial of Trappsol® Cyclo™ through the 48-week readout, and potential strategic alternatives of which there were none currently as well as the Special Committee’s and the Board’s fiduciary duties in connection with the proposed merger transaction.

On July 25, 2024, representatives of Cyclo and Fox on the one hand, and representatives of Rafael and SWA, on the other, held a due diligence call in which Rafael and SWA conducted extensive due diligence of Cyclo, which focused on, among other things: product candidates of Cyclo; technology platform and capabilities; capitalization and equity financings; corporate and organizational matters; suppliers, real and personal property, and related liabilities; intellectual property; financial and tax matters; FDA and other regulatory compliance; management, employees, consultants and benefit plans; any applicable commercial contracts; and privacy and data security matters.

Thereafter, representatives of Rafael and SWA performed a detailed review of due diligence materials provided by Cyclo in the virtual data room or otherwise by representatives of Cyclo and sent numerous written and oral follow-up questions and requests which were addressed by representatives of Cyclo.

On July 25, 2024, Cyclo also received from Rafael’s counsel a revised draft of the Merger Agreement with more clarity on the formula for calculating the Exchange Ratio and Rafael’s commitment to fund Cyclo’s operations through the closing and its Phase III Clinical Trial of Trappsol® Cyclo™ through the 48-week readout. Rafael rejected Cyclo’s request to include any additional consideration to Cyclo stockholders following the Merger, including as a result of the sale by the Surviving Entity of a PRV following the Merger or a sale of the Surviving Entity and/or its assets.

On July 29, 2024, Cyclo announced via press release that it received a notice from the European Patent Office of a decision to grant European patent application No. 19805439.7 titled, “Methods for Treating Alzheimer’s Disease” under European patent number 3873604B. The notice stated that mention of the decision would be published on August 21, 2024 in European Patent Bulletin 24/34 and would take effect on that date.

On July 30, 2024, the Cyclo Special Committee, Cyclo’s Chief Financial Officer and Secretary, representatives of Fox and representatives of CS, met to discuss, among other things, the financial analysis being performed by CS and the steps being taken by CS to prepare for its own outreach efforts on behalf of Cyclo of strategic alternatives to the Merger. Discussion ensued as to the timing and feasibility of CS engaging in outreach to potentially interested parties and whether Rafael would be interested in investing in Cyclo rather than acquiring Cyclo. Thereafter, a representative of Fox spoke with a representative of CS about the expanded scope of CS’ engagement to include outreach to a limited number of potential strategic acquirors.

On August 2, 2024, the Chair of the Cyclo Special Committee, a representative of Fox and representatives of CS held a call to discuss the Chair’s recent discussion with the Chief Executive Officer of Rafael who said Rafael was not interested in making an investment in Cyclo in lieu of the proposed Merger transaction but that Rafael would agree to commit $20 million to the 48 week read out study and to protect the assets of Cyclo during this 48 week period.

On August 2, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and representatives of Fox met to discuss, among other things, Cyclo’s then current financial condition, the activities of the Cyclo Special Committee and CS, Rafael’s activities in connection with the proposed Merger including the near completion of its due diligence investigation of Cyclo, the build out of its data room and the recent distribution of the second draft of the Merger Agreement, and Rafael’s commitment to fund Cyclo’s operations through the 48 week readout of its clinical trial. Mr. Conkling and Dr. Wong left the meeting, leaving the members of the Cyclo Special Committee together with their invited guests, and discussion continued regarding the Cyclo Special Committee’s understanding of the economics of the proposed Merger transaction, and outreach efforts to certain strategic partners by members of management and representatives of CS as well as certain issues in the most recent draft of the Merger Agreement.

On August 9, 2024, the Cyclo Special Committee, Cyclo’s Chief Financial Officer and Secretary, representatives of Fox met to discuss, among other things, the continuing discussions being held with industry participants under NDA with Cyclo and a new European industry participant, comments received from Rafael’s counsel on the recent markup of the Merger Agreement by Cyclo and the economic terms of the proposed Merger including the calculation of the total cash amount to be used for the Rafael valuation in the Exchange Ratio. A discussion was had regarding the value of Rafael’s real estate holdings and investments for purposes of calculating the Exchange Ratio, and the expectation to receive an appraisal with respect to the value of the real estate.

On August 13, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary and representatives of Fox met to discuss, among other things, Cyclo’s then current financial condition, the activities of the Cyclo Special Committee and CS, the near completion by Cyclo of its due diligence investigation of Rafael with everything being as anticipated, and a projected timeline for the next steps in the transaction. Mr. Conkling and Dr. Wong left the meeting, leaving the members of the Cyclo Special Committee together with their invited guests, and discussion continued regarding the economics of the proposed Merger transaction, including the liabilities that should reduce the calculation of the total cash amount to be used for the Rafael valuation in the Exchange Ratio. Cyclo’s Chief Financial Officer then discussed with the Special Committee Cyclo’s recent outreach efforts to certain strategic partners by members of management and representatives of CS as well as information concerning Cyclo’s projected financial situation.

On August 15, 2024, the Cyclo Special Committee, Cyclo’s Chief Financial Officer and Secretary, representatives of Fox and representatives of CS of met to discuss, among other things, CS’ recent outreach to industry participants as well as CS’ preliminary financial analyses.

On August 18, 2024, representatives of Fox held a call with representatives of SWA to discuss any missing information needed from either party in order to finalize the draft merger agreement for execution.

On August 20, 2024, the chair of the Cyclo Special Committee, Cyclo’s Chief Executive Officer, Cyclo’s Chief Financial Officer and Secretary and a representative of Fox held a call to discuss the few remaining issues on the most recent draft of the Merger Agreement including the treatment of Cyclo’s outstanding options and warrants and certain other issues with respect to the Exchange Ratio.

On August 20 and 21, 2024, the parties exchanged drafts of disclosure schedules to the Merger Agreement. On August 21, 2024, Cyclo received from Rafael’s counsel a substantially final draft of the Merger Agreement and an agreed upon appraisal value of the real estate to be included in calculating the Exchange Ratio. In addition, the draft Merger Agreement included Rafael’s agreement to fund Cyclo to complete its Phase III Clinical Trial of Trappsol® Cyclo™ through the 48-week readout in an amount up to $25 million, including the loans committed to be made to Cyclo through the closing of the Merger.

On August 21, 2024, the Cyclo Special Committee, Cyclo’s Chief Financial Officer and Secretary, representatives of Fox and representatives of CS met to discuss, among other things, a clarifying change made to the one of the terms used in the Merger Agreement and the status of CS’ recent outreach to industry participants, none of whom expressed interest in a collaboration or other transaction with Cyclo at this time. Representatives of CS then reviewed with the Cyclo Special Committee CS’ financial analyses and rendered to the committee CS’ oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 21, 2024, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, conditions described, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion and other matters set forth in its written opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair from a financial point of view to the unaffiliated stockholders of Cyclo. For purposes of CS’s opinion and underlying financial analyses, CS assumed, at Cyclo’s direction, that the Exchange Ratio would be 0.3179 based on Cyclo’s best estimate of the Exchange Ratio as of the date CS prepared its opinion using the information available to it at the time. Cyclo and Rafael calculated the Exchange Ratio on a different date with updated information for use in this joint proxy statement/prospectus. Given the changing nature of the variables making up the Exchange Ratio, the final Exchange Ratio will not be known until closing of the Merger. Thereafter, Cyclo’s Chief Financial Officer reported that none of the industry participants to whom he had been speaking showed any interest in an investment or other transaction with Cyclo at this time. The representatives of CS then left the meeting. Thereafter, the Special Committee found that the Merger Agreement, the related documents and the transactions contemplated thereby are advisable and fair and in the best interests of Cyclo and its unaffiliated stockholders and recommended that the Cyclo Board (i) approve and adopt the Merger Agreement and the related documents in the forms presented to the Cyclo Special Committee, with such changes as such committee, the Cyclo Board and the officers of Cyclo tasked with negotiating the foregoing may see fit, and (ii) approve the transactions contemplated

On August 21, 2024, the Cyclo Board, Cyclo’s Chief Financial Officer and Secretary, representatives of Fox and representatives of CS met to discuss, among other things, the recommendation of the Cyclo Special Committee, as described in further detail below, and, for the reasons described under “The Merger-Recommendation of the Cyclo Special Committee and Cyclo Board and Cyclo’s Reasons for the Merger,” the Cyclo Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (ii) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (iv) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approved the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (v) authorized and approved all other matters reasonably required to consummate the Merger.

On August 21, 2024, the Rafael Board, Rafael’s Chief Executive Officer and representatives of SWA met in a special meeting of Rafael’s Board to discuss the material terms of the proposed Merger Agreement. At the meeting, Mr. Conkling reminded the Board that, since Rafael terminated its merger agreement with Cornerstone Pharmaceuticals in February 2022, Rafael had sought to develop a lead asset rather than continue to make small investments in other companies. Mr. Conkling stated that merging with Cyclo would be a major step forward in executing on Rafael’s strategy to invest in, develop and commercialize clinical stage assets, in an area of high unmet medical need with respect to a drug currently being studied for the treatment of NPC. Mr. Conkling noted to the Rafael Board that Cyclo had fully enrolled in a late-stage, Phase III clinical trial with its lead asset — Trappsol® Cyclo™ — for the treatment of NPC, and Mr. Conkling noted that a 48-week interim analysis of the drug’s efficacy and safety is estimated to take place in the middle of 2025. Mr. Conkling stated that, if the acquisition transaction with Cyclo is consummated, Rafael intends to focus its efforts on Trappsol® Cyclo™ as its lead clinical program.

Mr. Conkling discussed the material terms of the acquisition transaction including, among other things, the following: (i) Rafael would acquire the remaining shares of Cyclo Comon Stock at $0.95 per share (representing a discount for Rafael from the current share price of Cyclo Common Stock), paid in the form of Rafael Class B Common Stock; (ii) in determining the number of shares of Rafael Class B Common Stock to be issued, Rafael would be valued at cash plus cash equivalents and hedge fund holdings equal to approximately $70 million and the value of Rafael’s real estate holding, with an estimated appraised value of $4.8 million at closing, less Rafael’s current liabilities; (iii) Rafael would commit to total funding to Cyclo (including amounts already funded as debt) of up to $25 million through Cyclo’s 48-week interim analysis on patient data derived from Cyclo’s Phase III Clinical Trial of Trappsol® CycloTM; (iv) Rafael would issue options to purchase shares of Rafael Class B Common Stock to holders of compensatory options to purchase Cyclo Common Stock in exchange for those options based on the same Exchange Ratio and exercise prices proportional to those for the Cyclo options (many of which would be “out of the money” at the time of closing); (vii) Rafael would issue warrants to purchase shares of Rafael Class B Common Stock to holders of Cyclo warrants to purchase Cyclo Common Stock on the same Exchange Ratio and exercise prices proportional to those for the Cyclo warrants (many of which would be “out of the money” at the time of closing); (viii) Rafael would issue Rafael Public Warrants to purchase Rafael Class B Common Stock in exchange for Cyclo Public Warrants that would be registered with the SEC as well as the shares of Rafael Class B Common Stock underlying such Rafael Public Warrants; and (ix) the cash out of some Cyclo warrants the holders of which have the right to elect to receive cash payment in an amount equal to the Black Scholes Value of the unexercised portion of their warrants on the closing of the transaction which would be paid by Rafael.

The Rafael Board approved the Merger Agreement and determined that it was advisable and in the best interests of Rafael and its stockholders to approve the issuance of shares of Rafael Class B Common Stock in exchange for shares of Cyclo Common Stock in connection with the Merger.

On August 21, 2024, Cyclo’s Chief Executive Officer, Cyclo’s Chief Financial Officer and Secretary, Rafael’s Chief Executive Officer and other officers of Rafael, representatives of Fox and representatives of SWA met to discuss, amongst other things, the exchange of signature pages and the finalization of draft SEC filings.

On August 21, 2024, the parties executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement. Further, on August 21, 2024, Cyclo entered into a Second Amended and Restated Note Purchase Agreement (the “Second Amended NPA”) with Rafael, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3,000,000 (the “August Note”) to Rafael which was approved by written consent of the Cyclo Board on such date. The Second Amended NPA amended and restated the Amended NPA, pursuant to which Cyclo issued and sold the July Note to Rafael. The August Note was issued with a maturity date of December 21, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The August Note may be prepaid by Cyclo in full at any time. The principal amount of the August Note is convertible into shares of Cyclo Common Stock prior to the repayment of the August Note, at the option of Rafael (provided, however, that Rafael may not elect to convert the June Note, July Note or August Note if, following such conversion, Rafael will beneficially own more than 49.9% of the Cyclo Common Stock); automatically if Cyclo enters into a Qualified Financing (as defined in the August Note) and at the option of Rafael if a Sale Transaction (as defined in the August Note) occurs prior to repayment of the August Note, all at the price and on the terms and conditions set forth in the August Note. Upon the occurrence of an Event of Default (as defined in the August Note) under the August Note, including the failure of Cyclo to pay the principal or interest under either the June Note, the July Note or the August Note, when due, the obligations of Cyclo under the June Note, the July Note and the August Note may be accelerated. Cyclo used the proceeds of the August Note for working capital and general corporate purposes.

On August 22, 2024, Cyclo and Rafael each filed a Current Report on Form 8-K providing a summary of certain key terms of the Merger Agreement and the related transactions including the Second Amended NPA and the August Note.

On September 5, 2024, Cyclo announced via press release the presentation of positive preliminary data from its ongoing pivotal Phase III study, TransportNPC™ and sub-study evaluating Trappsol® Cyclo™ for the treatment of NPC. The data was presented in two poster presentations at the SSIEM Annual Symposium 2024 held September 3-6, 2024 in Porto, Portugal.

Following the signing of the Merger Agreement and in accordance with the terms thereof, on September 9, 2024, Cyclo entered into a Third Amended and Restated Note Purchase Agreement (the “Third Amended NPA”) with Rafael pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3,000,000 (the “September Note”) to Rafael. The Third Amended NPA amended and restated the Second Amended NPA, pursuant to which Cyclo issued and sold the August Note to Rafael which was approved by written consent of the Cyclo Board on September 5, 2024. The September Note was issued with a maturity date of December 21, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The September Note may be prepaid by Cyclo in full at any time. The principal amount of the September Note is convertible into shares of Cyclo Common Stock prior to the repayment of the September Note, at the option of Rafael; automatically if Cyclo enters into a Qualified Financing (as defined in the September Note) and at the option of Rafael if a Sale Transaction (as defined in the September Note) occurs prior to repayment of the September Note, all at the price and on the terms and conditions set forth in the September Note. Upon the occurrence of an Event of Default (as defined in the September Note) under the September Note, including the failure of Cyclo to pay the principal or interest under either the September Note, the June Note, the July Note or the August Note, when due, the obligations of Cyclo under the September Note, the June Note, the July Note and the August Note may be accelerated. Cyclo intends to use the proceeds of the September Note for working capital and general corporate purposes.

On October 4, 2024, Cyclo received two letters from Nasdaq stating that Cyclo was not in compliance with (1) Nasdaq Listing Rule 5550(a)(2) for failing to maintain a closing bid price of no less than $1.00 per share for 30 consecutive trading days, (2) the Stockholders’ Equity Rule because the stockholders’ equity of Cyclo of $(5,122,748) as of June 30, 2024, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024, was below the minimum requirement of $2,500,000, (3) Nasdaq Listing Rule 5550(b)(2) for failing to maintain a minimum Market Value of Listed Securities of $35 million, and (4) Nasdaq Listing Rule 5550(b)(3) for failing to maintain net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. Cyclo has until April 2, 2025 to regain compliance with the Nasdaq Listing Rules.

On October 8, 2024, Cyclo entered into a Fourth Amended and Restated Note Purchase Agreement (the “Fourth Amended NPA”) with Rafael pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3,000,000 (the “October Note”) to Rafael. The Fourth Amended NPA amended and restated the Third Amended NPA, pursuant to which Cyclo issued and sold the September Note to Rafael which was approved by written consent of the Cyclo Board on October 8, 2024. The October Note was issued with a maturity date of December 21, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The October Note may be prepaid by Cyclo in full at any time. The principal amount of the October Note is convertible into shares of Cyclo Common Stock prior to the repayment of the October Note, at the option of Rafael; automatically if Cyclo enters into a Qualified Financing (as defined in the October Note) and at the option of Rafael if a Sale Transaction (as defined in the October Note) occurs prior to repayment of the October Note, all at the price and on the terms and conditions set forth in the October Note. Upon the occurrence of an Event of Default (as defined in the October Note) under the October Note, including the failure of Cyclo to pay the principal or interest under either the October Note, the June Note, the July Note, the August Note or the September Note when due, the obligations of Cyclo under the October Note, the June Note, the July Note, the August Note and the September Note may be accelerated. Cyclo intends to use the proceeds of the October Note for working capital and general corporate purposes.

On November 7, 2024, Cyclo entered into a Fifth Amended and Restated Note Purchase Agreement (the “Fifth Amended NPA”) with Rafael pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2,000,000 (the “November Note”) to Rafael. The Fifth Amended NPA amends and restates the Fourth Amended NPA, pursuant to which Cyclo issued and sold the October Note to Rafael which was approved by written consent of the Cyclo Board on November 7, 2024. The November Note was issued with a maturity date of December 21, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The November Note may be prepaid by Cyclo in full at any time. The principal amount of the November Note is convertible into shares of Cyclo Common Stock prior to the repayment of the November Note, at the option of Rafael; automatically if Cyclo enters into a Qualified Financing (as defined in the November Note) and at the option of Rafael if a Sale Transaction (as defined in the November Note) occurs prior to repayment of the November Note (provided, however, that if the Sale Transaction occurs pursuant to the Merger Agreement, the outstanding principal balance of the November Note, together with any accrued and unpaid interest thereon, shall be discharged in full and Cyclo will not be required to make any further payments to Rafael pursuant to the terms thereof), all at the price and on the terms and conditions set forth in the November Note. Upon the occurrence of an Event of Default (as defined in the November Note) under the November Note, including the failure of Cyclo to pay the principal or interest under the November Note, the June Note, the July Note, the August Note, the September Note or the October Note when due, the obligations of Cyclo under the November Note, the June Note, the July Note, the August Note, the September Note and the October Note may be accelerated. The Company intends to use the proceeds of the November Note for working capital and general corporate purposes.

On December 5, 2024, Cyclo entered into a Sixth Amended and Restated Note Purchase Agreement (the “Sixth Amended NPA”) with Rafael, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $1,000,000.00 (the “December Note”) to Rafael. The Sixth Amended APA amends and restates the Fifth Amended NPA, pursuant to which Cyclo issued and sold the November Note to Rafael which was approved by written consent of the Cyclo Board on December 4, 2024. The December Note was issued with a maturity date of December 21, 2024 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The December Note may be prepaid by Cyclo in full at any time. The principal amount of the December Note is convertible into shares of Cyclo Common Stock prior to the repayment of the December Note, at the option of Rafael; automatically if Cyclo enters into a Qualified Financing (as defined in the December Note) and at the option of Rafael if a Sale Transaction (as defined in the December Note) occurs prior to repayment of the December Note (provided, however, that if the Sale Transaction occurs pursuant to the Merger Agreement, the outstanding principal balance of the December Note, together with any accrued and unpaid interest thereon, shall be discharged in full and Cyclo will not be required to make any further payments to Rafael pursuant to the terms thereof), all at the price and on the terms and conditions set forth in the December Note. Upon the occurrence of an Event of Default (as defined in the December Note) under the December Note, including the failure of Cyclo to pay the principal or interest under the December Note, the June Note, the July Note, the August Note, the September Note, the October Note or the November Note when due, the obligations of Cyclo under the December Note, the June Note, the July Note, the August Note, the September Note, the October Note and the November Note (collectively, the “Cyclo Convertible Notes”) may be accelerated. The Company intends to use the proceeds of the December Note for working capital and general corporate purposes.

On December 21, 2024, Rafael entered into an Amendment to Convertible Promissory Notes whereby the maturity date of each of the Cyclo Convertible Notes was amended to be February 15, 2025.

On December 23, 2024, Rafael exercised its discretionary conversion option under the Cyclo Convertible Notes, converting $2.5 million in outstanding principal amount of the Cyclo Convertible Note III, issued on August 21, 2024, into 3,968,254 shares of Cyclo Common Stock (the “Conversion”) at a conversion price of $0.63 per share, which was the closing price of Cyclo Common Stock on The NASDAQ Capital Market on December 20, 2024, the trading date immediately preceding the date of the Conversion. Following the Conversion, Rafael’s ownership increased to 12,998,194 shares, representing 39.5% ownership, of outstanding Cyclo Common Stock.

On January 3, 2025, Rafael entered into a Seventh Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3 million (the “Cyclo Convertible Note VIII”) to Rafael. The Cyclo Convertible Note VIII was issued with a maturity date of February 15, 2025 (which was subsequently amended to mature on March 31, 2025) and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note VIII is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On January 10, 2025, Cyclo received a letter from The Nasdaq Stock Market (“Nasdaq”) stating that Cyclo was not in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G) for continued listing because it had not yet held an annual meeting of shareholders within twelve months of the end of Cyclo’s fiscal year end. Pursuant to the Nasdaq Listing Rules, Cyclo has 45 calendar days (until February 24, 2025) to submit a plan to regain compliance with the Nasdaq Listing Rules, and if the plan is accepted, Nasdaq may grant Cyclo an exception of up to 180 calendar days (until June 30, 2025) to regain compliance with the Nasdaq Listing Rules.

On February 4, 2025, Rafael entered into an Amendment to Convertible Promissory Notes whereby the maturity date of each of the Cyclo Convertible Notes was amended to be March 31, 2025.

On February 4, 2025, Rafael entered into an Eighth Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2 million (the “Cyclo Convertible Note IX”) to Rafael. The Cyclo Convertible Note IX was issued with a maturity date of March 31, 2025 and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note IX is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

Cyclo anticipates further funding from Rafael on a monthly basis through the consummation of the Merger in such amounts as may be necessary for Cyclo to operate its business and pay its debts and obligations as they become due, provided Cyclo is not in active discussions regarding an Acquisition Proposal (as defined in the Merger Agreement) and is being operated in a manner consistent with the terms of the Merger Agreement and the financial forecast previously shared with Rafael.

Recommendation of the Cyclo Special Committee and Cyclo Board and Cyclo’s Reasons for the Merger

Upon the recommendation of the Cyclo Special Committee, the Cyclo Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair and in the best interests of Cyclo and its stockholders, (ii) approved and adopted, pursuant to Section 92A.120 of the Nevada Revised Statutes, the Merger Agreement and the transactions contemplated thereby, (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Cyclo’s stockholders at a meeting of Cyclo’s stockholders, (iv) subject to the terms and conditions of the Merger Agreement, recommended that Cyclo’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (v) authorized and approved all other matters reasonably required to consummate the Merger.

The Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo Merger Proposal and, if necessary, “FOR” the Cyclo Adjournment Proposal.

In evaluating the Merger Agreement and the Merger, the Cyclo Special Committee and the Cyclo Board held numerous meetings and consulted with Cyclo’s management and financial, accounting and legal advisors and considered a number of positive factors in favor of the Merger, including but not limited to the following (not necessarily in order of relative importance):

•        Aggregate Value of Merger Consideration —

•        the Cyclo Special Committee’s and the Cyclo Board’s belief, as a result of arm’s length negotiations with Rafael and taking into account Cyclo’s inability to raise financing on terms favorable to Cyclo, and the Cyclo Special Committee’s and the Cyclo Board’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Cyclo on a historical and prospective basis, that (i) Cyclo and its representatives negotiated the most favorable Exchange Ratio that Rafael was willing to agree to, (ii) measured against the longer-term execution risks described below, the Exchange Ratio reflects a fair and favorable price for shares of Cyclo Common Stock and (iii) the terms of the Merger Agreement include the most favorable terms to Cyclo in the aggregate to which Rafael was willing to agree, and which provide a high level of closing certainty;

•        the fact that the Exchange Ratio is based upon a price for Cyclo Common Stock of $.95 per share and the sum of (i) Rafael’s cash, cash equivalents and marketable securities; (ii) certain other assets of Rafael; and (iii) the amounts loaned by Rafael to Cyclo prior to closing of the Merger and the number of shares of Rafael capital stock outstanding at the closing of the Merger;

•        Opinion — the Cyclo Special Committee considered the financial analysis reviewed by representatives of CS with the Cyclo Special Committee, and the oral opinion of CS to the Cyclo Special Committee (which was confirmed in writing by delivery of CS’ written opinion dated August 21, 2024), with respect to the fairness, from a financial point of view, to the unaffiliated stockholders of the Exchange Ratio in the Merger pursuant to the Merger Agreement, as of August 21, 2024, based upon and subject to the assumptions made, procedures followed, conditions described, matters considered, and qualifications and limitations on the scope of review undertaken and other matters considered by CS in preparing its opinion. See “The Merger — Opinion of Financial Advisor to the Cyclo Special Committee.”

•        Commitment to Fund Cyclo — the Cyclo Special Committee in making its recommendation to Cyclo’s Board considered that Rafael agreed to fund Cyclo through the consummation of the Merger in such amounts as may be necessary for Cyclo to operate its business and pay its debts and obligations as they become due, and to fund the surviving entity up to a maximum amount when added to the pre-signing debt funding of $25 million in order for Cyclo to complete the 48-week interim analysis on patient data derived from the Phase III Pivotal Trial of Trappsol® Cyclo™ for NPC for the benefit of the patients and their families. The Cyclo Special Committee and the Cyclo Board believes that Rafael’s commitment of the cash necessary to fund Cyclo through the 48 week read out of the results from the Phase III Clinical Trial of Trappsol® Cyclo™ effectively increases the Exchange Ratio;

•        Participation in Rafael — the Cyclo Special Committee’s and the Cyclo Board’s belief, based in part on a diligence and analysis process conducted by Cyclo’s management and reviewed with the Cyclo Special Committee and the Cyclo Board, that with respect to Cyclo’s product pipeline and the potential market opportunity for Cyclo’s products including Cyclo’s lead therapeutic asset, Trappsol® CycloTM, that Cyclo’s product candidates represent a sizeable potential market opportunity, and may create value for the stockholders of Rafael and an opportunity for Cyclo’s stockholders to participate in the potential growth of Rafael;

•        Standalone Consideration — the Cyclo Board’s belief that maintaining Cyclo as an independent stand-alone company involved significant risk, taking into account Cyclo’s business, operational and financial status and prospects, including its cash position, and the need to raise significant additional financing for the continued development of its clinical product candidates including its lead candidate, Trappsol® CycloTM, in a volatile market;

•        Results of Market Check — the Merger was the result of a comprehensive market check. The Cyclo Special Committee and the Cyclo Board considered that Cyclo had diligently endeavored but had not been able to, and does not expect to be able to, access any sources of equity or debt financing on terms beneficial to Cyclo or the unaffiliated stockholders other than additional financing from Rafael in connection with its acquisition of Cyclo. Further, the Cyclo Special Committee and the Cyclo Board considered that, at Cyclo’s direction, representatives of Cyclo management as well as representatives of CS, which was engaged by the Cyclo Special Committee to perform a limited market outreach, affirmatively contacted a number of companies concerning their interest in a potential strategic transaction with Cyclo. See the section entitled “The Merger — Background of the Merger” for further information about the market check. The Cyclo Special Committee and the Cyclo Board considered the nature of the engagement by each of these potential parties and that, of these potential parties, only Rafael made a proposal for an acquisition of Cyclo;

•        Favorable Value — the Cyclo Board’s belief, after a thorough market check and discussions with Cyclo’s management and legal counsel, that the Merger is more favorable to Cyclo’s stockholders than the potential value that might have resulted from other strategic or financing options available to Cyclo;

•        Potential Strategic Benefits —

•        the Cyclo Special Committee’s and the Cyclo Board’s belief that Rafael will be able to use its combined resources to achieve development milestones for Cyclo’s lead therapeutic asset, Trappsol® CycloTM; and

•        the expected cash resources of Rafael, including a cash runway into the second half of 2025 by which time the results of the 48-week interim analysis on patient data derived from the Phase III Clinical Trial of Trappsol® Cyclo™ should be received.

The Cyclo Special Committee and the Cyclo Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risk, including the following:

•        the fact that the Exchange Ratio will not fluctuate based upon changes in the stock price of Cyclo or Rafael prior to the completion of the Merger and provides certainty to Cyclo’s stockholders as to their pro forma ownership of approximately 22.1% of Rafael, on a fully diluted basis, and approximately 12.9% of the voting power, following completion of the Merger;

•        the limited number and nature of the conditions to Cyclo’s and Rafael’s obligations to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the potential that the Merger will be consummated on a timely basis;

•        Cyclo’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;

•        the Cyclo Board’s ability, under certain circumstances involving a Superior Proposal, to withdraw or modify its recommendation that Cyclo stockholders vote in favor of the adoption of the Merger Agreement;

•        the reasonableness of the potential termination fee of $400,000, or reimbursement of certain transaction expenses of up to $250,000, which could become payable by Cyclo if the Merger Agreement is terminated in certain circumstances;

•        the expectation that the Merger would qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended; and

•        the belief that the terms of the Merger Agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstance.

The Cyclo Special Committee and the Cyclo Board also considered a variety of risks and other potentially negative factors, including, among other risks and factors, the following (not necessarily in order of relative importance):

•        the possible volatility of the trading price of Cyclo Common Stock and Rafael Class B Common Stock resulting from the announcement, pendency or completion of the Merger;

•        the risk that the Merger might not be consummated in a timely manner or at all, including the risks that Cyclo would have incurred substantial transaction and opportunity costs and that Cyclo’s business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects;

•        the agreement by Rafael to provide additional debt financing to Cyclo through the consummation of the Merger subject to certain limitations;

•        the restrictions the Merger Agreement imposes on Cyclo’s ability to solicit competing proposals;

•        the fact that Cyclo may be obligated to pay a termination fee of $400,000 or to reimburse Rafael in an amount up to $250,000 for certain transaction expenses if the Merger Agreement is terminated in certain circumstances and the possibility that the termination fee or reimbursement obligations could potentially deter third parties from proposing an alternative transaction that may be more advantageous to Cyclo’s stockholders;

•        the potential of disruptive stockholder litigation following announcement of the Merger;

•        the early-stage clinical data of Trappsol® CycloTM, Cyclo’s lead therapeutic asset, which, in the future, may not be successfully developed into products that are marketed and sold;

•        the significant costs involved in connection with entering into the Merger Agreement and completing the Merger and the substantial time and effort of management required to consummate the Merger, including costs associated with potential related litigation;

•        the risk that Rafael may determine not to fund development of Cyclo’s product candidates after the 48-week interim analysis on patient data derived from the Phase III Clinical Trial of Trappsol® Cyclo™ to upcoming value inflection points;

•        the substantial dilution to Cyclo stockholders as a result of the Merger and the future potential dilution that may occur, including the fact that former Cyclo stockholders will have less influence over the management and policies of Rafael then they have over the management and policies of Cyclo; and

•        various other risks associated with the Merger, including the risks described in the section entitled “Risk Factors” in this joint proxy statement/prospectus and in Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2023.

In view of the factors considered in connection with its evaluation of the proposed Merger and the complexity of these matters, the Cyclo Special Committee and the Cyclo Board did not find it practicable to, and did not, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed Merger and the Merger Agreement and to make its recommendation to its stockholders. In addition, individual members of the Cyclo Special Committee and the Cyclo Board may have given differing weights to different factors. In reaching its determination to approve the proposed Merger and the Merger Agreement, the Cyclo Special Committee and the Cyclo Board conducted an overall review of the factors described above, including through thorough discussions with its management and outside legal and financial advisor. The Cyclo Special Committee and the Cyclo Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger.

The Cyclo Special Committee made its recommendation to the Cyclo Board and the Cyclo Board made its recommendation to stockholders based on the totality of information presented to, and the investigation conducted by, the Cyclo Special Committee and the Cyclo Board. The explanation of the factors and other information presented in this section may contain forward-looking statements and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus.

Certain Unaudited Financial Projections of Cyclo

As a matter of course, neither Cyclo nor Rafael publicly discloses long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with the Cyclo Special Committee’s and the Board’s evaluation of the Merger, Cyclo’s management prepared internal financial projections regarding Cyclo (collectively, the “Cyclo Projections”), solely for use by CS in connection with the rendering of its opinion and performing its related financial analyses, as described below under “The Merger — Opinion of Financial Advisor to the Cyclo Special Committee.”

The inclusion of the Cyclo Projections below should not be deemed an admission or representation by Cyclo, Rafael or CS, or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such Cyclo Projections. The Cyclo Projections are not included to influence your views on the Merger described in this joint proxy statement/prospectus but solely to provide stockholders access to certain information that was provided to Cyclo’s financial advisor, CS, to assist with its opinion and underlying financial analyses as described in the section entitled “The Merger — Opinion of Financial Advisor to the Cyclo Special Committee.” The information from the Cyclo Projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Cyclo and Rafael in this joint proxy statement/prospectus or incorporated herein by reference.

The Cyclo Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, or GAAP. Cyclo’s independent registered public accounting firm, WithumSmith+Brown, PC, has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial information and, accordingly, WithumSmith+Brown, PC does not express an opinion or any other form of assurance with respect thereto. CohnReznick LLP, the independent registered public accounting firm of Rafael has not audited, reviewed, compiled, examined, or performed any procedures with respect to the Cyclo Projections included herein. Accordingly, neither the independent registered public accounting firm of Cyclo or Rafael nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus.

The Cyclo Projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Cyclo believes that its assumptions were, at the time the projections were prepared, reasonable, all financial projections are inherently uncertain, and Cyclo expects that differences will exist between actual and projected results. Although presented with numerical specificity, the Cyclo Projections reflect numerous variables, estimates, and assumptions made by Cyclo’s management at the time they were prepared, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Cyclo and Rafael’s control. In addition, the Cyclo Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the Cyclo Projections will prove accurate or that any of the Cyclo Projections will be realized.

The Cyclo Projections are subject to various risks, including, among others, the ability of Cyclo (or the Surviving Entity) to successfully develop and commercialize its product candidates, the effect of future regulatory or legislative actions on Cyclo and the industry in which it operates, the potential impact of the announcement or completion of the Merger on relationships with customers, providers, vendors, competitors, management and other employees, potential liability resulting from pending or future litigation, and the uncertainties, costs and risks involved in Cyclo’s (or the Surviving Entity’s) operations. As a result, there can be no assurance that any of the Cyclo’s Projections accurately reflect future trends or accurately estimate the future market for Cyclo’s product or product candidates. There also can be no assurance that Cyclo will obtain the regulatory approvals necessary for the commercialization of its products or product candidates, or that Cyclo’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Cyclo may market or commercialize.

The Cyclo Projections include total sales, gross profit and earnings before interest, taxes, depreciation and amortization, or EBITDA. EBITDA is a financial performance measures that is not calculated in accordance with GAAP (a “non-GAAP financial measure”). Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from similarly titled non-GAAP financial measures used by other companies. It is not feasible for Cyclo to prepare an EBITDA to GAAP measure reconciliation. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Financial measures included in forecasts provided to a financial advisor and Cyclo’s Special Committee in connection with a business combination transaction, such as the Cyclo Projections, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Cyclo Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by CS or the Cyclo Board or the Cyclo Special Committee. Accordingly, no reconciliation of the financial measures included in the Cyclo Projections is provided in this joint proxy statement/prospectus.

The Cyclo Projections are subject to many risks and uncertainties, and you are urged to review the section entitled “Risk Factors” for a description of risk factors relating to the Merger. You should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Cyclo Projections.

The inclusion of the Cyclo Projections herein should not be regarded as an indication that Cyclo, Rafael, CS, or any of their respective affiliates or representatives considered or consider the Cyclo Projections to be necessarily indicative of actual future events, and the Cyclo Projections should not be relied upon as such. The Cyclo Projections do not take into account any circumstances or events occurring after the dates they were prepared. Cyclo, Rafael and the Surviving Entity do not intend to, and disclaim any obligation to, update, correct, or otherwise revise the Cyclo Projections to reflect circumstances existing or arising after the date the Cyclo Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the Cyclo Projections are shown to be in error. Furthermore, the Cyclo Projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the Cyclo Projections.

Certain Unaudited Financial Projections Regarding Cyclo Used in Connection with the CS Opinion

The Cyclo Projections assume, among other things: the development and commercialization of Trappsol® Cyclo™ in Niemann-Pick Type C1 (NPC1) only, and the following probability of success, or POS, assumptions (i) 80% phase 3 to BLA; (ii) 80% BLA to approval and (iii) 64% cumulative POS.

CYCLO THERAPEAUTICS INC.
PROFIT AND LOSS

	Total est. 2025	Total est. 2026	Total est. 2027	Total est. 2028	Total est. 2029	Total est. 2030	Total est. 2031	Total est. 2032	Total est. 2033	Total est. 2034	Total est. 2035	Total est. 2036
Total Sales	$1.2	$43.1	$85.9	$99.7	$116.9	$188.2	$195.8	$202.8	$137.3	$137.2	$137.2	$137.2
Gross Profit	$1.1	$38.7	$81.7	$94.7	$110.5	$180.1	$187.7	$194.7	$130.6	$130.6	$130.6	$130.6
Gross Profit Margin (%)	92%	90%	95%	95%	95%	96%	96%	96%	95%	95%	95%	95%
EBITDA	$(17.2)	$10.3	$38.5	$35.1	$36.0	$101.1	$104.3	$106.7	$37.5	$32.1	$26.2	$19.9

Opinion of Financial Advisor to the Cyclo Special Committee

At a meeting of the Cyclo Special Committee held on August 21, 2024, CS rendered to the Cyclo Special Committee its oral opinion, which was subsequently confirmed in writing by delivery of CS’ written opinion dated the same date, to the effect that, as of August 21, 2024, and based upon and subject to the assumptions made, procedures followed, conditions described, matters considered and qualifications and limitations on the scope of review undertaken by CS in rendering its opinion and as set forth in the written opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the unaffiliated stockholders of Cyclo.

The summary of CS’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CS in preparing its opinion. However, neither CS’ written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitutes advice or a recommendation to the Cyclo Special Committee or any security holder as to how to act or vote with respect to any matter relating to the proposed Merger or otherwise. The opinion was addressed to the Cyclo Special Committee for the use and benefit of the members of the Cyclo Special Committee (in their capacities as such) in connection with the Cyclo Special Committee’s evaluation of the Merger. CS’ opinion was just one of the several factors the Cyclo Special Committee took into account in making its determination to approve the Merger.

CS’ opinion only addressed whether, as of the date of the opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the unaffiliated stockholders and did not address any other terms, aspects, or implications of the Merger or the Merger Agreement including, without limitation, (i) any term or aspect of the Merger that was not susceptible to financial analyses, (ii) the fairness of the Merger, or all or any portion of the Exchange Ratio, to any other security holders of Cyclo, Rafael or any other person or any creditors or other constituencies of Cyclo, Rafael or any other person, (iii) the appropriate capital structure of Cyclo or Rafael or whether Cyclo or Rafael should be issuing debt or equity securities or a combination of both in the Merger, (iv) any capital raising or financing transaction contemplated by Cyclo or Rafael, or (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio in the Merger pursuant to the Merger Agreement, or otherwise. CS did not express any opinion as to what the value of shares of Rafael’s Class B Common Stock actually will be when issued to the unaffiliated stockholders pursuant to the Merger or the prices at which shares of Cyclo’s common stock or Rafael’s Class B Common Stock may trade, be purchased or sold at any time.

For purposes of CS’ analyses and opinion, CS, at the Cyclo Special Committee’s direction, assumed that the Exchange Ratio would be 0.3179x. Further, CS noted that, for purposes of its analysis and opinion, CS did not rely upon a comparison of the financial and operating performance of Rafael with that of companies with publicly traded equity securities that CS deemed relevant, because CS did not identify companies with publicly traded securities that CS deemed sufficiently similar to Rafael for such purposes. In addition, the Cyclo Special Committee advised CS that long-term forecasts reflecting Rafael management’s best currently available estimates and judgments with respect to the future financial performance of Rafael were not available. Accordingly, the Cyclo Special Committee directed CS to assume, for purposes of CS’ analysis and opinion, that Rafael’s recent trading prices of Rafael Class B Common

Stock and the estimated value of Rafael Class B Common Stock utilized in the Exchange Ratio calculation based on the net cash value of the Rafael provided a reasonable basis on which to evaluate shares of Rafael Class B Common Stock, Rafael, and the merger consideration.

CS’ opinion did not address the relative merits of the Merger as compared to any alternative transaction or business strategy that may have existed for Cyclo, or the merits of the underlying decision by the Cyclo Special Committee to engage in or consummate the Merger. The financial and other terms of the Merger were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from CS and accordingly CS relied upon discussions with the senior management of Cyclo with respect to the availability and consequences of alternatives to the Merger other than the limited market outreach the Cyclo Special Committee directed CS to engage in. Consequently, CS assumed, based on discussions with the senior management of Cyclo, that the terms of the Merger were the most beneficial terms from Cyclo’s perspective that could have been under the circumstances negotiated among the parties to the Merger, and no opinion was expressed whether any alternative transaction might produce consideration for Cyclo or the unaffiliated stockholders in an amount in excess of the merger consideration. Other than the limited market outreach, CS was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Merger, the securities, assets, businesses or operations of Cyclo, Rafael or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Cyclo Special Committee, the Cyclo Board or any other party with respect to alternatives to the Merger.

CS’ analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, CS did not assume any obligation to update, review, or reaffirm its opinion to the Cyclo Special Committee or any other person or otherwise to comment on or consider events occurring or coming to CS’ attention after the date of the opinion.

In arriving at its opinion, CS made such reviews, analyses, and inquiries as CS deemed necessary and appropriate under the circumstances. Among other things, CS:

•        Reviewed a draft, dated August 20, 2024, of the Merger Agreement.

•        Reviewed certain publicly available financial information and other data with respect to Cyclo and Rafael that CS deemed relevant.

•        Reviewed certain other information and data with respect to Cyclo made available to CS by Cyclo, including financial projections with respect to the future financial performance of Cyclo for the years ending December 31, 2024, through December 31, 2036 prepared by management of Cyclo (the “projections”) and other internal financial information furnished to CS by or on behalf of Cyclo.

•        Considered and compared the financial and operating performance of Cyclo with that of companies with publicly traded equity securities that CS deemed relevant.

•        Considered the publicly available financial terms of certain transactions that CS deemed relevant.

•        Considered Cyclo’s adjusted net book value.

•        Reviewed a certificate addressed to CS from senior management of Cyclo which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, CS by or on behalf of Cyclo.

•        Discussed the business, operations, and prospects of Cyclo and Rafael and the proposed Merger with Cyclo’s and Rafael’s management and certain of Cyclo’s and Rafael’s representatives.

•        Conducted such other analyses and inquiries, and considered such other information and factors, as CS deemed appropriate.

In arriving at its opinion, CS, with the Cyclo Special Committee’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to CS or available from public sources, and CS further relied upon the assurances of Cyclo’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. CS also relied upon, without independent verification, the assessments of the management of Cyclo as to Cyclo’s existing and future technology, products, projects, and services (including, without limitation, the development, testing, marketing, and life of such technology, products, projects, and services), and CS assumed, at the Cyclo Special Committee’s direction, that there would be no developments with respect to any such matters that would adversely affect CS’ analysis or its opinion. CS is not a legal, tax, accounting, environmental, or regulatory advisor and, CS did not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to Cyclo, Rafael, the Merger, or otherwise. CS understood and assumed that Cyclo had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals, that such advice is sound and reasonable and that Cyclo had acted or would act in accordance therewith.

Management of Cyclo advised CS that (i) the entire amount of the principal and interest under the amended and restated note purchase agreement with Rafael, dated July 16, 2024, is due and payable on November 11, 2024, (ii) Cyclo did not have sufficient funds to repay such amount and maintain capital adequate for its ongoing operations, (iii) Cyclo will require substantial additional capital to operate on a standalone basis in accordance with Cyclo business plan underlying the projections, and (iv) Cyclo had not been able to, and does not expect to be able to, access any sources of equity or debt financing on terms beneficial to Cyclo or the unaffiliated stockholders other than additional financing from Rafael.

CS assumed at the Cyclo Special Committee’s direction that the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Cyclo with respect to the future financial performance of Cyclo and that such information provided a reasonable basis upon which to analyze and evaluate Cyclo and form an opinion. CS expressed no view with respect to the projections or the assumptions on which they were based. CS did not evaluate the solvency or creditworthiness of Cyclo, Rafael or any other party to the Merger, the fair value of Cyclo, Rafael or any of their respective assets or liabilities, or whether Cyclo or Rafael or any other party to the Merger was paying or receiving reasonably equivalent value in the Merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did CS evaluate, in any way, the ability of Cyclo, Rafael or any other party to the Merger to pay its obligations when they come due. CS did not physically inspect Cyclo’s or Rafael’s properties or facilities and have not made or obtained any evaluations or appraisals of Cyclo’s or Rafael’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). CS did not attempt to confirm whether Cyclo and Rafael have good title to their respective assets. CS’ role in reviewing any information was limited solely to performing such reviews as CS deemed necessary to support its own advice and analysis and was not on behalf of the Cyclo Special Committee, the Cyclo Board, Cyclo, or any other party.

CS assumed, with the Cyclo Special Committee’s consent, that the Merger would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Cyclo or the Merger. CS also assumed, with the Cyclo Special Committee’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the draft copy CS reviewed and that the Merger would be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to CS’ analyses or opinion. Without limitation to the foregoing, with the Cyclo Special Committee’s consent, CS further assumed that any adjustments to the Exchange Ratio in accordance with the Merger Agreement or otherwise would not be material to CS’ analyses or opinion. CS also assumed that the representations and warranties of the parties to the Merger Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Merger Agreement. CS offered no opinion as to the contractual terms of the Merger Agreement or the potential that the conditions to the consummation of the Merger set forth in the Merger Agreement would be satisfied. CS further assumed that for U.S. federal income tax purposes the Merger would qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

In connection with preparing its opinion, CS performed a variety of financial analyses. The following is a summary of the material financial analyses performed by CS in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither CS’ opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, CS assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, CS did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, CS believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by CS in preparing the opinion.

The multiple ranges and implied value reference ranges indicated by CS’ analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, CS’ analyses are inherently subject to substantial uncertainty. The type and amount of consideration payable in the Merger were determined through negotiation between Cyclo and Rafael, and the decision to enter into the Merger was solely that of the Cyclo Special Committee and Cyclo Board.

The following summary of the material financial analyses performed by CS in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses CS performed. The order of the analyses does not represent relative importance or weight given to those analyses by CS.

For purposes of its analyses, CS reviewed a number of financial and operating metrics, including the following:

•        Enterprise Value — generally refers to the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the amount of cash on its balance sheet).

•        Adjusted Enterprise Value — generally refers to the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the excess of cash on its balance sheet over the relevant company’s LTM EBITDA losses, if any).

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of August 20, 2024, (2) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration paid in the selected transactions, (3) estimates of future financial performance of Cyclo were based on the projections, (4) estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies, and (5) the adjusted net book value analysis was based on estimates proved by company management.

Risk-Adjusted Net Present Value Analysis

CS performed a risk-adjusted net present value analysis of Cyclo by calculating the estimated net present value of the risk-adjusted free cash flows of Cyclo based on the projections. In performing this analysis, CS calculated an implied equity value per share range for Cyclo’s common stock by:

•        discounting to present value at discount rates ranging from 22% to 26% the projected free cash flows of Cyclo through December 31, 2036, which were selected based on CS’ professional judgment, which indicated an implied enterprise value range of approximately $48.8 million to approximately $62.2 million.

•        adding Cyclo’s pro-forma cash of approximately $3.1 million plus $37.2 million net cash from an assumed capital raise required to fund the projections. The assumed capital raise provided by company management assumed a $40 million raise issued at $0.86 per unit with each unit containing one share and two warrants each exercisable at $0.86.

•        deducting the $1.9 million estimated change of control warrant obligation as provided by company management.

•        which indicated an implied equity value range of approximately $87.2 million to approximately $100.6 million.

•        dividing the implied equity value range by approximately 90.5 million and approximately 97.3 million, respectively, which represented the range of company’s fully diluted common stock outstanding based on the treasury stock method taking into account in-the-money options, warrants and convertible securities at the implied equity value per share and the expected dilution from the assumed capital raise.

This analysis indicated an implied value reference range per share of company common stock of $0.96 to $1.03.

Selected Companies Analysis

CS considered certain financial and operating data for Cyclo and selected companies with publicly traded equity securities CS deemed relevant. The selected companies identified below focused on orphan or rare indications with lead assets that were Phase II to Phase III stage and excluded those that were focused on cell or gene therapy, oncology, ophthalmology, dermatology, psychiatric and infectious diseases and with market capitalization greater than $15 million and less than $600 million. In addition, CS included Zevra Therapeutics, Inc., which although had lead products at stages greater than Phase III, were included as it was the only public company with a lead product focused on NPC. The financial and operating data reviewed included market value, enterprise value, and adjusted enterprise value. The selected companies with publicly traded equity securities, their relevant financial metrics and the resulting high, mean, median, 1st quartile, and low financial data were:

(Dollars in Thousands)	Market Value	Enterprise Value	Adjusted Enterprise Value
Companies
Fulcrum Therapeutics, Inc.	$587,815	$314,037	$344,917
Zevra Therapeutics, Inc.	399,369	352,039	422,868
Inozyme Pharma, Inc.	313,672	214,481	306,585
Rezolute, Inc.	245,796	103,674	165,195
MediciNova, Inc.	60,817	16,480	26,277
Reneo Pharmaceuticals, Inc.	52,818	(23,856)	37,201
Quince Therapeutics, Inc.	26,400	(19,211)	9,918
Abliva AB	25,803	18,896	25,833
Chemomab Therapeutics Ltd.	26,668	2,241	22,699
(Dollars in Thousands)	Market Value	Enterprise Value	Adjusted Enterprise Value
All Companies
High	$587,815	$352,039	$422,868
Mean	193,240	108,753	151,277
Median	60,817	18,896	37,201
1st Quartile	26,668	2,241	25,833
Low	25,803	(23,856)	9,918

In performing this analysis, CS calculated an implied equity value per share range for the Cyclo Common Stock by:

•        utilizing a range of adjusted enterprise value based on the 1st quartile and median of the selected companies which indicated an implied enterprise value range of approximately $25.8 million to approximately $37.2 million.

•        deducting the $4.0 million obligation under the amended and restated note purchase agreement when calculating the low value.

•        deducting the $1.9 million estimated change of control warrant obligation as provided by company management.

This analysis indicated an implied an implied equity value range of $19.9 million to $35.3 million, which, after dividing the implied equity value range by 28.8 million and 33.6 million, respectively, which represented the range of company’s fully diluted common stock outstanding based on the treasury stock method taking into account in-the-money options, warrants and convertible securities at the implied equity value per share, indicated an implied value reference range per share of company common stock of $0.69 to $1.05.

None of the selected companies have characteristics identical to Cyclo. An analysis of selected publicly traded companies is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

CS considered certain financial data for Cyclo and the financial terms of the following business transactions CS deemed relevant. The selected transactions identified below were announced after January 1, 2020 and focused on orphan or rare indications with lead assets that were Phase II to Phase III stage and excluded those that were focused on cell or gene therapy, oncology, ophthalmology, dermatology, and infectious diseases or with a transaction value greater than $1 billion. In addition, CS included 3 additional transactions for target companies with a lead product focused on NPC that were announced after March 1, 2017 (of which two were acquired in bankruptcy proceedings). The financial data reviewed included upfront consideration, milestone consideration and total consideration. The selected transactions, their relevant financial metrics and the resulting high, mean, median, 1st quartile, and low financial data were ($ in thousands):

Target/Acquiror (Date)	Up Front Consideration	Milestone Consideration	Total
Rare/Orphan Disease Transactions
Epygenix Therapeutics, Inc./Harmony Biosciences Holdings, Inc. (Apr-24)	$35,000	$645,000	$680,000
Taysha Gene Therapies/ Investor (Pal B Manning) (Aug-23)	96,374	—	96,374
Zynerba Pharmaceuticals, Inc./ Harmony Biosciences Holdings, Inc. (Aug-23)	60,000	140,000	200,000
EryDel SpA/ Quince Therapeutics, Inc. (Jul-23)	11,455	485,000	496,4554
Versantis AG/Genfit SA (Sep-22)	41,458	67,369	108,826
GeneTx Biotherapeutics LLC/Ultragenyx Pharmaceutical Inc. (Jul-22)	75,000	115,000	190,000
Orphan Technologies Ltd./Travere Therapeutics, Inc. (Oct-20)	90,000	427,000	517,000
Rare Thyroid Therapeutics International AB/ Egetis Therapeutics AB (Oct-20)	365,744	—	365,744
GenKyoTex S.A./ Calliditas Therapeutics AB (Aug-20)	23,012	64,000	87,012
Censa Pharmaceuticals Inc./PTC Therapeutics, Inc. (May-20)	539,800	—	539,800
Naia Pharmaceuticals, Inc./RDD Pharma Ltd (Apr-20)	4,962	80,424	85,386
Niemann Pick Type C Transactions
Orphazyme A/S (Bankruptcy)/Zevra Therapeutics, Inc. (May-22)	18,000	—	18,000
VTS-270 (Vtesse) (Bankruptcy)/Mandos, LLC (May-21)	1,762	102,000	103,762
Vtesse, Inc./Sucampo Pharmaceuticals, Inc. (Mar-17)	200,000	—	200,000

CS calculated the following multiples with respect to the selected transactions:

(Dollars in Thousands)	Up Front Consideration	Milestone Consideration	Total
All Transactions
High	$539,800	$645,000	$680,000
Mean	111,612	151,542	263,454
Median	50,729	73,896	195,000
1st Quartile	16,364	—	94,034
Low	1,762	—	18,000

In performing this analysis, CS calculated an implied equity value per share range for Cyclo Common Stock by:

•        utilizing a range of enterprise value based on the 1st quartile and the mean of the three most recent orphan and the most recent NPC transaction of the selected transactions up-front consideration which indicated an implied enterprise value range of approximately $16.4 million to approximately $52.3 million.

•        deducting the $4.0 million obligation under the amended and restated note purchase agreement when calculating the low value.

•        deducting the $1.9 million estimated change of control warrant obligation as provided by company management.

This analysis indicated an implied equity value range of $10.5 million to $50.4 million, which, after dividing the implied equity value range by 28.8 million and 35.2 million, respectively, which represented the range of company’s fully diluted common stock outstanding based on the treasury stock method, indicated an implied value reference range per share of company common stock of $0.36 to $1.43.

None of the target companies or transactions in the selected transactions have characteristics identical to Cyclo or the proposed Merger. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Adjusted Book Value Analysis

CS considered Cyclo’s adjusted book value assuming a sale of its clinical assets and chemical business and liquidation of all remaining assets. The estimated assumptions were provided by company management and included estimated clinical cash expenses and selling expenses incurred during the process.

The adjusted book value analysis indicated an implied value reference range per share of company common stock of $0.00 to $0.30.

Implied Exchange Ratio Reference Ranges

As directed by the Cyclo Special Committee, CS utilized an implied value range for Rafael of between $1.68 based on its one-year VWAP and $2.99 based on the estimated net cash value per share.

CS calculated implied Exchange Ratio reference ranges by comparing the low end of the per share value reference ranges indicated for Cyclo and the high end of the per share value reference range indicated for Rafael and comparing the high end of the per share value reference ranges indicated for Cyclo and the low end of the per share value reference range indicated for Rafael.

This analysis indicated the following implied Exchange Ratio reference ranges:

Risk-adjusted net present value analysis	0.3212x to 0.6131x
Selected companies analysis	0.2309x to 0.6250x
Selected transaction analysis	0.1205x to 0.8512x
Adjusted book value analysis	0.0000x to 0.1760x

In each case as compared to the assumed Exchange Ratio of 0.3179x.

Other Matters

The Cyclo Special Committee selected CS as its financial advisor based on CS’ qualifications, experience and reputation. As part of its investment banking business, CS regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. CS is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. CS was paid $75,000 for its financial advisory services and $150,000 upon rendering its opinion, no portion of which is contingent upon the completion of the Merger. In addition, Cyclo agreed to reimburse CS for certain expenses incurred by it in connection with its engagement and to indemnify CS and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. Other than this engagement, CS has not been engaged by either Cyclo or Rafael in the last two years for which CS has received any fees. In accordance with CS’ policies and procedures, a fairness committee was not required to, and did not, approve the issuance of the opinion. CS consented to the inclusion of its opinion in its entirety in this joint proxy statement/prospectus.

Rafael Recommendation and Reasons for the Transactions

At a meeting held on August 21, 2024, the Rafael Board met by teleconference to review the Merger. The Rafael Board (i) determined that it was fair to and in the best interests of Rafael and its stockholders for Rafael to enter into the Merger Agreement, (ii) declared the Merger Agreement and the transactions contemplated thereby advisable, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and of certain ancillary agreements thereto agreement, (iv) resolved to recommend approval of the following: (A) the issuance of shares of Rafael Class B Common Stock, (B) the creation of Rafael Public Warrants, (C) the issuance of warrants and options to holders of Cyclo warrants and options, (D) the registration of the Rafael Class B Common Stock, Rafael Public Warrants, and Rafael Class B Common Stock underlying the Rafael Public Warrants, and (E) the listing of the shares of Rafael Class B Common Stock and Rafael Public Warrants on NYSE, and (v) directed that the issuance of the Rafael Class B Common Stock in the Merger be submitted for approval to the holders of shares of Rafael Common Stock.

Reasons for Recommendation

In the course of reaching its recommendation, the Rafael Board considered the following material factors relating to the Merger Agreement and the Merger, each of which the Rafael Board believes supported its decision:

•        The attractiveness of Cyclo’s business prospects and the clinical stage of its lead candidate;

•        The encouraging results from earlier stages of clinical trials for Trappsol® CycloTM;

•        The high unmet need that Trappsol® Cyclo™ is intended to address;

•        The potential to earn a priority review voucher from the FDA which could provide substantial value to the Rafael stockholders;

•        The fact that Rafael is already a significant stockholder and noteholder of Cyclo and the potential to maximize the value of that stake;

•        The belief that merged companies are expected to have greater opportunities to generate value for its stockholders after the Merger;

•        The time and cost to arrive at a definitive potential value generating event at Cyclo is more favorable than other alternatives reasonably available to Rafael to generate such value; and

•        The fact that, the Merger was not expected to result in a change of control of Rafael.

The Rafael Board considered these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the Transactions, including:

•        The risks related to the realization of value from the Cyclo assets, including its principal candidate;

•        Potential difficulties in completing the Merger transaction based on, among other things, the potential disruption associated with the Merger and acquiring a wholly-owned subsidiary;

•        The challenges inherent in the management and operation of Cyclo following the Merger, including the risk that integration costs may be greater than anticipated and may require greater than anticipated management attention and focus post-closing;

•        The possibility that the anticipated benefits of the Merger may not be realized, recognizing the many challenges to be faced by Cyclo;

•        The possibility that the consummation of the Merger might not occur, or might be delayed, despite the companies’ efforts, including by reason of a failure to obtain the Cyclo Stockholder Approval;

•        The risks and costs to Rafael in connection with the Merger following the closing, including the risks and costs associated with the potential employee attrition and the potential effect on business and supplier relationships;

•        The potential that the application of the Exchange Ratio and the elements in its determination could result in Cyclo stockholders receiving a greater percentage of outstanding Rafael Class B Common Stock than anticipated;

•        Assuming the consummation of the Merger, the dilution to Rafael stockholders due to the issuance of the Rafael Class B Common Stock in the Merger; and

•        Various other risks associated with the Merger and the businesses of Rafael, Cyclo and the operations of the merger companies described in “Risk Factors” beginning on page 9 of this joint proxy statement/prospectus.

The foregoing discussion of the factors considered by the Rafael Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Rafael Board. In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Rafael Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Rafael Board considered all these factors as a whole, including through discussions with, and questioning of, Rafael’s management and outside legal counsel, and, overall, considered these factors to be favorable to, and to support, its determination.

The Rafael Board concluded that the potentially negative factors associated with the Transactions were outweighed by the potential benefits that it expected Rafael stockholders would receive as a result of the Transactions, including the belief of the Rafael Board that the Transactions would maximize the value of Rafael’s existing stake in Cyclo and of the Rafael Common Stock.

Interests of Certain Persons in the Transactions

Rafael

In considering the recommendation of the Rafael Board, you should be aware that certain directors and executive officers of Rafael may have interests in the Merger that may be different from, or in addition to, the interests of Rafael stockholders generally. The Rafael Board was aware of, and considered, these interests, among other matters, in evaluating and approving the Merger Agreement and the Merger and in recommending to Rafael stockholders that the Merger be approved. Specifically:

•        Effective at the Closing, William Conkling will be appointed as the sole director of the Surviving Entity;

•        William Conkling holds 50,230 shares of Cyclo Common Stock and vested options to purchase 22,262 shares of Cyclo Common Stock representing approximately 0.2% of the issued and outstanding shares of Cyclo Common Stock;

These interests are described in further detail in “Risk Factors — Executive officers and directors of Rafael may have interests in the Merger that are different from, or in addition to, the rights of its stockholders.” beginning on page 11 of this joint proxy statement/prospectus.

Cyclo

Certain Cyclo Board members and executive officers may be deemed to have interests in the Merger that are in addition to, or different from, the interests of other Cyclo stockholders generally. The Cyclo Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement and in making the recommendation that Cyclo stockholders approve the Merger Agreement. These potential interests include:

•        William Conkling, a director of Cyclo, serves as Rafael’s Chief Executive Officer, and pursuant to the terms of that certain Securities Purchase Agreement, dated June 1, 2023, by and between Rafael and Cyclo, Mr. Conkling and Vivien Wong, also a director of Cyclo, were appointed to the Cyclo Board as Rafael’s designees, and therefore each of Mr. Conkling and Ms. Wong are interested party principles (as defined in Section 78.140 of the Nevada Revised Statutes) with respect to the transactions contemplated by the Merger Agreement;

•        Mr. Conkling holds 50,230 shares of Cyclo Common Stock and vested options to purchase 22,262 shares of Cyclo Common Stock but disclaims beneficial ownership of the Cyclo Common Stock owned by Rafael representing approximately 0.2% of the issued and outstanding shares of Cyclo Common Stock;

•        Dr. Wong holds 39,713 shares of Cyclo Common Stock and vested options to purchase 22,262 shares of Cyclo Common Stock but disclaims beneficial ownership of the Cyclo Common Stock owned by Rafael representing approximately 0.1% of the issued and outstanding shares of Cyclo Common Stock;

•        continued indemnification in favor of the current and former directors and officers of Cyclo, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance;

•        in connection with the Merger, each Cyclo option and Cyclo warrant held by Cyclo Board members and executive officers will receive the treatment described in the section entitled “The Merger Agreement — Treatment of Cyclo Equity Awards” of this joint proxy statement/prospectus;

•        As a condition to the Closing of the Merger, the executive officers of Cyclo will be entering into employment agreements with the Surviving Entity on similar terms as those contained in their current employment agreements with Cyclo described below; and

•        Effective at the Closing, Markus W. Sieger will be appointed as a director of Rafael.

Existing Cyclo Executive Employment Agreements

On February 28, 2022, Cyclo entered into employment agreements with each of N. Scott Fine, its Chief Executive Officer, Michael Lisjak, its Chief Regulatory Officer and Senior Vice President for Business Development, and Joshua M. Fine, its Chief Financial Officer. These employment agreements include the following material terms:

•        N. Scott Fine is paid an initial base salary of $540,750, Michael Lisjak is paid an initial base salary of $342,990 and Joshua Fine is paid an initial base salary of $335,780.

•        Each executive is eligible to receive an annual raise in his base salary targeted at 3%, in addition to any additional increase approved by Cyclo.

•        Each employment agreement is for a two year term, subject to automatic renewal for successive one-year periods unless either party provides notice of non-renewal prior to the then end of the term.

•        N. Scott Fine is entitled to an annual cash bonus targeted at 50% of his base salary, Michael Lisjak is entitled to an annual cash bonus targeted at 35% of his base salary, and Joshua Fine is entitled to an annual cash bonus targeted at 40% of his base salary.

•        N. Scott Fine is entitled to receive an annual stock option grant targeted at 0.89% of Cyclo’s outstanding shares on the date of grant, and Michael Lisjak and Joshua Fine are each entitled to receive an annual stock option grant targeted at 0.37% of Cyclo’s outstanding shares on the date of grant. All options will be exercisable for a ten-year period commencing on the date of grant, shall have an exercise price equal to the closing price of the Cyclo Common Stock on the date of grant, and vest in 48 equal monthly installments over a four-year period following the grant date.

•        In the event of a termination of the executive’s employment by Cyclo without cause, the executive will be entitled to receive unpaid base salary computed on a pro rata basis to the termination date and any other benefits as required by applicable law (collectively, “Accrued Amounts”). In addition, the executive will receive (i) an amount equal to his annual salary, as in effect on the termination date payable for a period of one year on the same terms and frequency as his base salary was paid prior to termination, (ii) reimbursement for all COBRA expenses for the twelve month period following the termination, which will reimbursed on a monthly basis and (iii) any bonus payments earned by the executive, but not paid prior to the termination date (collectively, the “Severance Payments”) (collectively, the Accrued Amounts, plus the Severance Payments shall be referred to as the “Severance Benefits”). In addition, if the CEO is terminated without cause, all unvested equity awards granted to the CEO will automatically be accelerated on the termination date. In addition, if the employment of the executive officers is terminated by Cyclo without “cause” within 12 months following a change in control (as defined in the agreement), then in addition to the Severance Benefits, each executive is also eligible to receive full acceleration of any unvested equity awards that were awarded to the executive.

•        Upon the termination N. Scott Fine’s employment by Cyclo other than for Cause absent a Change of Control, all unvested stock options that would have vested within 12 months following such termination will immediately vest.

•        Each executive is subject to confidentiality, non-compete, non-solicitation and work-for-hire provisions.

The Merger Agreement provides that the Surviving Entity shall have entered into written employment agreements with each of the executive officers of Cyclo and certain other persons. On January 30, 2025, Cyclo entered into Amended and Restated Employment Agreements with each of N. Scott Fine, Joshua Fine, Jeffrey Tate, Kevin Strattan, Edward Tumaian, and Michael Lisjak that will become effective between those individuals and the Surviving Entity. The terms of those agreements are similar to the current employment agreements between each such individual and Cyclo, with the following changes. Regardless of the expiration of the terms of the current agreements, each of the new employment agreements has a term of two years from the closing of the Merger. The base cash compensation reflects a raise of 2% for Scott Fine and 4% for each of the other individuals from the current levels. The cash bonus targets remain the same, but are at the discretion of the Board of Managers of the Surviving Entity and may be subject to achievement of financial performance targets of the Company and/or personal performance targets, as established by the Board, and the employees will receive a prorated portion of their 2024 target bonuses (as set forth in the current agreements) upon closing of the Merger. The new employment agreements do not have specific amounts or targets for annual equity grants, and any such grants will be made as part of Rafael’s annual compensation determination process. Severance payments are substantially the same as under the current agreements with the addition that, in addition to the criteria in the current agreements, severance will also be payable on a termination by the individual for Good Reason (as defined in the new employment agreements).

Closing of the Merger

Pending the receipt of all required Rafael and Cyclo stockholder approvals, the closing of the Merger is expected to occur in the first quarter of calendar 2025.

Regulatory Approvals

Neither Rafael nor Cyclo is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Ownership of Rafael Post-Merger

Upon completion of the Merger, it is expected that Cyclo stockholders will own approximately 22.1% of the outstanding Rafael Class B Common Stock and approximately 12.9% of the voting power of the Rafael Common Stock because each share of Rafael Class B Common Stock is entitled to one-tenth of a vote per share as compared to each share of Rafael Class A Common Stock which is entitled to three (3) votes per share.

Accounting Treatment

The Merger is expected to be accounted for as a business combination pursuant to ASC 805, where Rafael is the acquirer and the assets and liabilities of Cyclo are preliminarily measured and recognized based on their estimated fair values as of the date of the acquisition. The fair value measurements utilize estimates based on key assumptions as of the Closing Date, including historical and current market data.

Listing of Rafael Class B Common Stock; Delisting and Deregistration of Cyclo Common Stock After the Merger

Rafael’s Class B Common Stock is currently traded on the NYSE under the symbol “RFL”. It is a closing condition that the shares of Rafael Class B Common Stock to be issued in the Merger pursuant to the Merger Agreement and the Rafael Public Warrants issued in exchange for the Cyclo Public Warrants, and the Rafael Class B Common Stock underlying the Rafael Public Warrants are approved for listing on the NYSE. The Cyclo Common Stock is currently traded on Nasdaq under the symbol “CYTH” while the Cyclo Public Warrants are currently traded on Nasdaq under the symbol “CYTHW”. In addition, following the consummation of the Merger, the Cyclo Common Stock and Cyclo Public Warrants will be delisted from Nasdaq, deregistered under the Exchange Act and cease to be publicly traded, and Cyclo will no longer be required to file periodic reports with the SEC.

Nevada Anti-Takeover Provision

Section 78.438 of the Nevada Revised Statutes (“NRS”) prohibits a publicly held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last two years has owned 10% of the outstanding voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, or falls within certain exemptions under the NRS. Cyclo has complied with this provision.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A hereto and incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The following summary describes certain material provisions of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Rafael and Cyclo encourage you to carefully read the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the legal document that governs the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Rafael and Cyclo contained in this joint proxy statement/prospectus or in Rafael’s or Cyclo’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Cyclo and Rafael contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Rafaell, Merger Subs and Cyclo were qualified and subject to important limitations agreed to by Cyclo, Merger Subs and Rafael in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. In addition, the representations, warranties and covenants in the Merger Agreement are qualified by information contained in confidential disclosure schedules exchanged by Rafael and Cyclo in connection with their execution of the Merger Agreement, which confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, and covenants set forth in the Merger Agreement.

Structure of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Nevada Revised Statutes, as amended, at the First Effective Time, First Merger Sub, a wholly-owned subsidiary of Rafael and a party to the Merger Agreement, will merge with and into Cyclo, and the separate corporate existence of First Merger Sub will cease, and Cyclo will survive as a wholly-owned subsidiary of Rafael. At the Second Effective Time, Cyclo will merge with and into Second Merger Sub, and the separate corporate existence of Cyclo will cease, and Second Merger Sub will survive as a wholly-owned subsidiary of Rafael, and will conduct the business of Cyclo under the name Cyclo Therapeutics, LLC.

Completion and Effectiveness of the Merger

The First Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Nevada or such later date specified in such certificate of merger. The Second Merger will become effective upon filing of a certificate of merger with the Secretary of State of Nevada or such later date as specified in such certificate of merger. The closing of the Merger will take place via electronic exchange of documents and closing deliverables required by the Merger Agreement no later than the third business day following the day on which the conditions to the Merger set forth in the Merger Agreement and described in this joint proxy statement/prospectus

(except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) have been satisfied or waived in accordance with the Merger Agreement, or such other time or place as Rafael and Cyclo mutually agree in writing.

Although Rafael and Cyclo currently expect the Merger to be completed by late-2024 (in the event Cyclo stockholders adopt the Merger Agreement and Rafael stockholders approve the issuance of the Rafael Class B Common Stock), neither Cyclo nor Rafael can specify when, or make any assurances that, Cyclo and Rafael will satisfy or waive all of the conditions to the Merger. See the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” for more information.

Merger Consideration

At the First Effective Time of the Merger, each share of Cyclo Common Stock issued and outstanding immediately prior to the First Effective Time (other than: (i) treasury shares, and (ii) any shares of Cyclo Common Stock held directly by Rafael or Merger Subs) will be converted into the right to receive a number of shares of Rafael Class B Common Stock equal to the Exchange Ratio. The Exchange Ratio is calculated as the quotient (rounded down to four decimal places) obtained by dividing (x) $.95 by (y) the sum of the (A) Total Net Cash Amount (defined below), plus (B) Total Loan Amount (defined below), divided by the total number of shares of Rafael Capital Stock (defined below) outstanding at the First Effective Time, including any Rafael Capital Stock issuable upon exercise or conversion of outstanding securities of Rafael with exercise or conversion prices that are no greater than 150% of the then market price for the Rafael Class B Common Stock.

At the time of signing the Merger Agreement, the Exchange Ratio was estimated to be 0.3112 shares of Rafael Class B Common Stock for each share of Cyclo Common Stock. As of February 10, 2025, the Exchange Ratio is 0.3567 shares of Rafael Class B Common Stock for each share of Cyclo Common Stock, which is based on current estimates as to certain metrics that will impact the actual Exchange Ratio at the time of Closing, but the actual Exchange Ratio will depend on Rafael’s Total Net Cash Amount and Total Loan Amount and the number of shares of Rafael Capital Stock outstanding at the closing of the Merger.

Based upon the estimated Exchange Ratio, as of February 10, 2025, following the Merger, (i) Cyclo stockholders immediately before the Merger are expected to own approximately 22.1% of the aggregate number of outstanding shares of Rafael Capital Stock following the Merger, and (ii) Rafael securityholders immediately before the Merger are expected to own approximately 77.9% of the aggregate number of outstanding shares of Rafael Capital Stock following the Merger, subject to certain assumptions (including as to Rafael’s Total Net Cash Amount and Total Loan Amount and the number of shares of Rafael Capital Stock outstanding at the closing of the Merger, which could be materially different).

Examples

For illustrative purposes only, the examples presented below calculate the Exchange Ratio under various scenarios. These examples have assumed: (i) the First Effective Time occurs on [•], 2025, (ii) Cyclo is expected to have 32,919,184 shares of Cyclo Common Stock outstanding immediately prior to the First Effective Time, and (iii) Rafael has 24,759,068 shares of Rafael Capital Stock outstanding, which is expected to be consistent with the amount of shares of Rafael Capital Stock outstanding immediately prior to the First Effective Time, and (iv) Rafael has 425,000 shares of Rafael Capital Stock issuable upon exercise or conversion of outstanding securities of Rafael with exercise or conversion prices that are no greater than 150% of the then market price for the Rafael Class B Common Stock.

Rafael Total Net Cash and Total Loan Amount	Exchange Ratio	Post-Merger Ownership by Cyclo Stockholders	Post-Merger Ownership by Rafael Stockholders
$66,500,000	0.3636	22.4%	77.6%
$67,000,000	0.3609	22.3%	77.7%
$67,500,000	0.3582	22.2%	77.8%
$68,000,000	0.3556	22.1%	77.9%
$68,500,000	0.3530	21.9%	78.1%
$69,000,000	0.3505	21.8%	78.2%

For each $500,000.00 increase in Rafael Total Net Cash Amount and Total Loan Amount, the Exchange Ratio will decrease by approximately 0.003.

Pursuant to the terms of the Merger Agreement, the “Total Net Cash Amount” means, as of the First Effective Time, (a) the sum of the total of (i) cash, cash equivalents and marketable securities of Rafael as of the Closing Date; and (ii) Included Assets (defined below), minus (b) the amount of Rafael’s current liabilities (on an unconsolidated basis), including, without limitation, accounts payable and accrued expenses, as the of end of the last month immediately prior to the Closing Date, updated for material changes to such amounts following such date until the Closing Date, and determined in a manner consistent with the manner such liabilities were historically reflected in the Rafael’s financial statements.

Pursuant to the terms of the Merger Agreement, the “Total Loan Amount” means, as of the First Effective Time, the outstanding principal amount of all amounts loaned by the Rafael to Cyclo between June 11, 2024 and the Closing, including without limitation, those amounts represented by the Promissory Notes issued by Cyclo to Rafael, dated June 11, 2024, July 16, 2024, August 21, 2024, September 9, 2024, October 8, 2024, November 7, 2024, December 5, 2024 and January 3, 2025, plus accrued and unpaid interest thereon as of the date of the Closing.

Pursuant to the terms of the Merger Agreement, “Included Assets” means the appraised value of the real estate of Rafael located at 5 Shlomo Levy Street, Har Hotzvim, Jerusalem and the value of the Globis Capital Partners, L.P. holdings (to the extent that such items are reflected on the balance sheet of Rafael) as of the latest calendar quarter ending prior to the First Effective Time.

Pursuant to the terms of the Merger Agreement, “Rafael Capital Stock” means, Rafael Class A Common Stock and Rafael Class B Common Stock and Rafael Preferred Stock.

Treatment of Fractional Shares

No fractional shares of Rafael Class B Common Stock will be issued in connection with the Merger, and the number of shares of Rafael Class B Common Stock to be issued to Cyclo stockholders shall be rounded up to the nearest whole share.

Exchange of Shares

Prior to the Closing Date, Rafael will engage a reputable entity to act as exchange agent in the Merger (the “Exchange Agent”). No later than the Closing Date, Rafael will deposit with the Exchange Agent (i) non-certificated shares of Rafael Class B Common Stock represented by Book-Entry Shares issuable in exchange for Rafael Class B Common Stock.

Promptly after the First Effective Time, the Exchange Agent will mail to the holders of Cyclo Common Stock immediately prior to the First Effective Time: (i) a letter of transmittal (“Letter of Transmittal”), in substantially the form agreed to by Cyclo and Rafael and (ii) instructions for use in effecting the surrender of Cyclo stock certificates or Book-Entry Shares in exchange for Rafael Class B Common Stock. Upon surrender of Cyclo stock certificate or Book Entry Shares and delivery of a completed and duly executed Letter of Transmittal to the Exchange Agent for payment, (A) the holder of such Cyclo stock certificates or Book Entry Shares shall be entitled to receive in exchange therefor the applicable Merger Consideration for each share evidenced by such Cyclo stock certificates or Book-Entry Shares as provided by the terms of the Merger Agreement, within 10 Business Days of such surrender and delivery, and (B) the Cyclo stock certificates or Book-Entry Shares so surrendered shall be canceled. No holder of any Cyclo Common Stock or any instruments convertible into Cyclo Common Stock shall be entitled to receive any of the consideration in accordance with the preceding sentence without returning the completed and duly executed Letter of Transmittal. If any Cyclo stock certificate shall have been lost, stolen or destroyed, Rafael may, as a condition to the payment of the consideration thereunder, require the owner of such Cyclo stock certificate to provide a reasonably appropriate affidavit to Rafael (which may include an indemnity or bond in customary form).

Treatment of Cyclo Warrants and Options

All compensatory options to purchase Cyclo Common Stock shall be converted into options to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in outstanding warrant agreements, all outstanding warrants to purchase Cyclo Common Stock (other than those held by Rafael which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio. Certain holders of Cyclo warrants, representing 5,498,914 Cyclo warrant shares, have the right to elect to receive cash payment in an amount equal to the Black Sholes Value of the unexercised portion of their warrants on the date of consummation of the Merger in lieu of receiving warrants to purchase Rafael Class B Common Stock.

Holders of Cyclo Public Warrants will receive Rafael Public Warrants in exchange for their Cyclo Public Warrants. The Rafael Public Warrants, and the shares of Rafael Class B Common Stock issuable on exercise thereof, are being registered as part of the Registration Statement.

Organizational Documents and Directors and Officers of the Surviving Entity

The Merger Agreement contains certain provisions relating to the governance of the Surviving Entity following completion of the Merger. At the First Effective Time, the articles of incorporation of the First Step Surviving Corporation shall be the articles of incorporation of the First Merger Sub as in effect immediately prior to the First Effective Time and the bylaws of the First Step Surviving Corporation shall be amended and restated in their entirety to read as the bylaws of First Merger Sub in effect immediately prior to the First Effective Time. At the Second Effective Time, the articles of organization of the Surviving Entity shall be the articles of organization of the Second Merger Sub as in effect immediately prior to the Second Effective Time and the limited liability company agreement of the Surviving Entity shall be amended and restated in their entirety to read as the limited liability company agreement of the Second Merger Sub in effect immediately prior to the Second Effective Time, except that all references to the name of Second Merger Sub therein shall be changed to refer to the name of Cyclo Therapeutics, LLC. From and after the Second Effective Time, the managers and officers of the Surviving Entity are William Conkling (director), Scott M. Fine, Joshua M. Fine, Jeffrey L. Tate and Michael Lisjak.

Representations and Warranties

Rafael, Cyclo and the Merger Subs each made representations and warranties in the Merger Agreement for the benefit of the other parties. The representations and warranties of the parties are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure schedules and are also qualified by materiality and material adverse effect and certain documents filed by the parties with the SEC.

For Cyclo, the representations and warranties in the Merger Agreement relate to, among other things:

•        due incorporation;

•        articles of incorporation and bylaws;

•        capitalization;

•        SEC reports; financial statements;

•        absence of certain changes;

•        title to assets;

•        real property; leasehold;

•        company data; intellectual property;

•        material contracts;

•        information technology;

•        liabilities;

•        compliance with laws; permits;

•        certain business practices;

•        tax matters;

•        employee benefit plans;

•        employee matters;

•        environmental matters;

•        insurance;

•        legal proceedings; orders;

•        authority; binding nature of agreement;

•        vote required;

•        counterparties;

•        non-contravention; consents;

•        brokers; finders;

•        related party transactions;

•        disclosure; and

•        regulatory matters.

For Rafael and Merger Subs, the representations and warranties in the Merger Agreement relate to, among other things:

•        due incorporation;

•        capitalization;

•        authority; binding nature of agreement;

•        non-contravention; consents;

•        absence of certain changes;

•        legal proceedings;

•        SEC reports, financial statements;

•        liabilities;

•        compliance with laws; permits;

•        title to assets; real property;

•        environmental matters;

•        employee benefit plans;

•        related party transactions;

•        Merger Subs;

•        valid issuance;

•        information supplied;

•        tax matters;

•        employee matters;

•        insurance;

•        certain business practices;

•        Rafael and Rafael investment company intellectual property;

•        regulatory matters;

•        vote required; and

•        brokers; finders.

None of the representations and warranties in the Merger Agreement or in any schedule, certificate, instrument or other document pursuant to the Merger Agreement shall survive the Closing of the Merger.

The representations, warranties and covenants made in the Merger Agreement by Cyclo, Rafael and Merger Subs are qualified and subject to important limitations agreed to by Cyclo, Rafael and Merger Subs in connection with negotiating the terms of the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. In your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to consider these limitations as well as the purpose of the representations and warranties, which limitations and purpose are described in more detail in the introductory paragraphs to this section.

Conduct of Business Prior to the Merger’s Completion

Except as provided in the Merger Agreement, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, Cyclo has agreed to, subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or any Ancillary Agreement (as defined in the Merger Agreement), as disclosed in the confidential disclosure schedules delivered by Cyclo to Rafael in connection with the Merger Agreement, as required by applicable law or with Rafael’s written consent): (i) conduct its business in the ordinary course of business in all material respects; (ii) use commercially reasonable efforts to preserve substantially intact its business organization as constituted as-of the signing of the Merger Agreement; (iii) preserve its relationships with suppliers, distributors, licensors and Licensees; (iv) prosecute and maintain its Patents; and (v) file all Tax Returns.

Between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, Cyclo has agreed not to, subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or any Ancillary Agreement, as disclosed in the confidential disclosure schedules delivered by Cyclo to Rafael in connection with the Merger Agreement or with Rafael’s written consent):

•        change or amend Cyclo’s Charter, or Cyclo’s bylaws or authorize or propose the same;

•        split, combine or reclassify any of its capital stock (except with respect to the exercise of any Cyclo warrants or Cyclo options); issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; declare, set aside, or pay any dividend or make any distribution (whether in cash or in kind) with respect to any of its capital stock, membership interest or other equity interests (as applicable) or redeem, purchase, or otherwise acquire, directly or indirectly, any of its capital stock, or other equity interests (as applicable);

•        issue, deliver, transfer or sell, or authorize to issue, deliver, transfer or sell, any shares of Cyclo Capital Stock or securities convertible into, or subscriptions, rights, calls, conversion rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, or authorize or propose any change in its equity capitalization or capital structure; provided, however, that (i) Cyclo may issue shares of Cyclo Common Stock in connection with the exercise of Cyclo options, or Cyclo warrants outstanding as of the date of the Merger Agreement;

•        enter into or adopt any plan or agreement of complete or partial liquidation, restructuring, receivership, recapitalization or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Debt in bankruptcy or other similar Laws now or thereafter in effect;

•        incur any Debt for borrowed money, or guarantee any such Debt, or issue or sell any debt securities or guarantee any debt securities of other persons;

•        make any capital expenditures, capital additions or capital improvements, in excess of $50,000;

•        waive any material right of Cyclo under any Material Contract;

•        acquire or agree to acquire by merging with, or by purchasing a portion of the stock or assets of, or by any other manner, any business or any Entity;

•        initiate any new line of business, make any loan or capital contribution to any Person (other than business-related advances to its employees in the Ordinary Course of Business), or otherwise acquire or agree to acquire any securities or assets of a Third Party that are material, individually or in the aggregate, to Cyclo;

•        terminate, cancel, amend, waive, modify, fail to use commercially reasonable efforts to comply with, maintain or renew any material Permit;

•        sell, assign, or otherwise dispose of, or lease or exclusively license any properties or assets of Cyclo

•        (i) sell, assign, transfer license or abandon or otherwise dispose of any Cyclo Owned Intellectual Property, or (ii) acquire, in-license or otherwise obtain any right, title or interest in or to any pending or issued Patents, inventions, patent disclosures or other Intellectual Property from any other Person (other than, with respect to each of clauses (i) and (ii), non-exclusive licenses or other non-exclusive grants of rights entered into in the Ordinary Course of Business, and, as applicable, on terms materially consistent with Cyclo’s applicable form agreement(s), provided that any Intellectual Property arising from any such form agreement, for such agreements entered into in the Pre-Closing Period, will be solely owned by Cyclo to the extent permitted under applicable Law);

•        enter into any Material Contract, amend or modify any Material Contract or terminate any Material Contract;

•        make, revoke, or change any material election in respect of Taxes, change an annual Tax accounting period, adopt or change any accounting method in respect of Taxes, file any amended Cyclo Tax Return, enter into any Tax allocation, sharing or indemnity agreement or any agreement with respect to Taxes, settle any claim or assessment in respect of Taxes, surrender or abandon any right to claim a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

•        (i) adopt, establish, enter into, amend or terminate any Company Equity Plan, Company Plan or Company Service Provider Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan or Company Service Provider Agreement if it were in existence as of the date of the Merger Agreement (except for amendments required to comply with Law or the Merger Agreement), (ii) increase the compensation or benefits (including severance, termination, retention and change of control compensation or benefits) of, or grant any bonus or other incentive compensation to, any Company Service Provider (including in respect of stock options, restricted stock units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Equity Plan or awards made thereunder except for payment of certain Cyclo bonuses), (iii) grant any severance or termination pay to any Company Service Provider, (iv) terminate the employment or engagement of any Company Service Provider other than for cause, (v) hire or engage any new Company Service Provider, or (vi) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Equity Plan (subject to certain exceptions) or other Company Plan or other Contract;

•        terminate or allow to lapse any of the Insurance Policies;

•        waive or release in writing, assign, commence, settle or agree to settle any Legal Proceeding, other than waivers, releases, compromises or settlements described in Cyclo’s Disclosure Schedules and other than waivers, releases, compromises and settlements (i) in the Ordinary Course of Business (ii) that involve only the payment of monetary damages not in excess of $50,000 in the aggregate and (iii) that do not include the imposition of equitable relief on, or the admission of wrongdoing by, Cyclo; or

•        agree or commit to take any of the actions described in clauses above.

Conduct of Business of Rafael

The Merger Agreement provides that, during the Pre-Closing Period, subject to limited exceptions, Rafael shall not:

•        change or amend the Rafael’s Charter or Bylaws, or authorize or propose the same;

•        reclassify, combine split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Rafael Common Stock, except for repurchases made in the Ordinary Course of Business with respect to of equity awards issued by Rafael; (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Rafael to Rafael or one of its other wholly-owned Subsidiaries; or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Rafael or any Rafael Subsidiary or any securities of Rafael or any Rafael Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Rafael or any Rafael Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of Rafael Common Stock to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to any Rafael Equity Plan;

•        issue, deliver, transfer or sell, or authorize to issue, deliver, transfer or sell, any shares of Rafael Capital Stock or securities convertible into, or subscriptions, rights, calls, conversion rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, or authorize or propose any change in its equity capitalization or capital structure; provided, however, that the Rafael may issue shares of Rafael Common Stock in connection with the Transactions, in connection with the exercise of options, warrants or other rights to purchase Rafael Capital Stock outstanding as of the date of the Merger Agreement, or pursuant to the Rafael Plans;

•        enter into or adopt any plan or agreement of complete or partial liquidation, restructuring, recapitalization or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Debt in bankruptcy or other similar Laws now or hereafter in effect;

•        handle its payables other than in the ordinary course of business consistent with past practice;

•        acquire another business or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (A) require the financial statements of such acquired Person or business to be incorporated within this joint proxy prospectus under the Securities Act, or (B) otherwise prevent, materially delay or materially impair the consummation of the Merger;

•        take any action where such action would constitute a Rafael Material Adverse Effect under the Merger Agreement which would prevent Rafael from consummating the Merger; and

•        agree or commit to take any of the actions described in clauses above.

Indemnification and Directors’ and Officers’ Insurance

For six years from and after the First Effective Time, Rafael has agreed to cause all rights to indemnification and exculpation by Cyclo existing in favor of those persons who are directors and officers of Cyclo as of, or prior to, the date of the Merger Agreement (collectively “Indemnified Persons”) for their acts and omissions occurring or alleged to have occurred prior to the First Effective Time, as provided in its organizational documents as in effect on the date of the Merger Agreement, to survive the Merger, and for six years from and after the First Effective Time. Rafael will cause the Surviving Entity to fulfill and honor such obligations to the fullest extent of the applicable Law.

Cyclo shall obtain prior to the Closing, and the Surviving Corporation shall cause to be maintained, for a period of not less than six years after the Effective Time, an irrevocable “tail” insurance policy for all persons who are directors and/or officers of Cyclo on the date of the Merger Agreement and who are covered by Cyclo’s directors’ and officers’ insurance immediately prior to the First Effective Time, on terms with respect to the coverage and amounts not materially less favorable to such insured persons than those of Cyclo’s directors’ and officers’ insurance in effect on the date of the Merger Agreement; provided that in no event will Surviving Entity be required to expend in excess of 150% of the annual premium currently being paid by Cyclo on the date of the Merger Agreement. If such premiums exceed 150%, then Surviving Entity will only be required to obtain the greatest coverage available at the reduced cost.

In the event that Rafael, Cyclo or the Surviving Entity (or any of their respective successors or assigns): (i) consolidates with or merges into any other person and neither Cyclo, Rafael or the Surviving Entity is the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then Rafael will ensure that such surviving corporation or entity or the transferees of such properties or assets will assume the indemnification obligations set forth in the Merger Agreement.

No Solicitation of Acquisition Proposals

The Merger Agreement prohibits Cyclo from soliciting an alternative transaction to the Merger. Under these “non-solicitation” provisions, Cyclo is required to cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any person (other than Rafael or Merger Subs) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below). Cyclo must promptly request that each such person in possession of nonpublic information that was furnished by or on behalf of Cyclo in connection with its consideration of any potential Acquisition Proposal return or destroy all such nonpublic information furnished to such person or its representatives and immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

Additionally, except as permitted by the Merger Agreement, Cyclo shall not, nor shall it authorize or permit any of its representatives to, directly or indirectly:

•        solicit, initiate, or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Acquisition Proposal;

•        enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Acquisition Proposal; or

•        engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such person to make an Acquisition Proposal, furnish any non-public information or access to the business, properties, assets, books or records of Cyclo, or otherwise cooperate in any way with, any person (or any representative of a person) that has made, is seeking to make, has informed Cyclo of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal.

Before receipt of the Cyclo stockholders’ approval of the Merger, Cyclo and its representatives may, directly or indirectly through any representative, to the extent that the failure to do so would reasonably be expected to be a breach of the fiduciary duties of the Cyclo Board under applicable law, as determined in good faith by the Cyclo Board after consultation with Cyclo’s financial advisors and outside legal counsel, in response to a bona fide written Acquisition Proposal that the Cyclo Board (or a duly formed committee thereof) determines, in good faith, after consultation with Cyclo’s outside legal counsel, is reasonably likely to result in a Superior Proposal (as defined below) and that was not solicited by Cyclo and that did not otherwise result from a material breach of the Merger Agreement, and subject to compliance in all material respects with the Merger Agreement:

•        participate in discussions and negotiations (including solicitation of a revised Acquisition Proposal) with such person and its representatives regarding any Acquisition Proposal; and

•        furnish to such person and its representatives (including its potential financing sources) any information (including non-public information) related to Cyclo, and provide access to Cyclo’s assets, properties, and business facilities.

Prior to engaging in any such discussions or negotiations with such person, Cyclo shall enter into an acceptable confidentiality agreement with such person in respect of such Acquisition Proposal. Cyclo shall provide to Rafael copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or made available) that is made available to any such person before or substantially concurrently with the time it is provided or made available to such person. Cyclo shall not furnish any nonpublic information or participate in any discussions or negotiations with any person unless Cyclo notifies Rafael in writing of its intention to take such action, promptly after the Cyclo Board resolves to take such action, which notice shall include the identity of such person, a true and complete copy of the most current version of any applicable unsolicited request or Acquisition Proposal (including any proposed agreement or other offer documents) and a true and complete copy of such acceptable confidentiality agreement.

An “Acquisition Proposal” means any proposal or offer from any person (other than Rafael and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, concerning (a) the acquisition, purchase, lease or license of assets of Cyclo or its subsidiaries equal to twenty percent (20%) or more of the Cyclo’s assets or consolidated revenues or earnings are attributable, (b) issuance by the Cyclo or acquisition of twenty percent (20%) or more of the outstanding shares of common stock or voting interests of Cyclo, (c) the tender offer or exchange offer that if consummated would result in any person or group owning twenty percent (20%) or more of the outstanding shares of common stock or voting interests of Cyclo, or (d) the merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cyclo that, if consummated, would result in (x) any person or group owning twenty percent (20%) or more of the outstanding shares of common stock or voting power of the resulting direct or indirect parent of Cyclo or the surviving entity in such transaction or (y) the Cyclo stockholders immediately preceding such transaction holding less than eighty percent (80%) of the shares of common stock or voting interests in the direct or indirect parent of Cyclo or the surviving entity in such transaction.

A “Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “20% or more” shall be replaced by “30% or more”), on its most recently amended or modified terms, if amended or modified, for which the Cyclo Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be (i) more favorable to the holders of shares of Cyclo Common Stock than the transactions contemplated by the Merger Agreement (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Rafael in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Change of Recommendation

Cyclo agreed that the Cyclo Board would recommend that the Cyclo stockholders vote in favor of the Merger Agreement and the Merger. Except as described below, the Cyclo Board shall not:

•        fail to make, withdraw, or modify in a manner adverse to Rafael or Merger Subs, or propose publicly to fail to make, withdraw or modify in a manner adverse to Cyclo or Merger Subs, the approval or recommendation by the Cyclo Board of the Merger Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an amendment or adverse modification);

•        approve, adopt, endorse, recommend, or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend, or otherwise declare advisable) an Acquisition Proposal;

•        (i) fail to publicly recommend against any Acquisition Proposal within 10 business days after such Acquisition Proposal is made public (or such fewer number of days as remains prior to the Cyclo special meeting so long as such Acquisition Proposal is made at least five business days prior to the Cyclo special meeting), or (ii) fail to reaffirm the Cyclo Board’s recommendation within 10 business days after any written request by Rafael to do so after an Acquisition Proposal shall have been publicly announced or shall have become publicly known (or such fewer number of days as remains prior to the Cyclo special meeting so long as such request is made at least three business days prior to the Cyclo special meeting), it being understood and agreed that, other than requests for reaffirmation made by Rafael within two business days of the date that an Acquisition Proposal first becomes public, Rafael shall be entitled to request a reaffirmation of the Cyclo Board’s recommendation on a maximum of two occasions; or

•        authorize any of, or resolve, commit, or agree to take any of, the foregoing actions (any of the foregoing a “Cyclo Board Recommendation Change”).

At any time prior to receipt of the approval of the Cyclo stockholders, if Cyclo has complied with all of its obligations in all material respects under the Merger Agreement, and the Cyclo Board receives a Superior Proposal, and as a result thereof the Cyclo Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the Cyclo Board’s fiduciary duties under applicable law, then the Cyclo Board may make a Cyclo Board Recommendation Change. Notwithstanding the foregoing, the Cyclo Board shall not make a Cyclo Board Recommendation Change or approve or recommend any Superior Proposal unless:

•        Cyclo notifies Rafael in writing of its intention to take such action, promptly after the Cyclo Board resolves to take such action but in any event not less than three business days before taking such action, which notice shall include, in the case of a Superior Proposal, the identity of the offeror and a true and complete copy of the most current version of such Superior Proposal (including any proposed agreement or other offer documents);

•        for five business days following delivery of such notice, Cyclo negotiates in good faith with Rafael with respect to any revised proposal from Rafael in respect of the terms of the transactions contemplated by the Merger Agreement (to the extent Rafael desires to negotiate); and

•        if the proposed Cyclo Board Recommendation Change is in response to a Superior Proposal, Rafael does not make, within such three business day period, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as determined by the Cyclo Board in good faith after consulting with Cyclo’s financial advisor and outside legal counsel, as such Superior Proposal (it being understood that any (i) amendment to the financial terms or (ii) material amendment to the other material terms of any such Superior Proposal shall require a new written notice from Cyclo and an additional two business day period).

Special Meetings

The Merger Agreement requires each of Rafael and Cyclo, as promptly as practicable following effectiveness of the Registration Statement, to cause the joint proxy statement/prospectus to be mailed to the respective stockholders. Each party will, as soon as practicable, duly call, give notice of, convene, and hold a meeting of its stockholders. Except as described under “The Merger Agreement — Change of Recommendation,” Cyclo will recommend that its stockholders approve the Merger Agreement and will use reasonable best efforts to solicit proxies in favor of the adoption of the Merger Agreement and approval of the Merger. Rafael will recommend that its stockholders approve the issuance of the Class B Common Stock and will use reasonable best efforts to solicit proxies in favor of the share issuance.

Reasonable Best Efforts

Each of the parties agreed to use reasonable best efforts (subject to, and in accordance with, applicable law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement.

Access to Information

Cyclo shall afford to Rafael and its representatives, reasonable access during normal business hours prior to the First Effective Time to all of its personnel, facilities, properties, existing books, contracts, and records, Tax Returns, Plans, work papers and other documents and information relating to Cyclo for the purpose of enable Rafael to verify the accuracy of Cyclo’s representations and warranties in the Merger Agreement or as Rafael may otherwise reasonably request, and during such period, Cyclo shall furnish promptly to Rafael (i) all reasonably requested information regarding Cyclo’s business, including copies of the existing books, records, contracts, Tax Returns, Plans, work papers and other documents as Rafael may reasonably request; provided, however, that such access does not, among other things, unduly and materially interfere with the normal operations of Cyclo.

Cyclo is not required to disclose any information, that in its reasonable judgment would:

•        waive any attorney-client privilege with respect to such information (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege); or

•        contravene any applicable Law or binding agreement entered into prior to the date of the Merger Agreement (so long as Cyclo uses it commercially reasonable efforts to make substitute arrangements to permit reasonable disclosure not in violation of such Law, agreement or duty).

Publicity

Rafael and Merger Subs, on the one hand, and Cyclo, on the other hand, have agreed that no public release, statement, announcement or other disclosure concerning the Merger and the transactions contemplated by the Merger Agreement will be made without the prior written consent of the other party, except (i) to the extent required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange, (ii) in connection with any public statement, as determined by the Cyclo Board and made in compliance with the Merger Agreement regarding an Acquisition Proposal or Cyclo Board Recommendation Change, or (iii) in connection with a dispute between the Parties related to the Merger Agreement or Merger transaction.

Certain Tax Matters

Each of Rafael, Merger Subs and Cyclo has agreed to take and not take certain actions with respect to certain tax matters and to use reasonable best efforts to avoid taking any action which could reasonably be expected to prevent the Merger from qualifying as a “reorganization” under the Section 368 (a) of the Code.

Certain Additional Covenants

The Merger Agreement contains certain other covenants, including covenants relating to cooperation in the preparation of this joint proxy statement/prospectus, other filings to be made with the SEC and other governmental filings, obtaining consents, and cooperation with respect to transaction related litigation. Rafael and Cyclo have further agreed to the following additional covenants and agreements in the Merger Agreement, among others:

•        prior to the Closing Date, Rafael shall use its reasonable efforts to cause the shares of Rafael Class B Common Stock issuable and required to be reserved for issuance, in connection with the Merger as well as the Rafael Public Warrants to be issued in exchange for the Cyclo Public Warrants and the shares of Rafael Class B Common Stock issuable upon exercise thereof, to be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•        to the extent requested by Rafael, Cyclo shall use its reasonable best efforts to cause the Cyclo Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act, as promptly as practicable after the Second Effective Time;

•        effective at the Closing, Markus W. Sieger shall be appointed to the Board of Directors of Rafael and William Conkling as director of the Surviving Entity and Scott M. Fine, Joshua M. Fine, Jeffrey L. Tate and Michael Lisjak shall be appointed as the officers of the Surviving Entity;

•        Cyclo and the Cyclo Board, to the extent necessary, shall, prior to or as of the Closing, take all such actions as may be considered necessary or advisable to cause the transactions and any other dispositions of equity securities of Cyclo (including the shares of Cyclo Common Stock and Cyclo equity awards) in connection with the transactions contemplated by the Merger Agreement by any individual who (i) is a director or officer of Cyclo or (ii) at the Effective Time will become a director or officer of Rafael or the Surviving Entity, in each case, to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•        if any antitakeover or similar statute or regulation is or may become applicable to the transactions, Rafael, Cyclo and the Rafael Board and Cyclo Board, respectively, shall (i) grant such approvals and take all such actions as are necessary so that the transactions may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions;

•        Cyclo shall cause each of its directors to resign in such capacity effective as of the First Effective Time;

•        not less than four but no more than seven days prior to the Closing Date, Rafael shall deliver to Cyclo its good faith calculation of the Rafael Total Net Cash Amount as of the Closing Date;

•        Rafael has agreed to fund Cyclo through the earlier of the Closing or termination of the Merger Agreement in such amounts as may be necessary for Cyclo to operate its business and pay its debts and obligations as they become due, provided Cyclo is being operated in accordance with the terms of the Merger Agreement and is not in active discussions regarding an Acquisition Proposal;

•        following the Closing, Rafael shall fund the Surviving Entity in such amount as reflected in Cyclo’s financial forecast previously delivered to Rafael and as may be necessary for Cyclo to complete the 48-week interim analysis on patient data derived from the Phase III Pivotal Trial of Neiman Pic, up to a maximum amount, when added to the pre-Closing debt funding of $25 million.

Conditions to the Completion of the Merger

The obligations of Rafael and Cyclo to consummate the Merger are subject to the satisfaction or waiver of each of the following conditions:

•        the Cyclo stockholder approval of the adoption of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger, shall have been obtained;

•        the required approval of Rafael’s stockholders of the issuance of shares of Class B Common Stock in connection with the Merger and such other proposals as may be required to effect the transactions contemplated by the Merger Agreement, shall have been obtained;

•        no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

•        the shares of Rafael Class B Common Stock issuable, and required to be reserved for issuance, in connection with the Merger, and the Rafael Public Warrants and the Rafael Class B Common Stock underlying the Rafael Public Warrants shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•        the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or actions by a Governmental Body seeking a stop order;

•        certain representations and warranties of Cyclo regarding organization, qualification, subsidiaries, capitalization, authority relative to the Merger Agreement, execution, enforceability, absence of certain changes or events, absence of litigation and brokers shall be true and correct in all material respects (except, in the case of representations and warranties regarding capitalization, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date);

•        each other representation and warranty of Cyclo shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Cyclo Material Adverse Effect contained therein) that would not, individually, or in the aggregate, reasonably be expected to have a Cyclo Material Adverse Effect;

•        certain representations and warranties of Rafael regarding organization, standing and power, capitalization, authority relative to the Merger Agreement, execution, enforceability, absence of certain changes or events, and brokers shall be true and correct in all material respects (except, in the case of representations and warranties regarding capitalization, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date);

•        each other representation and warranty of Rafael shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date, except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Rafael Material Adverse Effect contained therein) that would not have a Rafael Material Adverse Effect;

•        the other party shall have performed, in all material respects, all obligations required to be performed by it under the Merger Agreement at or before the Closing Date; and

•        since the date of the Merger Agreement, there shall not have been any material adverse effect that is continuing.

Rafael and Cyclo may waive conditions to completion of the Merger only to the extent legally permissible. In the event that either Rafael or Cyclo determines to waive any condition to the Merger and such waiver necessitates the recirculation of this joint proxy statement/prospectus and resolicitation of proxies under applicable law, Rafael and Cyclo will recirculate this joint proxy statement/prospectus and resolicit proxies from Rafael and Cyclo stockholders.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Fist Effective Time, whether before or after receipt of the required stockholder votes by mutual written consent of Rafael, Merger Subs and Cyclo.

Alternatively, either Rafael or Cyclo may terminate the Merger Agreement under the following circumstances:

•        if the Merger is not consummated on or before March 31, 2025, provided, however, that no such termination may be made if the failure to close by March 31, 2025, shall be caused by the action or inaction of the party seeking to terminate the Merger Agreement and such action or inaction is a material breach by such party of its obligations under the Merger Agreement;

•        if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger; except that such right to terminate the Merger Agreement shall not be available to any party that has failed to use its commercially reasonable efforts to have such order, decree or ruling vacated prior to its becoming final and non-appealable and such failure to use commercially reasonable efforts constitutes a breach of the Merger Agreement;

•        by Rafael, if, upon a vote at a duly held meeting to obtain the requisite approval of the Rafael stockholders, such approval is not obtained, except that such right to terminate the Merger Agreement will not be available to Rafael if Rafael’s action or failure to act (which action or failure to act constitutes a breach by Rafael) has been the cause of, or resulted in, the failure to obtain the requisite approval of the Rafael stockholders; or

•        by Cyclo, if, upon a vote at a duly held meeting to obtain the requisite approval of the Cyclo stockholders, such approval is not obtained, except that such right to terminate the Merger Agreement shall not be available to Cyclo if Cyclo’s action or failure to act (which action or failure to act constitutes a breach by Cyclo) has been the cause of, or resulted in, the failure to obtain the requisite approval of the Cyclo stockholders.

The Merger Agreement may be terminated by Rafael under the following circumstances:

•        if Cyclo breaches or fails to perform any of its representations, warranties or covenants, which breach or failure to perform would give rise to a failure of certain conditions of the Merger Agreement and cannot be or has not been cured within 30 days after giving written notice to Cyclo of such breach, provided, that Rafael shall not be permitted to so terminate at any time during which Rafael is in breach of the Merger Agreement and Cyclo has the right to terminate the Merger Agreement; or

•        if Cyclo’s Board makes a Company Adverse Change Recommendation.

Cyclo may terminate the Merger Agreement (i) if Rafael or Merger Subs breach or fail to perform any of their respective representations, warranties or covenants, which breach or failure to perform would give rise to a failure of certain conditions of the Merger Agreement that cannot be or has not been cured within 30 days after giving written notice to Rafael of such breach, provided, that Cyclo shall not be permitted to so terminate at any time during which Rafael is in breach of the Merger Agreement and Rafael has the right to terminate the Merger Agreement, or (ii) in the event Cyclo receives a written Acquisition Proposal and the Cyclo Board determines, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is a Superior Proposal.

Termination Fees

Cyclo will pay to Rafael a termination fee of $400,000 (the “Termination Fee”) if the Merger Agreement is terminated by Rafael in the event that the Cyclo Board makes a Company Adverse Change Recommendation. In addition, if the Merger Agreement is terminated by Rafael or Cyclo due to the other Parties failure to perform any of its respective representations, warranties or covenants, the terminating party shall be entitled to reimbursement of their reasonable documented out of pocket expenses, including all fees and expenses of counsel, financial advisers and accountants, actually incurred in connection with the Merger, in an amount not to exceed $250,000.

Amendment and Waiver

Subject to applicable law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties thereto by execution of an instrument in writing signed on behalf of each of Rafael, Merger Subs and Cyclo; provided, however, that after receipt of the requisite stockholder votes, there shall be made no amendment that by law requires further approval by the stockholders of Rafael or Cyclo, as the case may be, without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights. For any matter under the Merger Agreement requiring the consent or approval of any Party, such consent or approval shall be valid and binding on a Party thereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such Party.

Assignment

Neither the Merger Agreement nor any of the rights, interests or obligations under the Merger Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void and of no effect (except that Rafael may assign its rights, and delegate its obligations, under the Merger Agreement to an Affiliate without the prior written consent of Cyclo, so long as Rafael remains bound to the Merger Agreement and liable for its obligations thereunder).

No Third-Party Beneficiaries

Except for Rafael’s indemnification of directors or officers of Cyclo, and the rights of Cyclo’s stockholders as of immediately prior to the First Effective Time to enforce their rights to receive the consideration pursuant to the Merger Agreement, the Merger Agreement is not intended to confer upon any person other than the Parties to the Merger Agreement any rights or remedies.

Governing Law; Jurisdiction; Specific Performance

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Nevada.

Each Party (i) agrees to submit itself to the exclusive personal jurisdiction and venue of any Nevada state court or any federal court located in the State of Nevada in the event any dispute arises out of the Merger Agreement or any related agreement or transaction, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) waives any right to trial by jury with respect to any action related to or arising out of the Merger Agreement or other related agreements.

Description of the Support Agreement, Voting Agreements and Lock-Up Agreements

The following is a summary of the material terms and conditions of the Support Agreement, the Voting Agreements and the Lock-Up Agreements. This summary may not contain all of the information about such agreements that is important to you. This summary is qualified by reference to the complete text of the Form of Support Agreement, Form of Voting Agreement and Form of Lock-Up Agreement, which are attached as Annexes C, D, and B, respectively to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the full text of the agreements.

Concurrently with the execution of the Merger Agreement on August 21, 2024, certain key affiliates of both Holdings and Cyclo entered into binding commitments to support the Merger. The Support Agreement was executed by Howard Jonas who holds voting control over 51.4% of the aggregate voting power of all outstanding shares of Rafael Capital Stock, and the Voting Agreements were executed by certain directors and officers and other related parties of Cyclo, including Rafael who hold in the aggregate voting power over approximately 47.6% of the total outstanding Cyclo Common Stock as of February 10, 2025.

Support Agreement

Pursuant to the Support Agreement, Howard Jonas, the principal stockholder of Rafael, agreed during the term of the Support Agreement to, among other things and upon the terms and conditions therein, vote or cause to be voted all of his respective (directly or indirectly held or otherwise beneficially owned) shares: (i) to appear at each such meeting in person or by proxy or otherwise cause the Rafael Capital Stock over which Holder exercises voting control and is entitled to vote on the relevant matters (the “Owned Rafael Securities”) to be counted as present thereat for purposes of establishing a quorum; and (ii) to vote in person or by proxy or otherwise cause the Owned Rafael Securities to be voted (A) to approve the issuance of the Parent Class B Common Stock to the stockholders of Cyclo as contemplated by the Merger Agreement, as and when submitted for the consideration and vote of the stockholders of Rafael (not including any amendment or supplement), (B) against any action that would reasonably be expected to result in any of the conditions set forth in Section 6, Section 7 or Section 8 of the Merger Agreement not being satisfied, and (C) against any other action that is intended or reasonably expected to materially impair, prevent or delay the Merger.

The Support Agreement automatically terminates upon the termination of the Merger Agreement in accordance with its terms.

Voting Agreements

Pursuant to the Voting Agreements, certain directors and officers and other related parties of Cyclo including Rafael agreed that: (i) at any meeting of the stockholders of Rafael called to seek the Required Company Stockholder Vote or in any other circumstances upon which a vote, consent or other approval of the stockholder with respect to the Merger Agreement or any of the other transactions contemplated by the Merger Agreement is sought, the stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by Rafael, its Subject Shares in favor of granting the Cyclo Stockholder Approval, and any other actions presented to the stockholders of Cyclo as necessary or desirable in connection with the Cyclo Stockholder Approval and the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; and (ii) at any meeting of the stockholders of Cyclo or in any other circumstances upon which a vote, consent or other approval of the stockholder is sought, the stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by Cyclo, its Subject Shares against (A) any action, agreement or proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Merger Agreement, (B) any action, agreement or proposal involving Cyclo or any of its subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of Cyclo under the Merger Agreement and (C) any amendment of the certificate of incorporation or bylaws of Cyclo or any other action, agreement or proposal involving Cyclo or any of its subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of the capital stock of Cyclo.

The Voting Agreement also prohibits the holders signatory thereto from transferring their interests in Rafael subject to the applicable Voting Agreement, except under certain limited circumstances described in the Voting Agreement.

The Voting Agreements automatically terminate upon the earliest to occur of (i) the First Effective Time, (ii) the date of termination of the Merger Agreement pursuant to Article 9 thereof, (iii) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of consideration payable to the stockholders of Cyclo, (iv) the End Date, (v) such date and time as the mutual written agreement of the stockholder and Rafael is effective, and (vi) such date and time that the Cyclo Stockholder Approval has been obtained.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement on August 21, 2024, certain key affiliates of Cyclo entered into Lock-Up Agreements. The Lock-Up Agreements provide that the Rafael Class B Common Stock to be received by the holder pursuant to the Merger Agreement, the Rafael Class B Common Stock issued upon the exercise of Rafael Options and the Rafael Class B Common Stock and the Rafael Class A Common Stock held by the holder or its Affiliates as of the date of the Lock-Up Agreement shall become subject to limitations on disposition as set forth therein, including that the holders shall not be able to transfer such Rafael Common Stock during the period commencing from First Effective Time and ending on the earlier of (a) six (6) months after the First Effective Time or (b) the date on which Rafael completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Rafael’s stockholders having the right to exchange their Rafael Class B Common Stock for cash, securities or other property.

COMPARATIVE PER SHARE MARKET PRICE DATA

Rafael Class B Common Stock trades on the NYSE under the symbol “RFL.” Cyclo Common Stock trades on the Nasdaq under the symbol “CYTH.”

The following table sets forth the high, low and closing prices for Rafael Class B Common Stock and Cyclo Common Stock as reported on the NYSE and Nasdaq, respectively, on August 21, 2024, the last trading day before Rafael and Cyclo announced the Merger, and February [•], 2025, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus.

	Rafael Class B Common Stock						Cyclo Common Stock
	High		Low		Close		High		Low		Close
August 21, 2024		$1.444		$1.390		$1.390		$1.260		$1.190		$1.260
February [•], 2025	$		$		$		$		$		$

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Cyclo stockholders in determining whether to approve the Merger Agreement. Cyclo stockholders are urged to obtain current market quotations for Rafael Class B Common Stock and Cyclo Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus, when considering whether to approve the Merger. See “Where You Can Find Additional Information” beginning on page 141 of this joint proxy statement/prospectus.

Neither Rafael nor Cyclo has ever paid a dividend with respect to the shares of Rafael Class B Common Stock or Cyclo Common Stock, respectively.

DESCRIPTION OF RAFAEL CAPITAL STOCK

Rafael’s authorized capital stock consists of (i) 35 million shares of Rafael Class A Common Stock, (ii) 200 million shares of Rafael Class B Common Stock, and (iii) 10 million shares of Preferred Stock.

The following description of Rafael’s classes of authorized stock does not purport to be complete and is subject to and qualified in its entirety by reference to its charter and bylaws, copies of which are filed as exhibits to Rafael’s Annual Report on Form 10-K for the fiscal year ended July 31, 2024, filed with the SEC on November 7, 2024, as amended on Form 10-K/A on December 20, 2024 and January 8, 2025.

Rafael Class A Common Stock

Holders of shares of Rafael Class A Common Stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Rafael Class A Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Rafael Class A Common Stock may be converted, at any time and at the option of the holder, and automatically converts upon transfers to unaffiliated parties, into one fully paid and non-assessable share of Rafael Class B Common Stock.

As of February 10, 2025, there were 787,163 shares of Rafael Class A Common Stock outstanding.

Rafael Class B Common Stock

Holders of shares of Rafael Class B Common Stock are entitled to one tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Rafael Class B Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

As of February 10, 2025, there were 24,227,096 shares of Rafael Class B Common Stock outstanding.

Preferred Stock

The Rafael Board has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of its preferred stock without any further vote or action by the stockholders.

As of February 10, 2025, there were no shares of preferred stock outstanding.

Rafael Public Warrants

Upon the closing of the Merger, unless otherwise specified, all outstanding Cyclo warrants (excluding those held by Rafael, which will be cancelled) will automatically convert into Rafael warrants to purchase shares of Rafael Class B Common Stock. The adjusted exercise price for these Rafael warrants will be based on the Exchange Ratio, which values each share of Cyclo Common Stock at $0.95. This Exchange Ratio takes into consideration the combined value of Rafael’s cash, cash equivalents, marketable securities, real estate, and certain other financial holdings, plus amounts loaned by Rafael to Cyclo between the signing of the term sheet and the closing of the Merger, less specific current liabilities of Rafael. Certain Cyclo warrants representing 5,498,914 Cyclo warrant shares have the right to elect to receive cash payment in an amount equal to the Black Scholes Value of the unexercised portion of their warrants on the date of consummation of the Merger in lieu of receiving warrants to purchase Rafael Class B Common Stock.

Holders of Cyclo Public Warrants that are publicly traded will receive Rafael Public Warrants to purchase Rafael Class B Common Stock. Rafael is registering the Rafael Public Warrants and the shares of Rafael Class B Common Stock issuable on exercise of the Rafael Public Warrants under the Registration Statement.

The Rafael Public Warrants will allow the holders to purchase shares of Rafael Class B Common Stock at a specified exercise price. The Rafael Public Warrants will generally be exercisable at any time after the date they become eligible for exercise and will expire on the fifth anniversary of their issuance. The terms and conditions related to the Rafael Public Warrants, including the adjustment provisions and exercise mechanics, are outlined in detail in the form of Warrant Agreement, which is filed as an exhibit to the Registration Statement.

COMPARISON OF THE RIGHTS OF HOLDERS OF RAFAEL COMMON STOCK AND Cyclo Common Stock

Rafael and Cyclo are incorporated under the laws of different states. Rafael is a Delaware corporation and the rights of Rafael stockholders are governed by the DGCL. Cyclo is a Nevada corporation and the rights of Cyclo stockholders are governed by the Nevada Business Corporation Act (“NBCA”). Cyclo stockholders’ rights are also governed by Cyclo’s Articles of Incorporation and Bylaws. If the transaction is completed, the rights of Cyclo stockholders who become Rafael stockholders will be governed by the Rafael Charter and Rafael Bylaws.

Differences in rights of holders of Rafael and Cyclo capital stock arise from differences between organizational documents and bylaws. As holders of Rafael Class B Common Stock, your rights with respect thereto will be governed by Delaware law, including the DGCL, as well as Rafael’s constituent documents. This section summarizes material differences between the rights of Rafael and Cyclo stockholders. This summary does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Rafael and Cyclo stockholders should carefully read the relevant provisions of the Rafael Charter, the Rafael Bylaws, the Cyclo Charter, the Cyclo bylaws and the DGCL. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders
Authorized Capital	Cyclo is authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Rafael is authorized to issue 245,000,000 shares of stock, consisting of 35,000,000 shares of Rafael Class A common stock, par value $0.01 per share, 200,000,000 shares of Rafael Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Additionally, Rafael has authorized 3,001,655 Rafael Public Warrants for issuance, each entitling the holder to purchase shares of Rafael Class B Common Stock based on the Exchange Ratio at a predetermined price.

Outstanding Capital Stock	As of the close of business on the Cyclo record date, there were [•] shares of Cyclo common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

As of the close of business on the Rafael record date, there were [•] shares of Rafael Class B Common Stock, 787,163 shares of Rafael Class A Common Stock and no shares of serial preferred stock issued and outstanding.

Voting Rights

Holders of Cyclo common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders, except as otherwise provided by the Cyclo bylaws and to the extent that the Cyclo charter or the certificate of designation establishing the class or series of stock provides for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series of stock.

Holders of Rafael Class B Common Stock are entitled to one/tenth of one vote per share on all matters submitted to a vote of the stockholders of Rafael. Holders of Rafael Class B Common Stock do not have cumulative voting rights.

Cumulative Voting	Cyclo stockholders do not have cumulative voting rights.	Rafael stockholders do not have cumulative voting rights.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders
Distributions and Dividends

The Cyclo Board, subject to any restrictions contained in either (i) Nevada law or (ii) the Cyclo charter, may authorize, and Cyclo may make, distributions to its stockholders in cash, property (other than shares of Cyclo), or a dividend of shares of the Cyclo common stock.

Subject to the rights of the holders of preferred stock, and subject to any other provisions of the Rafael Charter, as it may be amended from time to time, holders of Rafael Class B Stock shall be entitled to receive such dividends and other distributions in cash, in property or in shares of Rafael as may be declared thereon by the Rafael Board from time to time out of assets or funds of Rafael legally available therefor; provided, however, that no cash, property, share dividend or distribution may be declared or paid on the outstanding shares of any Rafael Class B Common Stock unless an identical per share dividend or distribution is simultaneously declared and paid on the outstanding shares of the Rafael Class A Common Stock; provided further, however, that (i) a dividend of shares may be declared and paid in Rafael Class A common stock to holders of Rafael Class A Common Stock and in Rafael Class B Common Stock to holders of Rafael Class B Common Stock if the number of shares paid per share to holders of Rafael Class A Common Stock and to holders of Rafael Class B Common Stock shall be the same (ii) a dividend or distribution by the Rafael of the securities of another entity may be declared and paid to holders of common stock, if the securities distributed to the holders of differing classes of common stock have disparate voting and conversion rights, so long as (A) such shares bear the same relative equity rights in the entity whose securities are being distributed, and (B) the disparate voting and conversion rights of the securities being distributed to the Rafael Class A Common Stock and the Rafael Class B Common Stock are not materially different than the relative voting and conversion rights of the Rafael Class A Common Stock and Rafael Class B Common Stock. If Rafael shall in any manner subdivide, combine or reclassify the outstanding shares of Rafael Class A Common Stock or Rafael Class B Common Stock, the outstanding shares of the other class of common stock shall be subdivided, combined or reclassified proportionately in the same manner and on the same basis as the outstanding shares of Rafael Class A Common Stock or Rafael Class B Common Stock, as the case may be, have been subdivided, combined or reclassified.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders
Quorum

At each meeting of stockholders for the transaction of any business, a quorum must be present to organize such meeting. The presence in person or by proxy of stockholders representing one-third of the voting power constitutes a quorum for the transaction of business at a meeting of stockholders, except as otherwise required by the Cyclo charter, the Cyclo bylaws or Nevada law. If any class or series of shares is permitted or required to vote separately on any action, the presence in person or by proxy of stockholders representing one-third of the voting power of such class or series constitutes a quorum for the transaction of business.

The holders of a majority of the voting power represented in person or by proxy at a meeting, even if less than a quorum, may adjourn or postpone the meeting from time to time.

The Rafael Bylaws provide that, unless otherwise provided by law, or the Rafael Charter, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote at the meeting, present in person, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Record Date

For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the record date shall be the date specified by the Cyclo Board in the notice of the meeting. If no date is specified, the record date shall be the close of business on the day before the day the first notice of the meeting is given or, if notice is waived, the close of business on the day before the day the meeting is held.

A record date may not be more than 60, or less than 10, days before the meeting of stockholders. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders is effective for any adjournment or postponement of the meeting unless the Cyclo Board fixes a new record date for the adjourned or postponed meeting. The Cyclo Board must fix a new record date if the meeting is adjourned or postponed more than 60 days after the original meeting of stockholders.

The Rafael Board may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at any stockholder meeting and determining the identity of stockholders entitled to receive payment of any dividend or other distribution.

The record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Rafael Board may fix a new record date for the adjourned meeting.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders
Number of Directors

The Cyclo bylaws provide that the authorized number of directors shall be determined from time to time by resolution of the Cyclo Board, provided the Cyclo Board shall at all times consist of at least one member. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

The Rafael Bylaws provide that the Rafael Board shall consist of not less than three (3) nor more than seventeen (17) members, the exact number of which shall be fixed from time to time by the Rafael Board. There are currently eight (8) Rafael directors.

Election of Directors

The Cyclo bylaws provide that directors are elected by a plurality of the votes cast by shares of Cyclo common stock entitled to vote in the election at a meeting at which a quorum is present. Stockholders do not have the right to cumulate their votes for the election of directors of Cyclo.

Pursuant to the Rafael Bylaws, directors shall be elected if the votes cast at the Annual Meeting of Stockholders for each nominee’s election exceed the votes cast against such nominee’s election. Each director so elected shall hold office until the expiration of the term of such director (as set forth in the Rafael Charter) and until his or her successor is duly elected and qualified, or until his or her earlier death or incapacity, resignation, retirement, disqualification or removal from office. Any director may resign at any time upon notice to Rafael. Directors need not be stockholders.

Subject to the terms of any one or more classes or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies in the board resulting from death or incapacity, resignation, retirement, disqualification or removal from office may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and directors so elected shall hold office until the next occurring annual meeting of stockholders following appointment and until their successors are duly elected and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office.

Removal of Directors

The Cyclo bylaws provide that any or all of the directors may be removed from the Cyclo Board at any time, with or without cause, by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock of Cyclo entitled to vote.

Pursuant to the Rafael Bylaws, a director or the entire board may be removed at any time, with or without cause, by the holders of issued and outstanding capital stock of Rafael representing not less than a majority of the voting power of all issued and outstanding capital stock of Rafael entitled to vote at an election of directors.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders
Vacancies on the Board

The Cyclo bylaws provide that vacancies and newly created directorships, whether resulting from an increase in the authorized number of directors or due to the death, resignation, disqualification, or removal of a director or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

When one or more directors resign and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

A director elected to fill a vacancy shall hold office for the unexpired term of his or her predecessor in office and until his or her successor is duly elected and qualified.

The Rafael Bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next occurring annual meeting of stockholders following their election and until their successors are duly elected and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office.

Limitation of Liability of Directors

Under Nevada law, a director or officer is not individually liable for damages as a result of an act or failure to act in his or her capacity as a director or officer except as otherwise provided under Nevada law.

The Rafael Charter provides that no Rafael director will be personally liable to Rafael or any of its stockholders for monetary damages for any breach of his or her fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Indemnification of Directors and Officers; Expenses

Pursuant the Cyclo bylaws, Cyclo shall, to the fullest extent permitted by Nevada law, indemnify any person who is or was a director of officer of Cyclo or any predecessor of Cyclo or is or was serving at Cyclo’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other entity (each such person, an “Indemnitee”) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other

Rafael shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any current or former director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was a director or officer of Rafael or, while serving as a director or officer of Rafael, is or was serving at the request of Rafael as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, against all liability and loss suffered and expenses (including

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders

than a proceeding by or in the right of Cyclo, to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either did not breach the Indemnitee’s fiduciary duties or acted in good faith.

attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding.
Stockholder Proposals; Advance Notice Requirements for Stockholder Nominations and Other Proposals

The Cyclo bylaws provide that for business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business must have given written notice of the proposing stockholder’s nomination or proposal, either by personal delivery or by United States mail to Cyclo’s secretary no earlier than the 120th calendar day, nor later than the 90th calendar day, prior to the anniversary date of the immediately preceding annual meeting. If the current year’s meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, notice must be received no later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of stockholders begin a new time period for giving a proposing stockholder’s notice as provided above.

For business to be properly brought before a special meeting of stockholders, the notice of the meeting sent by or at the direction of the person calling the meeting must set forth the nature of the business to be considered. A person or persons who have made a written request for a special meeting may provide the information required for notice of a stockholder proposal simultaneously with the written request for the meeting submitted to Cyclo’s secretary or within 10 calendar days after delivery of the written request for the meeting to Cyclo’s secretary.

Governed by the DGCL and Rule 14a-8 under the Exchange Act, as amended, and the rules and regulations thereunder.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders

A proposing stockholder’s notice shall include the information prescribed by Cyclo’s bylaws, including, among other matters, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, if applicable, information about the candidate for election as a director.

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by, and otherwise comply with the requirements of, the Exchange Act and the regulations promulgated thereunder.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with these procedures. The chairman of the meeting may refuse to acknowledge the proposal of any business not made in compliance with the foregoing.

Notice of Stockholders’ Meeting

The Cyclo bylaws provide that written notice stating the place, date, and time of the meeting, the means of any electronic communication by which stockholders may participate in the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than 10, and not more than 60, days before the date of the meeting.

Notice to each stockholder entitled to vote at the meeting shall be given personally, by mail, or by electronic transmission if consented to by a stockholder, by or at the direction of Cyclo’s secretary or the officer or person calling the meeting. If mailed, the notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on Cyclo’s share transfer records, with postage thereon prepaid.

Written notice of stockholders’ meetings, stating the place, date, and hour thereof, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote thereat by or at whose direction the notice is being issued. A copy of the notice of any meeting shall be delivered in accordance with the provisions of Rafael Bylaws not less than ten (10) days but not more than sixty (60) days before the date of such meeting, unless a different period is prescribed by law.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders

Any stockholder entitled to notice of a meeting may sign a written waiver of notice delivered to Cyclo either before or after the meeting. A stockholder’s participation or attendance at a meeting shall constitute a waiver of notice, except where the stockholder attends for the specific purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Amendments to Charter

Under Nevada law, an amendment to the charter requires (1) the approval of the board of directors and (2) the approval of a majority of voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the charter. Subsequently, the amendment must be signed by an officer of Cyclo, setting forth the amendment and the vote by which the amendment was adopted. The certificate so signed must be filed with the Nevada Secretary of State.

Under the DGCL, an amendment to a corporation’s certificate of incorporation requires (1) the board of directors to adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed by considered at the next annual meeting of the stockholders and (2) the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class.

Amendments to Bylaws	The Cyclo bylaws provide that the Cyclo Board shall have the exclusive power to amend or repeal the bylaws or adopt new bylaws.

The Rafael Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of issued and outstanding capital stock of the Corporation representing not less than a majority of the voting power of all issued and outstanding capital stock of the Corporation entitled to vote thereon or by a majority of the members of the Board of Directors then in office.

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders
Special Meeting of Stockholders

The Cyclo bylaws provide that special meetings of the stockholders may be called at any time, for any purpose or purposes, only by (i) the Cyclo Board or (ii) Cyclo’s Chief Executive Officer (or, in the absence of a Chief Executive Officer, the President).

Unless otherwise prescribed by law or by the Rafael Charter, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, (ii) the Chief Executive Officer, (iii) the President, (iv) the Corporate Secretary, or (v) any Assistant Secretary, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning issued and outstanding capital stock of Rafael representing not less than a majority of the voting power of all issued and outstanding capital stock of Rafael. Such request shall state the purpose or purposes of the proposed meeting.

Action by Written Consent

The Cyclo bylaws provide that action required to be taken at a meeting may be taken by a consent in writing, setting forth the action so taken, and signed by Cyclo stockholders having no less than the minimum number of votes that would be necessary to authorize or take such action at meeting at which all shares entitled to vote thereon were present and voted.

Any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of Rafael, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed, and dated, provided that any such electronic transmission sets forth or is delivered with information from which Rafael can determine (1) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (2) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. Any consent by means of electronic transmission shall be deemed to have been signed on the date on which such electronic transmission was transmitted. No consent given by electronic transmission shall be deemed

	Rights of Cyclo Stockholders	Rights of Rafael Stockholders

to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to Rafael by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of Rafael having custody of the book or books in which proceedings of meetings of stockholders are recorded.

Rights Upon Liquidation	Holders of Cyclo common stock are not entitled to a liquidation preference.	Holders of Rafael Class B Common Stock are not entitled to a liquidation preference.
Certain Business Combinations

The Nevada “Combination with Interested Stockholders Statute” prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, and Rafael Charter provides that Rafael is not governed by Section 203.

Stockholder Rights Plan	Cyclo currently does not have a stockholder rights plan.	Rafael currently does not have a stockholder rights plan.
Forum Selection	None.	None.

PRINCIPAL STOCKHOLDERS OF CYCLO

The following table sets forth certain information with respect to the beneficial ownership of Cyclo Common Stock as of February 10, 2025, based on 32,919,184 shares of Cyclo Common Stock outstanding as of such date, by:

•        each person, or group of affiliated persons, known to beneficially own more than 5% of the outstanding Cyclo Common Stock;

•        each of Cyclo’s named executive officers;

•        each of Cyclo’s directors; and

•        all of Cyclo’s executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of the Cyclo Common Stock. Cyclo has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Cyclo Common Stock issuable pursuant to the exercise of options and warrants if such instruments are exercisable within sixty (60) days of the effective date of the disclosure. These shares are deemed to be outstanding and beneficially owned by the person holding those options and warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name and Address of Individual or Identity of Group(1)	Amount and Nature of Beneficial Ownership		Percent of Class
Named Executive Officers and Directors
N. Scott Fine	1,298,999	(2)(3)	3.88%
C.E. Rick Strattan	646,534	(2)(3)	1.96%
Jeffrey L. Tate	214,149	(2)(3)	*
Markus Sieger	522,967	(2)(3)	1.58%
F. Patrick Ostronic	457,550	(2)(3)	1.39%
William S. Shannahan	217,834	(2)(3)	*
Dr. Randall M. Toig	184,516	(2)(3)	*
William Conkling	19,212,267	(2)(3)(4)	49.22%
Vivien Wong	61,975	(2)(3)	*
Shawn Cross	212,221	(2)(3)	*
Joshua M. Fine	105,772	(2)(3)	*
Michael Lisjak	101,572	(2)(3)	*
All Directors and Executive Officers as a Group (12 Persons)	23,236,356	(2)(3)(4)	64.66%
5% Holders
Rafael Holdings, Inc. 520 Broad Street Newark N.J. 07102	19,139,775	(4)	49.00%
Armistice Capital Master Fund Ltd. c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022	1,501,625	(5)	4.36%

____________

*        Less than one percent.

(1)      Unless otherwise indicated, the business address of each officer and director of Cyclo is c/o Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, Florida 32653.

(2)      Includes for the persons listed below the following shares of Cyclo Common Stock subject to options held by such persons that are currently exercisable or become exercisable within 60 days of February 10, 2025:

Name	Shares of Common Stock Underlying Options
N. Scott Fine	214,545
C.E. Rick Strattan	25,612
Jeffrey L. Tate	89,172
Markus Sieger	25,612
F. Patrick Ostronic	25,612
William S. Shannahan	25,612
Dr. Randall M. Toig	25,612
William Conkling	22,262
Vivien Wong	22,262
Shawn Cross	104,472
Joshua M. Fine	89,172
Michael Lisjak	89,172
All Directors and Executive Officers as a Group (12 Persons)	759,117

(3)      Includes for the persons listed below the following shares of Cyclo Common Stock subject to warrants held by such persons that are currently exercisable:

Name	Shares of Common Stock Underlying Warrants
N. Scott Fine	340,650
C.E. Rick Strattan	65,869
Jeffrey L. Tate	32,935
Markus Sieger	115,233
F. Patrick Ostronic	72,254
William S. Shannahan	43,396
Dr. Randall M. Toig	13,078
William Conkling	0
Vivien Wong	0
Shawn Cross	0
Joshua M. Fine	0
Michael Lisjak	0
All Directors and Executive Officers as a Group (12 Persons)	683,415

(4)      As reported by Rafael in Amendment No. 2 to its Schedule 13D filed with the SEC on October 24, 2023. As the Chief Executive Officer of Rafael, Mr. Conkling may be deemed to have voting and dispositive power over the shares Cyclo Common Stock owned by Rafael and may be deemed to own such shares of Cyclo Common Stock. Mr. Conkling disclaims beneficial ownership of the securities held by Rafael and beneficially owns 72,492 shares of Cyclo Common Stock (which includes vested options to purchase 22,262 shares of Cyclo Common Stock). Includes currently exercisable warrants to purchase 6,141,581 shares of Cyclo Common Stock. These warrants held by Rafael are subject to a 49% blocker provision.

(5)      As reported by Armistice Capital Master Fund Ltd. (“Armistice”) in Amendment No. 2 to its Schedule 13G filed with the SEC on February 14, 2024. These shares held by Armistice are subject to a 4.99% blocker provision.

These interests are described in further detail in “Risk Factors — Executive officers and directors of Cyclo may have interests in the Merger that are different from, or in addition to, the rights of its stockholders.” beginning on page 11 of this joint proxy statement/prospectus.

PRINCIPAL STOCKHOLDERS OF RAFAEL

The following table sets forth certain information regarding the beneficial ownership of the Rafael Class A Common Stock and Rafael Class B Common Stock by (i) each person known by Rafael to be the beneficial owner of more than 5% of the outstanding shares of Rafael Class A Common Stock and Rafael Class B Common Stock, (ii) each of Rafael’s directors and executive officers, and (iii) all directors and executive officers of Rafael as a group. Unless otherwise noted in the footnotes to the table, to the best of Rafael’s knowledge, the persons named in the table have sole voting and investing power with respect to all shares indicated as being beneficially owned by them and, except as otherwise noted, the address of the referenced individual is c/o Rafael Holdings, Inc., 520 Broad Street, Newark, New Jersey 07102.

Unless otherwise noted, the security ownership information provided below is given as of the close of business on February 10, 2025, and all shares are owned directly. Percentage ownership information is based on the following number of outstanding shares: 787,163 shares of Rafael Class A Common Stock and 24,2277,096 shares of Rafael Class B Common Stock. The number of shares of Rafael Class B Common Stock reported assume the conversion of all 787,163 currently outstanding shares of Rafael Class A Common Stock into shares of Rafael Class B Common Stock.

Name	Number of Shares of Class A Common Stock		Percentage of Ownership of Class A Common Stock	Number of Shares of Class B Common Stock		Percentage of Ownership of Class B Common Stock	Percentage of Aggregate Voting Powerδ
Howard S. Jonas 520 Broad Street Newark, NJ 07102	787,163	(1)	100%	821,374	(2)	6.5%	51.4%
I9 Plus, LLC(3) 153 Booth Ave. Englewood, New Jersey 07631				3,225,806		13.5%	6.8%
William Conkling				551,815	(4)	2.3%	1.2%
John Goldberg				112,500	(5)	*	*
Susan Y. Bernstein				3,200	(6)	*	*
Stephen M. Greenberg				102,49		*	*
Mark N. Stein				11,475		*	*
Michael J. Weiss				102,481		*	*
All directors, Named Executive Officers and other executive officers as a group (8) persons)				1,913,764	(7)	10.7%	53%

____________

*        Less than 1%.

δ       Voting power represents combined voting power of Class A Common Stock (three votes per share) and Class B Common Stock (one-tenth of one vote per share). Excludes stock options.

(1)      The shares are held by Rafael A Partners, L.P. Howard S. Jonas is the sole manager of the sole general partner of the limited partnership and, therefore, has sole voting and dispositive power over the shares of Class A common stock held by the limited partnership.

(2)      Consists of (i) 39,754 shares of Class B Common Stock, (ii) 119,262 restricted shares of Class B Common Stock that vest as follows: 39,754 on each of December 13, 2024, March 13, 2025 and June 13, 2025, (iii) 98,820 shares of Class B Common Stock held by the Jonas Foundation; and (iv) 563,538 shares of Rafael Class B Common Stock held by the Debbie Y. Jonas 2018 Dynasty Trust. The foregoing does not include (I) 3,000 shares of Class B Common Stock held by the Howard S. and Deborah Jonas Foundation, Inc., as Howard S. Jonas does not beneficially own these shares, (II) an aggregate of 5,265,049 shares of Class B Common Stock beneficially owned by trusts for the benefit of the children of Howard S. Jonas, as Howard S. Jonas does not hold or share voting or investment control over these shares, (III) 80,000 shares of the Company’s Class B Common Stock held by the 2012 Jonas Family, LLC (Howard S. Jonas is a minority equity holder of such entity), and (IV) 3,225,806 shares of Class B Common Stock held by I9 Plus, LLC, which is owned by trust for the benefit of Howard S. Jonas’ children, and managed by Howard S. Jonas’ immediate family member.

(3)      Owned by trusts for the benefit of Howard S. Jonas’ children, and managed by Howard S. Jonas’ immediate family member.

(4)      Consists of (i) 305,880 shares of Class B Common Stock and (ii) 245,935 restricted shares of Class B Common Stock that vest as follows: 38,983 quarterly, March 21, 2024, through September 21, 2025, 38,986 shares on December 21, 2025, 10,000 shares on each of October 25, 2025, October 25, 2026 and October 25, 2027 and 15,000 on each of January 13, 2026, January 13, 2027, January 13, 2028 and January 13, 2029.

(5)      Consists of (i) 50,000 restricted shares of Class B Common Stock that vest as follows: 12,500 shares on each of January 13, 2026, January 13, 2027, January 13, 2028 and January 13, 2029 and (ii) currently exercisable options or options exercisable within the next sixty days to purchase 62,500 shares of Rafael Class B Common Stock.

(6)      Consists of 1,600 shares of Rafael Class B Common Stock held directly and 1,600 shares of Rafael Class B Common Stock held by the Susan Bernstein A/C/F Zack Fredrich Bernstein U/NY/UGMA.

(7)      Consists of the shares set forth above with respect to the Named Executive Officers and directors, and the following shares of Class B Common Stock beneficially owned by the chief financial officer of the Company: (i) 57,920 shares of Class B Common Stock; (ii) 90,000 restricted shares of Class B Common Stock that vest as follows: 6,250 on each of December 21, 2024, March 21, 2025, June 21, 2025 and September 21, 2025; 3,750 on September 23, 2025; 6,250 on each of December 21, 2025, March 21, 2025, June 21, 2026, September 21, 2026, December 21, 2026; and 10,000 shares on each of October 25, 2025, October 25, 2026 and October 25, 2027; and (iii) currently exercisable options and option exercisable within the next sixty days to purchase an aggregate of 62,500 shares of Class B Common Stock.

Estimated Ownership Percentage Post-Merger for Cyclo Officers, Directors and 5% Stockholders

The following table provides the projected ownership percentages of Rafael Class B Common Stock post-Merger by officers, directors and 5% stockholders of Cyclo, derived from the pre-Merger beneficial ownership of Cyclo Common Stock held by such parties and an assumed Exchange Ratio of 0.3567. The below estimated ownership percentages were calculated using a denominator that includes both the currently issued and outstanding shares of Rafael Class B Common Stock, in addition to the 7,106,065 shares of Rafael Class B Common Stock being registered as part of this Registration Statement.

Name and Address of Individual or Identity of Group	Pre-Merger Shares of Cyclo	Post-Merger Shares of Rafael	Estimated Ownership Percentage (%)
Executive Officers and Directors
N. Scott Fine	1,298,999	463,369	1.4%
C.E. Rick Strattan	646,534	230,627	*
Jeffrey L. Tate	214,149	76,390	*
Markus Sieger	522,967	186,549	*
F. Patrick Ostronic	457,550	163,214	*
William S. Shannahan	217,834	77,704	*
Dr. Randall M. Toig	184,516	65,819	*
William Conkling	72,492	25,859	*
Vivien Wong	61,975	22,107	*
Shawn Cross	212,221	75,702	*
Joshua M. Fine	105,772	37,730	*
Michael Lisjak	101,572	36,232	*
All Directors and Executive Officers as a Group (12 Persons)	4,096,581	1,461,301	4.5%
5% Holders
Rafael Holdings, Inc.	19,139,775	N/A	N/A
Armistice Capital Master Fund Ltd.	1,501,625	535,648	1.6%

____________

*        Less than 1%.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Merger

The following general discussion outlines the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) who exchange their Cyclo Common Stock for Rafael Class B Common Stock in the Merger. This discussion does not purport to be a comprehensive analysis of all potential tax consequences to such a U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, as well as any applicable state, local, or non-U.S. tax laws, are not addressed herein. This discussion is based on the Internal Revenue Code (“Code”), Treasury Regulations promulgated thereunder, judicial decisions, published rulings, and administrative pronouncements of the Internal Revenue Service (“IRS”), in each case effective as of the date hereof. These authorities may change or be subject to different interpretations, and any such change or differing interpretation may be applied retroactively, potentially impacting the U.S. federal income tax consequences of the Merger in a manner that could adversely affect a U.S. Holder. Neither Rafael nor Cyclo has sought or intends to seek any rulings from the IRS or an opinion from counsel regarding the matters discussed below. There can be no assurance that the IRS or a court will not adopt a position regarding the U.S. federal income tax consequences of the Merger contrary to that discussed herein. This discussion assumes that the Merger will be consummated in accordance with the terms of the Merger Agreement and as described in this joint proxy statement/prospectus.

This discussion is limited to U.S. Holders that hold Cyclo Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, it does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        U.S. Holders whose functional currency is not the U.S. dollar;

•        Persons holding Cyclo Common Stock as part of a hedge, straddle, or other risk reduction strategy, or as part of a conversion transaction or other integrated investment;

•        Banks, insurance companies, and other financial institutions;

•        Real estate investment trusts or regulated investment companies;

•        Brokers, dealers, or traders in securities;

•        S corporations, partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors or partners therein);

•        Persons for whom Cyclo Common Stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•        Persons who acquired their Cyclo Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•        Tax-exempt organizations or governmental organizations;

•        Persons subject to special tax accounting rules as a result of any item of gross income regarding Cyclo Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        Persons deemed to sell Cyclo Common Stock under the constructive sale provisions of the Code;

•        Persons who hold or received Cyclo Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        Tax-qualified retirement plans;

•        A person that acquires or sells Cyclo Common Stock as part of a wash sale for U.S. federal income tax purposes; and

•        U.S. Holders of warrants, options, or other rights to acquire Cyclo Common Stock or persons who acquired their Cyclo Common Stock upon the exercise or conversion thereof.

If an entity treated as a partnership for U.S. federal income tax purposes holds Cyclo Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding Cyclo Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Merger.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of Cyclo Common Stock that, for U.S. federal income tax purposes, is:

•        An individual who is a citizen or resident of the United States;

•        A corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        An estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        A trust (i) over which a court within the United States is able to exercise primary supervision, and of which one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions, or (ii) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A “non-U.S. Holder” is a beneficial owner (other than a partnership) of Cyclo Common Stock that is not a U.S. Holder.

Intended Tax Treatment

Rafael and Cyclo intend for the First Merger and the Second Merger, taken together as part of an integrated transaction, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to Rafael’s obligation or Cyclo’s obligation to complete the transactions under the Merger Agreement that the Merger so qualify. The material U.S. federal income tax consequences of the Merger to U.S. Holders of Cyclo Common Stock are as described below under the heading “— Tax Consequences if the Merger Qualifies as a “Reorganization” Within the Meaning of Section 368(a) of the Code.” In addition, none of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS or an opinion from counsel regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert that the transaction fails to qualify as a reorganization or that a court would not sustain such a challenge. If the IRS were to challenge the “reorganization” status of the Merger successfully, the tax consequences would be as described below under the heading “— Tax Consequences if the Merger Does Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code,”

Tax Consequences if the Merger Qualifies as a “Reorganization” Within the Meaning of Section 368(a) of the Code

Assuming that the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and subject to the qualifications and assumptions described in this joint proxy statement/prospectus, the U.S. federal income tax consequences of the Merger to U.S. Holders of Cyclo Common Stock who exchange all of their shares of Cyclo Common Stock for Rafael Class B Common Stock in the First Merger generally will be as follows:

•        A U.S. Holder will not recognize any gain or loss upon the exchange of Cyclo Common Stock for Rafael Class B Common Stock pursuant to the First Merger.

•        A U.S. Holder’s aggregate tax basis in the shares of Rafael Class B Common Stock received in the First Merger will equal such U.S. Holder’s aggregate adjusted tax basis in the shares of Cyclo Common Stock surrendered in the First Merger.

•        The holding period of the shares of Rafael Class B Common Stock received by a U.S. Holder in the First Merger will include such U.S. Holder’s holding period for the shares of Cyclo Common Stock surrendered in the First Merger.

•        If a U.S. Holder holds different blocks of Cyclo Common Stock (generally Cyclo Common Stock acquired on different dates or at different prices), such U.S. Holder should consult its own tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Rafael Class B Common Stock received in the First Merger.

No fractional shares, or cash in lieu of fractional shares, of Rafael Class B Common Stock will be issued in connection with the Merger, and the number of shares of Rafael Class B Common Stock to be issued to Cyclo stockholders will be rounded up to the nearest whole share.

All parties to a reorganization (corporate or noncorporate) must maintain permanent records and make such records available to any authorized IRS officer or employee. These records should specifically include information regarding the amount, basis, and fair market value of all of the properties transferred and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. “Significant” U.S. Holders, other than a corporation that is a party to the reorganization, that receive stock and other securities in a reorganization must file a statement of all facts relating to the exchange with their tax returns for the year of the exchange (Regs. Sec. 1.368-3(b)). A “significant” U.S. Holder is a person who receives stock or securities in a reorganization exchange if immediately before the exchange that U.S. holder (i) owns at least 5% by vote or value (when the stock is publicly traded) of the target corporation’s outstanding stock; or (i) owns securities in the acquired corporation with a basis of $1 million or more. The statement must include the following information: the names and EINs of the parties to the reorganization; the date of the reorganization; and the fair market value and basis of all the target corporation’s stock or securities held by the significant U.S. Holder that are transferred in the transaction.

Tax Consequences if the Merger Does Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the receipt of Rafael Class B Common Stock in exchange for Cyclo Common Stock in the Merger will be a taxable transaction. In such a case, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Rafael Class B Common Stock received in the Merger and (ii) such U.S. Holder’s adjusted tax basis in its shares of Cyclo Common Stock exchanged in the Merger. Gain or loss must be calculated separately for each block of shares of Cyclo Common Stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the Closing Date, the holding period in a particular block of shares of Cyclo Common Stock exchanged in the Merger is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

THE FOREGOING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR CYCLO COMMON STOCKHOLDER. THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO A U.S. HOLDER ARE COMPLEX AND WILL DEPEND ON SUCH U.S. HOLDER’S PERSONAL TAX SITUATION. ACCORDINGLY, EACH U.S. HOLDER IS STRONGLY URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, TAKING INTO ACCOUNT THE HOLDER’S PERSONAL CIRCUMSTANCES.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Rafael Holdings, Inc. and Subsidiaries (“Rafael”), and Cyclo Therapeutics, Inc. (“Cyclo”) adjusted to give effect to the Merger, as defined in Note 1 to the unaudited pro forma condensed combined financial information below, and the related Financing Transactions, as defined in Note 6 to the unaudited pro forma condensed combined financial information below, between Rafael and Cyclo. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below that are not defined in the Notes to the unaudited pro forma condensed combined financial information below have the same meaning as terms defined and included elsewhere in this joint proxy statement/prospectus.

Rafael previously acquired Cornerstone Pharmaceuticals, Inc (“Cornerstone”), which was a significant acquisition pursuant to Article 11 of Regulation S-X. The acquisition of Cornerstone closed on March 13, 2024. The Cornerstone Acquisition, and the related transactions, including the Cornerstone Restructuring and RP Finance Consolidation, are defined and detailed in Note 2 and the accompanying pro forma adjustments are discussed in Note 8 to the unaudited pro forma condensed combined financial information below.

Rafael and Cyclo have different fiscal year ends. Rafael’s fiscal year end is July 31 and Cyclo’s fiscal year end is December 31. The following unaudited pro forma condensed combined financial information has been prepared to present first, the combination on a pro forma basis of the historical financial statements of Rafael and Cornerstone, after giving effect to the Cornerstone Restructuring, the Cornerstone Acquisition, and the RP Finance Consolidation and second, the historical financial statements of Cyclo, after giving effect to the Financing Transactions and the Merger. All financial information has been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information includes:

(a) the unaudited pro forma condensed combined balance sheet as of October 31, 2024 which combines (i) the unaudited consolidated balance sheet of Rafael as of October 31, 2024, which is included in Rafael’s Form 10-Q filed with the SEC on December 11, 2024 (and which already reflects the Cornerstone Acquisition, Cornerstone Restructuring and RP Finance Consolidation) and (ii) the unaudited balance sheet of Cyclo as of September 30, 2024, which is included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2024, and gives pro forma effect to the Financing Transactions and Merger as if they had collectively occurred on October 31, 2024; and

(b) the unaudited pro forma condensed combined statement of operations for the three month period ended October 31, 2024 which combines, on a pro forma basis and in accordance with the requirements of Article 11 of Regulation S-X:

(1) (i) the unaudited interim consolidated statement of operations of Rafael for the three month period ended October 31, 2024, which is included in Rafael’s Form 10-Q filed with the SEC on December 11, 2024, and (ii) the unaudited interim statement of operations of Cyclo for the three month period ended September 30, 2024, which is included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2024; and

(2) the pro forma effect of the Cornerstone Restructuring, Cornerstone Acquisition, RP Finance Consolidation, Financing Transactions and Merger as if they had each occurred on August 1, 2023.

(c) the unaudited pro forma condensed combined statement of operations for the year ended July 31, 2024 which combines, on a pro forma basis and in accordance with the requirements of Article 11 of Regulation S-X:

(1) (i) the audited consolidated statement of operations of Rafael for the year ended July 31, 2024, which is included in Rafael’s Form 10-K filed with the SEC on November 7, 2024, as amended by Rafael’s Form 10-K/As filed with the SEC on December 20, 2024 and January 8, 2025, (ii) the unaudited interim consolidated statement of operations of Cornerstone for the period from August 1, 2023 through March 13, 2024, the date after which Cornerstone is reflected in Rafael’s operations, as derived from Cornerstone’s historical financial statements (Rafael has included Cornerstone’s unaudited historical financial statements for the six months ended January 31, 2024 as Exhibit No. 99.5 to the Registration Statement), and (iii) the unaudited statement of operations of Cyclo for the twelve month period ended September 30, 2024, as calculated by (A) adding the amounts in the unaudited interim consolidated statement of operations of Cyclo for the nine months ended September 30, 2024, which is included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2024, to (B) the unaudited interim consolidated statement of operations of Cyclo for the three months ended December 31, 2023, as calculated by subtracting the amounts in the unaudited interim consolidated statement of operations of Cyclo for the nine months ended September 30, 2023, which is included in

Cyclo’s Form 10-Q filed with the SEC on November 14, 2023, from the amounts in the audited annual consolidated statement of operations of Cyclo for the year ended December 31, 2023, which is included in Cyclo’s Form 10-K filed with the SEC on March 18, 2024, as amended in Cyclo’s Form 10-K/As filed with the SEC on April 29, 2024, November 26, 2024, and December 18, 2024, respectively; and

(2) the pro forma effect of the Cornerstone Restructuring, Cornerstone Acquisition, RP Finance Consolidation, Financing Transactions and Merger as if they had each occurred on August 1, 2023.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited and unaudited historical financial statements and related notes of Rafael, Cornerstone and Cyclo, as referred to above, which are incorporated by reference in this joint proxy statement/prospectus. Further review may identify differences between the accounting policies of Rafael and Cyclo that, when the Cyclo policies are conformed to those of Rafael, could have a material impact on the financial statements of the merged companies. At the date of this joint proxy statement/prospectus, neither Rafael nor Cyclo is aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial information of the merged companies.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes to this unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of consideration, and assets acquired and liabilities assumed. Differences between these preliminary estimates and the final amounts are likely to occur and these differences could be material as compared to the accompanying unaudited pro forma condensed combined financial statements and the merged companies’ future results of operations and financial position.

The unaudited pro forma condensed combined financial information is provided for illustrative and information purposes only and is not intended to represent or necessarily be indicative of the merged companies’ results of operations or financial condition had the Cornerstone Restructuring, Cornerstone Acquisition, RP Finance Consolidation, Financing Transactions and Merger been completed on the dates indicated, nor does it purport to project our results of operations or financial condition for any future period or as of any future date. The unaudited pro forma condensed combined financial information does not include any cost savings or operating synergies, which may be realized subsequent to the Cornerstone Restructuring, Cornerstone Acquisition, RP Finance Consolidation, Financing Transactions or Merger, or the impact of any integration-related items. Moreover, the pro forma adjustments reflected within the unaudited pro forma condensed combined balance sheet as of October 31, 2024, and within the unaudited pro forma condensed combined statements of operations for the three months ended October 31, 2024 and for the year ended July 31, 2024, represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF OCTOBER 31, 2024
(in thousands, except share and per share data)

	As of October 31, 2024	As of September 30, 2024	Transaction Accounting Adjustments
	Rafael Holdings, Inc.	Cyclo Therapeutics, Inc.	Financing Transactions		Merger		Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,159	928	$11,000	B	$(1,617)	C9	$18,470
Available-for-sale securities	46,138	—	(8,000)	A	—		38,138
Accounts receivable, net of allowance for credit losses	201	188	—		—		389
Interest receivable	438	—	—		—		438
Convertible notes receivable, due from Cyclo	12,603	—	8,000	A	(18,640)	F	—
			(2,500)	G	537	E1
Inventory	—	236	—		—		236
Prepaid expenses and other current assets	2,942	1,905	—		—		4,847
Total current assets	70,481	3,257	8,500		(19,720)		62,518

Property and equipment, net	2,078	20	—		—		2,098
Investments – Hedge Funds	—	—	—		—		—
Investments – Cyclo Therapeutics Inc.	7,645	—	2,500	G	(10,145)	C	—
Convertible note receivable	1,161	—	—		—		1,161
Goodwill	3,050	—	—		8,542	C1	11,592
Intangible assets, net	1,818	—	—		1,280	C2	3,098
In-process research and development	1,575	—	—		31,200	C3	32,775
Prepaid expenses, noncurrent	—	1,951	—		—		1,951
Other assets	27	26	—		—		53
TOTAL ASSETS	$87,835	$5,254	$11,000		$11,157		$115,246

LIABILITIES AND EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$2,700	5,023	$—		$—		$7,723
Accrued expenses	1,379	1,499	—		771	D	3,649
Convertible notes payable	614	—	—		—		614
Convertible notes payable, due to Rafael	—	12,178	11,000	B	(2,038)	E	—
			(2,500)	H	(18,640)	F
Installment note payable	1,700	—	—		—		1,700
Other current liabilities	112	20	—		—		132
Due to related parties	734	—	—		—		734
Total current liabilities	7,239	18,720	8,500		(19,907)		14,552

Accrued expenses, noncurrent	3,138	—	—		—		3,138
Convertible notes payable, noncurrent	74	—	—		—		74
Deferred income tax liabilities, net	—	—	—		9,419	C4	9,419
Other liabilities	—	7	—		—		7
TOTAL LIABILITIES	10,451	18,727	8,500		(10,488)		27,190

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)

AS OF OCTOBER 31, 2024

(in thousands, except share and per share data)

	As of October 31, 2024	As of September 30, 2024	Transaction Accounting Adjustments
	Rafael Holdings, Inc.	Cyclo Therapeutics, Inc.	Financing Transactions		Merger		Pro Forma Combined
EQUITY (DEFICIT)
Class A common stock, $0.01 par value; 35,000,000 shares authorized, 787,163 shares issued and outstanding as of October 31, 2024	8	—	—		—		8
Class B common stock, $0.01 par value; 200,000,000 shares authorized, 24,135,035 issued and 23,785,043 outstanding (excluding treasury shares of 101,487) as of October 31, 2024	238	—	—		71	C5	309
Cyclo Common stock, par value $.0001 per share	—	3	—		(3)	C6	—
Additional paid-in capital	280,359	89,538	2,500	H	(92,038)	C6	293,540
					12,436	C5
					281	C7
					464	C8
Accumulated deficit	(210,749)	(103,014)	—		(2,346)	C	(213,329)
					100,976	C6
					(771)	D
					2,038	E
					537	E1
Treasury stock, at cost; 101,487 Class B shares as of October 31, 2024	(168)	—	—		—		(168)
Accumulated other comprehensive income related to unrealized loss on available-for-sale securities	132	—	—		—		132
Accumulated other comprehensive income related to foreign currency translation adjustment	3,696	—	—		—		3,696
Total equity (deficit) attributable to controlling shareholders	73,516	(13,473)	2,500		21,645		84,188
Noncontrolling interests	3,868	—	—		—		3,868
TOTAL EQUITY (DEFICIT)	77,384	(13,473)	2,500		21,645		88,056
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$87,835	$5,254	$11,000		$11,157		$115,246

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2024
(in thousands, except share and per share data)

	For the Three Months Ended October 31, 2024	Transaction Accounting Adjustments			Rafael Holdings, Inc. Pro Forma Prior to Financing Transactions and Merger	For the Three Months Ended September 30, 2024	Transaction Accounting Adjustments			Pro Forma Combined
	Rafael Holdings, Inc.	Cornerstone Restructuring	Cornerstone Acquisition	RP Finance Consolidation		Cyclo Therapeutics, Inc.	Financing Transactions	Merger
REVENUE
Product Sales	$—	$—	$—	$—	$—	$234	$—	$—		$234
Infusion Technology	51	—	—	—	51	—	—	—		51
Rental – Third Party	50	—	—	—	50	—	—	—		50
Rental – Related Party	27	—	—	—	27	—	—	—		27
Total revenue	128	—	—	—	128	234	—	—		362

COSTS AND EXPENSES
Cost of sales	—	—	—	—	—	17	—	—		17
Cost of Infusion Technology Revenue	37	—	—	—	37	—	—	—		37
General and administrative	2,523	—	—	—	2,523	3,011	—	(1,124)	CC	4,410
Research and development	1,326	—	—	—	1,326	5,493	—	—		6,819
Depreciation and amortization	86	—	—	—	86	2	—	40	AA1	128
Loss from operations	(3,844)	—	—	—	(3,844)	(8,289)	—	1,084		(11,049)

Interest expense	(162)	—	—	—	(162)	—	—	—		(162)
Interest income	568	—	—	—	568	549	—	—		1,117
Realized gain on available-for-sale securities	194	—	—	—	194	—	—	—		194
Unrealized loss on investment – Cyclo Therapeutics Inc.	(4,365)	—	—	—	(4,365)	—	—	4,365	AA	—
Unrealized loss on convertible notes receivable, due from Cyclo Therapeutics Inc.	(1,588)	—	—	—	(1,588)	—	—	1,588	EE	—
Loss on change in fair value of convertible promissory note	—	—	—	—	—	(1,467)	—	1,467	EE	—
Other income	(2)	—	—	—	(2)	374	—	—		372
Loss from continuing operations before income taxes	(9,199)	—	—	—	(9,199)	(8,833)	—	8,504		(9,528)
Provision for income taxes	(12)	—	—	—	(12)	—	—	—		(12)
Net loss from continuing operations	(9,211)	—	—	—	(9,211)	(8,833)	—	8,504		(9,540)
Net loss attributable to noncontrolling interests	(205)	—	—	—	(205)	—	—	—		(205)
Net loss from continuing operations attributable to controlling shareholders	$(9,006)	$—	$—	$—	$(9,006)	$(8,833)	$—	$8,504		$(9,335)

Loss per share from continuing operations attributable to common stockholders
Basic and diluted loss from continuing operations per share	$(0.37)				$(0.37)					$(0.30)

Weighted average number of shares used in calculation of loss per share
Basic and diluted	24,062,854				24,062,854			7,106,065	FF	31,168,919

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2024
(in thousands, except share and per share data)

	For the Year Ended July 31, 2024	For the period from August 1, 2023 to March 13, 2024	Transaction Accounting Adjustments					Rafael Holdings, Inc. Pro Forma Prior to Financing Transactions and Merger	For the Twelve Months Ended September 30, 2024	Transaction Accounting Adjustments			Pro Forma Combined
	Rafael Holdings, Inc.	Cornerstone Pharmaceuticals, Inc.	Cornerstone Restructuring		Cornerstone Acquisition		RP Finance Consolidation		Cyclo Therapeutics, Inc.	Financing Transactions	Merger
REVENUE
Product Sales	$—	$—	$—		$—		$—	$—	$870	$—	$—		$870
Infusion Technology	355	—	—		—		—	355	—	—	—		355
Rental – Third Party	174	—	—		—		—	174	—	—	—		174
Rental – Related Party	108	—	—		—		—	108	—	—	—		108
Total revenue	637	—	—		—		—	637	870	—	—		1,507

COSTS AND EXPENSES
Cost of sales	—	—	—		—		—	—	57	—	—		57
Cost of Infusion Technology Revenue	154	—	—		—		—	154	—	—	—		154
General and administrative	8,854	2,150	—		—		—	11,004	9,515	—	276	BB	22,069
											1,274	CC
Research and development	4,170	2,183	—		—		—	6,353	15,975	—	—		22,328
In-process research and development expense	89,861	—	—		—		—	89,861	—	—	—		89,861
Depreciation and amortization	225	—	—		—		—	225	11	—	160	AA1	396
Loss from operations	(102,627)	(4,333)	—		—		—	(106,960)	(24,688)	—	(1,710)		(133,358)

Interest expense	(248)	(6,519)	1,406	GG	(415)	KK	—	(673)	—	—	—		(673)
			92	HH
			248	II
			(2)	II1
			4,765	JJ
Interest income	2,383	4	(92)	HH1	—		—	2,295	591	—	—		2,886
Loss on initial investment in Day Three upon acquisition	(1,633)	—	—		—		—	(1,633)	—	—	—		(1,633)
Realized gain on available-for-sale securities	1,772	—	—		—		—	1,772	—	—	—		1,772
Realized loss on investment in equity securities	(46)	—	—		—		—	(46)	—	—	—		(46)
Realized gain on investment – Cyclo Therapeutics Inc.	424	—	—		—		—	424	—	—	(424)	DD	—
Unrealized gain on investment – Cyclo Therapeutics Inc.	37	—	—		—		—	37	—	—	(37)	AA	—
Unrealized gain on convertible notes receivable, due from Cyclo Therapeutics Inc.	1,191	—	—		—		—	1,191	—	—	(1,191)	EE	—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
FOR THE YEAR ENDED JULY 31, 2024
(in thousands, except share and per share data)

	For the Year Ended July 31, 2024	For the period from August 1, 2023 to March 13, 2024	Transaction Accounting Adjustments					Rafael Holdings, Inc. Pro Forma Prior to Financing Transactions and Merger	For the Twelve Months Ended September 30, 2024	Transaction Accounting Adjustments			Pro Forma Combined
	Rafael Holdings, Inc.	Cornerstone Pharmaceuticals, Inc.	Cornerstone Restructuring		Cornerstone Acquisition		RP Finance Consolidation		Cyclo Therapeutics, Inc.	Financing Transactions	Merger
Unrealized gain on investments – Hedge Funds	63	—	—		—		—	63	—	—	—		63
Recovery of receivables from Cornerstone Pharmaceuticals	31,305	—	—		—		—	31,305	—	—	—		31,305
Change in fair value of derivative liabilities	—	(2,076)	2,076	JJ	—		—	—	—	—	—		—
Loss on sale of fixed assets	—	(43)	—		—		—	(43)	—	—	—		(43)
Gain on forgiveness of accounts payable	—	2,102	—		—		—	2,102	—	—	—		2,102
Loss on change in fair value of convertible promissory note	—	—	—		—		—	—	(2,178)	—	2,178	EE	—
Other income	118	—	—		—		—	118	1,476	—	—		1,594
Loss from continuing operations before income taxes	(67,261)	(10,865)	8,493		(415)		—	(70,048)	(24,799)	—	(1,184)		(96,031)
Benefit from income taxes	2,680	—	—		—		—	2,680	—	—	—		2,680
Equity in loss of Day Three	(422)	—	—		—		—	(422)	—	—	—		(422)
Net loss from continuing operations	(65,003)	(10,865)	8,493		(415)		—	(67,790)	(24,799)	—	(1,184)		(93,773)
Net loss attributable to noncontrolling interests	(30,593)	—	—		(889)	LL	—	(31,482)	—	—	—		(31,482)
Net loss from continuing operations attributable to controlling shareholders	$(34,410)	$(10,865)	$8,493		$474		$—	$(36,308)	$(24,799)	$—	$(1,184)		$(62,291)

Loss per share from continuing operations attributable to common stockholders
Basic and diluted loss from continuing operations per share	$(1.45)							$(1.53)					$(2.02)

Weighted average number of shares used in calculation of loss per share
Basic and diluted	23,745,516							23,745,516			7,106,065	FF	30,851,581

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.  Description of the Merger and Financing Transactions

On August 21, 2024, Rafael Holdings, Inc. (“Rafael”), entered into an Agreement and Plan of Merger, as amended as of December 18, 2024 and on February 4, 2025 (the “Merger Agreement”), by and among: Rafael, Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Rafael (“First Merger Sub”), Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Rafael (“Second Merger Sub” and together with First Merger Sub, the “Merger Subs”), and Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”). The Merger Agreement and the transactions contemplated thereby were unanimously approved by Rafael’s and Cyclo’s boards of directors (the “Boards”). The Merger also requires approval of Cyclo’s stockholders, and the issuance of Rafael’s Class B Common Stock, $0.01 par value per share (“Rafael Class B Common Stock”) in the Merger (as defined below herein in Note 1 to the unaudited pro forma condensed combined financial information) requires approval by Rafael’s stockholders. Upon such approvals and satisfaction or waiver of all other conditions set forth in the Merger Agreement and the effectiveness of this registration statement on Form S-4 to register the shares of Rafael Class B Common Stock to be issued in the Merger, the Merger will be consummated (the date upon which is referred to as the “Closing Date”).

On December 18, 2024, Rafael entered into an Amendment to Agreement and Plan of Merger with Cyclo, pursuant to which the parties have agreed that the Merger is to be completed on or prior to February 15, 2025.

On February 4, 2025, Rafael entered into Amendment No. 2 to Agreement and Plan of Merger with Cyclo, pursuant to which the parties have agreed that the Merger is to be completed on or prior to March 31, 2025.

Rafael’s Prior Investment in Cyclo Therapeutics, Inc. as of October 31, 2024

On May 2, 2023, Rafael entered into a Securities Purchase Agreement (the “Cyclo SPA”) with Cyclo. Rafael purchased from Cyclo (i) 2,514,970 shares of Cyclo Common Stock (the “Purchased Shares”) and (ii) a warrant to purchase 2,514,970 shares of Cyclo Common Stock with an exercise price of $0.71 per share (the “Cyclo I Warrant”), at a combined purchase price equal to $0.835 per Purchased Share and Cyclo I Warrant to purchase one share, for an aggregate purchase price of $2.1 million. The Cyclo I Warrant is exercisable until August 1, 2030.

On August 1, 2023, pursuant to a Securities Purchase Agreement (the “Cyclo II SPA”) dated June 1, 2023, Rafael purchased an additional 4,000,000 shares of Cyclo Common Stock (the “Cyclo II Shares”), and received a warrant to purchase an additional 4,000,000 shares of Cyclo Common Stock (the “Cyclo II Warrant”), for an aggregate purchase price of $5,000,000. The Cyclo II Warrant has an exercise price of $1.25 per share and is exercisable until August 1, 2030.

On October 20, 2023, Rafael exercised the Cyclo I Warrant to purchase 2,514,970 shares of Cyclo Common Stock at an exercise price of $0.71 per share, pursuant to a Securities Purchase Agreement dated October 20, 2023, and received a new warrant (the “Cyclo III Warrant”) to purchase 2,766,467 shares of Cyclo Common Stock at an exercise price of $0.95 per share. The Cyclo III Warrant is exercisable until October 20, 2027. Both the Cyclo II Warrant and Cyclo III Warrant (collectively, the “Rafael-Owned Cyclo Warrants”) are subject to the restriction that exercise(s) do not convey more than 49% ownership of Cyclo Common Stock to Rafael (the “Cyclo Blocker”).

Rafael’s ownership of 9,029,940 shares of outstanding Cyclo Common Stock and the Rafael-Owned Cyclo Warrants are collectively referred to herein in the unaudited pro forma condensed combined financial information as “Rafael’s Prior Investment in Cyclo.” The total aggregate fair value of Rafael’s Prior Investment in Cyclo, included as ‘Investments — Cyclo Therapeutics Inc.’ on Rafael’s historical balance sheet, was $7.6 million as of October 31, 2024.

The Merger

The Merger Agreement provides for, among other things, that at the First Merger Effective Time (the “First Effective Time”), First Merger Sub will merge with and into Cyclo (the “First Merger”), First Merger Sub will cease to exist, and Cyclo will become a wholly-owned subsidiary of Rafael. Immediately following the First Merger, Cyclo will merge with and into Second Merger Sub, with Second Merger Sub being the Surviving Entity (the “Surviving Entity”) of the second merger (the “Second Merger” and together with the First Merger, the “Merger”).

The Merger is expected to close in the first calendar quarter of 2025, following the receipt of the required approvals by Rafael and Cyclo stockholders and the fulfillment of other customary closing conditions.

Following the consummation of the Merger, Rafael will own 100% of the outstanding equity interests in the Surviving Entity owning the business of Cyclo.

Rafael has been determined to be the accounting acquirer in the Merger for financial reporting purposes as Rafael became the primary beneficiary of Cyclo, a VIE that constitutes a business. In accordance with Accounting Standards Codification (“ASC”) Topic 810, Consolidations, (“ASC 810”), the initial consolidation of a VIE that is a business is a business combination and shall be accounted for in accordance with the provisions in ASC Topic 805, Business Combinations, (“ASC 805”).

Consideration to Cyclo Equity Holders in the Merger

At the First Effective Time: (i) any shares of Cyclo Common Stock then held by Cyclo or in Cyclo’s treasury immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (ii) any shares of Cyclo Common Stock then held by Rafael immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (iii) except as provided in (i) and (ii) above, each share of Cyclo Common Stock issued and outstanding immediately prior to the First Effective Time shall cease to be an existing and issued share of Cyclo Common Stock, and shall be converted, by virtue of the First Merger and without any action on the part of the holders thereof, into the right to receive a number of validly issued, fully paid and nonassessable shares of Rafael Class B Common Stock determined based upon the Exchange Ratio (as defined below). The shares of Rafael Class B Common Stock to be issued upon conversion of the Cyclo Common Stock are referred to as the “Merger Consideration”.

The “Exchange Ratio” means, the quotient (rounded down to four decimal places) obtained by dividing (x) $0.95 by (y) the sum of the (A) Total Net Cash Amount (as defined below), plus (B) the Total Loan Amount (as defined below), divided by the total number of shares of Rafael Capital Stock (as defined below) outstanding at the First Effective Time, including any shares of Rafael Capital Stock issuable upon exercise or conversion of outstanding securities of Rafael with exercise or conversion prices that are no greater than 150% of the then market price for the Rafael Class B Common Stock.

The “Total Net Cash Amount” is defined in the Merger Agreement as (a) the sum of the total of (i) cash, cash equivalents and marketable securities of Rafael as of the Closing Date; and (ii) Included Assets (as defined below), minus (b) the amount of Rafael’s current liabilities (on an unconsolidated basis), including, without limitation, accounts payable and accrued expenses, as of the end of the last month immediately prior to the Closing Date, updated for material changes to such amounts following such date until the Closing Date, and determined in a manner consistent with the manner such liabilities were historically reflected in Rafael’s financial statements.

The “Included Assets” is defined in the Merger Agreement as the appraised value of the real estate located at 5 Shlomo Levy Street, Har Hotzvim, Jerusalem and the value of the Globis Capital Partners, L.P. holdings as of the latest calendar quarter ending prior to the First Effective Time. “Total Loan Amount” shall mean the outstanding principal amount of all amounts loaned by Rafael to Cyclo between June 11, 2024, and the Closing, including, without limitation, those amounts represented by the Financing Transactions (as defined below), plus the accrued and unpaid interest thereon as of the date of the Closing.

The “Rafael Capital Stock” is defined in the Merger Agreement as the Rafael Class B Common Stock, $0.01 par value per share, the Rafael Class A common stock, par value $0.01 per share, and the Rafael preferred stock, $0.01 par value per share.

All compensatory options to purchase Cyclo Common Stock shall be converted into options to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock, based upon the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share, based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in outstanding warrant agreements, all outstanding warrants to purchase Cyclo Common Stock (other than those held by Rafael which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, based upon the Exchange Ratio, at an exercise price per share, based upon the Exchange Ratio. Certain Cyclo warrants have the right to elect to receive cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock.

For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

No fractional shares of Rafael Class B Common Stock will be issued in connection with the Merger, and holders of Cyclo Common Stock who would otherwise be entitled to receive a fraction of a share of Rafael Class B Common Stock, shall, in lieu of any such fractional shares to which they would otherwise be entitled, receive the number of shares of Rafael Class B Common Stock to which such holder of Cyclo Common Stock would be entitled to receive aggregated and rounded up to the nearest whole share.

Cyclo Securities held by Rafael

Cyclo Common Stock and warrants held by Rafael will be cancelled and retired and shall cease to exist upon consummation of the Merger.

The Cyclo Convertible Notes (as defined below) which are outstanding at the closing of the Merger will be forgiven at the closing of the Merger.

Funding Commitment

Rafael has agreed, so long as Cyclo is not in active discussions regarding an acquisition proposal, to fund Cyclo through the earlier of the consummation of the Merger or termination of the Merger Agreement in such amounts as may be necessary for Cyclo to operate its business and pay its debts and obligations as they become due, provided that Cyclo is being operated in a manner consistent with the terms of the Merger Agreement and the financial forecast previously shared with Rafael (the “Pre-Closing Funding”). Following the closing, Rafael will fund Cyclo’s TransportNPC™ clinical trial to its 48-week interim analysis up to a maximum amount, when added to the Pre-Closing Funding, of $25 million. The aggregate Pre-Closing Funding that has taken place through the filing of the registration statement of which this joint proxy statement/prospectus forms a part, are referred to herein as the “Financing Transactions” which is described in Notes 6 and 8 to this unaudited pro forma combined financial information.

Description of the Financing Transactions

Between June 11, 2024 and February 4, 2025, Rafael purchased in aggregate, $21.0 million in principal for nine (9) Cyclo Convertible Notes (as defined in Note 6 to this unaudited pro forma condensed combined financial information) each with a maturity date of March 31, 2025, as amended, and each of which bears interest at a rate of 5% per annum payable upon maturity.

On December 23, 2024, Rafael exercised its discretionary conversion option under the Cyclo Convertible Notes, converting $2.5 million in outstanding principal amount of the Cyclo Convertible Note III, issued on August 21, 2024, into 3,968,254 shares of Cyclo Common Stock (the “Conversion”) at a conversion price of $0.63 per share, which was the closing price of Cyclo’s Common Stock on The NASDAQ Capital Market on December 20, 2024, the trading date immediately preceding the date of the Conversion. Following the Conversion, Rafael’s ownership increased to 12,998,194 shares, representing 39.5% ownership, of outstanding Cyclo Common Stock.

The accounting treatment for the Cyclo Convertible Notes, and the related unaudited pro forma condensed combined transaction accounting adjustments, are described in Notes 6 and 8, respectively, to this unaudited pro forma condensed combined financial information.

Note 2.  Description of the Cornerstone Restructuring, Cornerstone Acquisition, and RP Finance Consolidation

On March 13, 2024, Rafael, Cornerstone, and other holders of debt and equity securities of Cornerstone agreed to various transactions which effected a recapitalization and restructuring of Cornerstone (the “Cornerstone Restructuring”), as disclosed in Rafael’s July 31, 2024 Form 10-K which is incorporated by reference herein, and for which certain aspects of the Cornerstone Restructuring affecting the unaudited pro forma condensed combined statements of operations for the year ended July 31, 2024 are detailed below.

In the Cornerstone Restructuring, Rafael purchased shares of Cornerstone’s common stock that gave Rafael control over approximately 67% of the issued and outstanding common stock of Cornerstone, which became a consolidated subsidiary of Rafael on March 13, 2024 (the “Cornerstone Acquisition”). For accounting purposes, Rafael was determined to be the acquirer, as Rafael has been determined to be the primary beneficiary of Cornerstone, a VIE, in accordance with ASC 810, that is not a business in accordance with U.S. GAAP as substantially all of the fair value of Cornerstone’s gross assets was concentrated within in-process research and development (“IPR&D”), an intangible asset. Accordingly, the Cornerstone Acquisition was accounted for as an asset acquisition and the fair value of the IPR&D asset acquired with no alternative future use was charged to expense at the acquisition date. Rafael’s historical consolidated statement of operations for the year ended July 31, 2024 included IPR&D expense of $89.9 million, related to the IPR&D asset acquired with no alternative future use. For Rafael, the Cornerstone Acquisition is the result of the Cornerstone Restructuring.

In conjunction with the Cornerstone Acquisition, Rafael reassessed its relationship with RP Finance and, as a result of the Cornerstone Restructuring and resulting Cornerstone Acquisition, determined that RP Finance is still a VIE and that Rafael is now considered the primary beneficiary of RP Finance as Rafael now holds the ability to control repayment of the RPF Line of Credit, which directly impacts RP Finance’s economic performance. Therefore, Rafael has consolidated RP Finance as a result of the Cornerstone Acquisition on March 13, 2024 (the “RP Finance Consolidation”). The RP Finance Consolidation is accounted for as an acquisition of a VIE that is not a business in accordance with U.S. GAAP as RP Finance does not meet the definition of a business under U.S. GAAP.

Background of Rafael’s prior investments in Cornerstone

Prior to the Cornerstone Restructuring, Rafael (individually and together with its subsidiaries, and through an equity method investment in RP Finance) held certain debt and equity investments in Cornerstone which are detailed in Rafael’s July 31, 2024 Form 10-K.

Cornerstone Restructuring

On March 13, 2024, Cornerstone completed the Cornerstone Restructuring. Rafael incurred transaction costs of approximately $0.7 million which are included in Rafael’s historical consolidated statement of operations for the year ended July 31, 2024 and Cornerstone incurred transaction costs of approximately $0.6 million which are included in Cornerstone’s historical consolidated statement of operations for the period from August 1, 2023 to March 13, 2024. The Cornerstone Restructuring transaction costs are non-recurring. The Cornerstone Restructuring included the following certain transactions that affected the unaudited pro forma condensed combined statements of operations for the year ended July 31, 2024:

(i)     Cornerstone offered shares of Cornerstone’s common stock to all holders of Cornerstone’s promissory notes convertible into the Cornerstone Series C Preferred Stock (the “Series C Convertible Notes”) with the purchase price to be paid through conversion of the outstanding principal amount and accrued interest on their Series C Convertible Notes held by each holder into Cornerstone’s common stock (the “Series C Convertible Notes Exchange”). Rafael notes that approximately 94% of the Series C Convertible Notes participated in the Series C Convertible Notes Exchange and were converted into shares of Cornerstone’s common stock in the Cornerstone Restructuring. Of the Series C Convertible Notes that did not participate in the Series C Convertible Notes Exchange, a portion of the Series C Convertible Notes were amended in the Cornerstone Restructuring to (i) extend the maturity date thereof to May 31, 2028, and (ii) provide that, on conversion thereof, the converting holder will receive shares of Cornerstone’s common stock. The remaining Series C Convertible Notes remain outstanding and were not amended in connection with the Cornerstone Restructuring. Refer to adjustments II and II1 in Note 8 to this unaudited pro forma condensed combined financial information.

(ii)    Rafael converted the outstanding principal and accrued interest under a loan by it to Cornerstone under a line of credit agreement (the “RFL Line of Credit”) into shares of Cornerstone’s common stock. The conversion of the RFL Line of Credit, inclusive of accrued interest, into equity in Cornerstone represented a recovery of a previously written-off asset, and Rafael recorded the recovery in accordance with ASC 326, by recognizing a gain of $30.6 million in the year ended July 31, 2024, in conjunction with and immediately prior to the Cornerstone Restructuring equal to the fair value of the Cornerstone’s common stock, up to the amount of principal and accrued interest on the instrument, that was received in settlement of the RFL Line of Credit in connection with the Cornerstone Restructuring. Refer to adjustment GG in Note 8 to this unaudited pro forma condensed combined financial information for the elimination of interest expense recorded on this RFL Line of Credit in Cornerstone’s historical financial statements.

(iii)   Rafael converted the outstanding principal and accrued interest under a loan by Rafael to Cornerstone pursuant to a promissory note (the “2023 Promissory Note”) into shares of Cornerstone’s common stock. Rafael recognized a gain of $0.6 million in the year ended July 31, 2024 for the realization of previously unrealized gains on the fair value of the 2023 Promissory Note in other comprehensive loss. Refer to adjustments HH and HH1 in Note 8 to this unaudited pro forma condensed combined financial information for the elimination of interest expense recorded on this 2023 Promissory Note in Cornerstone’s historical financial statements and the elimination of interest income recorded on this 2023 Promissory Note in Rafael’s historical financial statements, respectively.

(iv)   Cornerstone and RP Finance amended the historical line of credit (“RPF Line of Credit”) to (i) extend the maturity date to May 31, 2028, (ii) limit the number of shares to be issued thereunder in respect of anti-dilution protection provided for therein in connection with the Cornerstone Restructuring and to provide RP Finance shares of Cornerstone’s common stock so that following the Cornerstone Restructuring, RP Finance holds six percent (6%) of the outstanding common stock of Cornerstone (the “RPF 6% Top Up Shares”), (iii) terminate any anti-dilution protection in respect of such ownership interest following consummation of the Cornerstone Restructuring, and (iv) terminate all future lending obligations of RP Finance under the RPF Line of Credit (as so amended, the “Amended RPF Line of Credit”). In recognizing the effects of the modification, Cornerstone’s historical deferred offering costs and the historical derivative liability (related to anti-dilution protection under the RPF Line of Credit) were eliminated. Refer to adjustments JJ in Note 8 to this unaudited pro forma condensed combined financial information.

(v)    Rafael recognized a gain in the amount of $720 thousand in the year ended July 31, 2024 on the reversal of a reserve on a receivable due from Cornerstone, which was previously fully reserved for by Rafael. This gain when taken with the $30.6 million gain described in (ii) above resulted in the total recovery of $31.3 million recorded in Rafael’s historical financial statements for the year ended July 31, 2024.

Note 3.  Basis of Presentation of Pro Forma Financial Information

The Merger is expected to be accounted for as a business combination pursuant to ASC 805, where Rafael is the acquirer and the assets and liabilities of Cyclo are preliminarily measured and recognized based on their estimated fair values as of the date of the Merger. The unaudited pro forma condensed combined balance sheet was prepared as if the Merger and Financing Transactions occurred on October 31, 2024, and the unaudited pro forma condensed combined statements of operations for the three months ended October 31, 2024, and for the year ended July 31, 2024 were prepared as if the Merger and Financing Transactions occurred on August 1, 2023. The fair value measurements utilize estimates based on key assumptions as of the Merger date, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed.

As detailed in Note 2 above, Rafael acquired Cornerstone on March 13, 2024, which was a significant acquisition pursuant to Rule 3-05 of Regulation S-X and for which pro-forma effect is required in this registration statement pursuant to Article 11 of Regulation S-X. The Cornerstone Acquisition, and the related transactions including the Cornerstone Restructuring and RP Finance Consolidation are detailed in Note 2 and Note 8 to this unaudited pro forma condensed combined financial information.

Rafael and Cyclo have different fiscal year ends. Rafael’s fiscal year end is July 31 and Cyclo’s fiscal year end is December 31. The following unaudited pro forma condensed combined financial statements have been prepared to present first, the combination on a pro forma basis of the historical financial statements of Rafael and Cornerstone, after giving effect to the Cornerstone Restructuring, the Cornerstone Acquisition, and the RP Finance Consolidation, as defined in Note 2 to the unaudited pro forma condensed combined financial information and second, the historical financial statements of Cyclo, after giving effect to the Financing Transactions and the Merger.

The unaudited pro forma condensed combined balance sheet as of October 31, 2024 combines (i) the unaudited consolidated balance sheet of Rafael as of October 31, 2024, included in Rafael’s Form 10-Q filed with the SEC on December 11, 2024 (and which already reflected the Cornerstone Acquisition, the Cornerstone Restructuring and the RP Finance Consolidation) and (ii) the unaudited balance sheet of Cyclo as of September 30, 2024, included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2024, and gives pro forma effect to the Merger and the Financing Transactions as if they had collectively occurred on October 31, 2024.

The unaudited pro forma condensed combined statement of operations for the three month period ended October 31, 2024 combines, on a pro forma basis and in accordance with the requirements of Article 11 of Regulation S-X:

(1)    (i) the unaudited interim consolidated statement of operations of Rafael for the three month period ended October 31, 2024, which is included in Rafael’s Form 10-Q filed with the SEC on December 11, 2024, and (ii) the unaudited interim statement of operations of Cyclo for the three month period ended September 30, 2024, which is included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2024, and

(2)    the pro forma effect of the Cornerstone Restructuring, Cornerstone Acquisition, RP Finance Consolidation, Financing Transactions and Merger (collectively, the “Transactions”) as if they had collectively occurred on August 1, 2023.

The unaudited pro forma condensed combined statement of operations for the year ended July 31, 2024 combines, on a pro forma basis and in accordance with the requirements of Article 11 of Regulation S-X:

(1)    (i) the audited consolidated statement of operations of Rafael for the year ended July 31, 2024, which is included in Rafael’s Form 10-K filed with the SEC on November 7, 2024, and as amended which is included in Rafael’s Form 10-K/As filed with the SEC on December 20, 2024 and January 8, 2025, (ii) the unaudited interim consolidated statement of operations of Cornerstone for the period from August 1, 2023 through March 13, 2024, the date after which Cornerstone is reflected in Rafael’s operations, as derived from Cornerstone’s historical financial statements; Rafael has included Cornerstone’s unaudited historical financial statements for the six months ended January 31, 2024 in Exhibit No. 99.5 to the Registration Statement, and (iii) the unaudited statement of operations of Cyclo for the twelve month period ended September 30, 2024, as calculated by (A) adding the amounts in the unaudited interim consolidated statement of operations of Cyclo for the nine months ended September 30, 2024, which is included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2024, to (B) the unaudited interim consolidated statement of operations of Cyclo for the three months ended December 31, 2023, as calculated by subtracting the amounts in the unaudited interim consolidated statement of operations of Cyclo for the nine months ended September 30, 2023, which is included in Cyclo’s Form 10-Q filed with the SEC on November 14, 2023, from the amounts in the audited annual consolidated statement of operations of Cyclo for the year ended December 31, 2023, which is included in Cyclo’s Form 10-K filed with the SEC on March 18, 2024, as amended in Cyclo’s Form 10-K/As filed with the SEC on April 29, 2024, November 26, 2024, and December 18, 2024, respectively, and

(2)    the pro forma effect of the Cornerstone Restructuring, Cornerstone Acquisition, RP Finance Consolidation, Financing Transactions and Merger (collectively, the “Transactions”) as if they had collectively occurred on August 1, 2023.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited and unaudited historical financial statements and related notes of Rafael, Cornerstone, and Cyclo, as referred to above, which are incorporated by reference in this joint proxy statement/prospectus.

Rafael’s management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this joint proxy statement/prospectus. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available through the effective date of the Registration Statement. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Transactions. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Rafael following the Transactions.

Note 4.  Conforming Accounting Policies

In connection with the consummation of the Merger, Rafael will perform a comprehensive review of its and Cyclo’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when the Cyclo policies are conformed to those of Rafael, could have a material impact on the consolidated financial statements of Rafael. Based on its initial analysis for purposes of preparing this unaudited pro forma condensed combined financial information, management did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not reflect any adjustments for differences in accounting policies.

Note 5.  Conversion of Cyclo Options and Warrants

Conversion of Stock Options

Cyclo accounts for stock-based compensation arrangements with employees, non-employee directors, and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based awards, including stock options, over the vesting period of the award. At the First Effective Time, all compensatory Cyclo options (the “Cyclo Options”) to purchase Cyclo Common Stock, immediately prior to the Merger, that are then outstanding and unexercised shall be converted into options to acquire, on substantially similar terms and conditions, a number of shares, which are subject to adjustment based on the Exchange Ratio, of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent) (the “Rollover Options”).

Exchanges of share options or other share-based payment awards in conjunction with a business combination are modifications of share-based payment awards in accordance with Accounting Standard Codification Topic 718, Compensation — Stock Compensation (“ASC 718”). Pursuant to Accounting Standard Codification Topic 805, Business Combinations (“ASC 805”), when an acquirer is obligated to replace an acquiree’s compensatory stock-based awards, either all or a portion of the fair-value-based measure of the acquirer’s replacement awards, on an award-by-award basis, shall be included in measuring the consideration transferred in the business combination. The acquirer is obligated to replace the acquiree awards if the acquiree or its grantees have the ability to enforce replacement. The fair-value-based measure of both the Cyclo Options and the Rollover Options were measured, on an award-by-award basis, as of the closing of the Merger, and allocated between consideration transferred and compensation for post-Merger services. As described in Note 7 and Note 8 to this unaudited pro forma condensed combined financial information, the fair-value based measure of the Cyclo Options attributable to pre-Merger vesting, not to exceed the fair-value based measure of the Rollover Options, is included in the Merger Consideration, and if the fair-value based measure of the Rollover Options exceeds the fair-value based measure of the Cyclo Options attributable to pre-Merger vesting, the difference between the fair-value based measure of the Rollover Options and the fair-value based measure of the Cyclo Options attributable to pre-Merger vesting will be recorded as post-Merger compensation costs in the consolidated financial statements of Rafael subsequent to the closing of the Merger.

Conversion of Warrants, cash paid to satisfy certain Cyclo Warrants and cancellation of Rafael’s Cyclo Warrants

In accordance with the Merger Agreement, unless otherwise provided for in outstanding warrant agreements, all outstanding warrants to purchase Cyclo Common Stock, (the “Cyclo Warrants”), other than those held by Rafael (the “Rafael-Owned Cyclo Warrants”, as defined above) which will be cancelled, will automatically be converted into warrants to purchase a number of shares, subject to adjustment based on the Exchange Ratio, of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio (the “Replacement Warrants”). Certain Cyclo warrants provide the holder with the right to elect to receive cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock. The terms of the Replacement Warrants shall be substantially similar to those of the Cyclo Warrants.

Pursuant to ASC 805, the total purchase consideration in a business combination shall include the fair value on the date of the closing of the Merger of the acquirer’s previously held equity interests in the acquiree. Prior to the execution of the Merger Agreement, Rafael owned 6,766,467 Cyclo Warrants. The fair value of these Cyclo Warrants held by Rafael immediately prior to the First Effective Time, is included in the total purchase consideration, representing the fair value on the Closing Date of the Merger, of Rafael’s previously held equity interests in Cyclo. Refer to Note 7 and Note 8 to this unaudited pro forma condensed combined financial information for further information.

Pursuant to ASC 805, equity interests issued by the acquirer, such as the Replacement Warrants, shall be included within the total purchase consideration and measured at fair value on the Closing Date of the Merger. Additionally, pursuant to ASC 805, the fair value of the cash payout to the holders of certain Cyclo Warrants which elected to receive cash payments in lieu of receiving Replacement Warrants, shall be included within the total purchase consideration as measured at fair value on the Closing Date of the Merger. As described in Note 7 and Note 8 to this unaudited pro forma condensed combined financial information, the fair value of the Replacement Warrants and the fair value of the aforementioned cash payments, are included in the Merger Consideration.

Note 6.  Accounting Treatment for the Financing Transactions

On June 11, 2024, Rafael entered into a Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2 million (the “Cyclo Convertible Note I”) to Rafael for $2 million in cash. The Cyclo Convertible Note I was issued with a maturity date of November 11, 2024 and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note I is convertible into shares of Cyclo Common Stock at the option of Rafael unless converted automatically upon certain events, as defined in the Note Purchase Agreement.

On July 16, 2024, Rafael entered into an Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2 million (the “Cyclo Convertible Note II”) to Rafael for $2 million in cash. The Cyclo Convertible Note II was issued with a maturity date of November 11, 2024, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note II is convertible into shares of Cyclo Common Stock at the option of Rafael unless converted automatically upon certain events, as defined in the Note Purchase Agreement.

On August 21, 2024, Rafael entered into a Second Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3 million (the “Cyclo Convertible Note III”) to Rafael for $3 million in cash. The Cyclo Convertible Note III was issued with a maturity date of December 21, 2024, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note III is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On September 9, 2024, Rafael entered into a Third Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3 million (the “Cyclo Convertible Note IV”) to Rafael for $3 million in cash. The Cyclo Convertible Note IV was issued with a maturity date of December 21, 2024, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note IV is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On October 8, 2024, Rafael entered into a Fourth Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3 million (the “Cyclo Convertible Note V”) to Rafael for $3 million in cash. The Cyclo Convertible Note V was issued with a maturity date of December 21, 2024, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note V is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

Also on October 8, 2024, the maturity dates of the Cyclo Convertible Note I and the Cyclo Convertible Note II were amended to be December 21, 2024, such that each of the Cyclo Convertible Notes (as defined below) that were outstanding as of October 8, 2024 had a maturity date of December 21, 2024 as of the date of this amendment. The maturity date of the Cyclo Convertible Notes was subsequently amended, as discussed below.

On November 7, 2024, Rafael entered into a Fifth Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2 million (the “Cyclo Convertible Note VI”) to Rafael for $2 million in cash. The Cyclo Convertible Note VI was issued with a maturity date of December 21, 2024, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note VI is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On December 5, 2024, Rafael entered into a Sixth Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $1 million (the “Cyclo Convertible Note VII”) to Rafael for $1 million in cash. The Cyclo Convertible Note VII was issued with a maturity date of December 21, 2024, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note VII is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On December 21, 2024, Rafael entered into an Amendment to Convertible Promissory Notes whereby the maturity date of each of the Cyclo Convertible Notes, as defined below, was amended to be February 15, 2025.

On January 3, 2025, Rafael entered into a Seventh Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3 million (the “Cyclo Convertible Note VIII”) to Rafael for $3 million in cash. The Cyclo Convertible Note VIII was issued with a maturity date of February 15, 2025, and was amended to a maturity date of March 31, 2025 as described below, and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note VIII is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On February 4, 2025, Rafael entered into an Eighth Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $2 million (the “Cyclo Convertible Note IX”) to Rafael for $2 million in cash. The Cyclo Convertible Note IX matures on March 31, 2025 and bears interest at a rate of 5% per annum, payable upon maturity. The principal amount of the Cyclo Convertible Note IX is convertible into shares of Cyclo Common Stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans) if, following such conversion, Rafael will beneficially own more than 49.9% of Cyclo Common Stock); and automatically on certain other events.

On February 4, 2025, Rafael entered into an Amendment to Convertible Promissory Notes whereby the maturity date of each of the Cyclo Convertible Notes, as defined below, was amended to be March 31, 2025.

The Cyclo Convertible Note I, the Cyclo Convertible Note II, the Cyclo Convertible Note III, the Cyclo Convertible Note IV, the Cyclo Convertible Note V, the Cyclo Convertible Note VI, the Cyclo Convertible Note VII, the Cyclo Convertible Note VIII, and the Cyclo Convertible Note IX are collectively referred to as the “Cyclo Convertible Notes” (the “Financing Transactions”).

As described above in Note 1 to the unaudited pro forma condensed combined financial information, on December 23, 2024 Rafael converted $2.5 million in outstanding principal amount of the Cyclo Convertible Note III into 3,968,254 shares of Cyclo Common Stock.

The Cyclo Convertible Notes are required to be measured at fair value pursuant to ASC 825 Financial Instruments (“ASC 825”) at their respective dates of issuance and in subsequent reporting periods, due to Rafael’s Prior Investment in Cyclo which Rafael elected to account for under the fair value method, pursuant to ASC 825-10-25-7(b). Subsequent changes in fair value are recorded as unrealized gain or loss as a component of earnings in the consolidated statements of operations and comprehensive loss. In the Transaction Accounting Adjustments columns on the unaudited pro forma condensed combined balance sheet presentation above, the outstanding Cyclo Convertible Notes are presented at their principal amounts plus accrued interest as these outstanding Cyclo Convertible Notes will be included in the purchase consideration of the Merger as they will be forgiven at the closing of the Merger, and Rafael expects the fair value of the Cyclo Convertible Notes to approximate the outstanding principal plus accrued interest at the closing of the Merger. The Convertible notes payable, due to Rafael, representing the Cyclo Convertible Note I, Cyclo Convertible Note II, Cyclo Convertible Note III and Cyclo Convertible Note IV, is recorded at fair value in Cyclo’s historical financial statements as of September 30, 2024. The Convertible notes receivable, due from Cyclo, representing Cyclo Convertible Note I, Cyclo Convertible Note II, Cyclo Convertible Note III, Cyclo Convertible Note IV and Cyclo Convertible Note V are recorded at fair value in Rafael’s historical financial statements as of October 31, 2024. Refer to pro forma adjustments A, B, E, E1, F, G, H and EE in Note 8 to this unaudited pro forma condensed combined financial information for discussion of the adjustments related to the Cyclo Convertible Notes.

Note 7.  Accounting Treatment for the Merger

Upon consummation of, and as a result of the Merger, Rafael would become the primary beneficiary of Cyclo, a VIE that constitutes a business. In accordance with ASC 810, the initial consolidation of a VIE that is a business is a business combination and shall be accounted for in accordance with the provisions in Topic 805.

The guidance in ASC 805 for a step acquisition states that the acquirer shall recognize goodwill on the initial consolidation of Cyclo as of the Closing Date of the Merger, measured as the excess of (a) the sum of (i) the fair value of consideration transferred, (ii) the fair value of any noncontrolling interests in the acquiree, and (iii) the fair value of previously held equity interests, over (b) the net amount of the identifiable assets acquired and liabilities assumed measured in accordance with ASC 805.

The net amount of Cyclo’s identifiable assets and liabilities recognized with respect to the Merger is based upon management’s preliminary estimates of, and assumptions related to, the fair values of assets acquired and liabilities assumed, using currently available information. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The following table presents, in accordance with ASC 805, the sum of (i) the fair value of consideration transferred, (ii) the fair value of any noncontrolling interests in the acquiree, and (iii) the fair value of previously held equity interests (amounts in $000s):

Fair value of consideration	Amounts
Fair value of Rafael Class B Common Stock issued(1)	$12,507
Fair value of Rollover Options(2)	281
Fair value of Replacement Warrants(3)	464
Cash paid to extinguish warrants(4)	1,617
Fair value of the Cyclo Convertible Notes which will be forgiven(5)	18,640
Fair value of equity interests held as of October 31, 2024(6)	5,418
Fair value of equity interests received upon the Conversion(7)	2,381
Total consideration	$41,308

____________

(1)      The fair value of the 7,106,065 shares of Rafael Class B Common Stock issued, in exchange for 19,920,990 shares of Cyclo Common Stock, based on an Exchange Ratio, estimated as 0.3567, which is based on amounts projected as of the expected Closing Date, for the purposes of these unaudited pro forma condensed combined financial statements and that is subject to, and will, change up to the Closing Date of the Merger, is included as part of the consideration transferred. The fair value was measured utilizing a share price of Rafael’s Class B Common Stock of $1.76, which was the share price on January 2, 2025 and which will fluctuate as the trading price changes between January 2, 2025 and the Closing Date. The Exchange Ratio will be determined in accordance with a formula, with certain elements of the formula to be based on the timing of the Closing, and is not yet knowable. The actual Exchange Ratio could be materially different than currently anticipated.

(2)      Represents the fair value-based measure of the Rollover Options expected to be issued by Rafael that is attributable to pre-Merger vesting based on the fair-value-based measure of the pre-Merger vesting of the Cyclo Options over the requisite service period. The fair value of the Rollover Options was measured utilizing a share price of Rafael Class B Common Stock of $1.76 and the pre-Merger fair value of the Cyclo Options was measured utilizing a share price of Cyclo Common Stock of $0.60, which were their respective share prices on January 2, 2025 and will fluctuate as the trading prices change between January 2, 2025 and the Closing Date.

(3)      Represents the fair value of the Replacement Warrants expected to be issued by Rafael that were measured utilizing a share price of Rafael’s Class B Common Stock of $1.76, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date.

(4)      Represents an estimate of the cash-settlement amount to be paid to the holders of 5,498,914 Cyclo warrants that include provisions within their warrant agreements that grants the holders an option to elect cash-settlement upon certain events. The Merger with Cyclo has triggered the option to elect cash-settlement and the holders have indicated, in writing to Cyclo, their non-binding intent to elect to receive cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock (as permitted under the terms of the specified Cyclo warrants). The cash-settlement amount was measured by applying the Black-Scholes option pricing model, utilizing a volume weighted average price (“VWAP”) of Cyclo Common Stock of $0.72, which was the greater of the price per share on January 2, 2025 and the VWAP during the period from the trading day immediately prior to the announcement of the Merger Agreement on August 22, 2024, and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date.

(5)      Represents the outstanding principal and accrued interest on the Cyclo Convertible Notes due to Rafael from Cyclo which will be forgiven as part of the Merger. As of the Closing Date of the Merger, the fair value of the Cyclo Convertible Notes is expected to be equal to the outstanding principal and accrued interest through that date. The outstanding principal and accrued interest on the Cyclo Convertible Notes, as if the Financing Transactions and Merger had collectively occurred on October 31, 2024, is $18.6  million and is included in the consideration of the Merger. Interest will continue to accrue on the Cyclo Convertible Notes up to the Closing Date of the Merger and will be included in the consideration of the Merger at the Closing Date. This outstanding principal and accrued interest of $18.6 million excludes the $2.5 million in outstanding principal amount of the Cyclo Convertible Note III which was converted on December 23, 2024 as described above in Note 1. This amount may increase as Rafael may provide additional Pre-Closing Funding to Cyclo prior to the Closing Date of the Merger.

(6)      Rafael’s Prior Investment in Cyclo represents previously held equity interests in Cyclo as of October 31, 2024 that will be included in the purchase price at their fair values as of the closing of the Merger. The 9,029,940 shares of Cyclo Common Stock previously held by Rafael were valued at $5.4 million based on a share price of Cyclo Common Stock of $0.60, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date. Rafael’s historical Cyclo warrants are ascribed a fair value of $0 in the measurement of previously held equity interests above as their exercise prices are greater than the share price of Cyclo Common Stock of $0.60, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date. The Rafael-Owned Cyclo Warrants will be cancelled at the consummation of the Merger. The fair value of Rafael’s Prior Investment in Cyclo was $7.6 million at October 31, 2024. The remeasurement of Rafael’s Prior Investment in Cyclo for purposes of the unaudited pro forma condensed combined financial information is based upon the fair value as of January 2, 2025 described above, which results in a pro forma adjustment of $2.2 million when compared to the fair value of Rafael’s Prior Investment in Cyclo at October 31, 2024. Refer to adjustment C in Note 8 to this unaudited pro forma condensed combined financial information.

(7)      The 3,968,254 shares of Cyclo Common Stock were acquired by Rafael upon the Conversion, described in Note 1 above and will be included in the purchase price at their fair values as of the closing of the Merger. The 3,968,254 shares of Cyclo Common Stock Rafael received upon the Conversion on December 23, 2024 were issued at a conversion price of $0.63 per share, which was the closing price of Cyclo’s common stock on The NASDAQ Capital Market on December 20, 2024, the trading date immediately preceding the date of the Conversion, and had a fair value of at $2.5 million on the date of the Conversion. The fair value of the 3,968,254 shares of Cyclo Common Stock Rafael received upon the Conversion were subsequently remeasured to $2.4 million, based on a share price of Cyclo Common Stock of $0.60, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date, which results in a pro forma adjustment of $0.1 million when compared to the fair value on the date of the Conversion. Refer to adjustment C in Note 8 to this unaudited pro forma condensed combined financial information.

The following table presents the net amount of the identifiable assets acquired and liabilities assumed and goodwill recognized, as measured in accordance with ASC 805 as of the assumed acquisition date of October 31, 2024 for purposes of preparing this unaudited pro forma condensed combined financial information (amounts in $000s):

Assets acquired and liabilities assumed
Cash	$11,928
Accounts Receivable	188
Inventory	236
Prepaid expenses and other current assets	1,905
Property and equipment	20
Prepaid expenses, noncurrent	1,951
Other assets	26
Intangible assets – customer relationships	1,280
Acquired In Process Research & Development (IPR&D)	31,200
Accounts payable	(5,023)
Accrued expenses	(1,499)
Other current liabilities	(20)
Other liabilities	(7)
Deferred tax liabilities	(9,419)
Total identifiable net assets acquired	$32,766

Goodwill recognized	$8,542

To value the IPR&D and Customer Relationships, Rafael utilized the Multi-Period Excess Earnings Method (“MPEEM”), under the Income Approach. The method considers the present value of excess earnings generated by Cyclo’s IPR&D and customers after taking into account the cost to realize the revenue, charges for contributory assets and an appropriate discount rate to reflect the time value and risk associated with the invested capital. IPR&D acquired represents Cyclo’s research and development activities related to its lead drug candidate Trappsol® Cyclo™ (hydroxypropyl beta cyclodextrin) as a treatment for Niemann-Pick Type C disease (“NPC”). The acquired Customer Relationships are related to Cyclo’s Specialty Chemicals business. The identifiable intangible assets associated with Customer Relationships will be amortized on a straight-line basis over their preliminary estimated useful lives of 8 years. IPR&D and goodwill are considered indefinite lived assets.

The Merger is intended to be treated as a tax-free reorganization and therefore Cyclo’s tax basis in the assets acquired and liabilities assumed will carryover. Accordingly, Rafael will recognize net deferred tax liabilities associated with the Merger with a preliminary carrying value of approximately $9.4 million. The deferred tax liability to be established upon application of purchase accounting under the acquisition method utilized Rafael’s estimated blended federal and statutory tax rate of 29.0%. The net deferred tax liabilities are not expected to result in a reduction of Rafael’s existing valuation allowance.

Note 8.  Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet has been prepared to illustrate the effects of the Financing Transactions and the Merger and the unaudited pro forma condensed combined statements of operations has been prepared to illustrate the effects of the Transactions and have been prepared for informational purposes only. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with (1) the separate historical audited financial statements of Rafael for the year ended July 31, 2024, of Cornerstone for the year ended July 31, 2023, and of Cyclo for the year ended December 31, 2023, which are incorporated by reference into this joint proxy statement/prospectus, and (2) the unaudited interim financial statements of Rafael for the three months ended October 31, 2024, of Cornerstone as of and for the six month period ended January 31, 2024 and of Cyclo as of and for the nine months ended September 30, 2024, which are incorporated by reference into this joint proxy statement/prospectus filed with the Registration Statement.

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet:

Adjustments related to the Financing Transactions

A.     Reflects Rafael’s purchase of Cyclo Convertible Note VI, Cyclo Convertible Note VII, Cyclo Convertible Note VIII, and Cyclo Convertible Note IX for $2.0 million, $1.0 million, $3.0 million and $2.0 million, respectively, in cash which is reflected as a Convertible Note Receivable, due from Cyclo at their respective principal amounts. Rafael’s purchase of Cyclo Convertible Note I, Cyclo Convertible Note II, Cyclo Convertible Note III, Cyclo Convertible Note IV, and Cyclo Convertible Note V in the principal amounts of $2.0 million, $2.0 million, $3.0 million, $3.0 million, $3.0 million, respectively, are reflected in Rafael’s historical balance sheet at their fair values as of October 31, 2024 (refer to adjustment E1 below).

B.   Reflects Cyclo’s issuance of Cyclo Convertible Note V, Cyclo Convertible Note VI, Cyclo Convertible Note VII, Cyclo Convertible Note VIII and Cyclo Convertible Note IX in the principal amounts of $3.0 million, $2.0 million, $1.0 million, $3.0 million and $2.0 million, respectively. Cyclo’s issuance of the Cyclo Convertible Note I, Cyclo Convertible Note II, Cyclo Convertible Note III and Cyclo Convertible Note IV in the principal amounts of $2.0 million, $2.0 million, $3.0 million and $3.0 million, respectively, are reflected in Cyclo’s historical balance sheet at their fair values as of September 30, 2024 (refer to adjustment E below).

Adjustments related to the Merger

C.     Reflects the elimination of (i) Rafael’s Prior Investment in Cyclo, which is carried at its October 31, 2024 fair value of approximately $7.6 million in Rafael’s historical balance sheet, and (ii) the elimination of $2.5 million of Rafael’s investment in Cyclo due to the December 23, 2024 Conversion of a portion of the Cyclo Convertible Note III described above in Note 1 to the unaudited condensed combined pro forma financial information, resulting in a total pro forma elimination of $10.1 million. Rafael’s Prior Investment in Cyclo and the 3,968,254 shares of Cyclo Common Stock received upon the Conversion as described in Note 1, represent previously held equity interests in Cyclo that are included in the purchase price at their fair values as of the closing of the Merger. The 9,029,940 shares of Cyclo Common Stock previously held by Rafael as of October 31, 2024, and the 3,968,254 shares of Cyclo Common Stock Rafael received upon the Conversion described above, were valued at an aggregate total of $5.4 million based on a share price of Cyclo Common Stock of $0.60, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date. Rafael’s historical Cyclo warrants are ascribed a fair value of $0 in the measurement of previously held equity interests as their exercise prices are greater than the share price of Cyclo Common Stock of $0.60, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date. The Rafael-Owned Cyclo Warrants will be cancelled at the consummation of the Merger. The 3,968,254 shares of Cyclo Common Stock Rafael received upon the Conversion on December 23, 2024 were issued at a conversion price of $0.63 per share, described in Note 1 above, and were subsequently remeasured at a share price of Cyclo Common Stock of $0.60, which was the share price on January 2, 2025 and will fluctuate as the trading price changes between January 2, 2025 and the Closing Date. The remeasurement of Rafael’s Prior Investment in Cyclo and the shares received upon the Conversion at the closing of the Merger is based upon the fair value as of January 2, 2025 described above, which results in a pro forma adjustment of approximately $2.3 million to the accumulated deficit when compared to the sum of the fair value of Rafael’s Prior Investment in Cyclo at October 31, 2024 and the fair value of the shares received upon the Conversion on the date of the Conversion.

C1.   Reflects the goodwill of approximately $8.5 million, to be recognized upon consummation of the Merger, measured as the difference between the fair value of consideration Rafael paid to acquire Cyclo over the fair value of the identifiable net assets of Cyclo acquired, as illustrated in Note 7 above.

C2.   Reflects the estimated fair value on the expected Closing Date of the Merger of intangible assets (excluding IPR&D) acquired of approximately $1.3 million.

C3.   Reflects the estimated fair value on the expected Closing Date of the Merger of IPR&D of approximately $31.2 million.

C4.   Reflects recognition of deferred income tax liabilities of approximately $9.4 million upon application of purchase accounting under the acquisition method utilizing Rafael’s blended federal and statutory tax rate of 29.0%.

C5.   Reflects issuance of 7,106,065 shares of Rafael Class B Common Stock, at par value of $0.01, with fair value of approximately $12.5 million, as consideration transferred for 19,920,990 shares of Cyclo Common Stock upon consummation of the Merger.

C6.   Reflects elimination of Cyclo historical equity carrying values upon consummation of the Merger (exclusive of the elimination of pro forma adjustment E described below).

C7.   Reflects approximately $0.3 million recorded to additional paid-in capital for the portion of the fair value-based measure of the Rollover Options that is attributable to pre-Merger vesting based on the fair-value-based measure of the pre-Merger vesting of the Cyclo Options over the requisite service period, which is included in the fair value of the consideration transferred in the purchase price to the Merger.

C8.   Reflects approximately $0.5 million recorded to additional paid-in capital for the fair value of the Replacement Warrants, which is included in the fair value of the consideration transferred in the purchase price to the Merger.

C9.   Reflects approximately $1.6 million for the estimated cash-settlement amount to be paid at the closing of the Merger to holders of certain Cyclo warrants that have elected to receive cash payment in lieu of receiving Replacement Warrants, which is included in the fair value of the consideration transferred in the purchase price to the Merger.

D.   Represents Rafael’s and Cyclo’s preliminary estimated transaction costs of approximately $276 thousand and $495 thousand, respectively, for consulting, legal, accounting, and other professional fees that will be expensed as part of the Merger, and have not already been recognized in Rafael’s historical consolidated statement of operations for the three months ended October 31, 2024 nor for the year ended July 31, 2024 and have not already been recognized in Cyclo’s historical condensed statement of operations for the three nor twelve months ended September 30, 2024. The unaudited pro forma condensed combined balance sheet reflects these costs as an increase to “Accrued expenses.” These costs are reflected as an increase to “Accumulated deficit” and are included as an expense in the unaudited pro forma condensed combined statement of operations for the year ended July 31, 2024 (see entry CC). These costs are non-recurring.

E.    Reflects an adjustment of approximately $2.0 million to the fair value of Cyclo’s liability with respect to the Cyclo Convertible Notes that remain outstanding at the Closing Date, which will be forgiven as part of the Merger, to bring the fair value of the Cyclo Convertible Notes to their outstanding principal amounts and accrued interest of approximately $18.6 million, as if the Financing Transactions and Merger collectively occurred on October 31, 2024. The fair value of the Cyclo Convertible Notes is expected to equal the outstanding principal and accrued interest on the Closing Date. Refer to adjustment EE below for related adjustments to the unaudited pro forma condensed combined statements of operations for the three months ended October 31, 2024 and for the year ended July 31, 2024. The Cyclo Convertible Notes outstanding at the Closing Date will be forgiven at the Closing Date (refer to adjustment F below).

E1.   Reflects an adjustment of approximately $0.5 million to the fair value of Rafael’s receivable balance with respect to the Cyclo Convertible Notes outstanding at the Closing Date, which will be forgiven at the Closing Date as part of the Merger, to bring the fair value of the Cyclo Convertible Notes to their outstanding principal amounts and accrued interest of approximately $18.6 million, as if the Financing Transactions and Merger collectively occurred on October 31, 2024. The fair value of the Cyclo Convertible Notes is expected to equal the outstanding principal and accrued interest on the Closing Date. Refer to adjustment EE below for related adjustment to the unaudited pro forma condensed combined statements of operations. The Cyclo Convertible Notes will be forgiven at the Closing Date (refer to adjustment F below).

F.      Reflects the elimination of Rafael’s receivable balance pursuant to the Cyclo Convertible Notes of $18.6 million, which is included as purchase consideration in the Merger as Rafael will forgive all amounts outstanding on the Cyclo Convertible Notes at the Closing Date, classified as “Convertible notes receivable, due from Cyclo,” and as such, Cyclo’s respective payable balance of $18.6 million, classified as “Convertible notes payable, due to Rafael” is eliminated.

G.     Reflects the Conversion, by Rafael on December 23, 2024, of $2.5 million in outstanding principal amount of the Cyclo Convertible Note III into 3,968,254 shares of Cyclo Common Stock, decreasing Rafael’s Convertible notes receivable, due from Cyclo balance, and increasing Rafael’s investment in Cyclo to $10.1 million following the Conversion. Refer to adjustment C above.

H.   Reflects Cyclo’s issuance of 3,968,254 shares of Cyclo Common Stock to Rafael upon the Conversion on December 23, 2024 of $2.5 million in outstanding principal amount of the Cyclo Convertible Note III, due to Rafael, recorded to Cyclo’s additional paid in capital.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended October 31, 2024 and the year ended July 31, 2024 are as follows:

Adjustments related to the Merger

AA.  Reflects the elimination in consolidation of historical unrealized loss on Rafael’s Prior Investment in Cyclo of approximately $4.4 million for the three months ended October 31, 2024 and the elimination in consolidation of historical unrealized gain on Rafael’s Prior Investment in Cyclo of approximately $37 thousand for the year ended July 31, 2024.

AA1. Reflects amortization expense of $40 thousand for the three months ended October 31, 2024 and $160 thousand for the year ended July 31, 2024, related to the Customer Relationships finite-lived intangible assets acquired by Rafael in the Merger. As described in Note 7 to the unaudited pro forma condensed combined financial information above, the identifiable intangible asset associated with Customer Relationships will be amortized on a straight-line basis over its preliminary estimated useful lives of 8 years.

BB.   Reflects additional compensation expense of approximately $0.3 million for the year ended July 31, 2024 for the portion of the fair-value-based measure of the Rollover Options that are attributable to post-Merger vesting, measured as the difference between the fair-value-based measure of the Rollover Options and the portion attributable to the pre-Merger vesting of the Rollover Options, as described in adjustment C7 above.

CC.  Reflects estimated transaction costs of approximately $779 thousand and $495 thousand that have not already been recognized in Rafael’s historical consolidated statement of operations for the year ended July 31, 2024 and Cyclo’s historical condensed statement of operations for the twelve months ended September 30, 2024, respectively, of which $503 thousand had been included in Rafael’s historical consolidated statement of operations for the three months ended October 31, 2024 and $621 thousand had been included in Cyclo’s historical consolidated statement of operations for the three months ended September 30, 2024, as if incurred on August 1, 2023, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. Cyclo incurred $629 thousand in transaction costs that were expensed in its historical condensed statement of operations for the twelve months ended September 30, 2024 and Rafael incurred $62 thousand in transaction costs that were expensed in its historical consolidated statement of operations for the year ended July 31, 2024. This cost item is not expected to recur beyond twelve months of the Merger. Refer to adjustment D above to the unaudited pro forma condensed combined balance sheet for the composition of the amounts shown in this entry.

DD.  Reflects the elimination of approximately $0.4 million of realized gains recognized by Rafael in its historical consolidated statement of operations for the year ended July 31, 2024 from its exercise in October 2023 of Cyclo warrants purchased in May 2023.

EE.   Reflects the elimination of approximately $1.5 million and $2.2 million of loss for Cyclo’s change in fair value of the Cyclo Convertible Notes I, II, III and IV recorded by Cyclo on its historical condensed statement of operations for the three months and twelve months ended September 30, 2024, respectively, the elimination of approximately $1.6 million of loss for Rafael’s change in fair value of the Cyclo Convertible Notes I, II, III, IV, and V recorded by Rafael on its historical condensed statement of operations for the three months ended October 31, 2024 and the elimination of approximately $1.2 million of gain for Rafael’s change in fair value of the Cyclo Convertible Notes I and II, recorded by Rafael on its historical condensed statement of operations for the year ended July 31, 2024.

FF.    Reflects the impact on the unaudited pro forma condensed combined statement of operations of the issuance of 7,106,065 shares of Rafael Class B Common Stock as consideration transferred for 19,920,990 shares of Cyclo Common Stock upon consummation of the Merger.

Adjustments related to the Cornerstone Restructuring

GG.  Represents the elimination of interest expense related to Cornerstone’s RFL Line of Credit that has been converted into Cornerstone’s common stock in the Cornerstone Restructuring of $1.4 million for the year ended July 31, 2024.

HH.  Represents the elimination of interest expense related to Cornerstone’s 2023 Promissory Note that has been converted into Cornerstone’s common stock in the Cornerstone Restructuring of $0.1 million for the year ended July 31, 2024.

HH1. Represents the elimination of Rafael’s interest income related to the 2023 Promissory Note that has been converted into Cornerstone’s common stock in the Cornerstone Restructuring of $0.1 million for the year ended July 31, 2024.

II.     Represents the elimination of interest expense related to Cornerstone’s Series C Convertible Notes that have been converted into Cornerstone’s common stock in the Cornerstone Restructuring of $0.2 million for the year ended July 31, 2024.

II1.   Represents the recognition of implied interest on Cornerstone’s Series C Convertible Notes that have been modified in the Restructuring of $2 thousand for the year July 31, 2024, as these notes are recorded at their fair values as of the date of the Cornerstone Acquisition.

JJ.    Represents the elimination of Cornerstone’s amortization of deferred debt issuance costs related to the RPF Line of Credit that has been modified in the Cornerstone Restructuring of $4.8 million and the elimination of the change in fair value of derivative liabilities related to the anti-dilution provision of the RPF Line of Credit that was terminated in the Cornerstone Restructuring of $2.1 million for the year ended July 31, 2024.

Adjustments related to the Cornerstone Acquisition

KK.  Represents the recognition of the implied interest on a creditor payable, recognized by Rafael at its fair value in the Cornerstone Acquisition, of $0.4 million for the year ended July 31, 2024.

LL.   Represents the adjustment to the net loss attributable to noncontrolling interests of Cornerstone of $0.9 million for the year ended July 31, 2024, as if the Cornerstone Acquisition had taken place on August 1, 2023.

nO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, when applicable, allow stockholders to dissent from an extraordinary transaction, such as a merger, and demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding, instead of receiving the consideration offered to stockholders in connection with the transaction.

Rafael

Under Delaware law, stockholders of Rafael are not entitled to appraisal rights in connection with the Merger or any other transaction contemplated by the Merger Agreement.

Under Section 262(b) of the Delaware General Corporation Law (DGCL), stockholders do not have appraisal rights if the shares they hold, as of the record date for determining stockholders entitled to vote on the Merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive anything other than shares of stock in the surviving corporation (in this case, Rafael) or depositary receipts representing such shares, or shares of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts, or any combination thereof. Because Cyclo stockholders will receive shares of Rafael Class B Common Stock, which is listed on the NYSE, and cash in lieu of any fractional shares, Cyclo stockholders will not have any appraisal rights.

Cyclo

Under Nevada law, stockholders of Cyclo are also not entitled to appraisal rights in connection with the Merger, the issuance of shares of Rafael Class B Common Stock pursuant to the terms of the Merger Agreement, or any other transaction contemplated by the Merger Agreement.

Under Section 92A.390 of the Nevada Revised Statutes (NRS), stockholders do not have a right of dissent with respect to a plan of merger in favor of stockholders of any class or series if the shares they hold, as of the record date for determining stockholders entitled to vote on the Merger, are either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless: (a) the articles of incorporation of the corporation issuing the shares provide otherwise; or (b) the holders of the class or series are required under the plan of merger to accept for the shares anything except (1) cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests, or (2) a combination of cash and owner’s interests. Because Cyclo stockholders will receive only shares of Rafael Class B Common Stock, which will be listed on the NYSE, Cyclo stockholders will not have any appraisal rights.

LEGAL MATTERS

Schwell Wimpfheimer & Associates LLP, counsel for Rafael, will provide an opinion regarding the validity of the Rafael Class B Common Stock to be issued in connection with the Transactions.

EXPERTS

The financial statements of Rafael Holdings, Inc. as of and for the years ended July 31, 2024 and 2023 appearing in Rafael Holdings, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2024, have been audited by CohnReznick LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report of CohnReznick LLP given on the authority of such firm as experts in accounting and auditing.

The financial statements of Cornerstone Pharmaceuticals, Inc. as of and for the years ended July 31, 2023 and 2022, appearing in Rafael Holdings, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 23, 2024, have been audited by CohnReznick LLP, independent registered public accounting firm, as set forth in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Cyclo Therapeutics, Inc. as of and for the years ended December 31, 2023 and 2022 have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report of WithumSmith+Brown, PC upon the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process is commonly referred to as “householding.”

A single set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or Rafael or Cyclo, as appropriate, that you no longer wish to participate in householding.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, (1) you may notify your broker, (2) Cyclo’s stockholders may direct their written request to: Corporate Secretary, Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, FL 32653, or (3) Rafael’s stockholders may direct their written request to: Rafael Holdings, Inc., Attn: Corporate Secretary, 520 Broad Street, Newark, NJ 07102. Stockholders who receive multiple copies of the proxy statement or annual report at their address and would like to request householding of their communications should contact their broker. In addition, Rafael or Cyclo will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

FUTURE STOCKHOLDER PROPOSALS

Rafael

Rafael held its last regular annual meeting of stockholders on January 9, 2025, and plans to hold its next annual meeting regardless of whether the Merger has been completed. Rafael’s 2026 Annual Meeting of Stockholders is scheduled to be held on January 8, 2026.

Stockholders may present proper proposals for inclusion in Rafael’s proxy statement and for consideration at Rafael’s next annual meeting of stockholders by submitting their proposals in writing to Rafael’s Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in Rafael’s proxy statement for its 2026 Annual Meeting of Stockholders, the Corporate Secretary must have received the written proposal at Rafael’s principal executive offices no later than August 1, 2025. If Rafael holds its 2026 Annual Meeting of Stockholders more than 30 days before or after January 9, 2026, Rafael will disclose the new deadline by which stockholder proposals must be received in a press release or under Item 5 of Part II of Rafael’s earliest possible Quarterly Report on Form 10-Q or a Current Report on Form 8-K. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and related SEC regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Proposals should be addressed to Rafael Holdings, Inc., Attn: Corporate Secretary, 520 Broad Street, Newark, New Jersey 07102.

Cyclo

Cyclo held its last regular annual meeting of stockholders on July 31, 2023. If the Merger is completed, Cyclo will not hold an annual meeting of stockholders in 2024 or 2025. Cyclo stockholders will be entitled to participate, as Rafael stockholders, in Rafael’s next annual meeting of stockholders.

If the Cyclo Merger Proposal is not adopted by the requisite vote of the Cyclo stockholders or if the transactions contemplated under the Merger Agreement are not completed for any other reason, Cyclo will hold an annual meeting of its stockholders in the second quarter of 2025. In such case, stockholders may present proper proposals for inclusion in Cyclo’s proxy statement and for consideration at Cyclo’s next annual meeting of stockholders by submitting their proposals in writing to Cyclo’s Corporate Secretary in a timely manner. Since Cyclo’s 2024 Annual Meeting of Stockholders would be more than 30 days after July 31, 2024 (the one-year anniversary date of the 2023 Annual Meeting of Stockholders), Cyclo will disclose the new deadline by which stockholder proposals must be received in a press release or under Item 5 of Part II of Cyclo’s earliest possible Quarterly Report on Form 10-Q or a Current Report on Form 8-K. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and related SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Proposals should be addressed to Cyclo Therapeutics, Inc., Attn: Corporate Secretary, 6714 NW 16th Street, Suite B, Gainesville, FL 32653.

WHERE YOU CAN FIND MORE INFORMATION

Each of Rafael and Cyclo is a reporting company and files annual, quarterly and current reports, proxy statements and other information with the SEC. Rafael has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities it is offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Rafael and the securities it is offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where Rafael’s SEC filings are also available. The address of the SEC’s web site is http://www.sec.gov. Rafael maintains a website at http://www.rafaelholdings.com. Information contained in or accessible through such website does not constitute a part of this prospectus.

Cyclo files annual, quarterly, and current reports, proxy and registration statements and other information with the SEC. In addition, Cyclo’s website is located at www.cyclotherapeutics.com. Through links on the “Investors” portions of Cyclo’s website, Cyclo makes available free of charge its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, any amendments to those reports and other information filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through Cyclo’s website as soon as reasonably practicable after Cyclo electronically files the information with, or furnishes it to, the SEC. The information contained on, or that can be accessed through, Cyclo’s website does not constitute part of this joint proxy statement/prospectus, except for Rafael’s and Cyclo’s reports filed with the SEC that are specifically incorporated herein by reference. See the section entitled “Incorporation of Certain Information by Reference” for more information. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Cyclo, that file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Rafael has filed with the SEC a registration statement on Form S-4 under the Securities Act. The SEC allows Rafael and Cyclo to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Rafael and Cyclo can disclose important information about Rafael and Cyclo, respectively, and the Merger by referring you to another document filed separately by Rafael or Cyclo with the SEC. The information incorporated by reference herein is considered to be a part of this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents and reports listed below (other than, in each case, the portions that are deemed to have been furnished and not filed in accordance with SEC rules):

Rafael

•        Rafael’s Annual Report on Form 10-K for the year ended July 31, 2024, filed with the SEC on November 7, 2024 and amended on December 19, 2024 and January 8, 2025);

•        Rafael’s Current Reports on Form 8-K filed with the SEC on February 10, 2025, January 13, 2025, December 23, 2024; December 11, 2024, November 7, 2024, August 22, 2024, and August 8, 2024;

•        Rafael’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2024, filed with the SEC on December 11, 2024;

•        Rafael’s definitive proxy statement on Schedule 14A filed with the SEC on November 19, 2024;

•        Description of Rafael Class B Common Stock set forth under Item 11 in Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form 10, filed with the SEC on March 26, 2018, and contained in Exhibit 4.2 to our Annual Report on 10-K filed with SEC on November 7, 2024, including any amendment or report filed for the purpose of updating such information; and

•        The audited financial statements of Cornerstone Pharmaceuticals, Inc. as of and for the years ended July 31, 2023 and 2022, included as Exhibit 99.1 in Rafael Holdings, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 23, 2024 and the unaudited financial statements of Cornerstone Pharmaceuticals, Inc. as of and for the six months ended January 31, 2024 and 2023, included as Exhibit 99.5 to the Registration Statement.

Cyclo

•        Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2023 (filed with the SEC on March 18, 2024 and amended on April 29, 2024; November 26, 2024 and December 18, 2024);

•        Cyclo’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2023 (filed with the SEC on November 14, 2023), and September 30, 2024 (filed with the SEC on November 14, 2024);

•        Cyclo’s Current Reports on Form 8-K filed with the SEC on January 22, 2024, March 4, 2024, which amended the Current Report on Form 8-K filed with the SEC on December 28, 2023, June 11, 2024, July 17, 2024, August 22, 2024, September 9, 2024, October 8, 2024, November 8, 2024, December 5, 2024, December 23, 2024, January 3, 2025, January 13, 2025 and February 4, 2025;

•        Cyclo’s Definitive Proxy Statement for its 2023 Annual Meeting filed with the SEC on June 13, 2023; Cyclo’s definitive proxy statement on Schedule 14A filed with the SEC on November 20, 2023; and

•        The description of Cyclo’s common stock contained in its Registration Statement on Form 8-A, filed with the SEC on December 8, 2020, and any other amendment or report filed for the purpose of updating such description.

Rafael and Cyclo also incorporate by reference the information contained in all other documents they file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated therein) on or after the date of the Registration Statement, and prior to effectiveness of such Registration Statement, as well as subsequent to the effectiveness of such Registration Statement and prior to the termination of the issuance of shares of Rafael Class B Common Stock under this joint proxy statement/prospectus. The information contained in any such document will be considered part of this joint proxy statement/prospectus from the date the document is filed with the SEC. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document Rafael or Cyclo, as applicable, previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Rafael and Cyclo will each provide to each person, including any beneficial owner, to whom a joint proxy statement/prospectus (or a notice of registration in lieu thereof) is delivered a copy of any or all of the documents incorporated by reference into this joint proxy statement/prospectus (including any exhibits that are specifically incorporated by reference in those documents) at no cost. Any such request can be made by writing or telephoning Rafael or Cyclo, as applicable, at the following respective address and telephone number:

Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102
Attn: Investor Relations
(212) 658-1450.

Cyclo Therapeutics, Inc.
c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call:
(212) 297-0720
Shareholders and All Others Call Toll-Free:
(877) 566-1922
Email: info@okapipartners.com

If you would like to request any documents, please do so by March 13, 2025 in order to receive them before the Rafael special Meeting or Cyclo Special Meeting, as applicable. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Rafael and Cyclo, that file electronically with the SEC. The address of that site is www.sec.gov.

Annex A-1

AGREEMENT AND PLAN OF MERGER

By and among

RAFAEL HOLDINGS, INC.,

TANDEM THERAPEUTICS, INC.,

TANDEM THERAPEUTICS, LLC,

and

CYCLO THERAPEUTICS, INC.

Dated as of August 21, 2024

Annex A-1 Page Nos.
1.	TRANSACTION		A-1-2
	1.1	The Merger	A-1-2
	1.2	Effect of the Merger	A-1-2
	1.3	Closing; Effective Time	A-1-2
	1.4	Organizational Documents; Directors and Officers	A-1-3
	1.5	Conversion of Shares	A-1-3
	1.6	Treatment of Company Warrants and Company Options	A-1-4
	1.7	Further Action	A-1-5
	1.8	Closing of the Company’s Transfer Books	A-1-5
	1.9	Exchange/Payment	A-1-5
	1.10	No Appraisal or Dissenters’ Rights	A-1-7

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-1-7
	2.1	Due Incorporation; Etc.	A-1-7
	2.2	Articles of Incorporation and Bylaws	A-1-8
	2.3	Capitalization, Etc.	A-1-8
	2.4	SEC Reports, Financial Statements	A-1-9
	2.5	Absence of Certain Changes	A-1-10
	2.6	Title to Assets	A-1-10
	2.7	Real Property; Leasehold	A-1-11
	2.8	Company Data and Intellectual Property	A-1-11
	2.9	Material Contracts	A-1-17
	2.10	Information Technology	A-1-19
	2.11	Liabilities	A-1-20
	2.12	Compliance with Laws; Permits	A-1-20
	2.13	Certain Business Practices	A-1-20
	2.14	Tax Matters	A-1-20
	2.15	Employee Benefit Plans	A-1-22
	2.16	Employee Matters	A-1-24
	2.17	Environmental Matters	A-1-25
	2.18	Insurance	A-1-26
	2.19	Legal Proceedings; Orders	A-1-26
	2.20	Authority; Binding Nature of Agreement	A-1-26
	2.21	Vote Required	A-1-26
	2.22	Counterparties	A-1-26
	2.23	Non-Contravention; Consents	A-1-27
	2.24	Brokers; Finders	A-1-27
	2.25	Related Party Transactions	A-1-27
	2.26	Disclosure	A-1-27
	2.27	Regulatory Matters	A-1-28

3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS		A-1-30
	3.1	Due Incorporation	A-1-30
	3.2	Capitalization, Etc.	A-1-31
	3.3	Authority; Binding Nature of Agreement	A-1-32
	3.4	Non-Contravention; Consents	A-1-32
	3.5	Absence of Certain Changes	A-1-32
	3.6	Legal Proceedings	A-1-32
	3.7	SEC Reports, Financial Statements	A-1-32

Annex A-1-i

Annex A-1 Page Nos.
	3.8	Liabilities	A-1-34
	3.9	Compliance with Laws; Permits	A-1-34
	3.10	Title to Assets; Real Property	A-1-35
	3.11	Environmental Matters	A-1-35
	3.12	Employee Benefit Plans	A-1-35
	3.13	Related Party Transactions	A-1-37
	3.14	Merger Subs	A-1-37
	3.15	Valid Issuance	A-1-37
	3.16	Information Supplied	A-1-37
	3.17	Tax Matters	A-1-37
	3.18	Employee Matters	A-1-39
	3.19	Insurance	A-1-40
	3.20	Certain Business Practices	A-1-40
	3.21	Rafael and Rafael Investment Company Intellectual Property	A-1-40
	3.22	Regulatory Matters	A-1-42
	3.23	Vote Required	A-1-43
	3.24	Brokers; Finders	A-1-43

4.	CERTAIN COVENANTS		A-1-43
	4.1	Access	A-1-43
	4.2	Conduct of the Business of the Company	A-1-43
	4.3	Conduct of the Business of Rafael	A-1-45
	4.4	No Solicitation	A-1-46
	4.5	Takeover Laws	A-1-47
	4.6	Disclosure	A-1-48
	4.7	Section 16 Matters	A-1-48
	4.8	Company Funding	A-1-48
	4.9	Rafael Board of Directors and Surviving Entity Officers	A-1-49

5.	ADDITIONAL COVENANTS OF THE PARTIES		A-1-49
	5.1	Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meeting	A-1-49
	5.2	Company Board Recommendation	A-1-50
	5.3	Filings, Consents and Approvals	A-1-52
	5.4	Reasonable Best Efforts	A-1-52
	5.5	Indemnification of Directors and Officers	A-1-52
	5.6	Tax Matters	A-1-53
	5.7	Notification of Certain Events	A-1-54
	5.8	Confidentiality	A-1-54
	5.9	Company Options	A-1-54
	5.10	Resignations	A-1-55
	5.11	Employee Benefits	A-1-55
	5.12	Securityholder Litigation	A-1-56
	5.13	Stock Exchange Listing	A-1-56
	5.14	Delisting; Deregistration	A-1-56
	5.15	Rafael Total Net Cash Amount	A-1-56

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		A-1-56
	6.1	Effectiveness of Form S-4 Registration Statement	A-1-56
	6.2	No Restraints	A-1-56
	6.3	Stockholder Approval	A-1-57

Annex A-1-ii

Annex A-1 Page Nos.
7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND THE MERGER SUBS		A-1-57
	7.1	Accuracy of Representations and Warranties	A-1-57
	7.2	Performance of Covenants	A-1-57
	7.3	No Governmental Litigation	A-1-57
	7.4	Agreements and Documents	A-1-57
	7.5	Closing Certificate	A-1-57
	7.6	Consents and Assignments	A-1-57
	7.7	No Material Adverse Effect	A-1-57

8.	CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		A-1-58
	8.1	Accuracy of Representations and Warranties	A-1-58
	8.2	Performance of Covenants	A-1-58
	8.3	No Governmental Litigation	A-1-58
	8.4	No Material Adverse Effect	A-1-58
	8.5	Closing Certificate	A-1-58
	8.6	Support Agreement	A-1-58
	8.7	Employment Agreements and Offer Letters	A-1-58
	8.8	Stock Exchange Listing	A-1-58

9.	TERMINATION		A-1-58
	9.1	Termination	A-1-58
	9.2	Effect of Termination	A-1-59
	9.3	Expenses; Termination Fee	A-1-59

10.	MISCELLANEOUS PROVISIONS		A-1-60
	10.1	Amendment	A-1-60
	10.2	[Intentionally Omitted]	A-1-60
	10.3	No Survival of Representations, Warranties, Covenants and Agreements	A-1-60
	10.4	Waiver	A-1-60
	10.5	Entire Agreement; Counterparts	A-1-60
	10.6	Applicable Law; Jurisdiction; Waiver of Jury Trial	A-1-60
	10.7	Assignability	A-1-61
	10.8	Third Party Beneficiaries	A-1-61
	10.9	Notices	A-1-61
	10.10	Severability	A-1-62
	10.11	Knowledge	A-1-62
	10.12	Attorney-Client Privilege	A-1-62
	10.13	Construction	A-1-62
	10.14	Disclosure Schedule	A-1-63
Exhibits and Schedules:
Exhibit A: Certain Definitions
Exhibit B: Form of Voting Agreement
Exhibit C: Form of Lock-Up Agreement
Exhibit D: Form of Support Agreement
Schedule 1: Parties to Voting Agreement
Schedule 2: Parties to Lock-Up Agreements
Schedule 3: Directors and Officers of the First Surviving Corporation; Directors and Officers of the Surviving Entity
Schedule 4. Company Management
Schedule 5. Example of Exchange Ration Calculation

Annex A-1-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as may be amended from time to time, this “Agreement”) is made and entered into as of August 21, 2024, by and among: Rafael Holdings, Inc., a Delaware corporation (“Parent”); Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“First Merger Sub”); Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent (“Second Merger Sub”, and together with First Merger Sub, “Merger Subs”); and Cyclo Therapeutics, Inc, a Nevada corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, First Merger Sub and the Company intend to effect a merger of First Merger Sub with and into the Company (the “First Merger”) in accordance with this Agreement and Title 7 of the Nevada Revised Statutes, as amended (the “Nevada Corporate Law”). Upon consummation of the First Merger, First Merger Sub will cease to exist as a separate corporate entity, and the Company will become a wholly-owned subsidiary of Parent;

B. Immediately following the First Merger and as part of the same overall integrated plan as the First Merger, the Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger;

C. The Parties intend that the First Merger and the Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend to adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3;

D. The board of directors of Parent has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Contemplated Transactions”) are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions including the issuance of the Parent Common Stock to the stockholders of the Company, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Parent Stockholders vote to approve the issuance of the Parent Common Stock in the Merger;

E. The board of directors of First Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of First Merger Sub and its sole stockholder, Parent, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of First Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions;

F. Parent, in its capacity as the sole member of Second Merger Sub, has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the member of Second Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions;

G. The Board of Directors of the Company (the “Company Board”) has (a) determined that the Contemplated Transactions are advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved, pursuant to Nevada Corporate Law 92A.120, the execution, delivery and performance of this Agreement by the Company and approval of the Contemplated Transactions, and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Stockholders vote to approve the Agreement and the Contemplated Transactions;

H. Promptly following the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Subs to enter into this Agreement, (a) each of the parties listed on Schedule 1 hereto shall enter into a Voting Agreement with Parent in substantially the form attached hereto as Exhibit B (collectively, the “Voting Agreements”) and (b) each of those stockholders of the Company listed on Schedule 2 hereto shall enter into a lock-up agreement providing for post-Closing restrictions on the ability of such individuals with respect to the transfer of shares of Parent Common Stock to be issued to them pursuant to this Agreement, in substantially the form attached hereto as Exhibit C (collectively, the “Lock-Up Agreements”); and

Annex A-1-1

I. Promptly following the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, Howard Jonas shall enter into a Support Agreement with the Company agreeing to vote the shares of Parent Capital Stock over which he exercises voting control in favor of the approval of the issuance of the Parent Common Stock pursuant to the terms of the Merger at the Parent Stockholders Meeting (or by written consent) in substantially the form attached hereto as Exhibit D (the “Support Agreement”).

AGREEMENT

In consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1. TRANSACTION

1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Nevada Corporate Law, at the First Effective Time, First Merger Sub shall be merged with and into the Company, and the separate existence of First Merger Sub shall cease. As a result of the First Merger, the Company will continue as the Surviving Entity in the First Merger (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”).

1.2 Effect of the Mergers. At and after the First Effective Time, the First Merger shall have the effects set forth in this Agreement, the First Certificate of Merger and in the applicable provisions of Nevada Corporate Law. As a result of the First Merger, the First Step Surviving Corporation will become a wholly owned Subsidiary of Parent. At and after the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement, the Second Certificate of Merger and in the applicable provisions of Nevada Corporate Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Subs shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Subs shall become the debts, liabilities and duties of the Surviving Entity.

1.3 Closing; First Effective Time; Second Effective Time. The Parties shall cause the Merger to be consummated at a closing (the “Closing”) to take place by means of a virtual closing through electronic exchange of signatures at 9:00 a.m., Eastern time, on a date to be mutually designated by the Company and Parent, which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 (Conditions Precedent to Obligations of Each Party), 7 (Conditions Precedent to Obligations of Parent and Merger Subs) and 8 (Conditions Precedent to Obligations of the Company) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs is referred to herein as the “Closing Date.” At the Closing, (i) the Parties shall cause the First Merger to be consummated by executing and filing with the Secretary of State of the State of Nevada a certificate of merger with respect to the First Merger, satisfying the applicable requirements of Nevada Corporate Law and in form and substance to be agreed upon by the Parties (the “First Certificate of Merger”) and (ii) the Parties shall cause the Second Merger to be consummated by executing and filing with the Secretary of State of the State of Nevada a certificate of merger with respect to the Second Merger, satisfying the applicable requirements of Nevada Corporate Law and in form and substance to be agreed upon by the Parties (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Statement of Merger”). The First Merger shall become effective at the time of the filing of such First Certificate of Merger with the Secretary of State of the State of Nevada or at such later time as may be specified in such First Certificate of Merger with the consent of Parent and the Company (the time as of which the First Merger becomes effective being referred to as the “First Effective Time”). The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Nevada or at such later time as may be specified in such Second Certificate of Merger with the consent of Parent and the Company (the time as of which the Second Merger becomes effective being referred to as the “Second Effective Time”).

Annex A-1-2

1.4 Organizational Documents; Directors and Officers.

(a) At the First Effective Time:

(i) the articles of incorporation of the First Step Surviving Corporation shall be the articles of incorporation of the First Merger Sub as in effect immediately prior to the First Effective Time;

(ii) the bylaws of the First Step Surviving Corporation shall be amended and restated immediately as of the First Effective Time to conform to the bylaws of First Merger Sub as in effect immediately prior to the First Effective Time;

(iii) the directors and officers of the First Step Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the First Step Surviving Corporation, shall be the respective individuals set forth on Schedule 3.

(b) At the Second Effective Time:

(i) the articles of organization of the Surviving Entity shall be the articles of organization of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by Nevada Corporate Law and such articles of organization; provided, however, that at the Second Effective Time (as part of the Second Certificate of Merger), the articles of organization shall be amended to (A) change the name of the Surviving Entity to “Cyclo Therapeutics LLC” and (B) make such other changes as are mutually agreed to by Parent and the Company;

(ii) the limited liability company agreement of the Surviving Entity shall be amended and restated in its entirety to read identically to the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by Nevada Corporate Law and such limited liability company agreement; provided, however, that following the Second Effective Time (but as soon thereafter as practicable), the limited liability company agreement shall be amended to (A) comply with Section 5.5 and (B) change the name of the Surviving Entity to “Cyclo Therapeutics LLC”; and

(iii) the managers and officers of the Surviving Entity, each to hold office in accordance with the articles of organization and limited liability company agreement of the Surviving Entity, shall be the respective individuals set forth on Schedule 3.

1.5 Conversion of Shares.

(a) At the First Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Subs, the Company or any stockholder of the Company:

(i) any shares of Company Capital Stock then held by the Company (“Shares”) (or held in the Company’s treasury) immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Capital Stock then held by Parent, Merger Subs or any other wholly-owned Subsidiary of Parent immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in subsections “(a)(i)” and “(a)(ii)” of this Section 1.5 (Conversion of Shares) and subject to Sections 1.9 (Exchange/Payment), each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time shall cease to be an existing and issued share of Company Common Stock, and shall be converted, by virtue of the First Merger and without any action on the part of the holders thereof, into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio. The shares of Parent Common Stock to be issued upon conversion of the Company Common Stock pursuant to this Section 1.5 (c) is referred to as the “Merger Consideration”; and

(iv) each share of the common stock, $0.01 par value per share, of First Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into one share of validly issued, fully paid and nonassessable common stock of the First Step Surviving Corporation and each stock certificate of First Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership only of such shares of capital stock of the First Step Surviving Corporation.

Annex A-1-3

(b) No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock shall be entitled to receive the number of shares of Parent Common Stock to which such holder of Company Common Stock would be entitled to receive pursuant to Section 1.5 (c) aggregated and rounded up to the nearest whole share, upon surrender by such holder of a Letter of Transmittal in accordance with Section 1.9 (Exchange/Payment) and any accompanying documents as required therein

(c) If, between the date of this Agreement and the First Effective Time, (i) the outstanding shares of Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse-split, combination or exchange of shares or other like change (by merger, consolidation or otherwise), or (ii) the outstanding shares of Company Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse-split, combination or exchange of shares or other like change (by merger, consolidation or otherwise), then in each case, the Exchange Ratio shall be appropriately and equitably adjusted to the extent necessary to provide the holders of Company Capital Stock, Company Options and Company Warrants with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, reverse-split, combination or exchange of shares or other like change (by merger, consolidation or otherwise); provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited by the terms of this Agreement; and

(d) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the First Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Share with respect to the shares of Parent Common Stock that such holder has the right to receive in the First Merger until such holder surrenders such Company Stock Certificate or Book-Entry Share or provides an affidavit of loss or destruction in lieu thereof in accordance with Section 1.9 (Exchange/Payment) (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(e) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the First Step Surviving Corporation, Second Merger Sub or their respective stockholders or members, as applicable, each share of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

1.6 Treatment of Company Warrants and Company Options.

(a) Other than those Company Warrants owned by the Parent and its Subsidiaries, and except for those Company Warrants set forth in Part 1.6(a) of the Company Disclosure Schedule in which the holder(s) of such Company Warrants have the option to have such Company Warrants purchased by Parent, each Company Warrant that remains outstanding and unexercised at the First Effective Time shall become converted into and become a warrant exercisable to receive Parent Common Stock, and Parent shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock under the Company Warrants assumed by Parent (each, an “Assumed Warrant”) shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the First Effective Time: (A) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent shall be determined by multiplying (1) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon exercise of the Company Warrant that were subject to such Company Warrant immediately prior to the First Effective Time, by (2) the Exchange Ratio, and rounding the resulting number up to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the First Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (D) any restriction on any Company Warrant assumed by Parent shall continue in full force and effect and the terms and other provisions of such Company Warrant shall otherwise remain unchanged. Company Warrants held by Parent and its Subsidiaries shall be cancelled upon the First Effective Time.

Annex A-1-4

(b) At the First Effective Time, all holders of Company Options (“Converted Options”) to the extent then outstanding and unexercised, shall automatically and without any action on the part of the holder thereof, be converted into an option to acquire a number of shares of Parent Common Stock, at an adjusted exercise price per share, in each case, as determined under this Section 1.6(c) (each such Converted Option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Converted Option as of immediately prior to the First Effective Time, except to the extent such terms or conditions are rendered inoperative by the Contemplated Transactions. Accordingly, at the First Effective Time, each such Rollover Option shall be exercisable solely for shares of Parent Common Stock, and such number of shares of Parent Common Stock subject to such Rollover Option shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to each such Converted Option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock. The per share exercise price for the Parent Common Stock issuable upon exercise of each such Rollover Option shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Converted Option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any such options shall continue in full force and effect. The term of such options shall remain unchanged. All other terms shall be as set forth in the Parent Equity Plan and the grant agreements thereunder. Notwithstanding the foregoing, the conversions described in this Section 1.6(b) will be subject to such modifications, if any, as are required to cause the conversions to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Converted Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

1.7 Further Action. If, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of Merger Subs and the Company, the officers and directors of the Surviving Entity and Parent shall take such action, so long as such action is not inconsistent with this Agreement.

1.8 Closing of the Company’s Transfer Books. At the First Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the First Effective Time shall automatically be canceled and retired and shall cease to exist, and (i) all certificates representing shares of Company Capital Stock that were outstanding immediately prior to the First Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the First Effective Time shall cease to have any rights as Company Stockholders, and each certificate representing any such Company Capital Stock (a “Company Stock Certificate”) shall thereafter represent the right to receive the consideration referred to in Section 1.5 (Conversion of Shares), if any; and (ii) each holder of Book-Entry Shares representing any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the consideration referred to in Section 1.5 (Conversion of Shares); if any, and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the First Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the First Effective Time. If, after the First Effective Time, a Company Stock Certificate, is presented to the Exchange Agent or to the Surviving Entity or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.9 (Exchange/Payment.)

1.9 Exchange/Payment.

(a) Prior to the Closing Date, Parent shall select a reputable entity reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”). No later than the Closing Date, Parent shall deposit with the Exchange Agent non-certificated shares of Parent Common Stock represented by Book-Entry Shares issuable in exchange for outstanding Company Common Stock pursuant to Section 1.5 (Conversion of Shares). The Parent Common Stock so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund”.

(b) Promptly after the First Effective Time, the Exchange Agent shall mail to the holders of Company Capital Stock immediately prior to the First Effective Time: (i) a letter of transmittal in a form to be mutually agreed to by the Parties (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Company Stock Certificates or Book-Entry Shares in exchange for the Parent Common Stock in accordance with

Annex A-1-5

Section 1.5 (Conversion of Shares). Upon surrender of a Company Stock Certificate or Book-Entry Shares and delivery of a completed and duly executed Letter of Transmittal to the Exchange Agent for payment, (A) the holder of such Company Stock Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share evidenced by such Company Stock Certificate or Book-Entry Shares determined pursuant to Section 1.5 (Conversion of Shares), within 10 Business Days of such surrender and delivery, and (B) the Company Stock Certificate or Book-Entry Shares so surrendered shall be canceled. No holder of any Company Capital Stock shall be entitled to receive any of the consideration in accordance with the preceding sentence without returning the completed and duly executed Letter of Transmittal. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, as a condition to the payment of the consideration hereunder, require the owner of such Company Stock Certificate to provide a reasonably appropriate affidavit to Parent (which may include an indemnity or bond in customary form).

(c) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Exchange Agent will transmit to DTC or its nominees as promptly as practicable after the First Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Exchange Agent, DTC, DTC’s nominees, and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

(d) Upon surrender to the Exchange Agent of the Shares that (i) are represented by Company Stock Certificates, by physical surrender of such Certificates (or effective affidavits of loss in lieu thereof) together with duly completed and executed Letters of Transmittal and other appropriate transmittal materials required by the Exchange Agent, (ii) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the letter of transmittal and accompanying instructions in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), and (iii) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Exchange Agent, DTC, DTC’s nominees, and such other necessary and desirable third-party intermediaries pursuant to this Section 1.9, the holder of such Company Stock Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, the number of whole shares of Parent Common Stock which the aggregate number of Company Capital Stock previously represented by such Certificates or Book-Entry Shares shall have been converted pursuant to Section 1.5 (Conversion of Shares). If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Company Stock Certificates or Book-Entry Shares formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate or Book-Entry Shares so surrendered shall be endorsed properly or otherwise be in proper form for transfer, as the case may be, and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Shares so surrendered, or shall have established to the reasonable satisfaction of the Surviving Entity that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 1.9(d), each Certificate or Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive upon such surrender the number of whole shares of Parent Common Stock which the aggregate number of Company Capital Stock previously represented by such Certificates or Book-Entry Shares shall have been converted pursuant to Section 1.5 (Conversion of Shares). The Merger Consideration paid in respect of Shares upon their surrender or transfer for exchange in accordance with this Section 1.9(d) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. At any time following twelve (12) months after the First Effective Time, holders of Company Stock Certificates or Book-Entry Shares shall be entitled to look to the Surviving Entity (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Company Stock Certificates or Book-Entry Shares held by them.

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(e) As of the First Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the First Effective Time, the holders of the Shares outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(f) Each of the Surviving Entity, Parent and Merger Subs shall be entitled to deduct and withhold (or cause the Exchange Agent to deduct and withhold) from any consideration payable pursuant to this Agreement such amounts as it is required by any applicable Tax Legal Requirements to deduct and withhold. Each such payor shall take all action that may be necessary to ensure that any such amounts so deducted or withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so deducted or withheld and timely and properly remitted to the appropriate Governmental Body in accordance with applicable Tax Legal Requirements, such amounts so remitted shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate (which shall not exceed the Merger Consideration payable with respect to such Company Stock Certificate), the Exchange Agent will pay (less any amounts entitled to be deducted or withheld pursuant to this Section 1.9), in exchange for such lost, stolen or destroyed Company Stock Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Company Stock Certificate, as contemplated by this Section 1.9.

(h) None of Parent, the Surviving Entity, the Exchange Agent or any other Party shall be liable to any holder of Shares for the Merger Consideration or any holder of Company equity awards for any amounts payable pursuant to Section 1.6 (Treatment of Company Warrants and Company Options) delivered in respect of such Share or Company equity awards, respectively, to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Entity or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Each of Parent, the Company, the Exchange Agent, and their respective agents (each a “Withholding Agent”) will be entitled to deduct and withhold from any amount payable to any Person under this Agreement or any other documents associated with the transaction, the amounts such Withholding Agent is required to deduct and withhold under the Code or any other applicable Law. To the extent that amounts are so withheld and paid over to the applicable Governmental Body, such withheld amounts will be treated as having been paid to the applicable Person in respect of whom such amounts were withheld.

1.10 Appraisal and Dissenters’ Rights. No dissenter’s rights or appraisal rights shall be available with respect to the Merger pursuant to NRS Chapter 92A (as provided in NRS 92A.390) or any other applicable Legal Requirements.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Subs, except as set forth in the Company Disclosure Schedule (subject to (a) the qualifications set forth in Section 10.14 (Disclosure Schedule) or (b) as disclosed in the Company’s SEC Reports filed with the SEC and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system, in each case, prior to the date of this Agreement) (except to the extent such representations and warranties are specifically made as of a particular date, in which case the Company makes the representations and warranties as of such particular date), as follows:

2.1 Due Incorporation; Etc.

(a) The Company is a corporation duly organized and validly existing and in good standing under the Laws of Nevada.

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(b) The Company’s SEC Reports set forth the names of each of the Company’s subsidiaries (the “Company Subsidiaries”). Each Company Subsidiary is wholly-owned by the Company and the Company does not own any equity interest in any other Person other than the Company Subsidiaries.

(c) The Company and each of the Company Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the Laws of all states where the nature of its business requires such qualification, except where the failure to be so qualified or in such good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.2 Articles of Incorporation and Bylaws. The Company has made available to Parent true and complete copies of the Company’s Articles of Incorporation, and bylaws including all amendments thereto, and each of its Subsidiaries articles of incorporation and bylaws including all amendments thereto, as in effect as of the date of this Agreement, and neither the Company nor any Company Subsidiary is in violation of, in conflict with, or in default under, any of the respective terms thereof, and there exists no condition or event which, after notice, lapse of time or both, would result in any such violation, conflict or default.

2.3 Capitalization, Etc.

(a) As of the date hereof: (i) the authorized Company Capital Stock consists solely of 250,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock, (ii) a total of 28,696,028 shares of Company Common Stock and no shares of Company Preferred Stock are issued and outstanding, and (iii) 15,686,915 shares of Company Common Stock are subject to issuance pursuant to the Company Warrants. As of the date of this Agreement, the Company has reserved an additional 3,000,000 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Equity Plans, of which 2,208,234 shares are subject to outstanding and unexercised Company Options, and 791,766 shares remain available for issuance under the Company Equity Plans.

(b) Other than the Company Options and Company Warrants, (A) there are no existing options, warrants, calls, rights (including conversion rights, preemptive rights, co-sale rights, rights of first refusal or other similar rights) issued or granted by the Company or the Company Subsidiaries or Contracts to which the Company, any Company Subsidiaries, any Company Stockholder, and Company Subsidiary Stockholder or holder of Company Options or Company Warrants, is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Capital Stock or other equity securities of the Company, (B) there are no obligations, contingent or otherwise, of the Company or Company Subsidiaries to (1) repurchase, redeem or otherwise acquire any shares of Company Capital Stock or (2) to make any material investment in (in the form of a loan, capital contribution or otherwise), or to provide any guarantee (excluding indemnification obligations) with respect to the obligations of, any Person, (C) there are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to the Company and (D) there are no stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(c) There are no bonds, debentures, notes or other Debt of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which the Company Stockholders may vote. There are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company, or any holder of Company Warrants or Company Options is a party or is bound with respect to the voting or consent of any shares of Company Capital Stock.

(d) All of the outstanding shares of Company Capital Stock and Company Subsidiaries capital stock and other securities (including Company Options, and Company Warrants) of the Company have been duly authorized and validly issued, and are fully paid and nonassessable, are not subject to any preemptive rights, purchase options, call options, rights of first refusal or similar rights or any other Liens and have been issued and granted in all material respects in compliance with (i) all applicable securities Laws and other applicable Laws; and (ii) all requirements set forth in applicable Contracts in all material respects.

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(e) Part 2.3(e) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of all holders of Company Warrants, Company Options and all rights set forth in Part 2.3(a) of the Company Disclosure Schedule. The Company has made available to Parent a true and complete copy of all instruments related to all such rights.

(f) All outstanding Company Options have been granted under the Company Equity Plans. The Company has made available to Parent true and complete copies of the Company Equity Plans and the forms of all stock option agreements and grant notices evidencing such Company Options. Part 2.3(f) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement of (i) the name and country of residence (if outside of the U.S.) of the holder of the Company Options, (ii) the number of shares of the Company Common Stock subject to such Company Options, (iii) the vesting schedule of such Company Option, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions, (iv) the grant date of such Company Option, (v) the exercise price of such Company Option, (vi) the expiration date of such Company Option, (vii) whether early exercise is permitted with respect to such Company Option, (viii) whether such Company Option is an “incentive stock option” (as defined in Section 422 of the Code) or a non-qualified stock option, and (ix) whether the holder is a current or former employee or service provider of the Company. No vesting of Company Options will accelerate in connection with the consummation of the Contemplated Transactions. No Company Option is or has been a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code. The treatment of the Company Options that have been granted under the Company Equity Plans as provided in this Agreement is permitted pursuant to the terms of the Company Equity Plans, and as of the First Effective Time, no former holder of a Company Option will have rights with respect to such Company Option (other than the rights contemplated by Section 1.6(a) (Treatment of Company Warrants and Company Options)).

2.4 SEC Reports, Financial Statements.

(a) The Company has timely filed or furnished each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by the Company or any of the Company Subsidiaries pursuant to the Securities Act or the Exchange Act with the SEC since January 1, 2021 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Company SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports.

(b) Each of the principal executive officer of Company and the principal financial officer of Company (or each former principal executive officer of Company and each former principal financial officer of Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Reports. For purposes of the preceding sentence, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX.

(c) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (the “Company Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Company SEC Report, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited financial statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Company ) in all material respects the consolidated financial position of Company and its consolidated subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

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(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Company (A) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Company’s outside auditors and the audit committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to the Company prior to the date of this Agreement. Neither Company nor, to the Knowledge of Company, Company’s independent registered accountant has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Company or its internal accounting controls or any material inaccuracy in the Company Financial Statements.

(e) The Company is not a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or Company SEC Reports.

(f) Since January 1, 2022, there has been no material correspondence between the SEC and the Company that is not set forth or reflected in the Company SEC Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g) Except as set forth in Part 2.4(g) of the Company Disclosure Schedule, the Company is in compliance in all material respects with the applicable provisions of SOX (and the rules and regulations promulgated thereunder) and the applicable listing and other rules and regulations of NASDAQ.

2.5 Absence of Certain Changes. Except as expressly contemplated by this Agreement or disclosed in the Company’s SEC Reports, between the Balance Sheet Date and the date of this Agreement: (a) no event or series of related events has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (b) no event or action has occurred that, if taken after the date of this Agreement, would require the consent of Parent pursuant to Section 4.2 (Conduct of the Business of the Company) if such event or action occurred during the Pre-Closing Period; or (c) except in connection with the Contemplated Transactions, the Company has used or held its assets and properties for use and has operated and conducted its business in all material respects, in the Ordinary Course of Business.

2.6 Title to Assets. Other than as would not be, individually or in the aggregate, material to the Company, the Company has good and valid title to all assets owned or purported to be owned by it as of the date of this Agreement, other than Intellectual Property assets (which are covered by Section 2.8 (Intellectual Property)), including all such assets (other than capitalized or operating leases) reflected on the Balance Sheet (except for assets sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business). Other than as would not be material to the Company, individually or in the aggregate, the Company has good and valid title to, or a valid and binding leasehold or other interest in, all tangible personal property that is currently used by the Company in, and necessary for the conduct of, the Company’s business as currently conducted, free and clear of all Liens (other than Permitted Liens). All of the material tangible assets of the Company (excluding Leased Real Property) have been maintained in a

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reasonably prudent manner and are in good operating condition (ordinary wear and tear excepted) and are not in need of maintenance, repair or replacement except for ordinary, routine maintenance, repair or replacement not material in nature or cost.

2.7 Real Property; Leasehold. The Company does not own, nor has it ever owned, any real property, or any interest in real property, except for the leaseholds created under the real property leases (including all amendments, extensions, renewals, guarantees, and other agreements with respect thereto) identified in Part 2.7 of the Company Disclosure Schedule (the “Leased Real Property”). The Company has made available to Parent true and complete copies of each lease and document related thereto listed in Part 2.7 of the Company Disclosure Schedule (the “Real Property Leases”). The Company is in material compliance with the Real Property Leases, and has a valid and subsisting leasehold interest in all Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens. Except as set forth in Part 2.7 of the Company Disclosure Schedule, the Company has not granted any other Person the right to occupy or use any Leased Real Property and the Company’s quiet enjoyment of the Leased Real Property under such lease has not been disturbed in any material respect. Except as set forth in Part 2.7 of the Company Disclosure Schedule, there are no written or oral subleases, licenses, concessions, occupancy agreements or other Contracts granting to any other Person the right of use or occupancy of any Leased Real Property. As of the date of this Agreement, the Company has not received written notice of (a) default, or intention to terminate or not renew, any Real Property Lease or (b) any eminent domain, condemnation or similar proceeding pending or threatened, against all or any portion of any Leased Real Property.

2.8 Company Data and Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

“Company Data” shall mean all Personal Data or Confidential Information Processed by the Company in the operation of its business.

“Company Intellectual Property Agreements” shall mean the Outbound Licenses, the Inbound Licenses and the Other IP Contracts.

“Company Licensed Intellectual Property” shall have the meaning set forth in Section 2.8(m)(i) of this Agreement.

“Company Owned Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by the Company.

“Company Owned Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or purported to be owned by the Company.

“Company Privacy Policies” shall mean, collectively, any and all (A) of the Company’s data privacy and security policies published on Company Websites or otherwise made publicly available by the Company and (B) public representations (including representations on Company Websites) of the Company regarding data privacy, integrity, availability or security with regard to the Company’s Processing of Personal Data; in each case since January 1, 2020.

“Company Products” shall mean all products and services that the Company currently intends to make commercially available following receipt of all approvals under applicable Laws.

“Company Registered Intellectual Property” shall mean United States, international and foreign: (A) Patents; (B) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property Rights that are the subject of a filing or registration anywhere in the world, in each case registered or filed in the name of, or owned or purported to be owned by, the Company, excluding any of the foregoing that expired (with no opportunity to renew) prior to the date of this Agreement, or that the Company, in its reasonable business judgment, elected to abandon or allow to lapse (and in fact lapsed or were abandoned) prior to the date of this Agreement.

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“Company Source Code” shall mean, collectively any software source code and human-readable software instructions or programs that embody any Company Owned Intellectual Property Rights that is part of or used in the development or provision of Company Products.

“Company Websites” shall mean all websites owned, operated or hosted by the Company (including those websites operated using the domain names listed in Part 2.8(c) of the Company Disclosure Schedule).

“Intellectual Property” shall mean (A) Intellectual Property Rights; and (B) Technology

“Intellectual Property Rights” shall mean any and all rights (including database rights) in, arising out of, or associated therewith, throughout the world: (A) Patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures; (B) rights under Law associated with Trade Secrets, confidential and proprietary information, know-how, industrial designs and any registrations and applications therefor; (C) trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, (D) Internet domain name registrations; (E) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto; (F) database rights under Law; and (G) moral and economic rights of authors and inventors, in each case, however denominated and any similar or equivalent rights to any of the foregoing.

“IT Infrastructure” shall have the meaning set forth in Section 2.10 of this Agreement.

“Open Source Materials” shall mean software or other material that is distributed as “free software,” “open source software” or under substantially similar licensing or distribution terms.

“Personal Data” shall mean information that (A) identifies, directly or indirectly, a natural person; and (B) any other information that is considered “personally identifiable information”, “personal information”, “protected health information”, “individual health information”, or “personal data” under applicable Law (including all applicable Privacy Laws).

“Privacy Laws” shall mean each applicable Law concerning privacy, or security of Personal Data, such as the breach, retention, security, protection, disposal, international transfer or other Processing of Personal Data, by the Company, including, as applicable, (A) the EU General Data Protection Regulation 2016/679, the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC or further amended or replaced from time to time, and any relevant national implementing legislation, and any substantially similar local legislation, (B) Laws regarding the Processing of Personal Data in direct marketing, e-mails, text messages or telemarketing, (C) Laws regarding the secure disposal of records containing Personal Data, (D) Laws regarding international data transfers and/or on-soil requirements of Personal Data, (E) Laws regarding banking secrecy and outsourcing requirements with respect to the Processing of Personal Data, (F) Laws regarding incident reporting and data breach notification requirements with respect to Personal Data, (G) the California Consumer Privacy Act of 2018, (H) the Health Insurance Portability and Accountability Act of 1996, as amended, (I) Laws regarding unfair or deceptive practices with respect to the Processing of Personal Data; and (J) state consumer protection Laws with respect to the Processing of Personal Data.

“Process”, “Processed” or “Processing” shall mean, with respect to Personal Data, the use, access, collection, processing, storage, recording, organization, adaption, modification, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

“Shrink-Wrap Software” shall mean any Technology (including Technology offered on a SaaS, PaaS, or IaaS or similar basis and software available through retail stores, distribution networks or that is pre-installed as a standard part of hardware purchased by the Company) that (A) is generally commercially available on standard non-exclusive terms, (B) has not been modified or customized by or for the Company, and (C) has an annual license or subscription fee or total replacement cost of less than $105,000.

“Technology” shall mean any and all of the following to the extent material to the business of the respective entity: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test

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methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas, data and information (including customer lists and supplier lists, to the extent proprietary or confidential), know-how and information maintained as Trade Secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, and any and all instantiations or embodiments of the foregoing in any form and embodied in any media.

“Trade Secrets” shall mean all of the following to the extent treated by Company as a trade secret under applicable law: inventions (whether or not patentable) and improvements thereto, know-how, research and development information, business plans, specifications, designs, processes, process libraries, technical data, customer data, financial information, pricing and cost information, bills of material, or other confidential information exclusively owned by a Person, including any formula, pattern, compilation, program, device, method, technique, or process, that (i) provides an actual or potential independent economic value from not being generally known to and not being readily ascertainable by, other Persons, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(b) The Company exclusively owns all rights, title and interest in and to all Company Owned Intellectual Property, free and clear of any Liens (other than Permitted Liens). Other than Permitted Liens, the Company has not transferred (or agreed to transfer) full or partial ownership of, or granted (or agreed to grant) any exclusive license with respect to, any Intellectual Property to any Third Party that is, or at any time in the past was, material Company Owned Intellectual Property.

(c) Part 2.8(c) of the Company Disclosure Schedule lists all Company Registered Intellectual Property, and, for each item of Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and to Company’s Knowledge all actions that are required to be taken by the Company vis-à-vis the applicable authorities with which such Company Registered Intellectual Property was registered or filed within 60 days of the date of this Agreement. Each item of Company Registered Intellectual Property that has been issued is valid and subsisting. All registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property or any pending applications therefor have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States and foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Company Registered Intellectual Property and recording and perfecting the ownership interests of the Company therein (provided that, for any item of Company Registered Intellectual Property that the Company, in its reasonable business discretion, has elected not to maintain in force, Part 2.8(c) of the Company Disclosure Schedule so indicates).

(d) There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the Knowledge of the Company threatened, with respect to any Patents included in the Company Registered Intellectual Property. The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company and has made no material misrepresentation in such applications. The Company has no Knowledge of any information affecting the validity of any Company Registered Intellectual Property.

(e) Each item of Company Owned Intellectual Property and Company Licensed Intellectual Property is owned by the Company or available for use by the Company. The Company Owned Intellectual Property and Company Licensed Intellectual Property constitutes all Intellectual Property necessary to conduct the Company’s business in all material respects in the manner currently conducted and contemplated to be conducted in the future by Parent. Neither the execution, delivery or performance of this Agreement nor the consummation of the Contemplated Transactions would reasonably be expected to result in or give any other Person the right or option to cause, create, impose or declare: (i) a loss of, or Lien on, any Company Owned Intellectual Property or any Company Licensed Intellectual Property; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Company Owned Intellectual Property or Company Licensed Intellectual Property.

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(f) No Company Products or material Patents included in the Company Owned Intellectual Property were developed or derived from using, in whole or in part, funding or resources provided by a Governmental Body. No facilities of a university, college, other educational institution or research center was used in the development of the Company Owned Intellectual Property. Part 2.8(f) of the Company Disclosure Schedule lists all Company Products (and the current or most recent version number or identifier (if any) of each such Company Product as of the date of this Agreement). If any Company Products are or were the subject of clinical studies, Part 2.8(e) of the Company Disclosure Schedule lists all such clinical studies for each such Company Product.

(g) The Company has secured from all Company Service Providers who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Company Owned Intellectual Property (each such Person an “Author”), to the extent permitted by applicable Law, unencumbered and unrestricted exclusive ownership of, all of the Authors’ rights, title and interest in such contribution and has obtained the waiver of all non-assignable rights. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure agreements and Intellectual Property assignments from all current and former Authors and, in the case of Patents, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Parent true and complete copies of all such agreements and assignments covering Company Owned Intellectual Property claiming the Company Products that are material to the research, development or commercialization plans of the Company.

(h) No Company Service Provider currently engaged with or employed by the Company is, to the Knowledge of the Company: (i) bound by or otherwise subject to any Contract with a Third Party restricting such Company Service Provider from performing his/her duties for the Company; or (ii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his/her activities as an employee or contractor of the Company.

(i) The Company takes and has taken commercially reasonable steps designed to protect and preserve the confidentiality of: (i) confidential or non-public information of the Company (including all Trade Secrets owned or possessed by the Company), excluding any information that the Company, in its reasonable business judgment, elected to publish or elected to make available to one or more Third Parties without an obligation of confidentiality; as well as (ii) confidential or non-public information provided by any Third Party to the Company under a written obligation of confidentiality, to the extent required pursuant to that written obligation (all such information, collectively, “Confidential Information”). The Company has implemented in the past three years and maintains reasonable security, disaster recovery and business continuity plans and measures consistent with industry practices of companies of similar size offering similar products or services, and conducts its business in material compliance therewith. To the Knowledge of the Company, in the three years prior to the date of this Agreement, the Company has not experienced any material breach of security or other material unauthorized access by a Third Party to any Confidential Information, including Personal Data, in the Company’s’ possession, custody or control, and there has been no material breach by the Company or, to the Knowledge of the Company, material breach of any Third Party’s obligations to the Company under any Contract relating to any Confidential Information.

(j) To the Knowledge of the Company, the operation of the business of the Company as previously conducted in the three years prior to the date of this Agreement and as currently conducted, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the use by the Company of any product, device, process or service used in the business of the Company as previously conducted in the three years prior to the date of this Agreement and as currently conducted, has not, and when operated in the manner currently conducted as of immediately prior to Closing, does not, infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Intellectual Property Rights of a Third Party.

(k) Except as set forth in Part 2.8(k) of the Company Disclosure Statement, the Company has not been sued in any Legal Proceeding, nor has the Company received any written notice alleging that it has infringed, misappropriated, or violated or, by conducting the business of the Company, would infringe, misappropriate, or violate, any Intellectual Property Rights of any other Person, or has conducted any activity constituting unfair competition or unfair trade practices.

(l) There is no, and there has not in the past three years been any infringement or misappropriation of any Company Owned Intellectual Property by any Third Party. The Company has not brought any Legal Proceeding against a Third Party for infringement or misappropriation of any Intellectual Property Rights.

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(m) Licenses; Agreements.

(i) Part 2.8(m)(i) of the Company Disclosure Schedule lists all Contracts (other than Contracts that have expired or been terminated prior to the date of this Agreement) pursuant to which Intellectual Property material to the Company is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company by a Third Party (other than those that are Non-Scheduled Inbound Contracts) (“Inbound Licenses”, and the Intellectual Property therein, “Company Licensed Intellectual Property”). The Company is current with all payment obligations under the Inbound Licenses and, in its reasonable judgment, does not anticipate any payments to become due under the Inbound Licenses within twelve (12) months after the Closing Date.

(ii) Part 2.8(m)(ii) of the Company Disclosure Schedule lists all Contracts (other than Contracts that have expired or been terminated prior to the date of this Agreement) pursuant to which any Third Party has been granted any license under, or otherwise has received or acquired any material right (whether or not currently exercisable) or interest in, any Company Owned Intellectual Property material to the Company (in each case, other than those that are Non-Scheduled Outbound Contracts) (“Outbound Licenses”). The Company is not currently bound by, and no Company Owned Intellectual Property Rights are subject to, any Contract containing any covenant or other provision that in any way materially limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Owned Intellectual Property anywhere in the world in connection with its business. Except as set forth in any Inbound Licenses, the Company has not agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property with respect to any Third-Party Intellectual Property. Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any person.

(iii) Part 2.8(m)(iii) of the Company Disclosure Schedule lists all Contracts (other than those that are Inbound Licenses or Outbound Licenses) in effect as of the date of this Agreement containing any (A) restrictions, in any material respect, on the Company’s rights to patent, register, enforce, use or otherwise exploit any Company Owned Intellectual Property or other Intellectual Property used or held for use in the business of the Company by or on behalf of the Company, including covenants not to sue, (B) right of first refusal, option or any other material right to acquire any right, title or interest, including any exclusive license, in or to any Company Owned Intellectual Property or (C) obligation to make any payment due or payable in connection with any change in control of the Company, or any earn-out, milestone or other contingent payments that have not yet been paid under any Contract pursuant to which any Intellectual Property is or has been licensed, sold, assigned, or otherwise conveyed or provided to the Company (excluding any contingent payments arising pursuant to recruiting agreements for Company Service Providers entered into in the Ordinary Course of Business) (all of the foregoing, the “Other IP Contracts”).

(n) With respect to the Company Intellectual Property Agreements:

(i) The Company is not (nor will it be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in material breach of any Company Intellectual Property Agreement, and the consummation of the Contemplated Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations, or remedies with respect to any Company Intellectual Property Agreements, or give any party to any Company Intellectual Property Agreement the right to do any of the foregoing, other than, if a Material Consent (as defined in Section 2.23 below) is required pursuant to a Company Intellectual Property Agreement from the counterparty thereto, as a result of a failure to obtain such corresponding Material Consent;

(ii) At and immediately after the Closing, the Surviving Entity that is party to the applicable Company Intellectual Property Agreement will be permitted to enforce all of the obligations and exercise all of the rights of the Company under the Company Intellectual Property Agreements necessary to conduct its business without the payment of any additional amounts or consideration other than (A) ongoing fees, royalties or payments that the Company would otherwise be required to pay, (B) if a Material Consent is required pursuant to a Company Intellectual Property Agreement from the counterparty thereto, as a result of a failure to obtain such corresponding Material Consent;

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(iii) No Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or to obtain any Person’s approval of a Company Product for the development, manufacture or commercialization of such Company Product; and

(iv) As of the date of this Agreement, there are no pending Legal Proceedings that the Company has been provided written notice of (or otherwise has Knowledge of), and to the Knowledge of the Company, no other disputes or threatened Legal Proceedings, regarding the scope of any Company Intellectual Property Agreements or performance under any such agreements including with respect to any payments to be made or received by the Company thereunder.

(o) None of the execution and performance of this Agreement, the consummation of the Contemplated Transactions and the assignment to Parent by operation of Law or otherwise of any Contracts to which the Company is a party or by which any of its assets is bound, will result in: (i) Parent or any of its Affiliates (other than the Surviving Entity) granting to any Third Party any right to or with respect to any material Intellectual Property Rights or Personal Data owned by, or licensed to Parent or any of its Affiliates, (ii) any Party being obligated to pay any royalties or other material amounts to any Third Party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Contemplated Transactions or (iii) any termination of, or other material adverse impact to, any Company Intellectual Property Agreements (other than if a Material Consent is required pursuant to a Company Intellectual Property Agreement from the counterparty thereto, as a result of a failure to obtain such corresponding Material Consent).

(p) The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosure, delivery, license, or other availability made to (A) Company Service Providers and Company Consultants involved in the development of Company Products, or (B) independent third-party escrow agents pursuant to a valid and enforceable written source code escrow agreement providing for limited release only upon the occurrence of specified release events, no such event has occurred, and no circumstance or condition of which the Company has Knowledge exists that (with or without notice or lapse of time, or both) will (or the Company reasonably expects to) result in the occurrence of such an event. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Contemplated Transactions will result in a release from escrow or other delivery to a Third Party of any Company Source Code.

(q) Privacy and Personal Data.

(i) The Company, at all times during the past three years, has complied in all material respects with (A) all of the Company Privacy Commitments (as defined below); and (B) Privacy Laws; except in each case of (A) and (B), as would not reasonably be expected to result in liability material to the Company.

(ii) The Company has at all times during the past three years, except as would not reasonably be expected to result in liability material to the Company: (A) obtained or received any consents from data subjects required for the Company to comply with applicable Privacy Laws governing the Processing of Personal Data as conducted by or for the Company, (B) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data exercised pursuant to applicable Privacy Laws, and (C) complied in all material respects with all (1) then-current Company Privacy Policies; (2) obligations of the Company under Contracts relating to the Processing of Company Data; and (3) Third Party access program agreements to which the Company is a party, in each case, as required by applicable Privacy Law or by the terms of any Contract by which the Company is bound, or by the terms of the applicable Company Privacy Policy (collectively, Sections 2.8(q)(ii)(A) through 2.8(q)(ii)(C), the “Company Privacy Commitments”. The execution, delivery and performance of this Agreement, including the consummation of the Contemplated Transactions, will not cause, constitute, or result in a material breach or violation by the Company of any Company Privacy Commitments or Privacy Laws. The Company has made available to Parent complete copies of Company Privacy Policies posted at any time in the past three years. No disclosures made or contained in any Company Privacy Policy in the past three years have been materially inaccurate, misleading or deceptive, including by containing any material omission.

(iii) Except as would not reasonably be expected to result in liability material to the Company, in the past three years, (i) the Company has at all times taken commercially reasonable steps (including implementing and maintaining security systems and technologies in material compliance with all Privacy Laws and in compliance in all material respects with all Company Privacy Commitments) designed to preserve and protect

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Company Data against (A) loss; (B) theft; and (C) accidental, unauthorized or unlawful Processing in a manner reasonably appropriate to the risks represented by the Processing of such data by the Company and for the Company by its data processors or service providers; and (ii) the Company has taken commercially reasonable steps designed to ensure the reliability of the employees and contractors that have access to Company Data and designed to ensure that all employees and contractors with the right to access to such data are under written obligations of confidentiality with respect to such data. At all times during the past three years, except as would not reasonably be expected to result in liability material to the Company, taken as a whole, the Company has contractually obligated Third Parties that service, host, manage, access or otherwise Process Company Data to comply with applicable Privacy Laws and applicable obligations under Company Privacy Commitments. The Company has no Knowledge that any such Third Parties that service, host, manage, access or otherwise process Company Data, in their provision of services to the Company, have failed to comply in any material respect with applicable Privacy Laws or applicable Company Privacy Commitments.

(iv) Except as would not reasonably be expected to result in liability material to the Company, in the three years prior to the date of this Agreement, to the Knowledge of the Company, (i) no unauthorized access to any Company systems used by the Company to maintain Company Data, or any Company Products, or any Company Data in the possession, custody or control of any data processor or service provider of the Company, and (ii) no loss, theft, unauthorized access to, or unauthorized use, acquisition, handling, disclosure, or other Processing of, any Company Data or Personal Data maintained by or otherwise in the possession, custody or control of the Company (each, a “Security Incident”) has occurred. Except as would not reasonably be expected to result in liability material to the Company, taken as a whole, (i) to the Knowledge of the Company, as of the date of this Agreement, no “high” or “critical” security vulnerabilities exist in the Company Product or any of the Company’s on-premises or cloud-based software implemented by the Company, which vulnerabilities have not been remediated in a commercially reasonable manner; and (ii) the Company has taken commercially reasonable actions to address, and where applicable, remedy the cause of, all Security Incidents that have occurred in the three years prior to the date of this Agreement. The Company has made all notifications to Persons, Governmental Bodies, media, customers or other Third Parties required under Privacy Laws or Company Privacy Commitments arising out of or relating to any Security Incident of which the Company has Knowledge that has occurred in the three years prior to the date of this Agreement.

(v) As of the date of this Agreement, the Company has not received and to the Knowledge of the Company, there is no circumstance, except as would not reasonably be expected to result in liability material to the Company, taken as whole, that has arisen in the three years prior to the date of this Agreement that would reasonably be expected to give rise to any (A) written notice of any Legal Proceeding, order, regulatory opinion, audit result or allegation from a Governmental Body, (B) written notice from any Governmental Body, or (C) any written notice from any other Person (including a data subject): (1) alleging or confirming non-compliance by the Company with an applicable requirement of Privacy Laws or Company Privacy Commitments, (2) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (3) permitting or mandating relevant Governmental Bodies to investigate, requisition information from, or enter the premises of, the Company relating to the Company’s actual or alleged noncompliance with Privacy Laws or Company Privacy Commitments; or (4) claiming compensation from the Company relating to the Company’s actual or alleged noncompliance with Privacy Laws or Company Privacy Commitments; excluding, in the case of all subparts of item (C), any notice relating to customer service or any requests by individuals that would not reasonably be expected to result in liability material to the Company. The Company has not received written notice of being involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments by the Company.

2.9 Material Contracts.

(a) Part 2.9(a) of the Company Disclosure Schedule lists each Contract (other than any Company Plan set forth in Part 2.15(a) of the Company Disclosure Schedule) that is in effect, and that has not expired or been terminated in accordance with its terms, as of the date of this Agreement to which the Company is a party or by which any of its properties or assets are otherwise bound of the following categories (such Contracts required to be disclosed under Part 2.9(a) of the Company Disclosure Schedule, the “Material Contracts”):

(i) any Contract (or group of related Contracts), other than a Company Plan, that requires future payments by or to the Company in excess of $100,000 in any calendar year, including any such Contract (or group of such Contracts that are related) for the purchase, lease or sale of real property, raw materials, goods, commodities, utilities, equipment, supplies, products or other personal property, or for the provision or receipt of services, in each case to the extent the Contract is not terminable without penalty on 90 days’ or shorter notice;

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(ii) any Contract relating to the acquisition or disposition by the Company of any operating business or assets (other than pursuant to non-exclusive licenses or grants of non-exclusive rights); (B) any Contract relating to the acquisition or disposition by the Company of any operating business or assets (other than pursuant to non-exclusive licenses or grants of non-exclusive rights) under which the Company has any executory covenants or indemnification or other obligations or rights (including put or call options); or (C) any Contract under which the Company have any indemnification obligations, other than any such Contracts entered into in the Ordinary Course of Business;

(iii) any guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by the Company; (B) any Contract evidencing or relating to Debt of the Company or providing for the creation of or granting any Lien upon any of the property or assets of the Company (excluding Permitted Liens); (C) any Contract (1) relating to any loan or advance to any Person which is outstanding as of the date of this Agreement (other than immaterial advances to employees and consultants in the Ordinary Course of Business) or (2) obligating or committing the Company to make any such loans or advances; and (D) any currency, commodity or other hedging or swap Contract;

(iv) any Contract creating or purporting to create any partnership, alliance or joint venture or any sharing of profits or losses by the Company with any Third Party; or (B) any Contract that provides for “earn-outs” or other contingent payments by or to the Company that have not yet been paid to the Company (excluding any contingent payments arising pursuant to recruiting agreements for Company Service Providers entered in into in the Ordinary Course of Business);

(v) any collective bargaining agreement or similar Contract with any trade union, works council or other labor organization;

(vi) any offer letter, employment agreement, independent contractor agreement or other Contract with any current Company Service Provider pursuant to which the Company is or reasonably could be obligated to pay compensation (excluding variable compensation) in excess of $100,000 annually;

(vii) any Contract that is a settlement, conciliation, or similar agreement with any Governmental Body or that imposes any monetary or other material obligations upon the Company to any Governmental Body after the date of this Agreement;

(viii) all joint venture, partnership (involving sharing of profits) or similar Contracts (and not including any sharing of profits by a Third Party with the Company that are based on sales of goods or services other than Company Products);

(ix) any Contract under which any Governmental Body has any material rights;

(x) (A) any Contract containing covenants restricting or purporting to restrict competition which, in either case, have, would have or purport to have the effect of prohibiting the Company, or, after the Closing, Parent or the Surviving Entity from engaging in any business or activity in any geographic area or other jurisdiction, other than any such covenant set forth in this Agreement or the agreements ancillary hereto; (B) any Contract in which the Company has granted “exclusivity” or that requires the Company to deal exclusively with, or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other Person or that is a requirements contract; (C) any Contract that includes minimum purchase conditions or other requirements, in either case that exceed $100,000 in any calendar year to the extent the Contract is not terminable without penalty on 90 days’ or shorter notice; or (D) any Contract containing a “most-favored-nation,” “best pricing” or other similar term or provision by which another party to such Contract or any other Person is, or could become, entitled to any benefit, right or privilege which, under the terms of such Contract, is required to be at least as favorable to such party as those offered to another Person;

(xi) any Contract involving a sales agent, representative, distributor, reseller, middleman, marketer, broker, franchisor or similar Person who is entitled to receive commissions, fees or markups related to the provision or resale of goods or services of the Company;

(xii) any Contract involving commitments to make capital expenditures or to Contract, purchase or sell assets involving $100,000 or more;

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(xiii) any lease, sublease, rental or occupancy agreement, license (not relating to Intellectual Property), installment, and conditional sale agreement or agreement under which the Company is the lessee or lessor of, or owns, uses or operates any leasehold or other interest in any real or personal property;

(xiv) the Company Intellectual Property Agreements; and

(xv) any Contract (excluding any Contract disclosed in Part 2.14(f) of the Company Disclosure Schedule) that contains a change in control clause or similar provision that would be reasonably be expected to be triggered in connection with the consummation of the Contemplated Transactions and would result in payments by the Company or any successor thereto in excess of $100,000, individually or in the aggregate; and

(xvi) any Contract not otherwise listed or required to be listed in Part 2.9(a) of the Company Disclosure Schedule (including Company Intellectual Property Agreements) that, if terminated, or if such Contract expired without being renewed, would have a Company Material Adverse Effect.

(b) With respect to each Material Contract listed in Part 2.9(a) of the Company Disclosure Schedule, such Material Contract is, to the Knowledge of the Company, binding and enforceable against the Company and, to the Knowledge of the Company, against each party thereto other than the Company, in accordance with its terms, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies. Except for breaches, violations or defaults which have not had, and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is not in violation of any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, any Material Contract, and, to the Knowledge of the Company, no other party to such Material Contract is in violation of any provision, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Material Contract. Since January 1, 2021, the Company has not received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible violation or breach of, or default under, any Material Contract by the Company. The Company has made available to Parent true and complete copies of each such Material Contract in all material respects (including all modifications, amendments and supplements thereto and waivers thereunder, but not including purchase orders and similar confirmatory documents not specific to provisions that make such Contract a Material Contract).

2.10 Information Technology.

(a) The Contracts to which the Company is a party to relating to its information technology infrastructure (“IT Infrastructure”) will not be adversely affected by the Contemplated Transactions, and the IT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Merger on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Parent. The IT Infrastructure that is currently used in the business of the Company constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company as currently conducted and currently proposed to be conducted, including having reasonably sufficient capacity and maintenance and support requirements to satisfy the material requirements of the business of the Company with regard to information and communications technology, data processing and communications. The IT Infrastructure is: (i) in good working order and functions in material accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with typical industry practice and, where commercially appropriate, is covered by sufficient maintenance or warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by reasonable security and disaster recovery arrangements, including on-site and off-site archival mechanisms for material software and data in the IT Infrastructure, and mechanisms for preventing the introduction of viruses to, and unauthorized access of, the IT Infrastructure.

(b) All Contracts relating to the IT Infrastructure are, to the Knowledge of the Company, valid and binding. No Contract that relates to the IT Infrastructure has been the subject of any uncured material breach by the Company, or, to the Knowledge of the Company, to any other Person, and the Company (A) has not expressly waived any material breach thereof by any other Person, (B) has not, as of the date of this Agreement, received any written notice of termination of any such Contract, and (C) has no Knowledge of any current or imminent circumstances that would give rise to a breach of any such Contract, or to suspension, variation, revocation or termination of any such Contract without the consent of the Company.

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2.11 Liabilities. The Company has no liabilities required by GAAP to be reflected in the Balance Sheet or footnotes to the Balance Sheet other than: (a) those set forth on the face of the Balance Sheet; (b) those incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which arose out of, in connection with or as a result of any breach of Contract, tort, infringement of Intellectual Property or violation of Law, and none of which are, individually or in the aggregate, material to the business of the Company as presently operated); (c) those incurred pursuant to performance of this Agreement; and (d) those that are not, individually or in the aggregate, material to the Company. Part 2.11 of the Company Disclosure Schedule sets forth all of the Debt of the Company outstanding as of the date of this Agreement.

2.12 Compliance with Laws; Permits.

(a) The Company is in material compliance with, and at all times during the past three years has been in material compliance with, applicable Laws, including those relating to employment, and as of the date of this Agreement, the Company has not received any written notices of any material violation with respect to such Laws.

(b) The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Body (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the business of the Company or the holding of any such interest (all of the foregoing consents, business licenses, permits, grants and other authorizations, collectively, the “Permits”), and all of the Permits are in full force and effect. Part 2.12(b) of the Company Disclosure Schedule lists all Permits as of the date of this Agreement, other than Permits which the Company’s failure to obtain or possess would not reasonably be expected to have, individually or in the aggregate, a material and adverse impact on the Company. As of the date of this Agreement, the Company has not received any written notice from any Governmental Body regarding (A) any actual or alleged material violation of any Permit or any material failure to comply with any term or requirement of any Permit or (B) any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Permit, and to the Knowledge of the Company, no such written notice is forthcoming. The Company has materially complied with all of the terms of the Permits and none of the Permits will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Merger.

2.13 Certain Business Practices. The Company, and to the Knowledge of the Company, the Company Service Providers or other Representatives (a) have not used and are not using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (b) have not made any direct or indirect unlawful payments to any foreign or domestic Government Official; (c) have not violated and are not violating any Anti-Corruption Laws; (d) have not established or maintained, and are not maintaining, any unlawful or unrecorded fund of monies or other properties; (e) have not made, and is not making, any false or fictitious entries on its accounting books and records; (f) have not made, and are not making, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, and have not paid, and are not paying, any fee, commission or other payment that has not been properly recorded on their accounting books and records as required by the Anti-Corruption Laws; and (g) have not otherwise given or received anything of value to or from a Government Official, an intermediary for payment to any individual including Government Officials, any political party or any customer for the purpose of obtaining or retaining business.

2.14 Tax Matters.

(a) The Company has duly and timely filed all income and other material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were true, correct and complete in all material respects. All material Taxes due and owing by the Company (whether or not shown on any Tax Return) have been duly and timely paid. The Company has made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any underpayment, penalties or interest. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no Liens for Taxes (other than Liens for current Taxes not yet delinquent) upon any of the assets of the Company.

(b) The unpaid Taxes of the Company (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) in accordance with GAAP, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the Balance Sheet Date, the Company has not incurred any liability for Taxes outside the Ordinary Course of Business.

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(c) No audit or other examination of any Tax Return of the Company is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination. Any past audit of any Tax Return of the Company has been completed and fully resolved and all Taxes determined by such audit to be due from the Company have been paid in full to the applicable Governmental Body. There is no unresolved material Tax deficiency outstanding, assessed or proposed against the Company. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect.

(d) The Company has withheld or collected and properly reported and timely paid over to the appropriate Governmental Body all Taxes required to have been withheld or collected, reported and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder, or other Third Party. Except as would not be material to the Company, all persons who have provided services to the Company that have been classified as independent contractors for Tax purposes were properly so classified.

(e) The Company is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as related to Section 355 of the Code) in the two years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the Contemplated Transactions.

(g) The Company (i) has no disclosure obligation under Section 6662 of the Code or comparable provisions of state, local or non-U.S. tax law, and (ii) has not consummated or participated in, or is currently participating in, any transaction which was or is a “reportable transaction” as defined in Section 6707A(c)(1) of the Code or the Treasury Regulations promulgated thereunder, or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax law.

(h) The Company will not be required to include an item of income or gain in, or exclude an item of deduction or loss from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) change in method of accounting or use of an improper method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or prior to the Closing Date; (iii) election pursuant to Section 108(i) or Section 965(h) of the Code (or any comparable or similar provisions of applicable Law) made on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) intercompany transactions (including any intercompany transaction subject to Sections 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) arising from a transaction consummated on or prior to the Closing Date; or (vi) prepaid amount received on or prior to the Closing Date.

(i) The Company has made available to Parent true and complete copies of all income and other material Tax Returns for which the applicable statute of limitations has not expired, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against the Company. Part 2.14(i) of the Company Disclosure Schedule sets forth each jurisdiction where the Company will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid.

(j) The Company is not party to any agreement with any Third Party relating to allocating or sharing the payment of, or liability for, Taxes (except for Contracts entered into in the Ordinary Course of Business, the principal purpose of which was not Taxes).

(k) The Company is not nor has it ever been a member of a consolidated, combined, unitary or affiliated group. The Company has no potential liability for the Taxes of any other Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law); (ii) as a transferee or successor; (iii) by Contract (except for Contracts entered into in the Ordinary Course of Business, the principal purpose of which was not Taxes), or (iv) by operation of Law or otherwise.

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(l) The Company has no direct or indirect interest in any trust, partnership, corporation, limited liability company, or other business Entity for U.S. federal income Tax purposes, or any interest in a joint venture, Contract or other arrangement that could reasonably be treated as a partnership for U.S. federal income Tax purposes. The Company is and always has been, a domestic corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes, and has had comparable status as a corporation under the Laws of any state, local or foreign jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. The Company uses the accrual method of accounting for income Tax purposes. The taxable year of the Company is the calendar year ending December 31.

(m) No claim has been made in writing by any Governmental Body in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has never (i) had a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than the United States or otherwise has or has had an office or fixed place of business in a country other than the United States; or (ii) engaged in a trade or business in any country other than its country of formation that subjects it to Tax in such other country. The Company is not required to register in any jurisdiction for VAT purposes pursuant to applicable Laws.

(n) The Company is, and has been, in compliance with the requirements for any applicable Tax holidays or incentives that have current applicability to the Company, and no such Tax holiday or incentive will be jeopardized by the Contemplated Transactions. Parent and its Subsidiaries (including the Surviving Entity) will not be liable to any Governmental Body for any amounts benefitting the Company before the Closing under any Tax holiday or incentive (including as a result of a termination thereof or disqualification therefrom). The Company has not availed itself of relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar applicable federal, state or local Law.

(o) No share of Company Capital Stock and no Company Warrant is a “covered security” within the meaning of Section 6045(g) of the Code. A valid election under Section 83(b) of the Code was made for each share of Company Capital Stock that was issued in connection with the performance of services and that is or was subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code. The Company has delivered to Parent true, correct, and complete copies of all election statements under Section 83(b) of the Code received by the Company within the last three (3) years in accordance with Treasury Regulation Section 1.83-2(d).

(p) The Company has not participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(q) The Company is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company. The prices for any property or services (or for the use of any property) provided by or to the Company are arm’s length prices for purposes of all applicable transfer pricing Laws, including the Treasury Regulations promulgated under Section 482 of the Code.

(r) The Company has not transferred intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. The Company is not subject to any gain recognition agreement under Section 367 of the Code.

(s) The Company has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

2.15 Employee Benefit Plans.

(a) Part 2.15(a) of the Company Disclosure Schedule sets forth a list of all Company Plans and material Company Service Provider Agreements in effect as of the date of this Agreement (other than (i) Company Service Provider Agreements with employees that are terminable at-will by the Company without a required notice period or severance or change of control pay or benefits, in which case only the form of such Company Service Provider Agreements will be listed, (ii) individual equity award agreements that do not deviate from the Company’s standard forms, in which case only such standard forms of equity award agreement will be listed, and (iii) Company Service Provider Agreements with consultants that are terminable without penalty on not more than thirty (30) days’ notice, in which case only forms of such Company Service Provider Agreements will be listed, unless any such

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Company Service Provider Agreements provides (x) severance or change of control pay or benefits that are, in each case, greater than required by applicable Law or (y) could reasonably obligate the Company to pay compensation in excess of $50,000 annually).

(b) With respect to each Company Plan and material Company Service Provider Agreement (other than those that are materially consistent with a Standard Form IP Agreement), the Company has made available to Parent true and complete copies of (to the extent applicable): (i) each writing constituting a part of any written Company Plan and Company Service Provider Agreement and all amendments thereto, and all trusts or service agreements relating to the administration and recordkeeping of the Company Plan or Company Service Provider Agreement, and written summaries of the material terms of all unwritten Company Plans and Company Service Provider Agreements; (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto) as filed; (iii) the most recent summary plan description and all summaries of material modifications; (iv) the most recent IRS determination, opinion or advisory letter issued with respect thereto; (v) the most recent summary annual reports, nondiscrimination testing reports and actuarial reports; and (vi) all material written correspondence given to such Company Plan or Company Service Provider Agreement or the Company by any Governmental Body (including any foreign Governmental Body responsible for the regulation of such Company Plan or Company Service Provider Agreement) during the three years preceding the date of this Agreement relating to such Company Plan or Company Service Provider Agreement or provided to any such Entity by the Company Plan or Company Service Provider Agreement, the Company during the three years preceding the date of this Agreement.

(c) In all material respects, each Company Plan and Company Service Provider Agreement has been established, funded, operated, administered and maintained in accordance with its terms and in compliance with all applicable Laws, including the Code. There are no Legal Proceedings or claims pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than individual claims for benefits payable in the normal operation of the Company Plan or Company Service Provider Agreement) with respect to any Company Plan or Company Service Provider Agreement. There are no audits, inquiries, investigations or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Body with respect to any Company Plan or Company Service Provider Agreement. Company has timely made all contributions, distributions, reimbursements and payments that are due with respect to each Company Plan and Company Service Provider Agreement, and all contributions, distributions, reimbursements and payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued with respect to each Company Plan and Company Service Provider Agreement. Each Company Plan and Company Service Provider Agreement can be amended, terminated or otherwise discontinued at any time in accordance with its terms, without liability to Parent or the Company (other than ordinary administration expenses and the payment of accrued but unpaid benefits in the ordinary course).

(d) The Company Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination, opinion or advisory letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect the qualification of such Company Plan or the tax exempt status of the related trust.

(e) No payment or benefit which will or may be made with respect to any “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) in connection or association with the consummation of the Merger (either alone or in combination with any other event) will be characterized as a parachute payment within the meaning of Code Section 280G(b)(2). There is no contract, agreement, plan or arrangement to which the Company is bound to provide a gross-up or otherwise reimburse any employee for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(f) Except as otherwise required by this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger will (either alone or in connection with any other event): (i) result in any payment by the Company becoming due to any Company Service Provider, (ii) increase any amount of compensation or benefits otherwise payable under any Company Plan or Company Service Provider Agreement, (iii) result in the acceleration of the time of payment, funding or vesting (other than such accelerated vesting as may occur in the course of terminating any qualified retirement plans )of any payments or benefits under any Company

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Plan or Company Service Provider Agreement, (iv) require any contribution or payment to fund any obligation under any Company Plan or Company Service Provider Agreement, or (v) limit the right to amend or terminate any Company Plan or Company Service Provider Agreement.

(g) No Company Plan or Company Service Provider Agreement is, and the Company does not have nor has it ever sponsored, maintained contributed to, been required to contribute to or had or has any obligations or liability (current or contingent) under or with respect to any plan that is or was (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any “multiple employer plan” within the meaning of Section 413 of the Code, or (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The Company has no current or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(h) No Company Plan or Company Service Provider Agreement provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law, and neither the Company nor Company ERISA Affiliates has made a written or oral representation promising the same to any Company Service Provider.

(i) Each Company Plan or Company Service Provider Agreement providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code.

2.16 Employee Matters.

(a) The Company has made available to the Parent a true and correct list, as of the date of this Agreement, containing: (i) the names of all current Company Service Providers and identification as either a full-time, part-time or temporary employee or independent contractor; (ii) the annual dollar amount of all compensation (including wages, salary or fees, commissions and bonuses) payable to each such Company Service Provider; (iii) dates of first employment or service; (iv) current job title of each employee of the Company; (v) any eligibility to receive severance, notice of termination, retention payment, change of control payment, or other similar compensation; (vi) visa status, if applicable; and (vii) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act, as amended and any similar state law.

(b) The Company: (i) is, and at all times during the prior three years has been, in material compliance with all applicable Laws, and with any order, ruling, decree, judgment or arbitration award of any arbitrator or any court or other Governmental Body, relating to employment and employment practices, including, but not limited to, payment of wages, hours of work, employment taxes and withholdings, labor relations, discrimination, worker classification (including the proper classification of workers as employees or independent contractors and/or consultants), harassment, retaliation, immigration, wrongful discharge or other violation of the rights of any current, former, or prospective Company Service Provider; (ii) has withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Service Provider; and (iii) has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Service Provider (other than routine payments to be made in the normal course of business). To the Knowledge of the Company, each current Company Service Provider is legally authorized to work in his or her current position under applicable United States or foreign immigration laws.

(c) The Company is not, nor has it ever been, a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, or works council or similar body, nor is any such Contract or agreement presently being negotiated. To the Knowledge of the Company, there is currently no, nor has there ever been any, representation campaign or organizing activity with respect to any Company Service Provider.

(d) There are no currently pending, nor have there ever been any, actions, suits, claims, charges, complaints, grievances, arbitrations, investigations or other Legal Proceedings against the Company by or with any Governmental Body, arbitrator, or other dispute resolution forum in connection with the application, employment or engagement of any current, former or prospective Company Service Provider including, without limitation, any

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claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, unpaid commissions, wrongful termination or any other employment related matter arising under applicable Laws, nor, to the Knowledge of the Company, are any such Legal Proceedings threatened to be brought or filed.

(e) To the Knowledge of the Company, (i) no allegations of sexual harassment or misconduct have been made against (A) any of the Company Management, or other officer or director of the Company or (B) any Company Service Provider who, directly or indirectly, supervises other Company Service Providers, and (ii) the Company has not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment or sexual misconduct by any Company Service Provider or other Person.

(f) As of the date of this Agreement, no current Company Service Provider (including any of the Company Management) has provided written notice to the Company of his, her or its intent to terminate his, her, or its relationship with the Company as of the date of this Agreement.

(g) (i) Except as set forth in Part 2.16 (g) of the Company Disclosure Schedule, all current Company Service Providers who are employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination from employment based on service before that date or as required under applicable Law; (ii) the Company’s relationships with all other current non-employee Company Service Providers can be terminated at any time for any reason without notice or any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination; (iii) no current Company Service Provider is unable to perform services for the Company as a result of a leave of absence; (iv) each Company Service Provider who has rendered services to the Company who is or was classified by the Company as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under any Company Plans or prior employee benefit plans) is properly so characterized, and the Company does not have any material liability as a result of the failure to properly classify any such Company Service Provider as an employee of the Company; (v) the Company has never had any temporary or leased employees that were not treated and accounted for in all respects as employees; and (vi) each Company Service Provider who was or is classified as an employee has been correctly classified as exempt or non-exempt for purposes of all applicable Laws, and overtime has been properly recorded and paid for all such employees classified as non-exempt.

(h) The Company is, and at all times during the past three years has been, in compliance in all material respects with all Contracts, Company Service Provider Agreements, and any other obligations due to or in connection with any Company Service Provider. There are no sums owing to any Company Service Provider, other than reimbursements of expenses and fees for the applicable current work period.

2.17 Environmental Matters. The Company is and for the past three years has been in material compliance with all applicable Environmental Laws. During the past three years (or earlier if unresolved), the Company has not received any written notices, demand letters or requests for information from any Governmental Body or any other Person indicating that the Company is or may be in violation of, or may be liable under, any Environmental Law, and the Company is not subject to any pending or, to Knowledge of the Company, threatened action or investigation by any Governmental Body under any Environmental Law. To the Knowledge of the Company, no current or prior owner of any property leased or controlled by the Company has received any written notice from a Governmental Body or any other Person during the past three years (or earlier if unresolved) that alleges that such current or prior owner or the Company are materially violating or have materially violated, or are liable under any Environmental Law. The Company is and for the past three years has been in compliance in all material respects with, and have no material liability under, any provisions of leases relating in any way to any Environmental Laws or to the use, management, handling, disposal or release of Hazardous Substances under such leases. All Environmental Permits, if any, required to be obtained and maintained by the Company under any Environmental Law in connection with its operations as they have been or are currently being conducted, including those relating to the management of Hazardous Substances, have been obtained and maintained by the Company, are in full force and effect, and the Company is and for the past three years has been in material compliance with the terms thereof. The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, handled, released or exposed any Person to any Hazardous Substances on, in or under any real property, or owned or operated any property contaminated by any such Hazardous Substances, in each case that has resulted in or would reasonably be expected to result in material

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liability to the Company under Environmental Laws. The Company has made available to Parent true and complete copies of any environmental investigation, study, test, audit, review or other analysis in its possession in relation to the current or prior business or real properties of the Company.

2.18 Insurance. As of the date of this Agreement, the Company has the insurance of the types and in the amounts set forth in Part 2.18 of the Company Disclosure Schedule (the “Insurance Policies”). The Insurance Policies are in full force and effect and all premiums due and payable under such Insurance Policies have been paid on a timely basis. As of the date of this Agreement, there is no material claim pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The Company is in compliance in all material respects with the terms of such policies. The Company has no Knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies. The Company has made available to Parent true and complete copies of the Insurance Policies.

2.19 Legal Proceedings; Orders. (a) Except as set forth in Part 2.19 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding that involves the Company, or any of the assets owned or used by the Company or any Person whose liability the Company has retained or assumed, either contractually or by operation of Law (excluding any Legal Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the Contemplated Transactions (“Deal Related Litigation”)) and (b) as of the date of this Agreement, there is no pending Deal Related Litigation, and, to the Knowledge of the Company, no Person has threatened to commence any Deal Related Litigation. There is no order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company or any of the Company’s officers or directors (in their respective capacities as such), is subject. For the avoidance of doubt, the Company is not making, and shall not be deemed to have made, any representation with respect to any Deal Related Litigation after the date of this Agreement.

2.20 Authority; Binding Nature of Agreement. Subject to receipt of the Required Company Stockholder Vote, the Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. As of the date of this Agreement, the Company Board has (a) determined that this Agreement, the Merger and the Contemplated Transactions, are advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Merger, and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Stockholder vote to approve the Company Stockholder Matters. Subject to receipt of the Required Company Stockholder Vote, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The Company Board has not adopted or approved any resolution pursuant to Nevada Corporate Law 92A.380(1)(d) or NRS 92A.390(1) granting dissenter’s, appraisal or similar rights to any holder of Capital Stock or any other equity interests of or in the Company, or to any other Person.

2.21 Vote Required. The adoption of this Agreement and approval of the Merger requires the affirmative vote (the “Required Company Stockholder Vote”) of a majority of the outstanding shares of Company Common Stock. The Required Company Stockholder Vote is the only vote of the holders of any class or series of Company Capital Stock required under applicable Law, the Company’s Articles of Incorporation or the Company’s bylaws to adopt and approve this Agreement and approve the Merger. The Company has taken all action necessary to permit the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement under (i) the Nevada Statutes and any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) that is applicable to the Company or (ii) any anti-takeover provision in the Company’s Articles of Incorporation or bylaws that may restrict the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement.

2.22 Counterparties. The Company has no outstanding material disputes with any of its vendors, partners, medical centers, manufacturers or other counterparties to Material Contracts (each, a “Counterparty”). Each Counterparty is listed in Part 2.22 of the Company Disclosure Schedule. As of the date of this Agreement, the Company has not received any written or, to the Knowledge of the Company, other information from any Counterparty that such Counterparty shall not continue in its relationship with the Company (or the Surviving Entity or Parent or any of their respective Subsidiaries) after the Closing or that such Counterparty intends to terminate or materially modify

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existing Contracts with the Company (or the Surviving Entity or Parent or any of their respective Subsidiaries). There is no material dissatisfaction on the part of the Company with respect to any Counterparty and, to the Knowledge of the Company, there is no material dissatisfaction on the part of any Counterparty with respect to the Company.

2.23 Non-Contravention; Consents. With respect to clauses (b) and (c) only, except for violations and defaults that would not reasonably be expected to be material to the Company, and except for the Material Consents, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions, will not cause a: (a) violation of any of the provisions of the Company’s Articles of Incorporation or bylaws; (b) violation by the Company of any Law applicable to the Company; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of the Company under, result in a material modification or termination under, or give to others any rights of termination, modification, acceleration, reacquisition, transfer or cancellation of, or result in the creation of a Lien on, any of the properties or assets of the Company, pursuant to any Material Contract. Except as may be required by Nevada Corporate Law or governmental regulation, as would not reasonably be expected to be material to the Company, or as set forth in Part 2.23 of the Company Disclosure Schedule (the “Material Consents”), the Company is not required to obtain any Consent from any Governmental Body or party to a Material Contract at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger. On or prior to the date of this Agreement, the Company Board has taken all action necessary so that no Takeover Law or any anti-takeover provision in Articles of Incorporation or bylaws (or similar organizational documents) of the Company (including any restrictions on business combinations contained therein) is applicable to the Company, the Shares or any other equity interests in the Company, this Agreement, the Merger or the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or the Contemplated Transactions. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Articles of Incorporation, the Company’s bylaws, or pursuant to any Law to which the Company is subject, is, or at the First Effective Time will be, applicable to this Agreement, the Merger or the Contemplated Transactions.

2.24 Brokers; Finders. Except as set forth in Part 2.24 o broker, finder or investment banker is entitled to any brokerage or finder’s fee in connection with the Merger or any of the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.25 Related Party Transactions. Except as set forth in Part 2.25(a) of the Company Disclosure Schedule, there are no obligations of the Company to, or Contracts with, current or former officers, directors, stockholders or employees of the Company, or its respective Affiliates or family members other than (a) for payment of ordinary course salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of the Company, (c) benefits due under Company Plans, Company Service Provider Agreements and ordinary course fringe benefits not required to be listed in Part 2.15(a) of the Company Disclosure Schedule, (d) Company Plans or Company Service Provider Agreements and (e) agreements relating to Company Options (each Contract required to be set forth in Part 2.25(a) of the Company Disclosure Schedule, an “Affiliated Agreement”). To the Knowledge of the Company, no officer, director or employee of the Company or Company Stockholder is directly interested in any Material Contract. Except as set forth in Part 2.25(b) of the Company Disclosure Schedule, neither the Company nor, to the Knowledge of the Company, any of its Affiliates, directors, officers or employees of the Company possess, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Entity that is a material supplier, contractor, lessor, lessee or competitor of the Company.

2.26 Disclosure. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Parent’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Merger Subs for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement/Prospectus.

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2.27 Regulatory Matters.

(a) As used herein, “IND” means an investigational new drug application or clinical trial application filed with the FDA or any comparable foreign Governmental Authority, including all documents, data and other information concerning the applicable drug that are necessary for or filed with such application and “FDA” means the U.S. Food and Drug Administration.

(b) The Company has obtained all Permits required by the FDA to conduct the business of the Company as it is currently conducted (the “FDA Permits”). All of the FDA Permits are in full force and effect, and the Company is in material compliance with each such permit held by or issued to it. Except as disclosed in Part 2.27(b) of the Company Disclosure Schedule, the Company has not received any written notice of any threatened or pending complaint, charge, investigation, hearing, warning letter, untitled letter, finding of deficiency or non-compliance, adverse inspection report, FDA Form 483, penalty, fine, sanction, request for recall, or other remedial action, audit, audit report, or any revocation, withdrawal, or suspension of any approval, permit, registration, license or other authorization, or other adverse regulatory action by any Governmental Authority pursuant to any Laws applicable to the Company.

(c) The Company’s product candidates for human use or anticipated to be for human use (the “Product Candidates”) are being, and at all times have been, developed, tested, labeled, manufactured, stored, imported, exported and distributed, as applicable, in compliance in all material respects with the FDCA and applicable implementing regulations issued by the FDA and applicable Laws and applicable implementing regulation issued by the European Medicines Agency (“EMA”) and any other applicable Governmental Authorities, including, as applicable, those Laws relating to the FDA’s current good manufacturing practices, good laboratory practices, good clinical practices, investigational use and applications to market a new pharmaceutical product and, to the Knowledge of the Company without investigation, all Laws referred to in EudraLex Volume 10 (Guidelines for Clinical Trials).

(d) The Company has made available to Parent as of the date of this Agreement a complete and correct copy of (w) all material submissions to the FDA or EMA regarding the Product Candidates, including all INDs and all supplements and amendments thereto (“Regulatory Submissions”), (x) all material correspondence to or from the FDA or EMA with respect to the Product Candidates, (y) all material contact reports or similar reports documenting meetings, phone calls or other communications with the FDA or EMA and (z) all study reports (including any interim or preliminary study reports). All Regulatory Submissions (and any supporting documentation thereto) and, any and all requests for authorizations, approvals, certificates, waivers, certifications, clearances, notifications, licenses or permits of the FDA, EMA or any other comparable non-U.S. Governmental Authority relating to the Company, the business currently conducted by the Company and the Company’s products, when submitted to the FDA or any other comparable non-U.S. Governmental Authority, including institutional review boards, independent ethics committees, or similar bodies, were, to the Company’s Knowledge, true and correct in all material respects as of the date of submission or subsequently corrected.

(e) Except as disclosed in Part 2.27(e) of the Company Disclosure Schedule, the Company has not sponsored or conducted any clinical trial (including but not limited to any trial conducted pursuant to an exploratory IND or exploratory CTA).

(f) To the extent required by applicable Laws, all clinical studies, preclinical studies and tests conducted by or on behalf of the Company have been, and if still pending are being, conducted in material compliance with the research protocols submitted to the FDA or other Governmental Authority, good laboratory practices, good clinical practices, and all applicable Laws, including, but not limited to, the FDCA and the Laws of the EMA and, to the Company’s Knowledge, all clinical studies and preclinical studies and tests conducted by or on behalf of the Company have been or, if pending, are being conducted in material compliance, to the extent applicable with such practices and Laws. No clinical study conducted by or on behalf of the Company has been terminated or suspended prior to completion. None of the FDA, EMA or any other applicable Governmental Authority, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical study conducted by or on behalf of the Company has commenced, or, to the Company’s Knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend or refuse to commence, any proposed or ongoing investigation or study conducted or proposed to be conducted by or on behalf of the Company.

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(g) To the extent required by applicable Laws, all preclinical tests performed in connection with or as the basis for any regulatory approval that has been sought or obtained for the Product Candidates, and, to the Company’s Knowledge, all other preclinical tests prepared in connection with or as the basis for any such regulatory approval, either (x) have been conducted in material compliance with all applicable Laws and rules, including, where applicable, “Good Laboratory Practice” (“GLP”) as set forth in 21 CFR Part 58, the United States Animal Welfare Act, the International Conference on Harmonization’s (ICH) Guideline on Nonclinical Safety Studies for the Conduct of Human Clinical Trials for Pharmaceuticals or the ICH Guideline on Safety Pharmacology Studies for Human Pharmaceuticals or (y) involved experimental research techniques that were performed for informational purposes only, whether or not included in a regulatory filing, or could not be performed by a GLP-compliant testing facility (with appropriate notice being given to the FDA in regulatory filings) and have employed the procedures and controls generally used by qualified experts in animal or preclinical studies of products comparable to those being developed by Company.

(h) The Company is not subject to any investigation that is pending and of which the Company has been notified in writing or, to the Company’s Knowledge, which has been threatened, in each case by (i) the FDA or (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729).

(i) The Company has not submitted any claim for payment to any government healthcare program in connection with any referrals related to any of the Product Candidates that violated in any material respect any applicable self-referral law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn, or any applicable state self-referral law.

(j) The Company has not submitted any claim for payment to any government healthcare program related to any of the Product Candidates in material violation of any laws relating to false claims or fraud, including the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud law.

(k) The Company has complied in all material respects with all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder and (ii) any applicable state privacy laws.

(l) All manufacturing operations conducted by or for the benefit of the Company with respect to the Product Candidates have been and are being conducted in material compliance with applicable Laws, including, to the extent applicable, the provisions of the FDA’s current good manufacturing practice regulations, and the respective counterparts thereof promulgated by the EMA and other Governmental Authorities in countries outside the United States. Except as disclosed in Part 2.27(l)(i) of the Company Disclosure Schedule, the Company has not recalled any Product Candidates and no Governmental Authority has suspended or otherwise restricted the manufacture of any of the Product Candidates. Except as disclosed in Part 2.27(l)(ii) of the Company Disclosure Schedule, the Company has not received any written notice that the FDA, EMA or any other Governmental Authority, any relevant institutional review board, independent ethics committee or any other similar body has initiated, or threatened to initiate, any action to suspend or otherwise restrict the manufacture of any of the Product Candidates.

(m) Neither the Company nor any Company personnel, Representative or controlled Affiliate has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA, the EMA or any other Governmental Authority to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or any such similar policies set forth in any applicable Laws. None of the Company or, to the Company’s Knowledge, any of its officers, directors, Representatives or other Company personnel, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or exclusion under applicable Laws, including, without limitation, 21 U.S.C. Section 335a and 42 U.S.C. Section 1320a-7. To the Company’s Knowledge, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion of the Company are pending or threatened, against the Company or any of its officers, directors, Representatives or other Company personnel.

(n) The Company has not marketed, advertised, distributed, sold, or commercialized any product and is not currently marketing, distributing, selling, or otherwise commercializing any product.

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(o) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (x) the Company owns, and has possession of or control over, all of the Company’s personal identifiable information (“PII”) and pre-clinical, clinical and other similar material data and information, including any databases containing any such data and information, and (y) such data and information (i) does not include non-key-coded clinical trial participant information or the means for reversing key coding, (ii) is located at the Company’s premises and in the Company’s systems and is generally available and accessible to the Company and is stored and backed-up on a regular basis, and (iii) will be owned, in the possession and control of, and to the Knowledge of the Company, available for use by, Parent immediately following the Closing Date, free and clear of any restrictions, limitations or obligations. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (A) the Company has obtained all consents and approvals that are necessary to collect, process, use and disclose the PII in its possession, and (B) there is no unauthorized use by the Company or, to the Knowledge of the Company, its Third Party Service Providers, of such PII. The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and, if tested, such plans and procedures have been proven effective upon testing in all material respects.

(p) Since January 1, 2018 through the date hereof, there has not occurred any Key Clinical Event. As used in this Section 2.27, “Key Clinical Event” means any action, or any event, fact, circumstance, occurrence or adverse audit or inspection finding that would reasonably be expected to lead to an action, by a Governmental Authority to place a clinical hold order on, or otherwise terminate, suspend or restrict, any ongoing clinical trial conducted, which, in the case of any of the foregoing, would reasonably be expected to materially delay or materially impair submission of the NDA seeking regulatory approval of CPI 613 proposed to be made by the Company (the “Key Product NDA”).

(q) To the Company’s Knowledge, there have been no Serious Adverse Events that have not been described in the final clinical study reports for clinical studies of Product Candidates or otherwise communicated in writing to Parent prior to the First Effective Time. For purposes hereof, (i) “Serious Adverse Event” means, with respect to any Product Candidate, any Adverse Experience that results in any of the following outcomes: death, a life threatening Adverse Experience, inpatient hospitalization or prolongation of existing hospitalization, a persistent or significant disability or incapacity, a congenital anomaly or birth defect or any other effect that may otherwise jeopardize the patient or clinical study subject or may require intervention to prevent one of the aforementioned outcomes and (ii) “Adverse Experience” means any untoward medical occurrence in a patient or clinical investigation subject administered any Product Candidate, and which does not necessarily have a causal relationship with the treatment for which such Product Candidate is intended to be used, including any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of such Product Candidate, or the worsening in severity of a pre-existing condition after administration of such Product Candidate, whether or not related to such Product Candidate.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Parent and Merger Subs represent and warrant to Company, except as set forth in the Parent Disclosure Schedule (subject to (a) the qualifications set forth in Section 10.14 (Disclosure Schedule) or (b) as disclosed in the Parent SEC Reports filed with the SEC and publicly available on the SEC’s EDGAR system, in each case, prior to the date of this Agreement) (except to the extent such representations and warranties are specifically made as of a particular date, in which case Parent and Merger Subs make the representations and warranties as of such particular date), as follows:

3.1 Due Incorporation.

(a) Parent and each of its Subsidiaries is a corporation or limited liability company duly organized and validly existing under the Laws of the jurisdiction in which it is organized. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. First Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. Second Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Nevada.

(b) Parent and each of its Subsidiaries has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate each of its respective properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not be material

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to Parent and its Subsidiaries, taken as a whole. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Parent Material Adverse Effect.

(c) Parent has made available to the Company the certificate of incorporation and the bylaws or equivalent organizational documents of Parent and each of its Subsidiaries, including all amendments thereto, as in effect as of the date of this Agreement, and neither the Parent nor any of its Subsidiaries is in violation of, in conflict with, or in default under any of the respective terms thereof, and there exists no condition or event which, after notice, lapse of time, or both, would result in such violation, conflict or default. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect.

3.2 Capitalization, Etc.

(a) As of the date hereof, the authorized Parent Capital Stock consists solely of (i) 35 million shares of Class A common stock, (ii) 200 million shares of Class B common stock, and (iii) 10 million shares of Parent Preferred Stock. A total of 23,921,892 of shares of Parent Class B Common Stock, 787,163 shares of Parent Class A Common Stock and no shares of Parent Preferred Stock are issued and outstanding as of the date hereof. As of the date hereof, Parent has reserved the following shares of Parent Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Parent Equity Plan or otherwise: 638,409 shares are subject to outstanding and unexercised options to purchase Parent Class B Common Stock, 608,541 shares are subject unvested restricted stock awards, and 171,986 shares remain available for issuance thereunder. The Debt of Parent as of the Parent date hereof is listed in Part 3.2(a) of the Parent Disclosure Schedule.

(b) Except as described in Section 3.2(a) (Capitalization, Etc.), (A) there are no other existing options, warrants, calls, rights (including conversion rights, preemptive rights, co-sale rights, rights of first refusal or other similar rights) issued or granted by Parent, and there are no securities of Parent outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of Parent or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Parent Capital Stock or other equity securities of Parent, (B) there are no obligations, contingent or otherwise, of Parent to (1) repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or (2) to make any material investment in (in the form of a loan, capital contribution or otherwise), or to provide any guarantee (excluding indemnification obligations) with respect to the obligations of, any Person.

(c) There are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to the Parent.

(d) There are no bonds, debentures, notes or other Debt of Parent or its Subsidiaries having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which holders of Parent Capital Stock may vote. There are no voting trusts, irrevocable proxies or other Contracts or understandings to which Parent, or any holder of the warrants or options to purchase Parent Common Stock is a party or is bound with respect to the voting or consent of any shares of Parent Capital Stock.

(e) All of the outstanding shares of Parent Capital Stock are and have been duly authorized and validly issued, and are fully paid and nonassessable, are not subject to any preemptive rights, purchase options, call options, rights of first refusal or similar rights or any other Liens and have been issued and granted in all material respects in compliance with all applicable securities Laws and other applicable Laws.

(f) The authorized capital stock of First Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of First Merger Sub is, and as of the First Effective Time shall be, directly or indirectly owned by Parent.

(g) The Second Merger Sub has only one class of membership interests. All of the issued and outstanding equity interests of Second Merger Sub is, and as of each of the First Effective Time and Second Effective Time shall be, directly or indirectly owned by Parent.

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(h) All of the Parent Subsidiaries, except Merger Subs, are set forth in the Parent SEC Documents. Parent owns, directly or indirectly, the capital stock or other equity interests of each Parent Subsidiary, free and clear of any Liens, and all of the issued and outstanding shares of capital stock or other equity interests of each Parent Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(i) The Parent Common Stock is listed on the NYSE. Parent will maintain such listing immediately after Closing.

3.3 Authority; Binding Nature of Agreement. Subject to receipt of the Required Parent Stockholder Vote, Parent and Merger Subs have all necessary corporate power and authority to enter into and to perform their obligations under this Agreement and any Ancillary Agreements to which they are a party, and the execution, delivery and performance by Parent and Merger Subs of this Agreement and any Ancillary Agreements to which they are a party have been duly authorized by all necessary action on the part of Parent, Merger Subs and their respective boards of directors or members, as applicable. Subject to receipt of the Required Parent Stockholder Vote, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Subs, enforceable against them in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies. The issuance of the Parent Common Stock in the Merger requires the affirmative vote of a majority of the outstanding shares of Parent Capital Stock. The Required Parent Stockholder Vote is the only vote of the holders of any class or series of Parent Capital Stock required under applicable Law, the Parent’s certificate of incorporation or the Parents bylaws to approve the issuance of the Parent Common Stock in the Merger.

3.4 Non-Contravention; Consents. The execution and delivery of this Agreement or any of the Ancillary Agreements by Parent and Merger Subs and the consummation by Parent and Merger Subs of the Contemplated Transactions will not cause: (a) a violation of any of the provisions of the certificate of incorporation/articles of incorporation/articles of organization, limited liability company agreement or bylaws of Parent or Merger Subs, (b) a violation by Parent or Merger Subs of any Law applicable to Parent or Merger Subs, except as would not reasonably be expected to materially and adversely impact Parent’s or Merger Subs’ business or Parent’s or Merger Subs’ ability to consummate the Contemplated Transactions, or (c) a default on the part of Parent or Merger Subs under any material Contract of Parent or Merger Subs, except as would not reasonably be expected to materially and adversely impact Parent’s or Merger Subs’ ability to consummate the Contemplated Transactions. Except as may be required by the (i) the filing with the SEC of the Form S-4 and the declaration of effectiveness of the Form S-4 by the SEC, and other filings required under, and compliance with other applicable requirements of, the Exchange Act as may be required in connection with this Agreement and the Contemplated Transactions; (ii) such filings and approvals as may be required under Securities Act of 1933, as amended, or the rules and regulations of NYSE, (iii) the DGCL, Nevada Corporate Law or governmental regulation, neither Parent nor Merger Subs is required to obtain any Consent from any Governmental Body or party to a material Contract of Parent or Merger Subs at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by Parent and Merger Subs of the Merger.

3.5 Absence of Certain Changes. Except as expressly contemplated by this Agreement, between July 31, 2023 and the date of this Agreement (a) no event or series of related events has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (b) no event or action has occurred that would require the consent of the Company pursuant to Section 4.3 (Conduct of the Business of Parent) if such event or action occurred during the Pre-Closing Period; or (c) except in connection with the Contemplated Transactions, Parent and its Subsidiaries have used or held its assets and properties for use and has operated and conducted its business in all material respects, in the Ordinary Course of Business.

3.6 Legal Proceedings. As of the date of this Agreement, there is no Legal Proceeding pending (or, to the Knowledge of Parent or Merger Subs, being threatened) against Parent, its Subsidiaries or Merger Subs (a) challenging the Merger or (b) that would be material to Parent and its Subsidiaries, taken as a whole.

3.7 SEC Reports, Financial Statements.

(a) Parent and its Subsidiaries have timely filed or furnished each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Parent or any of its Subsidiaries pursuant to the Securities Act or the

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Exchange Act with the SEC since January 1, 2021 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Parent SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, SOX, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Parent to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent SEC Reports.

(b) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Reports. For purposes of the preceding sentence, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX.

(c) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports (the “Parent Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Parent SEC Report, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Parent) in all material respects the consolidated financial position of Parent and its consolidated subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Parent (A) maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s outside auditors and the audit committee of the board of directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to the Company prior to the date of this Agreement. Neither Parent nor, to the Knowledge of Parent, Parent’s independent registered accountant has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls or any material inaccuracy in the Parent Financial Statements.

(e) Parent is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE. Parent Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and Parent has taken no action designed to, or which to the Knowledge of Parent is likely to have the effect of, terminating the registration of Parent Common Stock under the Exchange Act, nor has Parent received any notification that the SEC is contemplating terminating such registration. Parent has not, in the twelve (12) months preceding the date hereof, received notice from the NYSE to the effect that Parent is not in compliance with the listing or maintenance requirements of the NYSE. Parent is, and upon consummation of the Merger has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

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The Parent Common Stock is currently eligible for electronic transfer through the DTC or another established clearing corporation and Parent is current in payment of the fees to the DTC (or such other established clearing corporation) in connection with such electronic transfer.

(f) Except for matters resolved prior to the date hereof, since January 1, 2021, (i) none of Parent, any of its Subsidiaries or any of their respective directors or officers, nor, to the Knowledge of Parent, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, any Parent Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Parent Financial Statements and (ii) neither Parent nor any Parent Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of Parent’s auditors.

(g) Since January 1, 2021: (i) neither Parent nor any director or officer of Parent has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Parent or any oral or written complaint, allegation, assertion, or claim from employees of Parent regarding questionable financial accounting or auditing matters with respect to Parent; and (ii) no attorney representing Parent, whether or not employed by Parent, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by Parent or any of its officers, directors, employees, or agents to the Parent Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of Parent.

(h) Parent has reserved or will reserve prior to the First Effective Time from its duly authorized capital stock, sufficient shares of Parent Common Stock as are issuable pursuant to this Agreement including to Company Stockholders and for issuance pursuant to the Assumed Warrants (including the Parent Public Warrants) and the Rollover Options.

3.8 Liabilities. Parent has no liabilities required by GAAP to be reflected in the audited consolidated balance sheet or footnotes as of July 31, 2023 (the “Parent Audited Balance Sheet”) included in the Parent Financial Statements, other than: (a) those set forth on the face of the Parent Audited Balance Sheet; (b) those incurred in the Ordinary Course of Business since the date of the Parent Audited Balance Sheet (none of which arose out of, in connection with or as a result of any breach of Contract, tort, infringement of Intellectual Property or violation of Law, and none of which are, individually or in the aggregate, material to Parent’s business as presently operated); (c) those incurred pursuant to performance of this Agreement; and (d) those that are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

3.9 Compliance with Laws; Permits.

(a) Parent, its Subsidiaries and Merger Subs are in material compliance with, and at all times during the past three years have been in material compliance with, applicable Laws, including those relating to employment and the listing and other rules and regulations of NYSE, and as of the date of this Agreement, neither Parent, its Subsidiaries nor Merger Subs has received any written notices of any violation with respect to such Laws. Parent is not registered as an investment company pursuant to the Investment Company Act of 1940 and the nature of its business and operations and the ownership of its assets does not require it to be so registered.

(b) Parent has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Body (i) pursuant to which Parent currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the business of Parent or the holding of any such interest (all of the foregoing consents, business licenses, permits, grants and other authorizations, collectively, the “Parent Permits”), and all of the Parent Permits are in full force and effect. As of the date of this Agreement, Parent has not received any written notice from any Governmental Body regarding (A) any actual or alleged material violation of any Parent Permit or any material failure to comply with any term or requirement of any Parent Permit or (B) any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Parent Permit, and to the Knowledge of Parent, no such written notice is forthcoming. Parent has materially complied with all of the terms of the Parent Permits and none of the Parent Permits will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Merger.

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3.10 Title to Assets; Real Property. Parent has good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Parent Audited Balance Sheet or acquired after the date of the Parent Audited Balance Sheet, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business consistent with past practice since the date of the Parent Audited Balance Sheet. All such properties and assets (including leasehold interests) are free and clear of Liens except for Permitted Liens. Part 3.10 of the Parent Disclosure Schedule lists (i) the street address of each parcel of Real Property; (ii) if such property is leased or subleased by the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) the current use of such property. With respect to owned Real Property, Parent has delivered or made available to the Company true, complete and correct copies of the deeds and other instruments (as recorded) by which Parent acquired such Real Property. The use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. There are no actions pending nor, to Parent’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings. There are no actions pending nor, to Parent’s Knowledge, threatened against Parent or its Subsidiaries arising from the prior sale of any Real Property owned by Parent or its Subsidiaries.

3.11 Environmental Matters. Parent is and for the past three years has been in material compliance with all applicable Environmental Laws. During the past three years (or earlier if unresolved), the Parent has not received any written notices, demand letters or requests for information from any Governmental Body or any other Person indicating that Parent is or may be in violation of, or may be liable under, any Environmental Law, and Parent is not subject to any pending or, to Knowledge of Parent, threatened action or investigation by any Governmental Body under any Environmental Law. To the Knowledge of the Parent, no current or prior owner of any property leased or controlled by Parent has received any written notice from a Governmental Body or any other Person during the past three years (or earlier if unresolved) that alleges that such current or prior owner or Parent are materially violating or have materially violated, or are liable under any Environmental Law. Parent is and for the past three years has been in compliance in all material respects with, and have no material liability under, any provisions of leases relating in any way to any Environmental Laws or to the use, management, handling, disposal or release of Hazardous Substances under such leases. All Environmental Permits, if any, required to be obtained and maintained by Parent under any Environmental Law in connection with its operations as they have been or are currently being conducted, including those relating to the management of Hazardous Substances, have been obtained and maintained by Parent, are in full force and effect, and Parent is and for the past three years has been in material compliance with the terms thereof. Parent has not treated, stored, disposed of, arranged for or permitted the disposal of, handled, released or exposed any Person to any Hazardous Substances on, in or under any real property, or owned or operated any property contaminated by any such Hazardous Substances, in each case that has resulted in or would reasonably be expected to result in material liability to Parent under Environmental Laws. Parent has made available to the Company true and complete copies of any environmental investigation, study, test, audit, review or other analysis in its possession in relation to the current or prior business or real properties of Parent.

3.12 Employee Benefit Plans.

(a) Part 3.12(a) of the Parent Disclosure Schedule sets forth a list of all Parent Plans and material Parent Service Provider Agreements in effect as of the date of this Agreement (other than (i) Parent Service Provider Agreements with employees that are terminable at-will by the Parent without a required notice period or severance or change of control pay or benefits, in which case only the form of such Parent Service Provider Agreements will be listed, (ii) individual equity award agreements that do not deviate from the Parent’s standard forms, in which case only such standard forms of equity award agreement will be listed, and (iii) Parent Service Provider Agreements with consultants that are terminable without penalty on not more than thirty (30) days’ notice, in which case only forms of such Parent Service Provider Agreements will be listed, unless any such Parent Service Provider Agreements provides (x) severance or change of control pay or benefits that are, in each case, greater than required by applicable Law or (y) could reasonably obligate the Parent to pay compensation in excess of $50,000 annually).

(b) With respect to each Parent Plan and material Parent Service Provider Agreement (other than those that are materially consistent with a Standard Form IP Agreement), the Parent has made available to Company true and complete copies of (to the extent applicable): (i) each writing constituting a part of any written Parent Plan and Parent Service Provider Agreement and all amendments thereto, and all trusts or service agreements relating to the administration and recordkeeping of the Parent Plan or Parent Service Provider Agreement, and written summaries

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of the material terms of all unwritten Parent Plans and Parent Service Provider Agreements; (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto) as filed; (iii) the most recent summary plan description and all summaries of material modifications; (iv) the most recent IRS determination, opinion or advisory letter issued with respect thereto; (v) the most recent summary annual reports, nondiscrimination testing reports and actuarial reports; and (vi) all material written correspondence given to such Parent Plan or Parent Service Provider Agreement or the Parent by any Governmental Body (including any foreign Governmental Body responsible for the regulation of such Parent Plan or Parent Service Provider Agreement) during the three years preceding the date of this Agreement relating to such Parent Plan or Parent Service Provider Agreement or provided to any such Entity by the Parent Plan or Parent Service Provider Agreement, the Parent during the three years preceding the date of this Agreement.

(c) In all material respects, each Parent Plan and Parent Service Provider Agreement has been established, funded, operated, administered and maintained in accordance with its terms and in compliance with all applicable Laws, including the Code. There are no Legal Proceedings or claims pending, or, to the Knowledge of the Parent, threatened or reasonably anticipated (other than individual claims for benefits payable in the normal operation of the Parent Plan or Parent Service Provider Agreement) with respect to any Parent Plan or Parent Service Provider Agreement. There are no audits, inquiries, investigations or proceedings pending or, to the Knowledge of the Parent, threatened by any Governmental Body with respect to any Parent Plan or Parent Service Provider Agreement. Parent has timely made all contributions, distributions, reimbursements and payments that are due with respect to each Parent Plan and Parent Service Provider Agreement, and all contributions, distributions, reimbursements and payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued with respect to each Parent Plan and Parent Service Provider Agreement. Each Parent Plan and Parent Service Provider Agreement can be amended, terminated or otherwise discontinued at any time in accordance with its terms, without liability to Company or the Parent (other than ordinary administration expenses and the payment of accrued but unpaid benefits in the ordinary course).

(d) The Parent Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination, opinion or advisory letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Parent, nothing has occurred that could reasonably be expected to adversely affect the qualification of such Parent Plan or the tax exempt status of the related trust.

(e) No payment or benefit which will or may be made with respect to any “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) in connection or association with the consummation of the Merger (either alone or in combination with any other event) will be characterized as a parachute payment within the meaning of Code Section 280G(b)(2). There is no contract, agreement, plan or arrangement to which the Parent is bound to provide a gross-up or otherwise reimburse any employee for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(f) Except as otherwise required by this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger will (either alone or in connection with any other event): (i) result in any payment by the Parent becoming due to any Parent Service Provider, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Plan or Parent Service Provider Agreement, (iii) result in the acceleration of the time of payment, funding or vesting (other than such accelerated vesting as may occur in the course of terminating any qualified retirement plans )of any payments or benefits under any Parent Plan or Parent Service Provider Agreement, (iv) require any contribution or payment to fund any obligation under any Parent Plan or Parent Service Provider Agreement, or (v) limit the right to amend or terminate any Parent Plan or Parent Service Provider Agreement.

(g) No Parent Plan or Parent Service Provider Agreement is, and the Parent does not have nor has it ever sponsored, maintained contributed to, been required to contribute to or had or has any obligations or liability (current or contingent) under or with respect to any plan that is or was (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any “multiple employer plan” within

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the meaning of Section 413 of the Code, or (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The Parent has no current or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(h) No Parent Plan or Parent Service Provider Agreement provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law, and neither the Parent nor Parent ERISA Affiliates has made a written or oral representation promising the same to any Parent Service Provider.

(i) Each Parent Plan or Parent Service Provider Agreement providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code.

3.13 Related Party Transactions. Except as set forth in Part 3.13(a) of the Parent Disclosure Schedule or in the Parent SEC Report, there are no obligations of the Parent to, or Contracts with, current or former officers, directors, stockholders or employees of the Parent, or its respective Affiliates or family members other than (a) for payment of ordinary course salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of the Parent, (c) benefits due under Parent Plans, Parent Service Provider Agreements and ordinary course fringe benefits not required to be listed in Part 3.11(a) of the Parent Disclosure Schedule, (d) Parent Plans or Parent Service Provider Agreements and (e) agreements relating to options to purchase Parent Capital Stock (each Contract required to be set forth in Part 3.13(a) of the Parent Disclosure Schedule, an “Parent Affiliated Agreement”). To the Knowledge of the Parent, no officer, director or employee of the Parent or Parent Stockholder is directly interested in any Material Contract. Except as set forth in Part 3.13(b) of the Parent Disclosure Schedule, neither the Parent nor, to the Knowledge of the Parent, any of its Affiliates, directors, officers or employees of the Parent possess, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Entity that is a material supplier, contractor, lessor, lessee or competitor of the Parent.

3.14 Merger Subs. Merger Subs (a) were formed solely for the purpose of engaging in the Contemplated Transactions and are each a wholly owned subsidiary of Parent, (b) have engaged in no other business activities, (c) have each conducted its operations only as contemplated by this Agreement, and (d) have no, and at all times prior to the First Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Contemplated Transactions.

3.15 Valid Issuance. The Parent Common Stock to be issued pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer except as contemplated hereby.

3.16 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Subs for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, except that no representation is made by Parent or Merger Subs with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement/Prospectus.

3.17 Tax Matters.

(a) Parent has duly and timely filed all income and other material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were true, correct and complete in all material respects. All material Taxes due and owing by Parent (whether or not shown on any Tax Return) have been duly and timely paid. Parent has made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any

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underpayment, penalties or interest. Parent is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no Liens for Taxes (other than Liens for current Taxes not yet delinquent) upon any of the assets of Parent.

(b) The unpaid Taxes of Parent (i) did not, as of the Parent Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Parent Audited Balance Sheet (rather than in any notes thereto) in accordance with GAAP, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Parent in filing its Tax Returns. Since the Parent Balance Sheet Date, Parent has not incurred any liability for Taxes outside the Ordinary Course of Business.

(c) No audit or other examination of any Tax Return of Parent is presently in progress, nor has Parent been notified in writing of any request for such an audit or other examination. Any past audit of any Tax Return of Parent has been completed and fully resolved and all Taxes determined by such audit to be due from Parent have been paid in full to the applicable Governmental Body. There is no unresolved material Tax deficiency outstanding, assessed or proposed against Parent. Parent has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect.

(d) Parent has withheld or collected and properly reported and timely paid over to the appropriate Governmental Body all Taxes required to have been withheld or collected, reported and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder, or other Third Party. Except as would not be material to Parent, all persons who have provided services to Parent that have been classified as independent contractors for Tax purposes were properly so classified.

(e) Parent is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as related to Section 355 of the Code) in the two years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the Contemplated Transactions.

(g) Parent (i) has no disclosure obligation under Section 6662 of the Code or comparable provisions of state, local or non-U.S. tax law, and (ii) has not consummated or participated in, or is currently participating in, any transaction which was or is a “reportable transaction” as defined in Section 6707A(c)(1) of the Code or the Treasury Regulations promulgated thereunder, or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax law.

(h) Parent will not be required to include an item of income or gain in, or exclude an item of deduction or loss from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) change in method of accounting or use of an improper method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or prior to the Closing Date; (iii) election pursuant to Section 108(i) or Section 965(h) of the Code (or any comparable or similar provisions of applicable Law) made on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) intercompany transactions (including any intercompany transaction subject to Sections 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) arising from a transaction consummated on or prior to the Closing Date; or (vi) prepaid amount received on or prior to the Closing Date.

(i) Parent has made available to the Company true and complete copies of all income and other material Tax Returns for which the applicable statute of limitations has not expired, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against the Parent. Part 3.17(i) of the Parent Disclosure Schedule sets forth each jurisdiction where Parent will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid.

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(j) Parent is not party to any agreement with any Third Party relating to allocating or sharing the payment of, or liability for, Taxes (except for Contracts entered into in the Ordinary Course of Business, the principal purpose of which was not Taxes).

(k) Parent is not nor has it ever been a member of a consolidated, combined, unitary or affiliated group. Parent has no potential liability for the Taxes of any other Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law); (ii) as a transferee or successor; (iii) by Contract (except for Contracts entered into in the Ordinary Course of Business, the principal purpose of which was not Taxes), or (iv) by operation of Law or otherwise.

(l) Parent has no direct or indirect interest in any trust, partnership, corporation, limited liability company, or other business Entity for U.S. federal income Tax purposes, or any interest in a joint venture, Contract or other arrangement that could reasonably be treated as a partnership for U.S. federal income Tax purposes. Parent is and always has been, a domestic corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes, and has had comparable status as a corporation under the Laws of any state, local or foreign jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. Parent uses the accrual method of accounting for income Tax purposes. The taxable year of Parent is the calendar year ending December 31.

(m) No claim has been made in writing by any Governmental Body in a jurisdiction where Parent does not file Tax Returns that Parent is or may be subject to taxation by that jurisdiction. Parent has never (i) had a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than the United States or otherwise has or has had an office or fixed place of business in a country other than the United States; or (ii) engaged in a trade or business in any country other than its country of formation that subjects it to Tax in such other country. Parent is not required to register in any jurisdiction for VAT purposes pursuant to applicable Laws.

(n) Parent is, and has been, in compliance with the requirements for any applicable Tax holidays or incentives that have current applicability to Parent, and no such Tax holiday or incentive will be jeopardized by the Contemplated Transactions. The Company and its Subsidiaries (including the Surviving Entity) will not be liable to any Governmental Body for any amounts benefitting Parent before the Closing under any Tax holiday or incentive (including as a result of a termination thereof or disqualification therefrom). Parent has not availed itself of relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar applicable federal, state or local Law.

(o) No share of Parent Capital Stock is a “covered security” within the meaning of Section 6045(g) of the Code. A valid election under Section 83(b) of the Code was made for each share of Parent Capital Stock that was issued in connection with the performance of services and that is or was subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code. Parent has delivered to the Company true, correct, and complete copies of all election statements under Section 83(b) of the Code received by Parent within the last three (3) years in accordance with Treasury Regulation Section 1.83-2(d).

(p) Parent has not participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(q) Parent is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Parent. The prices for any property or services (or for the use of any property) provided by or to Parent are arm’s length prices for purposes of all applicable transfer pricing Laws, including the Treasury Regulations promulgated under Section 482 of the Code.

(r) Parent has not transferred intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. Parent is not subject to any gain recognition agreement under Section 367 of the Code.

(s) Parent has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

3.18 Employee Matters.

(a) Parent has made available to the Company a true and correct list, as of the date of this Agreement, containing: (i) the names of all current Parent Service Providers and identification as either a full-time, part-time or temporary employee or independent contractor; (ii) the annual dollar amount of all compensation (including

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wages, salary or fees, commissions and bonuses) payable to each such Parent Service Provider; (iii) dates of first employment or service; (iv) current job title of each Parent Service Provider; (v) any eligibility to receive severance, notice of termination, retention payment, change of control payment, or other similar compensation; (vi) visa status, if applicable; and (vii) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act, as amended and any similar state law.

(b) Parent: (i) is, and at all times during the prior three years has been, in material compliance with all applicable Laws, and with any order, ruling, decree, judgment or arbitration award of any arbitrator or any court or other Governmental Body, relating to employment and employment practices, including, but not limited to, payment of wages, hours of work, employment taxes and withholdings, labor relations, discrimination, worker classification (including the proper classification of workers as employees or independent contractors and/or consultants), harassment, retaliation, immigration, wrongful discharge or other violation of the rights of any current, former, or prospective Parent Service Provider; (ii) has withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any Parent Service Provider; and (iii) has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Parent Service Provider (other than routine payments to be made in the normal course of business). To the Knowledge of Parent, each current Parent Service Provider is legally authorized to work in his or her current position under applicable United States or foreign immigration laws.

3.19 Insurance. As of the date of this Agreement, Parent has the insurance of the types and in the amounts set forth in Part 3.19 of the Parent Disclosure Schedule (the “Parent Insurance Policies”). The Parent Insurance Policies are in full force and effect and all premiums due and payable under such Parent Insurance Policies have been paid on a timely basis. As of the date of this Agreement, there is no material claim pending under any of the Parent Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Parent is in compliance in all material respects with the terms of such policies. Parent has no Knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies. Parent has made available to the Company true and complete copies of the Parent Insurance Policies.

3.20 Certain Business Practices. Parent, and to the Knowledge of Parent, the Parent Service Providers or other Representatives (a) have not used and are not using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (b) have not made any direct or indirect unlawful payments to any foreign or domestic Government Official; (c) have not violated and are not violating any Anti-Corruption Laws; (d) have not established or maintained, and are not maintaining, any unlawful or unrecorded fund of monies or other properties; (e) have not made, and is not making, any false or fictitious entries on its accounting books and records; (f) have not made, and are not making, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, and have not paid, and are not paying, any fee, commission or other payment that has not been properly recorded on their accounting books and records as required by the Anti-Corruption Laws; and (g) have not otherwise given or received anything of value to or from a Government Official, an intermediary for payment to any individual including Government Officials, any political party or any customer for the purpose of obtaining or retaining business.

3.21 Parent and Parent Investment Company Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

“Parent Investment Companies” shall mean any and all life sciences companies and institutions in which the Parent has an equity or financial interest, including Affiliates and non-Affiliates, including but not limited to pharmaceutical, biotechnology, diagnostics and medical devices companies and institutions.

“Parent Owned Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by the Parent.

“Parent Investment Companies Owned Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by the Parent Investment Companies.

“Parent Registered Intellectual Property” shall mean United States, international and foreign: (A) Patents; (B) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any

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other Intellectual Property Rights that are the subject of a filing or registration anywhere in the world, in each case registered or filed in the name of, or owned or purported to be owned by, the Parent, excluding any of the foregoing that expired (with no opportunity to renew) prior to the date of this Agreement, or that the Parent, in its reasonable business judgment, elected to abandon or allow to lapse (and in fact lapsed or were abandoned) prior to the date of this Agreement.

“Parent Investment Companies Registered Intellectual Property” shall mean United States, international and foreign: (A) Patents; (B) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property Rights that are the subject of a filing or registration anywhere in the world, in each case registered or filed in the name of, or owned or purported to be owned by, the Parent Investment Companies, excluding any of the foregoing that expired (with no opportunity to renew) prior to the date of this Agreement, or that the Parent Investment Companies, in their reasonable business judgment, elected to abandon or allow to lapse (and in fact lapsed or were abandoned) prior to the date of this Agreement.

(b) To Parent’s Knowledge all actions that are required to be taken have been taken by the Parent and Parent Investment Companies vis-à-vis the applicable authorities with which Parent Registered Intellectual Property and Parent Investment Companies Registered Intellectual Property was registered or filed within 60 days of the date of this Agreement. To Parent’s Knowledge, each item of Parent Registered Intellectual Property and Parent Investment Companies Registered Intellectual Property that has been issued is valid and subsisting. To Parent’s Knowledge, all registration, maintenance and renewal fees currently due in connection with such Parent Registered Intellectual Property and Parent Investment Companies Registered Intellectual Property or any pending applications therefor have been paid and all documents, recordations and certificates in connection with such Parent Registered Intellectual Property and Parent Investment Companies Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States and foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Parent Registered Intellectual Property and Parent Investment Companies Registered Intellectual Property and recording and perfecting the ownership interests of the Parent and Parent Investment Companies therein.

(c) There are no inventorship challenges, opposition or nullity proceedings or interferences, derivation proceedings, post grant review or inter partes review proceedings, provoked, declared, commenced, or to the Knowledge of the Parent threatened, with respect to any Patents included in the Parent’s Registered Intellectual Property. To the Knowledge of the Parent, there are no inventorship challenges, opposition or nullity proceedings or interferences, derivation proceedings, post grant review or inter partes review proceedings, threatened, provoked, declared, or commenced, with respect to any Patents included in the Parent Investment Companies Registered Intellectual Property. The Parent has no Knowledge of any information affecting the validity of any Parent Registered Intellectual Property and Parent Investment Companies Registered Intellectual Property.

(d) Parent has not, and to Parent’s Knowledge, the Parent Investment Companies have not, been sued in any Legal Proceeding relating to Intellectual Property Rights or threatened with such a proceeding. Parent has not, and to Parent’s Knowledge, none of Parent Investment Companies have, received any written notice alleging that Parent or Parent Investment Companies has infringed, misappropriated, or violated or, by conducting the business of Parent and Parent Investment Companies, would infringe, misappropriate, or violate, any Intellectual Property Rights of any other Person, or has conducted any activity constituting unfair competition or unfair trade practices.

(e) To the knowledge of Parent, none of the execution and performance of this Agreement, the consummation of the Contemplated Transactions and the assignment to Parent and Parent Investment Companies by operation of Law or otherwise of any Contracts to which the Parent and Parent Investment Companies is a party or by which any of its assets is bound, will result in: (i) Parent and Parent Investment Companies granting to any Third Party any right to or with respect to any material Intellectual Property Rights or Personal Data owned by, or licensed to Parent and Parent Investment Companies, (ii) any Party being obligated to pay any royalties or other material amounts to any Third Party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Contemplated Transactions or (iii) any termination of, or other material adverse impact to, any Parent and Parent Investment Companies Intellectual Property Agreements.

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3.22 Regulatory Matters.

(a) Neither Parent nor Merger Subs nor any of Parent’s or Merger Subs’ personnel, Representatives or controlled Affiliates has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA, the EMA or any other Governmental Authority to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or any such similar policies set forth in any applicable Laws. None of the Parent or Merger Subs or, to Parent’s or Merger Subs’ Knowledge, any of their officers, directors, Representatives or other of Parent’s or Merger Subs’ personnel, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or exclusion under applicable Laws, including, without limitation, 21 U.S.C. Section 335a and 42 U.S.C. Section 1320a-7. To Parent’s and Merger Subs’ Knowledge, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion of Parent or Merger Subs are pending or threatened, against Parent or Merger Subs or any of their officers, directors, Representatives or other personnel.

(b) Parent’s product candidates for human use or anticipated to be for human use (the “Parent Product Candidates”) are being, and at all times have been, developed, tested, labeled, manufactured, stored, imported, exported and distributed, as applicable, in compliance in all material respects with the FDCA and applicable implementing regulations issued by the FDA and applicable Laws and applicable implementing regulation issued by the EM and any other applicable Governmental Authorities, including, as applicable, those Laws relating to the FDA’s current good manufacturing practices, good laboratory practices, good clinical practices, investigational use and applications to market a new pharmaceutical product and, to the Knowledge of Parent without investigation, all Laws referred to in EudraLex Volume 10 (Guidelines for Clinical Trials).

(c) To the extent required by applicable Laws, all clinical studies, preclinical studies and tests conducted by or on behalf of Parent have been, and if still pending are being, conducted in material compliance with the research protocols submitted to the FDA or other Governmental Authority, good laboratory practices, good clinical practices, and all applicable Laws, including, but not limited to, the FDCA and the Laws of the EMA and, to Parent’s Knowledge, all clinical studies and preclinical studies and tests conducted by or on behalf of Parent have been or, if pending, are being conducted in material compliance, to the extent applicable with such practices and Laws. No clinical study conducted by or on behalf of Parent has been terminated or suspended prior to completion. None of the FDA, EMA or any other applicable Governmental Authority, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical study conducted by or on behalf of Parent has commenced, or, to Parent’s Knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend or refuse to commence, any proposed or ongoing investigation or study conducted or proposed to be conducted by or on behalf of Parent.

(d) Parent is not subject to any investigation that is pending and of which Parent has been notified in writing or, to Parent’s Knowledge, which has been threatened, in each case by (i) the FDA or (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729.

(e) Parent has not submitted any claim for payment to any government healthcare program in connection with any referrals related to any of the Parent Product Candidates that violated in any material respect any applicable self-referral law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn, or any applicable state self-referral law.

(f) All manufacturing operations conducted by or for the benefit of Parent with respect to the Parent Product Candidates have been and are being conducted in material compliance with applicable Laws, including, to the extent applicable, the provisions of the FDA’s current good manufacturing practice regulations, and the respective counterparts thereof promulgated by the EMA and other Governmental Authorities in countries outside the United States. Parent has not recalled any Parent Product Candidates and no Governmental Authority has suspended or otherwise restricted the manufacture of any of the Parent Product Candidates. Parent has not received any written notice that the FDA, EMA or any other Governmental Authority, any relevant institutional review board, independent ethics committee or any other similar body has initiated, or threatened to initiate, any action to suspend or otherwise restrict the manufacture of any of the Parent Product Candidates.

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(g) Parent has not submitted any claim for payment to any government healthcare program related to any of the Parent Product Candidates in material violation of any laws relating to false claims or fraud, including the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud law.

3.23 Vote Required. The issuance of the Parent Class B Common Stock contemplated by this Agreement requires the affirmative vote (the “Required Parent Stockholder Vote”) of a majority of the outstanding shares of Parent Capital Stock. The Required Parent Stockholder Vote is the only vote of the holders of any class or series of Parent Capital Stock required under applicable Law, Parent’s Certificate of Incorporation or Parent’s bylaws with respect to the Contemplated Transactions. Parent has taken all action necessary to permit the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement under (i) the DGCL and any other applicable Law that may restrict the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement.

3.24 Brokers; Finders. No broker, finder or investment banker is entitled to any brokerage or finder’s in connection with the Merger or any of the Contemplated Transactions based upon arrangements made by or on behalf of Parent or Merger Subs.

4. CERTAIN COVENANTS

4.1 Access. During the period from the date of this Agreement through the earlier of the First Effective Time or the termination of this Agreement pursuant to Section 9.1 (Termination) (the “Pre-Closing Period”), and upon reasonable advance notice to the Company, the Company shall (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s personnel, facilities, properties, the existing books, records, Contracts, Tax Returns, Company Plans, work papers and other documents and information relating to the Company for the purpose of enabling Parent to verify the accuracy of the Company’s representations and warranties contained in this Agreement or as Parent may otherwise reasonably request and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Company, including copies of the existing books, records, Contracts, Tax Returns, Company Plans, work papers and other documents and information relating to the Company, in each of cases (a) and (b) above, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense and in such a manner as to maintain the confidentiality of this Agreement and the Contemplated Transactions in accordance with the terms hereof and not to unduly and materially interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable judgment (based on the advice of outside counsel) (a) waive any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not result in the loss of such privilege, including disclosing information subject to execution of a joint defense agreement in customary form or limiting disclosure to external counsel for Parent) or (b) contravene any applicable Law or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company is a party, so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law, agreement or duty).

4.2 Conduct of the Business of the Company. During the Pre-Closing Period, except (w) as set forth in Part 4.2 of the Company Disclosure Schedule, (x) to the extent necessary to comply with the Company’s obligations under this Agreement, (y) as necessary to ensure that the Company complies with applicable Laws and obligations under any Material Contract, or (z) with Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed): (i) the Company shall operate in the Ordinary Course of Business in all material respects and in material compliance with applicable Law; (ii) use commercially reasonable efforts to (A) preserve substantially intact its present business organization, (B) preserve its material relationships with suppliers, distributors, licensors, licensees and others to whom the Company has contractual obligations, (C) prosecute and maintain the Patents owned by the Company and other material Company Registered Intellectual Property, and (D) file all Tax Returns and pay all Taxes when due (except for Taxes being contested in good faith in appropriate proceedings for which adequate reserves have been have been established in accordance with GAAP, with respect to which Parent has been notified in advance in writing); and (iii) except as set forth in Schedule 4.2, the Company shall not:

(a) change or amend the Company’s Articles of Incorporation or the Company’s bylaws or authorize or propose the same;

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(b) split, combine or reclassify any of its capital stock (except with respect to the exercise of any Company Warrants or Company Options); issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; declare, set aside, or pay any dividend or make any distribution (whether in cash or in kind) with respect to any of its capital stock or other equity interests (as applicable) or redeem, purchase, or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests (as applicable);

(c) issue, deliver, transfer or sell, or authorize to issue, deliver, transfer or sell, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, calls, conversion rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, or authorize or propose any change in its equity capitalization or capital structure; provided, however, that the Company may issue shares of Company Common Stock in connection with the exercise of Company Options or Company Warrants outstanding as of the date of this Agreement;

(d) enter into or adopt any plan or agreement of complete or partial liquidation, restructuring, recapitalization or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Debt in bankruptcy or other similar Laws now or hereafter in effect;

(e) incur any Debt for borrowed money, or guarantee any such Debt, or issue or sell any debt securities or guarantee any debt securities of others;

(f) make any capital expenditures, capital additions or capital improvements, in excess of $50,000;

(g) waive any material right of the Company under any Material Contract;

(h) acquire or agree to acquire by merging with, or by purchasing a portion of the stock or assets of, or by any other manner, any business or any Entity;

(i) initiate any new line of business, make any loan or capital contribution to any Person (other than business-related advances to its employees in the Ordinary Course of Business) or otherwise acquire or agree to acquire any securities or assets of a Third Party that are material, individually or in the aggregate, to the Company;

(j) terminate, cancel, amend, waive, modify or fail to maintain, use commercially reasonable efforts to renew or comply with any material Permit;

(k) sell, assign or otherwise dispose of, lease or exclusively license any properties or assets of the Company which are material to the Company;

(l) (i) sell, assign, transfer, license, abandon or otherwise dispose of any Company Owned Intellectual Property, or (ii) acquire, in-license or otherwise obtain any right, title or interest in or to any pending or issued Patents, inventions, patent disclosures or other material Intellectual Property from any other Person (other than, with respect to each of clauses (i) and (ii), non-exclusive licenses or other non-exclusive grants of rights entered into in the Ordinary Course of Business, and, as applicable, on terms materially consistent with the Company’s applicable form agreement(s), provided that any Intellectual Property arising from any such form agreement, for such agreements entered into in the Pre-Closing Period, will be solely owned by the Company to the extent permitted under applicable Law);

(m) enter into any Material Contract, amend or modify in any material respect any Material Contract or terminate any Material Contract;

(n) make, revoke, or change any material election in respect of Taxes, change an annual Tax accounting period, adopt or change any accounting method in respect of Taxes, file any amended Tax Return, enter into any Tax allocation, sharing or indemnity agreement or any agreement with respect to Taxes, settle any claim or assessment in respect of Taxes, surrender or abandon any right to claim a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(o) (i) adopt, establish, enter into, amend or terminate any Company Equity Plan, Company Plan or Company Service Provider Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan or Company Service Provider Agreement if it were in existence as of the date of this Agreement (except for amendments to be required to comply with applicable Law or to comply with the terms and

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provisions of this Agreement), (ii) increase the compensation or benefits (including severance, termination, retention and change of control compensation or benefits) of, or grant any bonus or other incentive compensation to, any Company Service Provider (including in respect of stock options, restricted stock units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Equity Plan or awards made thereunder but excluding the payment of bonuses to current employees of the Company with respect to 2023 as set forth on Schedule 4.2(o)), (iii) grant any severance or termination pay to any Company Service Provider, (iv) terminate the employment or engagement of any Company Service Provider other than for cause and after advance notification to Parent, (v) hire or engage any new Company Service Provider, or (vi) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Equity Plan (except as provided in Section 5.9 (Company Options)) or other Company Plan (except as provided in Section 5.11 (Employee Benefits)) or other Contract~~.~~;

(p) terminate or allow to lapse any of the Insurance Policies;

(q) waive or release in writing, assign, commence, settle or agree to settle any Legal Proceeding, other than any settlement of a proceeding described in Part 2.19 of the Company Disclosure Schedule on the terms described therein and other than waivers, releases, compromises or settlements (i) in the Ordinary Course of Business (ii) that involve only the payment of monetary damages not in excess of $50,000 in the aggregate and (iii) that do not include the imposition of equitable relief on, or the admission of wrongdoing by, the Company; or

(r) agree or commit to take any of the actions described in clauses (a) through (q) of this Section 4.2 (Conduct of the Business of the Company).

Notwithstanding the foregoing, Parent and Merger Subs acknowledge and agree that nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

4.3 Conduct of the Business of Parent. During the Pre-Closing Period, except (w) as set forth in Part 4.3 of the Parent Disclosure Schedule, (x) to the extent necessary to comply with Parent’s obligations under this Agreement, (y) as necessary to ensure that the Parent complies with applicable Laws, or (z) with the Company’s consent (which shall not be unreasonably withheld, conditioned or delayed): Parent shall not:

(a) change or amend the Parent Charter or Parent’s bylaws, or authorize or propose the same;

(b) reclassify, combine split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Parent Common Stock, except for repurchases made in the Ordinary Course of Business with respect to of equity awards issued by Parent; (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Parent to Parent or one of its other wholly-owned Subsidiaries; or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of Parent Common Stock to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to any Parent Equity Plan;

(c) issue, deliver, transfer or sell, or authorize to issue, deliver, transfer or sell, any shares of Parent Capital Stock or securities convertible into, or subscriptions, rights, calls, conversion rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, or authorize or propose any change in its equity capitalization or capital structure; provided, however, that the Parent may issue shares of Parent Common Stock in connection with the Contemplated Transactions, in connection with the exercise of options, warrants or other rights to purchase Parent Capital Stock outstanding as of the date of this Agreement, or pursuant to the Parent Plans;

(d) enter into or adopt any plan or agreement of complete or partial liquidation, restructuring, recapitalization or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Debt in bankruptcy or other similar Laws now or hereafter in effect;

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(e) handle its payables other than in the ordinary course of business consistent with past practice;

(f) Acquire another business or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (A) require the financial statements of such acquired Person or business to be incorporated within the Form S-4 under Regulation S-X of the Securities Act, or (B) otherwise prevent, materially delay or materially impair the consummation of the Merger;

(g) Take any action where such action would have an Effect described in clause (ii) of the definition of Parent Material Adverse Effect; or

(h) agree or commit to take any of the actions described in clauses (a) through (g) of this Section 4.3 (Conduct of the Business of Parent).

4.4 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (i) contains provisions that are no less favorable in the aggregate to the Company (and its Subsidiaries) than those contained in the Confidentiality Agreement (except that the confidentiality agreement need not contain standstill provisions) and (ii) does not prohibit the Company or any of its Subsidiaries from providing any information to Parent in accordance with this Section 4.4 or otherwise prohibit the Company from complying with its obligations under this Section 4.4.

(b) Except as otherwise expressly permitted by this Section 4.4, during the Pre-Closing Period, Company shall not, and shall direct its Representatives not to, and shall not knowingly permit any of its Representatives to, (i) engage in any solicitation, knowing encouragement, knowing facilitation (including by way of providing non-public information), discussions or negotiations with any Persons with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any Acquisition Proposal or any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or the making, submission or announcement of any Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish or afford access to any other Person any non-public information relating to the Company, and of its Subsidiaries or an of their respective businesses, properties, assets, books, records or other non-public information, in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (C) enter into, approve or endorse any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (each, a “Company Acquisition Agreement”) or (D) authorize or commit to any of the foregoing. Immediately following the execution of this Agreement, the Company will cease and cause to be terminated all discussions or negotiations between it or any of its Subsidiaries or Representative, on the one hand, and any Person and such Person’s Representatives (other than Parent and its Affiliates and its and their respective Representatives), on the other hand, in connection with any potential Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement (and in any event within three (3) Business Days of the date of this Agreement), the Company shall (i) direct each Person (other than Parent and its Affiliates) that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within twelve (12) months prior to the date of this Agreement, to promptly return or destroy all confidential information concerning the Company and its Subsidiaries in accordance with the terms of any confidentiality agreement between such Person and the Company or its Subsidiaries and (ii) terminate all physical and electronic data room access previously granted to any Persons and its Representatives (other than Parent and its Representatives) in connection with any potential Acquisition Proposal. None of the Company or any if its Subsidiaries shall modify, amend or terminate, or waive, release or assign any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which it is a party relating to any such Acquisition Proposal and shall enforce, to the fullest extent permitted under applicable Legal Requirements, the provisions of any such agreement; provided, that the Company shall be permitted to waive any standstill agreement (or similar agreement) in order to permit a Person to make an Acquisition Proposal to the Company Board in a confidential manner, if and only if the Company Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to so waive would be inconsistent with its fiduciary duties under applicable Legal Requirements.

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(c) Notwithstanding anything in this Section 4.4 or any other provisions of this Agreement to the contrary, but subject to compliance with Section 5.1 (Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meeting), in the event that, at any time after the date hereof and prior to the receipt of the Company Required Vote, the Company or any of its Representatives receives a bona fide written Acquisition Proposal that was not solicited in breach of this Section 4.4 from any Person or group of Persons, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons solely to clarify any ambiguous terms and conditions of such Acquisition Proposal and inform such Person or group of Persons of the terms of this Section 4.4 and Section 5.1 and (ii) if the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors (if any) and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and the Company Board (or a committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to take any action set forth in the following clauses (A) or (B) would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (A) enter into an Acceptable Confidentiality Agreement with such Person or group of Persons and furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal and their respective Representatives and financing sources; provided that the Company shall provide to Parent, prior to or substantially concurrently with the provision of such information to such Person or group of Persons, all such information that is provided to any such Person or group of Persons given such access which was not previously provided to Parent or its Representatives, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and its respective Representatives and financing sources with respect to such Acquisition Proposal.

(d) Following the date of this Agreement, the Company shall (i) promptly (and in any event within twenty-four (24) hours) notify Parent in writing if (A) any inquiries, proposals or offers which constitute, or would reasonably be expected to lead to, an Acquisition Proposal, are received by the Company or any of its Representatives, (B) any non-public information is requested from the Company or any of its Representatives in connection with or related to any inquiries, proposals or offers which constitute, or would reasonably be expected to lead to, an Acquisition Proposal or (C) any discussions or negotiations with Third Parties relating to or in connection with any inquiries, proposals or offers which constitute, or would reasonably be expected to lead to, an Acquisition Proposal are sought, requested or continued, (ii) provide Parent with a written summary (including copies of any written materials related thereto) of the material terms and conditions of any of the foregoing, including the identity of the Person making such inquiry, proposal, offer or Acquisition Proposal, (iii) keep Parent reasonably informed of any material developments relating thereto on a reasonably prompt basis (including copies of any written materials related to any amendments or modifications thereto) and (iv) upon the reasonable request of Parent, reasonably inform Parent of the status of such inquiry, proposal, offer or Acquisition Proposal.

(e) Nothing in this Section 4.4 or elsewhere in this Agreement shall prohibit the Company, the Company Board or any committee thereof from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company Stockholders that is required by applicable Legal Requirements, (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iv) electing to take no position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of such Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act; provided, that any such action that would otherwise constitute a Company Adverse Change Recommendation shall be made only in accordance with Section 5.1(b), it being understood that any of the foregoing which solely describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto will not, in and of itself, be deemed a Company Adverse Change Recommendation, in each case, so long as neither the Company Board nor any committee thereof takes any action set forth in Section 5.2(a).

(f) The Company agrees that in the event any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries takes any action (or omits to take any action) which, if taken (or not taken) by the Company, would constitute a breach of this Section 4.4, the Company shall be deemed to have breached this Section 4.4.

4.5 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions. Parent and the Company and the members of their respective boards of directors (or respective committees thereof) shall use their respective reasonable best efforts to grant such approvals and take such actions as

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are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Contemplated Transactions.

4.6 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by, and whose form and content shall be agreed to in advance by, the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s), otherwise making any public statement (to the extent disclosure of the content thereof was not previously issued or made in accordance with this Agreement), in each case with respect to the Merger, this Agreement or any of the other Contemplated Transactions and shall not issue any such press release, public statement or announcement without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement to (including to media, analysts, investors or those attending industry conferences) and make internal announcements to its employees, contractors and/or other service providers, and the Company may make disclosures in Company SEC Reports (subject to giving advance notice to Parent and an opportunity for Parent to review and comment thereon to the extent legally permissible), in each case, as long as such statements, announcements or disclosures are consistent with, and do not contain information with respect to this Agreement or the Contemplated Transactions which is not contained in~~,~~ previous press releases, public disclosures, or public statements made in accordance with this Section 4.6; (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party and an opportunity to review and comment thereon to the extent legally permissible, issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement; (c) the Company need not consult with Parent in connection with any press release, public statement, or filing to be issued or made pursuant to this Section 4.6 or that relates to any Acquisition Proposal or Company Adverse Change Recommendation and any related matters, (d) no consultation or consent of the other Party shall be required with respect to any dispute between the Parties related to this Agreement or the Contemplated Transactions, (e) Parent, Merger Subs and their respective Affiliates may, without consultation or consent, make filings and communications with, and submit reports, forms, statements and other documents to, any Governmental Body to the extent required in connection with obtaining any consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with the Contemplated Transactions, and (f) Parent, Merger Subs and their respective Affiliates may, without consultation or consent, make ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, lenders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions, and as reasonably required in connection with the consummation of the Contemplated Transactions.

4.7 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Closing, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company equity awards in the Contemplated Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.8 Company Funding. (a) For so long as the Company is not in active discussions regarding an Acquisition Proposal, Parent shall fund the Company through the earlier of the consummation of the Merger or termination of this Agreement in such amounts as may be necessary for the Company to operate its business and pay its debts and obligations as they become due, provided that the Company is being operated in a manner consistent with the terms hereof including those set forth in Part 4.8 of the Company Disclosure Schedule and the financial forecast previously shared with Parent.

(b) Following the Closing, Parent shall fund the Surviving Entity in such amount as reflected in the Company’s financial forecast previously provided to Parent and as may be necessary for it to complete the 48-week interim analysis on patient data derived from the Phase 3 Pivotal Trial of Neiman Pic up to a maximum amount, when added to the Pre-Closing Debt Funding, of $25 million. During such period, Parent will not agree, or commit to agree, to sell, assign or otherwise dispose of, lease or exclusively license any properties or assets of the Surviving Entity which are material to its business.

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4.9 Parent Board of Directors and Surviving Entity Officers. Effective at the Closing, Markus W. Sieger shall be appointed to the Board of Directors of Parent. Such designee shall be deemed independent under SEC and NYSE rules as well as Parent’s corporate governance policies and guidelines and shall be deemed financially literate as defined by the NYSE. Effective at the Closing, the persons named on Schedule 3 shall be appointed the officers of the Surviving Entity.

5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, but in any event within forty (40) Business Days following the date of this Agreement (to the extent practicable), Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form and Parent shall prepare (with the cooperation of the Company) and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and each of the Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto; provided, that consistent with the foregoing, Parent and the Company shall use their good faith efforts to make the initial filing of the Form S-4 within thirty (30) Business Days following the date of this Agreement, it being understood and agreed that the failure to make such filing within such thirty (30) Business Day period shall not be deemed to be a breach of this Agreement for any purpose. Each of the Company and Parent shall cooperate with each other and use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders and the Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Company Plans and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Plans as may be reasonably requested in connection with any such action. The Parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger. Each Party shall give each other Party an opportunity to participate in any discussions or meetings such Party has with the SEC in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger. Notwithstanding the foregoing, before filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and each of Parent and the Company shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the share issuance.

(b) If before the First Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

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(c) If before the First Effective Time, any event occurs with respect to Parent or any Subsidiary of Parent, or change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Company Stockholders Meeting”) for the purpose of, among other things, seeking the Company Stockholder Approval. The Company shall use reasonable best efforts to: (x) cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act; (y) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (z) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval.

(e) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Parent Stockholders Meeting”) for the purpose of, among other things, seeking from the holders of Parent Capital Stock proxies in favor of the approval of the issuance of the Parent Common Stock pursuant to the terms of the Merger. Parent shall use reasonable best efforts to: (x) cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act; (y) solicit from the holders of Parent Capital Stock proxies in favor of the issuance of the Parent Common Stock pursuant to the terms of the Merger; and (z) take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Capital Stock required by applicable Law to obtain such approval.

(f) Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholders Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholders Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to the stockholders of the Company or otherwise made available to the stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, Parent will be permitted to postpone or adjourn the Parent Stockholders Meeting if (i) there are holders of insufficient shares of the Parent Common Stock present or represented by proxy at the Parent Stockholders Meeting to constitute a quorum at the Parent Stockholders Meeting; (ii) Parent is required to postpone or adjourn the Parent Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Parent Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Parent Stockholders Meeting (including, if the Parent Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of Parent sufficient time to evaluate any information or disclosure that Parent has sent to the stockholders of Parent or otherwise made available to the stockholders of Parent by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

5.2 Company Board Recommendation.

(a) During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw, withhold, amend or qualify or modify, in each case, in a manner adverse to Parent or Merger Subs, or publicly propose to withdraw, withhold, amend or qualify or modify, in each case, in a manner adverse to Parent or Merger Subs, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the

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Proxy Statement, (C) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing (it being understood that the Parent shall only be entitled to make up to two (2) such reaffirmation requests), (D) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal or (E) if any tender offer or exchange offer is commenced for equity securities of the Company, fail to recommend against such tender offer or exchange offer by the earlier of (1) the tenth (10th) Business Day after the commencement of such tender offer or exchange offer and (2) the third (3rd) Business Day prior to the Company Stockholders Meeting other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”), or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in Section 5.2 (a) or elsewhere in this Agreement, at any time prior to the receipt of the Company Required Vote:

(i) in the event that (x) the Company or any of its Representatives receives a written Acquisition Proposal (which Acquisition Proposal did not result from a breach of Section 4.4, other than a breach that is immaterial and unintentional) from any Person that has not been withdrawn and (y) the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal, the Company Board (or a committee thereof) may (A) make a Company Adverse Change Recommendation, or (B) authorize the Company to terminate this Agreement in accordance with Section 9.1 and enter into a Company Acquisition Agreement with respect to such Superior Proposal, in the case of each of clauses (A) and (B), if and only if: (1) the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1 at least five (5) Business Days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) (which notice shall not (in and of itself) constitute a Company Adverse Change Recommendation); and (3) (I) the Company shall have provided to Parent unredacted copies of the most current drafts of any proposed Company Acquisition Agreement with respect to an Acquisition Proposal and any financing commitments or other agreements to be entered into in connection with such Acquisition Proposal and a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.4, (II) the Company shall have afforded Parent five (5) Business Days (the “Match Period”) after delivery of the Determination Notice and the documents contemplated by the foregoing clause (I) to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (III) after considering the terms of this Agreement, and any revisions thereto proposed to be made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period, the Company Board (or a committee thereof) shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and, after consultation with outside legal counsel, that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1 would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not, in and of itself, be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.2, so long as such communication solely describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and neither the Company Board nor any committee thereof takes any action set forth in Section 5.2(a). The provisions of Section 5.2(b)(i)(B)(II) and Section 5.2(b)(i)(B)(III) shall also apply to any amendment to any economic terms or any material non-economic terms of any Acquisition Proposal and require a new Determination Notice, except that the Match Period shall be deemed to be two (2) Business Days; and

(ii) other than in connection with an Acquisition Proposal, the Company Board (or a committee thereof) may make a Company Adverse Change Recommendation in response to a Change in Circumstances, if and only if: (A) the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (B) the Company shall have given Parent a Determination

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Notice at least five (5) Business Days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail); and (C) (1) the Company shall have afforded Parent five (5) Business Days after the delivery of the Determination Notice to propose revisions to the terms of this Agreement and shall have negotiated, to the extent Parent desires to negotiate, in good faith with Parent with respect to such proposed revisions, so that such Change in Circumstances would no longer necessitate a Company Adverse Change Recommendation, and (2) after considering the terms of this Agreement, and the effect of proposed revisions made by Parent, if any, prior to 11:59 p.m. Eastern Time on the fourth (4th) Business Day following delivery of the Determination Notice, the Company Board (or a committee thereof) shall have determined, in good faith after consultation with its outside legal counsel, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstances would still be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. For the avoidance of doubt, the provisions of Section 5.2(b)(ii)(B) and Section 5.2(b)(ii)(C) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that references to five (5)Business Days shall be deemed to be two (2) Business Days.

(iii) Notwithstanding anything in the Confidentiality Agreement to the contrary, nothing therein shall prohibit or limit the ability of Parent or any of its Affiliates or Representatives to make any proposals to, or undertake any negotiations with, the Company as contemplated by this Section 5.2.

5.3 Filings, Consents and Approvals. Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to satisfy the conditions to the Closing and to consummate and make effective the Contemplated Transactions as soon as reasonably practicable and in any event prior to the Termination Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from Third Parties, and (iii) the execution and delivery of any additional instruments necessary or reasonably advisable to consummate the Contemplated Transactions; provided that this Section 5.3 shall not require any Party to waive any right or condition contained in this Agreement. This Section 5.3 shall not apply to any obligations with respect to Antitrust Laws or any filings, consents or approvals thereunder, which shall instead be governed by Sections 5.1(b) through (g), respectively.

5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions hereof, the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Contemplated Transactions as promptly as practicable, including notifying the other of any communication, inquiry, or investigation received from or initiated by a Governmental Body and using reasonable best efforts to cooperate in responding to any such inquiries, investigations, or requests, by using reasonable best efforts to take all action necessary to satisfy all of the conditions to the obligations of the other Parties hereto to effect the Merger, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder, and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Merger and the Contemplated Transactions.

(b) The Company shall use reasonable best efforts to obtain all Material Consents with respect to (i) the Contracts set forth in Part 2.23 of the Company Disclosure Schedule and (ii) any and all Contracts entered into by the Company following the date hereof and prior to the Closing, in each case, that are required to be obtained from parties to such Contracts to which the Company is a party in connection with the Contemplated Transactions.

5.5 Indemnification of Directors and Officers.

(a) For six years from and after the First Effective Time, Parent shall cause all rights to indemnification and exculpation by the Company existing in favor of those Persons who are directors and officers of the Company as of, or prior to, the date of this Agreement (the “D&O Indemnified Persons”) for their acts and omissions occurring

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or alleged to have occurred prior to the First Effective Time, as provided in the Company’s Articles of Incorporation and the Company’s bylaws (in each case as in effect as of the date of this Agreement), subject to the terms, conditions and limitations thereof, to survive the Merger, including as a result of the amendment of the limited liability company operating agreement of the Surviving Entity pursuant to Section 1.4(a) (Organizational Documents; Directors and Officers), and for six years from and after the First Effective Time, Parent shall cause the Surviving Entity to fulfill and honor such obligations to the fullest extent permitted under applicable Law.

(b) Prior to the Closing, the Company shall purchase a six year “tail” policy (the “Tail D&O Policy”) that provides at least the same coverage in scope and amount and has other terms not materially less favorable in the aggregate to the insured persons than the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers, and any premiums with respect to such Tail D&O Policy shall be paid by Parent; provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premium currently payable by the Company with respect to such presently maintained policies, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, the Surviving Entity shall obtain a policy with the greatest coverage available for a cost equal to such amount. After the First Effective Time, Parent shall and shall cause the Surviving Entity to maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that Parent, the Company or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent, the Company or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.5 (Indemnification of Officers and Directors).

(d) The provisions of this Section 5.5 (Indemnification of Officers and Directors) shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by Contract or otherwise. This Section 5.5 (Indemnification of Officers and Directors) may not be amended, altered or repealed after the First Effective Time without the prior written consent of the affected D&O Indemnified Person.

5.6 Tax Matters.

(a) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns of the Company that are required to be filed (taking into account any extension properly obtained) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. All such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law. At least 20 days prior to filing any such Tax Return that is an income or other material Tax Return, the Company shall submit a copy of each such Tax Return to Parent for Parent’s review and comment, and the Company shall consider in good faith any reasonable comments received in writing within 15 days of the Company’s delivery of such Tax Return to Parent.

(b) Parent shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns of the Company for any Pre-Closing Tax Period that are listed in Part 2.14(i) of the Company Disclosure Schedule and are required to be filed after the Closing Date (each, a “Parent Prepared Return”).

(c) With respect to any audit, litigation, or other proceeding with respect to Taxes of the Company (each a “Tax Claim”), Parent shall have the right to control such Tax Claim, including the defense and settlement thereof.

(d) All sales, use, value added, transfer, stamp, registration, documentary, conveyance, recording, excise, real property transfer or gains, or similar Taxes (“Transfer Taxes”) incurred as a result of the Contemplated Transactions shall be borne equally by the Company Stockholders, on one hand, and Parent, on the other hand. Parent shall timely file all Tax Returns and shall timely pay all such Transfer Taxes.

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(e) The Company agrees to cooperate with Parent and provide any relevant information in the Company’s possession, or to which it has access that is requested by Parent which is reasonably necessary for Parent to determine the limitations, if any, on the Company’s Tax loss carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of Law of any other jurisdiction applicable to the Company.

(f) None of the Parent, the Company or any of their Affiliates shall engage in any Tax related action not in the Ordinary Course of Business occurring on the Closing Date after the Closing that would impact a Pre-Closing Period and that is not otherwise contemplated hereby, including any election pursuant to Sections 338 or 336(e) of the Code or any classification election on Form 8832.

(g) For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Subs and the Company are parties under Section 368(b) of the Code. Unless otherwise required by applicable Law, each of Parent, the Company, and their respective Affiliates, shall use reasonable best efforts to avoid taking any action which could reasonably be expected to prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code. Each Party shall cause all Tax Returns relating to the Merger filed by such Party to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required by applicable Law.

(h) Notwithstanding the foregoing, none of Parent, Merger Subs, or the Company makes any representations or warranties to any securityholder of Parent or the Company regarding the Tax treatment of the Merger, or any of the Tax consequences to any securityholder of Parent or the Company, of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

5.7 Notification of Certain Events.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent of, and furnish Parent with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause any of the conditions to the obligations of Parent to consummate the Merger set forth in Section 7 (Conditions Precedent to Obligations of Parent and Merger Subs) not to be satisfied (including any breaches of inaccuracies of the representations and warranties set forth in Section 2 (Representations and Warranties of the Company)). The Company’s satisfaction of its obligations in the foregoing sentence shall not relieve the Company of any of its other obligations under this Agreement.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company of, and furnish the Company with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 8 (Conditions Precedent to Obligation of the Company) not to be satisfied (including any breaches of inaccuracies of the representations and warranties set forth in Section 3 (Representations and Warranties of Parent and Merger Subs)). Parent’s satisfaction of its obligations in the foregoing sentence shall not relieve Parent of any of its other obligations under this Agreement.

5.8 Confidentiality. The provisions of the Confidentiality Agreement, to the extent not inconsistent with the express terms of this Agreement, are hereby ratified, confirmed and agreed to as though fully set forth herein, and Parent and the Company agrees that any information obtained pursuant to the provisions hereunder or the negotiation and execution of this Agreement or the effectuation of the Contemplated Transactions, shall be governed by the terms of the Confidentiality Agreement. The Confidentiality Agreement shall remain in effect until the Second Effective Time, at which point it shall terminate.

5.9 Company Options.

(a) Prior to the Closing, the Company shall take all actions (including providing any required notices, obtaining any necessary determinations and/or obtaining resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Options are outstanding or otherwise) to cause the treatment (as applicable) of each Company Option then outstanding as set forth in Section 1.6 (Treatment of Company Warrants and Company Options).

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(b) Parent shall take all corporation action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Rollover Options assumed in accordance with Section 1.6. Parent shall file with the SEC, promptly, but no later than ten calendar days after the First Effective Time, a Registration Statement on Form S-8 (or any successor form) (the “Registration Statement”), if available for use by Parent, relating to the shares of Parent Common Stock with respect to Rollover Options assumed by Parent in accordance with Section 1.6 (Treatment of Company Warrants and Company Options) and will use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as those assumed Rollover Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Plans assumed pursuant to Section 1.6 in a manner that complies with Rule 16b-3 of the SEC to the extent the applicable Company Plan complied with such rule before the Merger.

5.10 Resignations. The Company shall obtain and deliver to Parent at or prior to the Second Effective Time (or, at the option of Parent, at a later date) the resignation of each director of the Company, effective as of the Second Effective Time (or, at the option of Parent, at a later date) (the “Director Resignations”).

5.11 Employee Benefits. With respect to those employees of the Company who are employed by the Company as of immediately prior to the Second Effective Time including the Key Employees, Shanice Morgan and Corey Stratton (the “Continuing Employees”):

(a) Parent shall continue the employment of all the Continuing Employees immediately following the Closing;

(b) Parent shall assume the liability for accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to Continuing Employees immediately prior to the Second Effective Time;

(c) Parent shall enroll all Continuing Employees in Parent’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Second Effective Time); provided, however, that nothing in this Section 5.11 (Employee Benefits) or elsewhere in this Agreement shall limit the right of Parent or the Surviving Entity to amend or terminate any such health or welfare benefit plan or migrate the Continuing Employees to a successor health or welfare benefit plan at any time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any such plan, then Parent shall use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated immediately prior to the commencement of participation in such plan, and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid immediately prior to the commencement of participation in such plan to the same extent that such service and amounts paid were recognized prior to such commencement of participation under the corresponding health or welfare benefit plan of the Company.

(d) To the extent requested in writing by Parent at least ten Business Days prior to the Second Effective Time, the Company shall take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to the Second Effective Time. In connection with the termination of the Company 401(k) plan, Parent shall recognize prior service with the Company for purposes of eligibility and vesting of employer contributions, and take any and all actions as may be reasonably required to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed or distributable to such Continuing Employee from such Company 401(k) plan to a Parent plan or any other retirement plan that is qualified within the meaning of Sections 401(a) and 401(k) of the Code.

(e) Nothing in this Section 5.11 (Employee Benefits) or elsewhere in this Agreement shall be construed to create a right in any employee to continued employment with Parent, the Surviving Entity or any other Affiliate of the Surviving Entity and, except as may be otherwise set forth in employment agreements with such parties, the employment of each Continuing Employee shall be “at will” employment. The provisions of this Section 5.11

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(Employee Benefits) are solely for the benefit of the Parties to this Agreement, and no provision of this Section 5.11 (Employee Benefits) is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a Third Party beneficiary of this Agreement or have the right to enforce the provisions hereof.

5.12 Securityholder Litigation. During the Pre-Closing Period the Company shall promptly notify Parent of any litigation against the Company, any of its Affiliates or any of its or their respective directors, officers, employees, securityholders or Representatives relating to the Contemplated Transactions and keep Parent informed on a reasonably current basis with respect thereto (including by providing Parent with copies of all pleadings with respect thereto). The Company shall give Parent the right to review and comment on all substantive filings or responses to be made or filed, or any settlement or other agreements to be entered into, by or on behalf of the Company in connection with such litigation (and the Company shall in good faith take such comments into account), including all materials proposed to be delivered by or on behalf of the Company in connection with any discovery or document production with respect to such litigation; provided that the Company shall control the defense and strategy for any such litigation. No such settlement, compromise, arrangement, understanding, or admission of liability or wrongdoing, shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.13 Stock Exchange Listing. Parent shall use reasonable efforts to cause the shares of Parent Common Stock issuable, and required to be reserved for issuance, in connection with the Merger as well as the Parent warrants (the “Parent Public Warrants”) to be issued in exchange for certain Company Warrants that are currently listed on the Nasdaq Stock Market, together with the shares of Parent Common Stock issuable upon exercise thereof, to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the First Effective Time.

5.14 Delisting; Deregistration. To the extent requested by Parent, prior to the Second Effective Time, the Company will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to Legal Requirements and the rules and regulations of the NASDAQ to cause (a) the delisting of the Company Common Stock from the NASDAQ as promptly as practicable after the Second Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.15 Parent Total Net Cash Amount. Not less than four (4) but no more than seven (7) days prior to the Closing Date, Parent shall deliver to the Company the Parent’s good faith calculation of the Parent Total Net Cash Amount as of the Closing Date (the “Total Net Cash Amount Schedule”) to be used in the calculation of the Exchange Ratio, prepared and certified by the Parent’s Chief Financial Officer, in form and substance reasonably acceptable to the Company. Parent shall make available to the Company, as requested by the Company, the work papers and back-up materials used or useful in preparing the Total Net Cash Amount Schedule.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to consummate the Merger are subject to the satisfaction (or the written waiver by each of the Parties) at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Form S-4 Registration Statement. The Form S-4 Registration Statement with respect to the Parent Common Stock to be issued to Company Stockholders, the Parent Public Warrants and the Parent Common Stock underlying such Parent Public Warrants shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC and remain in effect, and no proceedings for that purpose shall be pending or threatened in writing by the SEC and not withdrawn or lapsed.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of any of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the Merger illegal.

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6.3 Stockholder Approval. The Company and Parent shall have obtained the Required Company Stockholder Vote and the Required Parent Stockholder Vote, respectively.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUBS

The obligations of Parent and Merger Subs to consummate the Merger are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations and Warranties. The Specified Representations of the Company that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all respects as of such earlier date). The Specified Representations of the Company that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date). The other representations and warranties of the Company set forth in Section 2 (Representations and Warranties of the Company) shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) as of the date of this Agreement and of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.

7.2 Performance of Covenants. The Company shall have performed and complied with, in all material respects, all of its covenants hereunder at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing).

7.3 No Governmental Litigation. There shall not be pending any lawsuit or other Legal Proceeding challenging the Merger that (a) has been commenced by a Governmental Body of competent jurisdiction and (b) could reasonably be expected to result in an injunction or judgment in favor of such Governmental Body that would prevent consummation of the Merger.

7.4 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) the Director Resignations;

(b) the Statement of Merger, executed by the Company;

(c) a good standing certificate of the Company from the Secretary of State of the State of Nevada dated within seven days prior to the Closing Date;

(d) the Voting Agreements and the Lock-Up Agreements duly executed by each party thereto (other than Parent).

7.5 Closing Certificate. As of the Closing, the President or Chief Financial Officer of the Company shall have delivered to Parent a certificate (the “Company Officers Certificate”) to the effect that each of the conditions specified above in Sections 7.1 (Accuracy of Representations and Warranties), 7.2 (Performance of Covenants) and 7.7 (No Material Adverse Effect) is satisfied in all respects.

7.6 Consents and Assignments. As of the Closing, the Company shall have received all consents and assignments as may be required to effectuate the Contemplated Transactions.

7.7 No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing.

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8. CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligation of the Company to consummate the Merger is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

8.1 Accuracy of Representations and Warranties. The Specified Representations of Parent that are qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all respects as of such earlier date). The Specified Representations of Parent that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date). The other representations and warranties of the Parent and Merger Subs set forth in Section 3 (Representations and Warranties of the Parent and Merger Subs) shall be true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect.

8.2 Performance of Covenants. Parent and Merger Subs shall have performed and complied with, in all material respects, all of their respective covenants hereunder at or before the Closing (to the extent that such covenants require performance by Parent or Merger Subs at or before the Closing).

8.3 No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding challenging the Merger that has been commenced by a Governmental Body.

8.4 No Material Adverse Effect. Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred that is continuing.

8.5 Closing Certificate. An authorized officer of Parent and Merger Subs shall have delivered to Company a certificate (the “Parent Officers Certificate”) to the effect that each of the conditions specified above in Sections 8.1 (Accuracy of Representations and Warranties), 8.2 (Performance of Covenants) and 8.4 (No Material Adverse Effect) is satisfied in all respects.

8.6 Support Agreement. The Company shall have received the Support Agreement executed by Howard Jonas which shall be in full force and effect.

8.7 Employment Agreements and Offer Letters. Surviving Entity shall have entered into written employment agreements with each of the Key Employees and provided written offer letters to the remaining two Continuing Employees of the Company on the same or better terms as those contained in the current agreements or arrangements, as the case may be.

8.8 Stock Exchange Listing. The shares of Parent Common Stock issuable, and required to be reserved for issuance, in connection with the Merger and the Parent Public Warrants and the Parent Common Stock underlying the Parent Public Warrants shall have been approved for listing on NYSE, subject to official notice of issuance.

9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the First Effective Time (whether before or after the receipt of the Required Company Stockholder Vote or the Required Parent Stockholder Vote, except to the extent otherwise provided below) as follows:

(a) by mutual written consent of Parent, Merger Subs and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by the End Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) (Termination) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

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(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body of competent jurisdiction shall have issued a final and non-appealable order, decree or ruling, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) (Termination) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party did not use commercially reasonable efforts to have such order, decree or ruling vacated prior to its becoming final and non-appealable and such failure to use commercially reasonable efforts constitutes a breach of this Agreement;

(d) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 (Accuracy of Representations and Warranties) or Section 7.2 (Performance of Covenants) and (ii) cannot be, or has not been, cured within 30 calendar days following receipt by the Company of written notice of such material breach or failure to perform; provided that Parent may not terminate this Agreement pursuant to this Section 9.1(d) (Termination) if Parent is in breach of this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 9.1(e) (Termination) but for the provision thereto;

(e) by the Company, if Parent or Merger Subs shall have breached or failed to perform any of their respective representations, warranties, covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 (Accuracy of Representations and Warranties) or Section 8.2 (Performance of Covenants) and (ii) cannot be, or has not been, cured within 30 calendar days following receipt by Parent of written notice of such material breach or failure to perform; provided that the Company may not terminate this Agreement pursuant to this Section 9.1(e) (Termination) if the Company is in breach of this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 9.1(d) (Termination) but for the proviso thereto;

(f) (i) by Parent if, upon a vote at a duly held meeting to obtain the Required Parent Stockholder Vote, the Required Parent Stockholder Vote shall not have been obtained, or (ii) by the Company, if upon a vote at a duly held meeting to obtain the Required Company Stockholder Vote, the Required Company Stockholder Vote shall not have been obtained; provided, however, in each case, the right to terminate shall not be available to the Parent or the Company, as the case may be, if either Party’s action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Parent Stockholder Approval or Requisite Company Stockholder Approval; and

(g) by Parent, if the Company Board (or a committee thereof) makes a Company Adverse Change Recommendation.

(h) by the Company as described in Section 5.2(b)(i).

The Party desiring to terminate this Agreement pursuant to Section 9.1 (Termination), shall give the other Party written a notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1 (Termination), this Agreement shall be of no further force or effect and no Party hereto (or any of its Affiliates, directors, trustees, executors, officers, agents or Representatives) shall have any liability or obligation hereunder; provided, however, that (i) this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees) and Section 10 (Miscellaneous Provisions) and the definitions of the capitalized terms referenced in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, (ii) nothing herein shall relieve any Party from any liability for Fraud or for any knowing and willful material breach of this Agreement by such Party prior to the termination of this Agreement, and (iii) no termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement (subject to the terms thereof), all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated, except that the expenses incurred in connection with filing, printing and mailing the Joint Proxy

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Statement/Prospectus and the From S-4 which shall be shared equally by Parent and the Company. For the avoidance of doubt, Parent or the Surviving Entity will be responsible for all fees and expenses of the Exchange Agent. In addition, Parent will pay or cause to be paid (i) fees and expenses of Company counsel incurred in connection with the Transaction, and (ii) all transfer, stamp and documentary Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b) If (A) (1) this Agreement is validly terminated by Parent or the Company, pursuant to Sections 9.1 (d) or (e), then the Parent or the Company, as the case may be, shall reimburse the terminating Party for their reasonable documented out of pocket expenses, including all fees and expenses of counsel, financial advisors and accountants, actually incurred in connection with this Agreement and the Contemplated Transactions, in amount not to exceed $250,000 in cash; or (B) Parent validly terminates this Agreement pursuant to Section 9.1(g), then the Company will promptly pay to Parent (as directed by Parent) an amount equal to $400,000 in cash (the “Company Termination Fee”).

10. MISCELLANEOUS PROVISIONS

10.1 Amendment. This Agreement may be amended by the Parties by execution of an instrument in writing signed by each Party to this Agreement; provided, that after the adoption of this Agreement by the Company Stockholders, no amendment of this Agreement shall be made which by Law requires further approval by the stockholders of Company without obtaining such approval.

10.2 [Intentionally Omitted]

10.3 No Survival of Representations, Warranties, Covenants and Agreements. The Parties acknowledge and agree that (a) none of the representations and warranties contained in this Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule nor in any certificate or schedule or other document delivered pursuant to this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Closing and (b) except for any covenant or agreement that by its terms contemplates performance, in whole or in part, after the Closing, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such non-surviving covenants and agreements shall terminate at, the Closing.

10.4 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.5 Entire Agreement; Counterparts. This Agreement (including the documents and instruments referred to herein), the Voting Agreements, Lock-Up Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement may be executed by electronic transmission, each of which shall be deemed an original.

10.6 Applicable Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Nevada, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Courts of the State of Nevada (or, only if such court declines to accept jurisdiction over a particular matter, any state or federal court within the

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State of Nevada); and (b) if any such action is commenced in a state court, then, subject to applicable Law, no Party shall object to the removal of such action to any federal court located in Nevada. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each Party hereby waives, to the fullest extent permitted by Law, any right to trial by jury of any claim, demand, action, or cause of action (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the Contemplated Transactions, in each case, whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. Each Party hereby further agrees and consents that any such claim, demand, action, or cause of action shall be decided by court trial without a jury and that the Parties may file a copy of this Agreement with any court as written evidence of the consent of the Parties to the waiver of their right to trial by jury.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights or obligations hereunder may be assigned (whether by merger, consolidation, sale or otherwise) by the Company without the prior written consent of Parent, or by Parent without the prior written consent of the Company, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect (except that Parent may assign its rights, and delegate its obligations, under this Agreement to an Affiliate without the prior written consent of the Company so long as Parent remains bound to this Agreement and liable for its obligations hereunder).

10.8 Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) as provided in Section 5.5 (Indemnification of Officers and Directors) and the rights of the indemnified parties, which in each case shall be third party beneficiaries of said provisions and (b) from and after the First Effective Time, the rights of the Securityholders as of immediately prior to the First Effective Time to receive the consideration pursuant to the Merger set forth in this Agreement.

10.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission, or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such Party below (or to such other address or electronic mail address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Merger Subs:

Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102
Attention: Chief Executive Officer
E-mail: william.conkling@rafaelholdings.com

With a copy (which shall not constitute notice) to:

Schwell Wimpfheimer & Associates LLP
37 West 39th Street
Suite 505
New York, New York 10018
Attention: Dov Schwell
E-mail: dschwell@swalegal.com

if to the Company (prior to Closing):

Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, FL 32653
Attention: N. Scott Fine
E-mail: n.scott.fine@cyclodex.com

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With a copy (which shall not constitute notice) to:

Fox Rothschild LLP
101 Park Avenue, 17th Floor
New York, NY 10178
Attention: Alison Newman
E-mail: anewman@foxrothschild.com

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.11 Knowledge. “Knowledge” of the Company shall mean the knowledge of a fact or other matter, after reasonable inquiry, of the Knowledge Individuals. With respect to Intellectual Property, “reasonable inquiry” does not require the Company or any individual to obtain any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches. “Knowledge” of Parent shall mean the knowledge of a fact or other matter, after reasonable inquiry, of the Parent Knowledge Individuals. With respect to Intellectual Property, “reasonable inquiry” does not require Parent or any individual to obtain any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches.

10.12 Attorney-Client Privilege. The Parties acknowledge and agree that the attorney-client privilege attaching to any communications between Schwell Wimpfheimer & Associates LLP or the Company’s legal advisors, on the one hand, and the Company, any Company Stockholder, or any of their Representatives, on the other hand (“Relevant Privileged Materials”), shall after the Closing be deemed to be the right of Securityholders as of immediately prior to the Merger, and not that of the Surviving Entity, as applicable. Notwithstanding the foregoing, nothing shall prevent Parent, the Company, the Surviving Entity or any Person acting on behalf of or through any of them from complying with applicable Law or court order

10.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) Any document uploaded to the online data rooms utilized for the Contemplated Transactions as of 5:00 pm Eastern time on August 21, 2024 shall be considered “made available” by the Company for purposes of this Agreement.

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(g) All amounts payable under this Agreement, including the amounts to be set forth in the Total Cash Amount Schedule, shall be calculated and paid in U.S. Dollars.

10.14 Disclosure Schedule. The Company Disclosure Schedule and Parent Disclosure Schedule have been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 (Representations and Warranties of the Company) and Section 3 (Representations and Warranties of the Parent and Merger Subs), respectively, of this Agreement. The representations and warranties contained in Section 2 (Representations and Warranties of the Company) and Section 3 (Representations and Warranties of the Parent and Merger Subs), of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Section 2 (Representations and Warranties of the Company) and Section 3 (Representations and Warranties of the Parent and Merger Subs) in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, by reference to another part of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable; and (c) any exception or disclosure set forth in any other part of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable. The information set forth in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any Party hereto to any Third Party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company or Parent, as applicable, contained in this Agreement. Matters reflected in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

RAFAEL HOLDINGS, INC.
By:	/s/ William Conkling
William Conkling
Chief Executive Officer
TANDEM THERAPEUTICS, INC.
By:	/s/ David Polinsky
David Polinsky
President
TANDEM THERAPEUTICS, LLC
By:	/s/ David Polinsky
David Polinsky
Authorized Person
CYCLO THERAPEUTICS, INC.
By:	/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any direct or indirect (a) acquisition, purchase, lease or license of assets of the Company or its Subsidiaries equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s consolidated revenues or earnings are attributable, (b) issuance by the Company or acquisition of twenty percent (20%) or more of the outstanding Shares or voting interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the outstanding Shares or voting interests of the Company, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that, if consummated, would result in (x) any Person or group beneficially owning twenty percent (20%) or more of the outstanding Shares or voting power of the resulting direct or indirect parent of the Company or the surviving entity in such transaction or (y) the Company Stockholders immediately preceding such transaction holding less than eighty percent (80%) of the Shares or voting interests in the direct or indirect parent of the Company or the surviving entity in such transaction, in each case of the foregoing clauses (a) through (d), other than the Contemplated Transactions.

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

“Affiliated Agreement” shall have the meaning set forth in Section 2.25 of this Agreement.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Ancillary Agreements” shall mean, collectively, the Voting Agreements, the Lock-Up Agreements, the Support Agreement and each other agreement, document instrument and/or certificate contemplated by this Agreement to be executed in connection with the Contemplated Transactions, including the Letters of Transmittal.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Articles of Incorporation” shall mean the Company’s Articles of Incorporation as amended to date and in effect immediately prior to the First Effective Time.

“Assumed Warrant” shall have the meaning set forth in Section 1.6(a) of this Agreement.

“Author” shall have the meaning set forth in Section 2.8(g) of this Agreement.

“Balance Sheet” shall mean the Company’s unaudited balance sheet dated June 30, 2024 included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 filed with the Securities and Exchange Commission on August 14, 2024.

“Balance Sheet Date” shall mean June 30, 2024.

“Book-Entry Shares” shall mean non-certificated shares of Company Common Stock or Parent Common Stock, as the case may be.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York, NY.

“Change in Circumstance” shall mean any positive Effect that materially affects the business, assets or operations of the Company, taken as a whole, that was neither known to the Company Board (or if known, the material consequences of which were not known by the Company Board prior to the date of this Agreement), nor reasonably foreseeable, as of or prior to the date of this Agreement, which positive Effect becomes known to the Company Board prior to the Company Required Vote; provided, that none of the following shall constitute a “Change in Circumstance”: (a) any Acquisition Proposal, any inquiries, proposals or offers which constitute, or would reasonably be expected to lead to,

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an Acquisition Proposal, or any business combination or acquisition opportunity, (b) any Effect resulting from a breach of this Agreement by the Company, (c) the fact, in and of itself, that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (c) shall not prevent or otherwise affect consideration of any such-development or change that causes the Company meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred), or (d) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided that the exception in this clause (d) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred).

“Closing” shall have the meaning set forth in Section 1.3 of this Agreement.

“Closing Date” shall have the meaning set forth in Section 1.3 of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company Adverse Change Recommendation” shall have the meaning set forth in Section 5.2(a).

“Company Board” shall have the meaning set forth in the recitals of this Agreement.

“Company Capital Stock” shall mean, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” shall mean the Common Stock, $0.0001 par value per share, of the Company.

“Company Consultant” shall mean any current or former consultant or individual service provider of the Company (other than those that have a Contract with Company in their individual capacity).

“Company Data” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company and delivered to Parent and Merger Subs on the date of, and prior to the execution of, this Agreement.

“Company Equity Plans” shall mean, collectively, the Company’s 2019 Equity Incentive Plan and 2021 Omnibus Equity Incentive Plan and the Applied Molecular Transport Inc. 2020 Equity Incentive Plan.

“Company ERISA Affiliate” shall mean any Person with which the Company is or would be at any relevant time considered a single employer under Section 414(b), (c), (m), or (o) of the Code.

“Company Intellectual Property Agreements” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Licensed Intellectual Property” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Management” shall mean each Person listed on Schedule 4.

“Company Material Adverse Effect” shall mean any occurrence, change, event, circumstance or effect that, individually or in the aggregate with any other occurrences, changes, events, circumstances and/or effects, (i) has had or would reasonably be expected to have a material adverse effect on the liabilities, financial condition, existing business or assets of the Company, or (ii) that would prevent the Company from consummating the Merger in accordance with the terms hereof; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there exists or has occurred or would reasonably be expected to exist or occur, a Company Material Adverse Effect under clause (i) above: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a materially disproportionate effect on the Company as compared to companies in the Company’s industry; (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which the Company operates or competes, except to the extent such adverse effect has a materially disproportionate effect on the Company as compared to companies in such industry or industry sector; (c) any adverse effect resulting from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof, except to the extent such adverse effect has

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a materially disproportionate effect on the Company as compared to companies in the Company’s industry; (d) any act of terrorism, war or other armed hostilities, any regional, national or international calamity or natural disaster, any pandemic, epidemic or disease outbreak, except to the extent such events have a materially disproportionate effect on the Company as compared to companies in the Company’s industry; (e) any failures, in and of themselves, by the Company to meet any projections, budgets, forecasts or estimates of financial performance or results of operations (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of “Company Material Adverse Effect” may be taken into account); or (f) the execution, delivery, announcement or pendency of this Agreement or the consummation of the Contemplated Transactions, including departures of employees or changes in commercial or business relationships, including customers, suppliers and distributors arising therefrom.

“Company Officers Certificate” shall have the meaning set forth in Section 7.5 of this Agreement.

“Company Option” shall mean any option to purchase shares of Company Common Stock.

“Company Owned Intellectual Property” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Owned Intellectual Property Rights” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Plans” shall mean “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), all severance, employment, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, fringe benefit, vacation or paid time off, equity or equity-based or other benefit or compensation plan, policy, program, agreement, Contract or arrangement that is sponsored, maintained, contributed to or required to be contributed to by the Company or any Company ERISA Affiliate for the benefit of any Company Service Provider or any spouse, dependent or beneficiary of any such individual, including as a participating employer in any plan, policy, program, agreement, Contract or arrangement sponsored or maintained by a professional employer organization, or under or with respect to which the Company or any Company ERISA Affiliate has or would reasonably be expected to have any liability or obligation (whether current or contingent) with respect to any Company Service Provider or any spouse, dependent or beneficiary of any such individual, except such definition shall not include any Company Service Provider Agreement.

“Company Preferred Stock” shall mean the Preferred Stock, par value $0.0001 per share, of the Company.

“Company Privacy Policies” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Products” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Registered Intellectual Property” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Service Provider” shall mean any current or former employee, consultant, director or individual service provider of the Company or any other Company ERISA Affiliate.

“Company Service Provider Agreement” shall mean each management, employment, severance, consulting, advisory, relocation, repatriation, expatriation, or other similar agreement or Contract between the Company or any other Company ERISA Affiliate and any Company Service Provider under or with respect to which the Company or any Company ERISA Affiliate has or would reasonably be expected to have any liability or obligation (whether current or contingent) with respect to such Company Service Provider or any spouse, dependent or beneficiary of any such individual.

“Company Source Code” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Company Stock Certificate” shall have the meaning set forth in Section 1.8 of this Agreement.

“Company Stockholders” shall mean the holders of Company Capital Stock.

“Company Termination Fee” shall have the meaning set forth in Section 9.3(b) of this Agreement.

“Company Warrant” shall mean any warrant to purchase shares of Company Capital Stock.

“Company Websites” shall have the meaning set forth in Section 2.8(a) of this Agreement.

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“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of April 18, 2023 by and between Parent and the Company.

“Consent(s)” shall mean any consent, approval or waiver.

“Contemplated Transactions” shall have the meaning set forth in the recitals of this Agreement.

“Continuing Employee” shall have the meaning set forth in Section 5.11 of this Agreement.

“Contract” shall mean any contract, undertaking, concession, agreement, franchise, permit, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other binding commitment (including any binding plan, arrangement or agreement in principle), whether written or oral.

“Converted Option(s)” shall have the meaning set forth in Section 1.6(b) of this Agreement.

“Counterparty” shall have the meaning set forth in Section 2.22 of this Agreement.

“D&O Indemnified Persons” shall have the meaning set forth in Section 5.5(a) of this Agreement.

“Debt” shall mean the outstanding principal amount of, and all interest, fees, prepayment premiums, expenses, breakage costs, indemnities, penalties or other amounts accrued in respect of and all amounts otherwise owing or payable at retirement of, (a) any indebtedness for borrowed money of the Company, (b) any obligation of the Company evidenced by bonds, debentures, notes, mortgages, security arrangements, indentures or other similar instruments, (c) any reimbursement obligation of the Company with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company, (d) all obligations of the Company as lessee under leases that are required to be recorded as capital leases in accordance with GAAP, (e) all liabilities or obligations of the Company under any interest rate, currency, swap or other hedging agreements, (f) all liabilities or obligations of the Company for the deferred purchase price of property or services and other earn-out, milestone or other contingent payment obligations, (g) any Pre-Closing Taxes (other than Transaction Payroll Taxes), whether due prior to, on, or after the Closing, that have not been paid as of the Closing, and (h) any obligation of the type referred to in clauses (a) through (f) of another Person the payment of which the Company has guaranteed or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor.

“DGCL” shall mean the Delaware General Corporation Law.

“DTC” shall mean The Depository Trust Company.

“Effect” shall mean any fact, event, occurrence, effect, change, development or circumstance.

“End Date” shall mean November 30, 2024; provided, however, that, in the event the SEC has not declared the Form S-4 effective under the Securities Act by the date which is 45 calendar days prior to the End Date, then the End Date shall automatically be extended to December 31, 2024.

“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” shall mean any Law and any judicial and administrative order or determination relating to (a) pollution or the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, any Hazardous Substances; or (c) health safety issues (including human and occupational safety and health), in each case as amended and as in effect on or prior to the date hereof.

“Environmental Permit” shall mean any permit, license, review, certification, approval, registration, consent or other authorization issued or required pursuant to any Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

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“Exchange Agent” shall have the meaning set forth in Section 1.9(a) of this Agreement.

“Exchange Fund” shall have the meaning set forth in Section 1.9(a) of this Agreement.

“Exchange Ratio” means, subject to adjustment pursuant to Section 1.5(e) of this Agreement, the quotient (rounded down to four decimal places) obtained by dividing (x) $0.95 by (y) the sum of the (A) Total Net Cash Amount, plus (B) Total Loan Amount, divided by the total number of shares of Parent Capital Stock outstanding at the First Effective Time, including any shares of Parent Capital Stock issuable upon exercise or conversion of outstanding securities of Parent with exercise or conversion prices that are no greater than 150% of the then market price for the Parent Class B common stock. For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Schedule 5.

“FDCA” shall mean the Federal Food, Drug, and Cosmetic Act of 1938.

“First Certificate of Merger” shall have the meaning set forth in Section 1.3 of this Agreement.

“First Effective Time” shall have the meaning set forth in Section 1.3 of this Agreement.

“First Merger” shall have the meaning set forth in the recitals of this Agreement.

“First Merger Sub” shall have the meaning set forth in the preamble of this Agreement.

“First Step Surviving Corporation” shall have the meaning set forth in Section 1.1 of this Agreement.

“Fraud” shall mean any actual fraud committed with the intent to deceive, as determined under Nevada law.

“GAAP” shall mean United States generally accepted accounting principles.

“Government Official” shall mean (a) any officer or employee of any Governmental Body, (b) any Person acting in an official capacity on behalf of a Governmental Body, (c) any officer or employee of a Person that is majority or wholly owned by a Governmental Body, (d) any officer or employee of a public international organization, such as the World Bank or the United Nations, (e) any officer or employee of a political party or any Person acting in an official capacity on behalf of a political party or (f) any candidate for political office with any Governmental Body.

“Governmental Body” shall mean any national, federal, regional, state, provincial, local, or foreign or other governmental authority or instrumentality, legislative body, court, administrative agency, regulatory body, commission or instrumentality, including any multinational authority having governmental or quasi-governmental powers, or any other industry self-regulatory authority or arbitral body.

“Hazardous Substance” shall include any substance for which exposure is regulated by any Governmental Body or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead, mold, mold spores and mycotoxins or polychlorinated biphenyls or other similar substances.

“Inbound Licenses” shall have the meaning set forth in Section 2.8(m)(i) of this Agreement.

“Included Assets” means the appraised value of the real estate located at 5 Shlomo Levy Street, Har Hotzvim Jerusalem and the value of the Globis Capital Partners, L.P. holdings (to the extent that such items are reflected on the balance sheet of Parent) as of the latest calendar quarter ending prior to the First Effective Time.

“Insurance Policies” shall have the meaning set forth in Section 2.18 of this Agreement.

“Intellectual Property” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Intellectual Property Rights” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“IRS” shall mean the Internal Revenue Service.

“IT Infrastructure” shall have the meaning set forth in Section 2.10 of this Agreement.

“Key Employees” shall mean N. Scott Fine, Joshua M. Fine, Jeffrey L. Tate, Kevin Strattan, Michael Lisjak and Edward Tamarian.

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“Knowledge” shall have the meaning set forth in Section 10.11 of this Agreement.

“Knowledge Individuals” shall mean the following Persons: N. Scott Fine, Joshua M. Fine, Jeffrey L. Tate, Michael Lisjak and Edward Tamarian.

“Law” shall mean, with respect to any Person, any federal, state, local, municipal, foreign or other, statute, constitution, principle of common law, rule, regulation, executive order, injunction, judgment, order, award, decree, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body that is binding on such Person.

“Leased Real Property” shall have the meaning set forth in Section 2.7 of this Agreement.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, act, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, writ, award, rule, regulation, ruling, order, judgment, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NYSE or Nasdaq).

“Letter of Transmittal” shall have the meaning set forth in Section 1.9(b) of this Agreement.

“Lien” or “Liens” shall mean all mortgages, encumbrances, security interests, claims, charges or pledges.

“Lock-Up Agreements” shall have the meaning set forth in the recitals of this Agreement.

“Material Contract” shall have the meaning set forth in Section 2.9(a) of this Agreement.

“Material Consent” shall have the meaning set forth in Section 2.23 of this Agreement.

“Merger” shall have the meaning set forth in the recitals of this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 1.5(a)(iii) of this Agreement.

“Merger Subs” shall have the meaning set forth in the preamble of this Agreement.

“NASDAQ” mean the Nasdaq Stock Market.

“Nevada Corporate Law” shall have the meaning set forth in the recitals to this Agreement.

“NYSE” shall mean the New York Stock Exchange Inc.

“Non-Scheduled Contracts” means Non-Scheduled Inbound Contracts and Non-Scheduled Outbound Contracts.

“Non-Scheduled Inbound Contracts” means Contracts that are: (i) licenses or other grants of rights to the Company for Shrink-Wrap Software pursuant to the standard terms therefor, (ii) licenses to the Company for Open Source Materials pursuant to the publicly available open source terms therefor, (iii) non-disclosure agreements, (iv) Standard Form IP Agreements entered into with Company Service Providers or Company Consultants without material modification therefrom, (v) privacy policies, or (vi) Contracts in which the only Intellectual Property licenses or rights granted to the Company are with respect to feedback, suggestions, or a trademark for inclusion on customer lists or use in the provision of services.

“Non-Scheduled Outbound Contracts” means (i) Contracts in which the only Intellectual Property licenses or rights granted by the Company are non-exclusive rights granted to contractors or vendors to use Intellectual Property for the sole benefit of the Company, (ii) Contracts governing the use of Company Products entered into with end user customers of the Company Products that are materially consistent with the Company’s form of customer agreement, (iii) privacy policies, (iv) non-disclosure agreements, and (v) Contracts in which the only Intellectual Property licenses or rights granted by the Company are with respect to feedback, suggestions, or a Company trademark for inclusion on customer lists or use in the provision of services.

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“Open Source Materials” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Ordinary Course of Business” means, at any given time, the ordinary and usual course of operations of the business of the Company, consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with applicable Law and to reasonably preserve the health and safety of current Company Service Providers).

“Other IP Contracts” shall have the meaning set forth in Section 2.8(m)(iii) of this Agreement.

“Parent” shall have the meaning set forth in the preamble of this Agreement.

“Parent Audited Balance Sheet” shall have the meaning set forth in Section 3.8 of this Agreement.

“Parent Balance Sheet Date” shall mean April 30, 2024.

“Parent Board” shall mean the Board of Directors of the Parent.

“Parent Capital Stock” shall mean the Parent Common Stock, the Class A common stock, par value $0.01 per share, of the Parent and the Parent Preferred Stock.

“Parent Charter” shall mean Parent’s Amended and Restated Certificate of Incorporation as in effect immediately prior to the First Effective Time.

“Parent Common Stock” shall mean the Class B Common Stock, $0.01 par value per share, of Parent.

“Parent Disclosure Schedule” shall mean the disclosure schedule that has been prepared by Parent and Merger Subs and delivered to the Company on the date of, and prior to the execution of, this Agreement.

“Parent Equity Plan” shall mean the Parent 2018 Stock Option and Incentive Plan.

“Parent ERISA Affiliate” shall mean any Person with which the Parent is or would be at any relevant time considered a single employer under Section 414(b), (c), (m), or (o) of the Code.

“Parent Financial Statements” shall have the meaning set forth in Section 3.7(c) of this Agreement.

“Parent Knowledge Individuals” shall mean the following Persons: Howard Jonas, William Conkling, David Polinsky and John Goldberg.

“Parent Material Adverse Effect” shall mean any occurrence, change, event, circumstance or effect that, individually or in the aggregate with any other occurrences, changes, events, circumstances and/or effects, (i) has had or would reasonably be expected to have a material adverse effect on the liabilities, financial condition, existing business or assets of Parent and its Subsidiaries, taken as a whole, or (ii) that would prevent Parent from consummating the Merger in accordance with the terms hereof; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there exists or has occurred or would reasonably be expected to exist or occur, a Parent Material Adverse Effect under clause (i) above: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a materially disproportionate effect on Parent or any of its Subsidiaries as compared to any companies in Parent’s or its Subsidiaries’ industry; (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which Parent and its Subsidiaries operate or compete, except to the extent such adverse effect has a materially disproportionate effect on Parent and its Subsidiaries as compared to companies in such industry or industry sector; (c) any adverse effect resulting from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof, except to the extent such adverse effect has a materially disproportionate effect on Parent as compared to companies in Parent’s or its Subsidiaries’ industry; (d) any act of terrorism, war or other armed hostilities, any regional, national or international calamity or natural disaster, any pandemic, epidemic or disease outbreak, except to the extent such events have a material disproportionate effect on Parent or any of its Subsidiaries as compared to companies in Parent’s or its Subsidiaries’ industry; (e) any failures, in and of themselves, by Parent to meet any projections, budgets, forecasts or estimates of financial performance or results of operations (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded

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from this definition of “Parent Material Adverse Effect” may be taken into account); or (f) the execution, delivery, announcement or pendency of this Agreement or the consummation of the Contemplated Transactions, including departures of employees or changes in commercial or business relationships, including customers, suppliers and distributors arising therefrom.

“Parent Officers Certificate” shall have the meaning set forth in Section 8.5 of this Agreement. ~~\~~

“Parent Permits” shall have the meaning set forth in Section 3.9(b) of this Agreement.

“Parent Plans” shall mean “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), all severance, employment, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, fringe benefit, vacation or paid time off, equity or equity-based or other benefit or compensation plan, policy, program, agreement, Contract or arrangement that is sponsored, maintained, contributed to or required to be contributed to by the Parent or any Parent ERISA Affiliate for the benefit of any Parent Service Provider or any spouse, dependent or beneficiary of any such individual, including as a participating employer in any plan, policy, program, agreement, Contract or arrangement sponsored or maintained by a professional employer organization, or under or with respect to which the Parent or any Parent ERISA Affiliate has or would reasonably be expected to have any liability or obligation (whether current or contingent) with respect to any Parent Service Provider or any spouse, dependent or beneficiary of any such individual, except such definition shall not include any Parent Service Provider Agreement.

“Parent Preferred Stock” shall mean the Preferred Stock, $0.01 par value per share, of Parent.

“Parent Prepared Return” shall have the meaning set forth in Section 5.6(b) of this Agreement.

“Parent Public Warrants” shall have the meaning set forth in Section 5.13 of this Agreement.

“Parent SEC Reports” shall have the meaning set forth in Section 3.7(a) of this Agreement.

“Parent Service Provider” shall mean any current or former employee, consultant, director or individual service provider of the Parent or any other Parent ERISA Affiliate.

“Parent Investment Companies Service Provider” shall mean any current or former employee, consultant, director or individual service provider of a Parent Investment Company or any other Parent Investment Company ERISA Affiliate.

“Parent Service Provider Agreement” shall mean each management, employment, severance, consulting, advisory, relocation, repatriation, expatriation, or other similar agreement or Contract between the Parent or any other Parent ERISA Affiliate and any Parent Service Provider under or with respect to which the Parent or any Parent ERISA Affiliate has or would reasonably be expected to have any liability or obligation (whether current or contingent) with respect to such Parent Service Provider or any spouse, dependent or beneficiary of any such individual.

“Party” or “Parties” mean Parent, Merger Subs and/or the Company.

“Patents” shall mean all patents and patent applications (including provisional applications) and patent disclosures, and including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing.

“Permits” shall have the meaning set forth in Section 2.12(b) of this Agreement.

“Permitted Liens” shall mean: (a) Liens for current Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the face of the Balance Sheet in accordance with GAAP, (b) Liens securing Debt that is reflected on the Balance Sheet; (c) statutory or common Liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law or governmental regulations; (e) statutory or common Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Liens; (f) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar Liens affecting real property not interfering in any material respect with the ordinary conduct of

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the business of the Company; (g) Liens in favor of customs and revenue authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods; (h) Liens arising solely by virtue of any statutory or common provision relating to banker’s Liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; (i) Liens in favor of other financial institutions arising in connection with the Company’s deposit accounts or securities accounts held at such institutions to secure customary fees, charges, and the like; (j) Liens or encumbrances imposed on the underlying fee interest in real property subject to a Real Property Lease; or (k) restrictions associated with (1) Third Party rights and licenses set forth in Intellectual Property Contracts listed in Part 2.8(m) of the Company Disclosure Schedule or in Non-Scheduled Inbound Contracts or (2) non-exclusive rights granted under Intellectual Property by the Company pursuant to Company Intellectual Property Agreements or Non-Scheduled Outbound Contracts.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Pre-Closing Period” shall have the meaning set forth in Section 4.1 of this Agreement.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date, and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

“Pre-Closing Taxes” shall mean (i) all Taxes of or with respect to the Company for Pre-Closing Tax Periods, including employer-portion payroll and employment Taxes with respect to compensation accruing in any Pre-Closing Tax Period, regardless of when such Taxes are required to be paid (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor thereto) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law or regulation, (iii) all Taxes of any Person imposed on the Company as a transferee or successor, by Contract (except for Contracts entered into in the Ordinary Course of Business, the principal purpose of which was not Taxes) or by operation of Law, or otherwise, which Taxes relate to an event or transaction occurring before the Closing, (iv) any Transaction Payroll Taxes, (v) any Transfer Taxes borne by the Company Stockholders pursuant to Section 5.5(e), and (vi) any Taxes imposed on income includible by the Subsidiaries of the Company pursuant to Sections 951, 951A or 965 of the Code arising out of, resulting from or attributable to income earned by any “controlled foreign corporation” (as such term is defined in Section 957 of the Code) in any Pre-Closing Tax Period. For the avoidance of doubt, for purposes of allocating Taxes imposed under Section 951A of the Code, the “qualified business asset investment” (as such term is used in Section 951A(d) of the Code) in respect of the Pre-Closing Tax Period shall equal the product of (i) the applicable Subsidiary’s “qualified business asset investment” (as defined in Section 951A(d)(1) of the Code) for the taxable year of such Subsidiary that includes the Closing Date (determined as though such taxable year ended on the Closing Date), and (ii) a fraction, the numerator of which is the number of days in the portion of such taxable year ending on the Closing Date and the denominator of which is the total number of days in such taxable year.

“Privacy Laws” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Process” or “Processing” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Product Candidates” shall have the meaning set forth in Section 2.27(c) of this Agreement.

“Registration Statement” shall have the meaning set forth in Section 5.9(b) of this Agreement.

“Representatives” of a Person mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives of such Person.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.21 of this Agreement.

“Required Parent Stockholder Vote” shall have the meaning set forth in Section 3.23 of this Agreement.

“Rollover Option” shall have the meaning set forth in Section 1.6(b) of this Agreement.

“Second Certificate of Merger” shall have the meaning set forth in Section 1.3 of this Agreement.

“Second Effective Time” shall have the meaning set forth in Section 1.3 of this Agreement.

Annex A-1-73

“Second Merger” shall have the meaning set forth in the recitals of this Agreement.

“Second Merger Sub” shall have the meaning set forth in the preamble of this Agreement.

“Securities Act” shall mean Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securityholders” shall mean the holders of Company Capital Stock, Company Options, Company Warrants, or other securities convertible into Company Capital Stock.

“Shares” shall have the meaning set forth in Section 1.5(a) of this Agreement.

“Shrink-Wrap Software” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“SOX” shall have the meaning set forth in Section 2.4(a) of this Agreement.

“Specified Representations of Company” shall mean the representations and warranties set forth in Sections 2.3(a), (b) and (d) (Capitalization, Etc.) Section 2.14 (Tax Matters), Section 2.20 (Authority; Binding Nature of Agreement) and Section 2.24 (Brokers, Finders).

“Specified Representations of Parent” shall mean the representations and warranties set forth in Sections 3.2(a), (b), (f) ad (g) (Capitalization, Etc.), Section 3.3 (Authority; Binding Nature of Agreement) and Section 3.13 (Brokers, Finders).

“Statement of Merger” shall have the meaning set forth in Section 1.3 of this Agreement.

“Subsidiary” of any Person means (a) a corporation more than 50% of the combined voting power of the outstanding voting securities of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal that the Company Board (or committee thereof) determines, in its good faith judgment after consultation with its outside legal counsel and its financial advisor, (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the identity and financial wherewithal of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board (or a committee thereof) deems relevant, and (b) if consummated, would be more favorable to the Company’s stockholders (solely in their capacities as such) from a financial point of view than the Contemplated Transactions (after considering such factors as the Company Board considers in good faith to be appropriate, including type of consideration, conditionality, the expected timing to closing and likelihood of consummation of such proposal) and after taking into account any revisions to this Agreement and the Contemplated Transactions made or proposed by Parent prior to the time of such determination; provided that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” and “eighty percent (80%)” in the definition of Acquisition Proposal shall each be deemed to be references to “thirty percent (30%)”.

“Support Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Surviving Entity” shall have the meaning set forth in Section 1.1 of this Agreement.

“Tail D&O Policy” shall have the meaning set forth in Section 5.5(b) of this Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations, including NRS 78.378-78.3793, inclusive, and NRS 78.411-78.444, inclusive.

Annex A-1-74

“Tax” or “Taxes” shall mean all (i) United States federal, state or local or non-United States income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, real property, personal property, excise, severance, windfall profits, escheat, unclaimed property, stamp, stamp duty reserve, license, payroll, withholding, backup withholding, ad valorem, value added, alternative or add-on minimum, environmental (including taxes under Code Section 59A), customs, duties, social security (or similar), unemployment, disability, registration and other taxes of any kind whatsoever (including governmental charges in the nature of a tax), whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any affiliated, consolidated, combined, unitary or other group or being or having been included or required to be included in any tax return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a transferee or successor, by Contract (except for Contracts entered into in the Ordinary Course of Business, the principal purpose of which was not Taxes) or operation of Law, or otherwise.

“Tax Claim” shall have the meaning set forth in Section 5.6(c) of this Agreement.

“Tax Returns” shall mean any return, declaration, notice, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes (including any amendments thereof), or maintained by any Person, or required to be maintained by any Person, in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Technology” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Third Party” shall mean, with respect to any party, any Person other than such party or an Affiliate of such party.

“Total Net Cash Amount” shall mean (a) the sum of the total of (i) cash, cash equivalents and marketable securities of Parent as of the Closing Date; and (ii) Included Assets, minus (b) the amount of Parent’s current liabilities (on an unconsolidated basis), including, without limitation, accounts payable and accrued expenses, as the of end of the last month immediately prior to the Closing Date, updated for material changes to such amounts following such date until the Closing Date, and determined in a manner consistent with the manner such liabilities were historically reflected in the Parent Financial Statements.

“Total Loan Amount” means the outstanding principal amount of all amounts loaned by the Parent to the Company between June 11, 2014 and the Closing, including, without limitation, those amounts represented by the Promissory Notes issued by the Company to Parent, dated June 11, 2024 and July 16, 2024 (the “Pre-Closing Debt Funding”) and the date hereof, plus the accrued and unpaid interest thereon as of the date of the Closing.

“Trade Secrets” shall have the meaning set forth in Section 2.8(a) of this Agreement.

“Transaction Payroll Taxes” shall mean the employer portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, option exercises or other compensatory payments in connection with the Contemplated Transactions to the extent the foregoing are paid on or about or prior to the Closing Date.

“Transfer Tax” shall have the meaning set forth in Section 5.7(d) of this Agreement.

“Voting Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Withholding Agent” shall have the meaning set forth in Section 1.9(i) of this Agreement.

Annex A-1-75

SCHEDULE 5

EXAMPLE OF EXCHANGE RATIO CALCULATION

Annex A-1-76

Annex A-2

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of December 18, 2024, is entered into by and among, RAFAEL HOLDINGS, INC., a Delaware corporation (“Parent”), TANDEM THERAPEUTICS, INC., a Nevada corporation and a wholly-owned subsidiary of Parent (“First Merger Sub”), TANDEM THERAPEUTICS, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent (“Second Merger Sub”), and CYCLO THERAPEUTICS, INC., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, Parent, First Merger Sub, Second Merger Sub and the Company are parties to an Agreement and Plan of Merger, dated as of August 21, 2024 (the “Merger Agreement”);

WHEREAS, the Merger Agreement provides that it may terminate or be terminated in certain circumstances including in the event the SEC has not declared the Form S-4 effective under the Securities Act by December 31, 2024; and

WHEREAS, the parties have agreed to extend the End Date of the Merger Agreement from December 31, 2024 to February 15, 2025 as set forth below.

Capitalized terms used but not defined in this Amendment have the meanings set forth in the Merger Agreement.

NOW, THEREFORE, for and in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1.          Amendment.    The Merger Agreement shall be amended to revise the definition of “End Date” therein to read as follows: “End Date” shall mean February 15, 2025.”

2.          Continuing Effectiveness of the Merger Agreement.    Except to the extent amended hereby, the Merger Agreement and all terms, conditions and provisions thereof shall continue in full force and effect in all respects.

3.          Counterparts.    This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one and the same instrument.

4.          Miscellaneous.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws principles.

Annex A-2-1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

COMPANY:	CYCLO THERAPEUTICS, INC.
	By:	/s/ N. Scott Fine
Name: N. Scott Fine
Title: Chief Executive Officer
PARENT:	RAFAEL HOLDINGS, INC.
	By:	/s/ William Conkling
Name: William Conkling
Title: Chief Executive Officer
FIRST MERGER SUB:	TANDEM THERAPEUTICS, INC.
	By:	/s/ David Polinsky
Name: David Polinsky
Title: President
SECOND MERGER SUB:	TANDEM THERAPEUTICS, LLC
	By:	/s/ David Polinsky
Name: David Polinsky
Title: Authorized Person

[Signature Page to Amendment to Agreement and Plan of Merger]

Annex A-2-2

Annex A-3

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of February 4, 2025, is entered into by and among, RAFAEL HOLDINGS, INC., a Delaware corporation (“Parent”), TANDEM THERAPEUTICS, INC., a Nevada corporation and a wholly-owned subsidiary of Parent (“First Merger Sub”), TANDEM THERAPEUTICS, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent (“Second Merger Sub”), and CYCLO THERAPEUTICS, INC., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, Parent, First Merger Sub, Second Merger Sub and the Company are parties to an Agreement and Plan of Merger, dated as of August 21, 2024, and an Amendment to Agreement and Plan of Merger, dated as of December 18, 2024 (as so amended, the “Merger Agreement”);

WHEREAS, the Merger Agreement provides that it may terminate or be terminated in certain circumstances including by either Parent or the Company if the Merger shall not have been consummated by the End Date; and

WHEREAS, the parties have agreed to extend the End Date of the Merger Agreement from February 15, 2025 to March 31, 2025 as set forth below.

Capitalized terms used but not defined in this Amendment have the meanings set forth in the Merger Agreement.

NOW, THEREFORE, for and in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1.          Amendment.    The Merger Agreement shall be amended to revise the definition of “End Date” therein to read as follows: “End Date” shall mean March 31, 2025.”

2.          Continuing Effectiveness of the Merger Agreement.    Except to the extent amended hereby, the Merger Agreement and all terms, conditions and provisions thereof shall continue in full force and effect in all respects.

3.          Counterparts.    This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one and the same instrument.

4.          Miscellaneous.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws principles.

Annex A-3-1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

COMPANY:	CYCLO THERAPEUTICS, INC.
	By:	/s/ N. Scott Fine
Name: N. Scott Fine
Title: Chief Executive Officer
PARENT:	RAFAEL HOLDINGS, INC.
	By:	/s/ William Conkling
Name: William Conkling
Title: Chief Executive Officer
FIRST MERGER SUB:	TANDEM THERAPEUTICS, INC.
	By:	/s/ David Polinsky
Name: David Polinsky
Title: President
SECOND MERGER SUB:	TANDEM THERAPEUTICS, LLC
	By:	/s/ David Polinsky
Name: David Polinsky
Title: Authorized Person

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

Annex A-3-2

Annex B

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of August 22, 2024 by and among RAFAEL HOLDINGS, INC., a Delaware corporation (the “Parent”) and CYCLO THERAPEUTICS, INC., a Nevada corporation (the “Company”), and the undersigned (the “Holder”). The Parent the Company and the Holder are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Parent, Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of the Parent (“First Merger Sub”); Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of the Parent (“Second Merger Sub”, and together with First Merger Sub, “Merger Subs”); and the Company, entered into that certain Agreement and Plan of Merger on August 21, 2024 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, the parties thereto will consummate a series of transactions, including (i) the issuance of shares of the Parent’s Class B Common Stock, par value $0.01 per share, the holders of which are entitled to one-tenth of a vote per share (“Parent Class B Common Stock”), and (ii) the exchange of Company Options for options to purchase shares of Parent Class B Common Stock (such replacement options, the “Parent Options”).

WHEREAS, following completion of the transactions contemplated by the Merger Agreement, the Holder will hold Parent Options and/or Parent Class B Common Stock.

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by the Holder thereunder, the Parent, the Company and the Holder desire to enter into this Agreement, pursuant to which the Parent Class B Common Stock to be received by the Holder pursuant to the Merger Agreement, the Parent Class B Common Stock issued upon the exercise of Parent Options and the Parent Class B Common Stock held by the Holder or its Affiliates as of the date hereof (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Lock-Up Provisions.

(a) The Holder hereby agrees not to Transfer any Parent Class B Common Stock (including Parent Class B Common Stock issued or issuable upon the exercise of the Parent Options), during the period commencing from First Effective Time and ending on the earlier of (a) six (6) months after the First Effective Time or (b) the date on which the Parent completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Parent’s stockholders having the right to exchange their Parent Class B Common Stock for cash, securities or other property (the “Lock-Up Period”). Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Parent shall apply pro rata to all stockholders of the Parent (including the former stockholders of the Company) that are subject to such agreements, based on the number of shares subject to such agreements.

(b) Notwithstanding the provisions set forth in Section 1(a), Transfers of Parent Class B Common Stock constituting Restricted Securities that are held by the Holder are permitted (a) to any affiliates of the Holder or the stockholders, members, partners or other equity holders of such affiliates, in the case of an entity; (b) in the case of an individual, transfers by gift to such Holder’s spouse (including, without limitation, any domestic partner or partner by same sex marriage or civil union), to any member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, transfers pursuant to a qualified domestic relations order; (e) to the Parent or any of its Affiliates or upon exercise of the Parent’s or its Affiliates’ right to repurchase or reacquire any Parent capital stock, including without limitation pursuant to the equity incentive plans, “early exercise” documents or other arrangements of the Parent or its Affiliates; and (f) pursuant to a bona fide third-party tender offer for all outstanding shares of the Parent, merger, consolidation or other similar transaction made to all holders of the Parent’s securities involving a

Annex B-1

Change of Control of the Parent (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the Holder may agree to transfer, sell, tender or otherwise dispose of Restricted Securities or other such securities in connection with such transaction, or vote any Restricted Securities or other such securities in favor of any such transaction) (provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Restricted Securities held by the Holder shall remain subject to the provisions of this Agreement); provided, however, that any of these permitted transferees (other than a permitted transferee under clauses (e) and (f)) must enter into a written agreement agreeing to be bound by the restrictions herein. For the avoidance of doubt the restrictions set forth herein shall not apply to the exercise of any Parent Options. For purposes of this Agreement, “Change of Control” shall mean the Transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Parent’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Parent (or the surviving entity).

(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and the Parent and the Company shall refuse to recognize any such transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, the Parent and the Company may impose stop-transfer instructions with respect to the Restricted Securities of the Holder (and any permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF AUGUST 21, 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, the Holder shall retain all of its rights as a stockholder of the Parent with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities.

(f) For the purposes of this Section 1, “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the US Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

2. Miscellaneous.

(a) Effective Date. Section 1 of this Agreement shall become effective upon the First Effective Time, subject to the consummation of the transactions contemplated by the Merger Agreement on and before the First Effective Time.

(b) Termination of the Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the First Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

Annex B-2

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Specified Courts”). Each Party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 2(h). Nothing in this Section 2(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(f).

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”.

(h) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission, or (c) one (1) Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other Parties hereto):

Annex B-3

If to Parent or Merger Sub I or Merger Sub II, to: Rafael Holdings, Inc. 520 Broad Street Newark, NJ 07102 Attention: Chief Financial Officer E-mail: david.polinsky@rafaelholdings.com	With copies to (which shall not constitute notice): Schwell Wimpfheimer & Associates 37 West 39th Street, Suite 505 New York, NY 10018 Attention: Dov Schwell E-mail: dov.schwell@swalegal.com
If to the Company (prior to the Closing), to: Cyclo Therapeutics, Inc. 6714 NW 16th Street, Suite B Gainesville, FL 32653 Attention: Chief Executive Officer Email: n.scott.fine@cyclodex.com	With copies to (which shall not constitute notice): Fox Rothschild LLP 101 Park Avenue, 17th Floor New York, NY 10178 Attention: Alison Newman E-mail: anewman@foxrothschild.com
If to the Holder, to: the address set forth under the Holder’s name on the signature page hereto.

(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Parent, the Company and the Holder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. The Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by the Holder, money damages will be inadequate and the Parent and the Company will have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Parent and the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by the Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Merger Agreement or any of the other Ancillary Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or the Parent or any of the obligations of the Holder under any other agreement between the Holder and the Company or the Parent or any certificate or instrument executed by the Holder in favor of the Company or the Parent, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or the Parent or any of the obligations of the Holder under this Agreement.

Annex B-4

(m) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile.  This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex B-5

CONFIDENTIAL DRAFT

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

THE COMPANY:
CYCLO THERAPEUTICS, INC.
By:
Name:
Title:
THE PARENT:
RAFAEL HOLDINGS, INC.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex B-6

CONFIDENTIAL

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:

Print Name: ________________________________

Signature:_________________________________

Address for Notice:

Address:

________________________________

________________________________

Telephone No.: ________________________________

Email: ________________________________

[Signature Page to Lock-Up Agreement]

Annex B-7

Annex C

FORM OF SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of August 21, 2024, is made and entered into by and among Howard Jonas, and individual (“Holder”), Rafael Holdings, Inc., a Delaware corporation (“Rafael”) and Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Rafael, Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Rafael (“First Merger Sub”); Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Rafael (“Second Merger Sub”, and together with First Merger Sub, “Merger Subs”); and Cyclo entered into that certain Agreement and Plan of Merger on August 21, 2024 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), providing for, among other things, the merger of First Merger Sub with and into Cyclo (the “Merger”), with Cyclo surviving the Merger and becoming a direct, wholly owned subsidiary of Rafael, followed by the merger of Cyclo with and into Second Merger Sub (the “Subsequent Merger”), with Second Merger Sub surviving the Subsequent Merger as a direct, wholly owned subsidiary of Rafael, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, in connection with the Merger Agreement and the consummation of the transactions contemplated thereby, Cyclo and Rafael have requested that Holder, and Holder has agreed to, enter into this Agreement.

WHEREAS, it is a condition precedent to the obligations of Cyclo to consummate the Merger that it shall have received this Agreement executed by the Holder which shall be in full force and effect.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, agreements, terms and conditions contained herein, the parties hereto do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; RELEASE; WAIVER

1.1 Voting Agreement.

(a) Holder hereby agrees, from and after the date hereof and until the earlier of the First Effective Time and the Termination Date (as defined below), at any meeting of the stockholders of Rafael, however called, and at any adjournment or postponement thereof, called with respect to any of the matters described in the following clause (ii): (i) to appear at each such meeting in person or by proxy or otherwise cause the Rafael Capital Stock over which Holder exercises voting control and is entitled to vote on the relevant matters (the “Owned Rafael Securities”) to be counted as present thereat for purposes of establishing a quorum; and (ii) to vote in person or by proxy or otherwise cause the Owned Rafael Securities to be voted (A) to approve the issuance of the Parent Class B Common Stock to the stockholders of Cyclo as contemplated by the Merger Agreement, as and when submitted for the consideration and vote of the stockholders of Rafael (not including any amendment or supplement), (B) against any action that would reasonably be expected to result in any of the conditions set forth in Section 6, Section 7 or Section 8 of the Merger Agreement not being satisfied, and (C) against any other action that is intended or reasonably expected to materially impair, prevent or delay the Merger.

(b) Nothing in this Agreement, including Section 1.1(a), shall limit or restrict Holder from acting in his capacity as a director or officer of Rafael and exercising his fiduciary duties and responsibilities in such capacity, it being understood that this Agreement shall apply to Holder solely in Holder’s capacity as a stockholder of Rafael or holder of the right to vote Owned Rafael Securities and shall not apply to Holder’s actions, judgments or decisions as a director of Rafael.

(c) Holder hereby covenants and agrees that, except for this Agreement, he (i) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Owned Rafael Securities, (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Owned Rafael Securities, with any such proxy, consent or power of attorney purported to be granted by Holder being void from the outset, and (iii) has not

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entered into any agreement or taken any action (and shall not enter into any agreement or take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of his material obligations under this Agreement.

(d) Except as set forth in Section 1.1(a), Holder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the holders of Rafael Capital Stock. Without limiting the generality of the foregoing, nothing in this Agreement shall preclude Holder from exercising full power and authority to vote in Holder’s sole discretion for or against any proposal submitted to a vote of the holders of Rafael Capital Stock to approve any payment that would, in the absence of such approval, constitute a parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF HOLDER

Holder hereby represents and warrants to Rafael and Cyclo that the following representations and warranties are true and accurate on the date hereof and as of the Closing Date as if made as of the Closing Date:

2.1 Authorization; Enforceability. Holder has full power and capacity to execute and deliver this Agreement and to perform his obligations hereunder This Agreement has been duly executed and delivered by Holder and, assuming the due authorization, execution and delivery by Rafael and Cyclo, constitutes the valid and legally binding obligation of Rafael and Cyclo, enforceable in accordance with its terms and conditions, subject to Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief and other equitable remedies.

2.2 Non-Contravention.

(a) Neither the execution and delivery of this Agreement nor the performance of Holder’s obligations hereunder, will (i) violate any Laws to which Holder is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel or require any notice or consent under, or result in the imposition of any Lien (other than Permitted Liens) upon any of the assets of Holder under, any agreement, contract, lease, license, instrument or other arrangement to which Holder is a party or by which Holder is bound or to which any of Holder’s assets is subject, except in each case of clause (i) or (iii) where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice or obtain consent or Lien would not adversely affect or delay Holder’s performance under this Agreement.

2.3 Litigation. There are no Legal Proceedings pending against, or, to the knowledge of Holder, threatened against, Holder that would adversely affect or delay Holder’s performance under this Agreement.

2.4 Ownership of Owned Rafael Securities. Holder has the right to exercise voting power over the Owned Rafael Securities set forth on Exhibit A.

ARTICLE III

MISCELLANEOUS

3.1 Governing Law.

(a) This Agreement and any Legal Proceeding of any kind or nature (whether at law or in equity, based upon contract, tort or otherwise) that is in any way related to this Agreement (including the interpretation, construction, validity and enforcement of this Agreement, or the negotiation, execution or performance of any of the obligations hereunder (including any Legal Proceeding based upon, arising out of, or related to any representation or warranty expressly made in this Agreement)) shall be governed by and construed in accordance with the domestic Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware and without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdictions. In furtherance of the foregoing, the laws of the State of Delaware will control even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

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(b) The parties hereto submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or if the District Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom) in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith and by this Agreement waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith that they are not subject to such jurisdiction or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts, that the action is brought in an inconvenient forum, or that the venue of the action is improper.

(c) Each party hereto agrees that service in person or by certified or by nationally recognized overnight courier to his or its address set forth in Section 3.7 shall constitute valid in personam service upon such party and his or its successors and assigns in any arbitration proceeding commenced pursuant to this Section 3.1. Each party hereto hereby acknowledges that this is a commercial transaction, that the foregoing provisions for consent to arbitration, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by each party hereto and that by agreeing to such provisions each party hereto is waiving important legal rights.

3.2 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of his or its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

3.3 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law by which this Agreement is governed, such invalidity, illegality or unenforceability shall not affect any other provision; provided, that such provision shall be construed to give effect to the parties’ intent regarding such provision to the maximum extent permitted by applicable Law.

3.4 Specific Performance. Holder agrees that irreparable damage would occur in the event any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Rafael or Cyclo, on the one hand, and Holder, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the parties hereto may be entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto hereby waives: (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate’ and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

3.5 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Holder, Rafael and Cyclo. No waiver by any party hereto of any provision of this Agreement or any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the party hereto making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

3.6 Expenses. Each party hereto will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement.

3.7 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given: (a) when delivered personally to the recipient; (b) one (1) Business Day after being sent to the recipient on a priority basis by reputable

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overnight courier service (charges prepaid); or (c) if sent by electronic mail, when received if received before 5:00 p.m. local time of the recipient on a Business Day, and otherwise on the next following Business Day, in each case addressed to the intended recipient as set forth below:

(a) If to Rafael to:

Rafael Holdings, Inc.
520 Broad Street
Newark, NJ 07102
Attention: Chief Financial Officer
E-mail: david.polinsky@rafaelholdings.com

with a copy (which shall not constitute notice) to:

Schwell Wimpfheimer & Associates
37 West 39th Street, Suite 505
New York, NY 10018
E-mail: dov.schwell@swalegal.com

(b) If to Cyclo (prior to Closing) to:

Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, FL 32653
Attention: Chief Executive Officer
Email: n.scott.fine@cyclodex.com

with a copy (which shall not constitute notice) to:

Fox Rothschild LLP
101 Park Avenue, 17th Floor
New York, NY 10178
Attention: ‘Alison Newman
E-mail: anewman@foxrothschild.com

(c) If to Holder:

Howard Jonas
c/o Rafael Holdings, Inc.
520 Broad Street
Newark, NJ 07102
E-mail: howardjonaspersonal@gmail.com

Any party hereto may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner set forth in this Section 3.7.

3.8 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.8.

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3.9 Interpretation; Rules of Construction. Unless otherwise expressly provided or unless the context requires otherwise: (a) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement; (b) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations; (c) words using the singular or plural number also shall include the plural or singular number, respectively; (d) references to “hereof,” “herein,” “hereby” and similar terms shall refer to this entire Agreement (including the Schedules and Exhibits hereto); (e) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Body, Persons succeeding to the relevant functions of such Person); (f) the term “including” shall be deemed to mean “including, without limitation”; (g) words of any gender shall include each other gender; (h) whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless such reference is specifically to “Business Days”; and (i) the term “or” has the inclusive meaning represented by the phrase “and/or.” The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. When calculating the period before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. This Agreement is the product of negotiations among the parties hereto, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each party hereto.

3.10 Entire Agreement. This Agreement, the Merger Agreement and the other documents referred to herein: (a) constitute the entire agreement among the parties hereto and supersede any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof; and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than Holder, Rafael and Cyclo any rights or remedies hereunder. If the provisions of this Agreement conflict in any way with the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

3.11 Counterparts. This Agreement may be executed (a) in one or more partially or fully executed counterparts, each of which will be deemed an original and will bind the signatory, but all of which together will constitute the same instrument, and (b) by electronic means, PDF or facsimile.

3.12 Termination. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms (the “Termination Date”); provided, that - (i) the provisions set forth in Sections 3.1 to 3.3 and Sections 3.5 to Section 3.13 shall survive the termination of this Agreement and (ii) the termination of this Agreement will not relieve any party hereto from liability arising in respect of any breach prior to such termination.

3.13 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliate.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written:

HOLDER:

Howard Jonas
RAFAEL:
RAFAEL HOLDINGS, INC.
By:
Name:
Title:
CYCLO:
CYCLO THERAPEUTICS, INC.
By:
Name:
Title:

[Signature Page to Support Agreement]

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Annex D

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT, dated as of August 22, 2024 (this “Agreement”), is between Rafael Holdings, Inc., a Delaware corporation (“Rafael”), and the undersigned (the “Stockholder”).

WHEREAS, concurrently with the execution of this Agreement, Rafael, Cyclo Therapeutics, Inc., a Nevada corporation (the “Company”), Tandem Therapeutics, Inc., a Nevada corporation and a direct, wholly owned subsidiary of Rafael (“First Merger Sub”), and Tandem Therapeutics, LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of Rafael (“Second Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of First Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct, wholly owned subsidiary of Rafael, followed by the merger of the Company with and into the Second Merger Sub (the “Subsequent Merger”), with Second Merger Sub surviving the Subsequent Merger as a direct, wholly owned subsidiary of Rafael, in each case on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder is the record and/or beneficial owner of the number of shares of Common Stock, par value $0.00001 per share of the Company (“Company Common Stock”) set forth on Schedule A (such shares of Company Common Stock, together with any other shares of capital stock of Company acquired by the Stockholder after the date hereof and during the term of this Agreement, being collectively referred to as the “Subject Shares” of the Stockholder); and

WHEREAS, in accordance with applicable Law and the Company’s Articles of Incorporation, as amended, and Bylaws, the Board of Directors of the Company has resolved to seek the required approval of the Company’s Stockholders (the “Company Stockholder Approval”) for the Merger and the adoption of the Merger Agreement.

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Rafael has requested that the Stockholder enter into this Agreement, and the Stockholder desires to enter into this Agreement to induce Rafael to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

Interpretation

SECTION 1.01. Interpretation. When a reference is made in this Agreement to an Article, Section, recital, preamble or Schedule, such reference shall be to an Article, Section, recital, preamble or Schedule of this Agreement unless otherwise indicated. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Unless the express context otherwise requires: (i) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (ii) the words “hereto,” “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) any pronoun used in this Agreement shall include the corresponding masculine, feminine and neutral forms; (v) the term “or” is not exclusive and has the meaning represented by the phrase “and/or”; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if” and (vii) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. As used in this Agreement, a Stockholder’s undertaking to use “reasonable best efforts” to cause any trust to take any action or to

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refrain from taking any action shall specifically mean recommending such course of action to the trustee(s) of such trust as being in the best interest of the trust and its beneficiaries, recognizing that whether or not a trustee determines to adopt such course of action remains a decision to be made by such trustee in the exercise of its fiduciary duties to the applicable trust.

ARTICLE II

Representations and Warranties of the Stockholder

The Stockholder represents and warrants to Rafael that:

SECTION 2.01. Organization. In the event that the Stockholder is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept).

SECTION 2.02. Ownership of Subject Shares. As of the date hereof, Stockholder is the sole record and/or beneficial owner of, and has good and valid title to, the Subject Shares listed on Schedule A, free and clear of all Liens, except for any Liens created by this Agreement. Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth on Schedule A. Stockholder has the sole right to vote its Subject Shares.

SECTION 2.03. Authority; Execution and Delivery; Enforceability. In the event that the Stockholder is an individual, the Stockholder has full power and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder, and, in the event the Stockholder is an individual and is married and the Subject Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of the Stockholder, this Agreement has been duly executed and delivered by the Stockholder’s spouse. In the event the Stockholder is an entity, the Stockholder has all requisite power and authority and has taken all action necessary to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Stockholder of this Agreement and the performance by the Stockholder of its obligations hereunder have been duly authorized by all necessary action, and no other proceedings on the part of the Stockholder (or the Stockholder’s governing body, members, stockholders, partners, trustees or similar Persons, as applicable) are necessary to authorize this Agreement or the performance by the Stockholder of its obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder, and, assuming due authorization, execution and delivery by Rafael, this Agreement constitutes the legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms.

SECTION 2.04. No Conflicts; Governmental Approvals.

(a) The execution, and delivery by the Stockholder of this Agreement do not, and the performance by the Stockholder of its obligations hereunder will not, constitute or result in (i) in the event that the Stockholder is an entity, a conflict with, a breach or violation of, or a default under, the certificate of incorporation and the bylaws, the limited liability company agreement, the partnership or trust agreement or comparable organizational documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of any Lien on any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except in the case of each of clauses (ii) and (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder.

(b) No approval by any Governmental Body is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance of this Agreement, other than compliance by the Stockholder with and filings under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended.

SECTION 2.05. Litigation. There is no Legal Proceeding pending or, to the knowledge of the Stockholder, any claim that has been asserted against or affecting the Stockholder with respect to a Legal Proceeding (and the Stockholder is not aware of any basis for any such Legal Proceeding or claim), nor is there any order outstanding

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against the Stockholder or to which any of its properties or assets is subject that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder.

ARTICLE III

Covenants of the Stockholders

SECTION 3.01. Agreement to Vote.

(a) From the period commencing with the execution and delivery of this Agreement and continuing until the termination of this Agreement pursuant to Section 4.11, the Stockholder agrees that:

(i) at any meeting of the stockholders of the Company called to seek the Required Company Stockholder Vote or in any other circumstances upon which a vote, consent or other approval of the Stockholder with respect to the Merger Agreement or any of the other transactions contemplated by the Merger Agreement is sought, the Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by the Company, its Subject Shares in favor of granting the Company Stockholder Approval, and any other actions presented to the stockholders of Company as necessary or desirable in connection with the Company Stockholder Approval and the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; and

(ii) at any meeting of the stockholders of the Company or in any other circumstances upon which a vote, consent or other approval of the Stockholder is sought, the Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by the Company, its Subject Shares against (A) any action, agreement or proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Merger Agreement, (B) any action, agreement or proposal involving the Company or any of its Subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement and (C) any amendment of the certificate of incorporation or bylaws of the Company or any other action, agreement or proposal involving the Company or any of its Subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of the capital stock of the Company.

(b) The Stockholder shall not commit or agree to take any action inconsistent with any provision of Section 3.01(a). Notwithstanding the foregoing, nothing in this Agreement shall require the Stockholder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Exchange Ratio or changes the form of the consideration payable to stockholders of the Company in the Merger; or (2) imposes any restrictions or additional conditions on the consummation of the Merger or the payment of the Merger Consideration to shareholders of the Company. For the avoidance of doubt, other than with respect to the matters described in Section 3.01(a), the Stockholder does not have any obligation to vote the Subject Shares in any particular manner and, with respect to such other matters, the Stockholder shall be entitled to vote the Subject Shares in its sole discretion.

SECTION 3.02. Irrevocable Proxy. The Stockholder hereby irrevocably grants to, and appoints, each officer of Rafael, and any other individual designated in writing by Rafael, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote its Subject Shares, or grant a consent or approval in respect of its Subject Shares, in a manner consistent with Section 3.01, and subject to the limitations described in Section 3.01(b), if and only if the Stockholder has not voted or caused to be voted such Subject Shares in a manner consistent with Section 3.01 at least five (5) Business Days prior to the applicable voting deadline. The Stockholder understands and acknowledges that Rafael is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3.02 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder

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under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 3.02 is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 78.355 of Nevada Corporate Law. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Stockholder, upon any termination of this Agreement pursuant to Section 4.11.

SECTION 3.03. Transfer and Other Restrictions. Except pursuant to this Agreement, the Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”), or enter into any contract, agreement, option or other arrangement or understanding with respect to the Transfer of, any of its Subject Shares to any person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of its Subject Shares, (iii) take any other action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder or (iv) commit or agree to take any of the foregoing actions; provided, however, that, notwithstanding the foregoing, nothing in this Agreement shall be deemed to prohibit the Stockholder from selling or disposing of Subject Shares to any Permitted Transferee (as defined below) so long as such Permitted Transferee executes a signature page to this Agreement and delivers the same to Rafael, pursuant to which such Permitted Transferee agrees to be the “Stockholder” pursuant to this Agreement with respect to such Subject Shares that are the subject of such Transfer. “Permitted Transferee” means (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of the Stockholder, (ii) any trust, the trustees of which include only the persons named in clause (i) and the beneficiaries of which include only the persons named in clause (i), (iii) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the persons named in clause (i), or (iv) any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. The Stockholder hereby authorizes and will instruct Rafael or its counsel to notify Rafael’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares of the Stockholder (and that this Agreement places limits on the voting and transfer of such Subject Shares), subject to the provisions hereof. Notwithstanding the foregoing, any such stop transfer order and notice will immediately be withdrawn and terminated upon any termination of this Agreement pursuant to Section 4.11.

SECTION 3.04. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Stockholder who is a director and/or officer of the Company from acting in such capacity or fulfilling the obligations of such office (including, for the avoidance of doubt, exercising his or her fiduciary duties), including by voting, in his or her capacity as a director and/or officer of the Company, in the Stockholder’s sole discretion on any matter as a director and/or officer (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a record and/or beneficial owner of the Subject Shares). In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the Stockholder’s capacity as a director and/or officer of the Company.

ARTICLE IV

General Provisions

SECTION 4.01. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing (including, for the avoidance of doubt, via email) and shall be addressed to a party at the following address for such party:

(a) if to Rafael, to:

Rafael Holdings, Inc.

520 Broad Street

Newark, NJ 07102

Attention: Chief Financial Officer

E-mail: david.polinsky@rafaelholdings.com

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with a copy (which shall not constitute notice) to:

Schwell Wimpfheimer & Associates

37 West 39th Street, Suite 505

New York, NY 10018

E-mail: dov.schwell@swalegal.com

(b) If to the Company (prior to Closing) to:

Cyclo Therapeutics, Inc.

6714 NW 16th Street, Suite B

Gainesville, FL 32653

Attention: N. Scott Fine

E-mail: n.scott.fine@cyclodex.com

with a copy (which shall not constitute notice) to:

Fox Rothschild LLP

101 Park Avenue, 17th Floor

New York, NY 10178

Attention: Alison Newman

E-mail: anewman@foxrothschild.com

(c) if to the Stockholder, to the address and email address set forth on the signature page hereto:

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 4.01.

SECTION 4.02. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 4.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SECTION 4.04. Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement to the extent referenced herein, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties hereto any rights or remedies.

SECTION 4.05. Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Nevada without regard to the conflicts of laws, rules or principles thereof (or any other jurisdiction) to the extent that such laws, rules or principles would direct a matter to another jurisdiction.

SECTION 4.06. Venue. The parties hereby irrevocably submit to the exclusive jurisdiction of the District Court of the State of Nevada, or, only if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Nevada, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement

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or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such Legal Proceeding or transactions shall be heard and determined in such a Nevada state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in Section 4.01 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 4.07. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 4.07, TO ENTER INTO THIS AGREEMENT, THE AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE.

SECTION 4.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 4.08 shall be null and void. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

SECTION 4.09. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that, in addition to any other available remedies the parties may have in equity or at law, each party shall, unless this Agreement has been terminated in accordance with its terms, be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts specified in Section 4.06, in each case without necessity of posting a bond or other form of security. In the event that any Legal Proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

SECTION 4.10. Amendment; Waiver. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto. The parties hereto may, to the extent permitted under applicable Law, waive compliance with any of the terms or conditions contained in this Agreement. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights.

SECTION 4.11. Termination. This Agreement, and all obligations of the parties hereunder shall automatically terminate, without further action by any party hereto, upon the earliest of (i) the First Effective Time, (ii) the date of termination of the Merger Agreement pursuant to Article 9 thereof, (iii) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of consideration payable to the stockholders of the Company, (iv) the End Date, (v) such date and time as the mutual written agreement of the Stockholder and Rafael is effective, and (vi) such date and time that the Company Stockholder Approval has been obtained. In the event of any such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Rafael or the Stockholder, other than (A) this Article IV, which provisions shall survive such termination, and (B) liability for any breach of this Agreement prior to such termination.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

RAFAEL HOLDINGS, INC.
By:
Name:
Title:
STOCKHOLDER:

[NAME]
OR
[NAME]
By:
Name:
Title:
Address for Notices:

[Signature Page to Voting Agreement]

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Schedule A

Name	Shares of Company Common Stock

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Annex E

OPINION

LETTERHEAD OF CASSEL SALPETER & CO., LLC

August 21, 2024

Cyclo Therapeutics, Inc.
6714 NW 16th Street Suite B
Gainesville, FL 32653
Attention:    The Special Committee of the Board of Directors

Members of the Special Committee of the Board of Directors:

We have been advised that Cyclo Therapeutics, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”), by and among the Company, Rafael Holdings, Inc. (“Parent”), Tandem Therapeutics, Inc., a wholly owned subsidiary of Parent (“First Merger Sub”), and Tandem Therapeutics, LLC, a wholly owned subsidiary of Parent (“Second Merger Sub”). We have been further advised that pursuant to the Agreement, among other things, First Merger Sub will merge with the Company (the “First Merger”) with the Company being the surviving entity of the First Merger and becoming a wholly-owned subsidiary of Parent and immediately following the First Merger, the Company will merge with Second Merger Sub (the “Second Merger” and together with the First Merger, the “Merger”) with Second Merger Sub being the surviving entity of the Second Merger with each outstanding share of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”) other than those owned by Parent and its affiliates (such holders other than Parent and its affiliates, the “Unaffiliated Stockholders”) will be converted into the right to receive (the “Exchange Ratio”) a number of validly issued, fully paid and nonassessable shares of Parent class B common stock, par value $0.01 per share (“Parent Class B Common Stock”), subject to adjustment in accordance with the Agreement (as to which adjustment we express no view or opinion). The shares of Parent Class B Common Stock to be issued upon conversion of the Company Common Stock are referred to as the “Merger Consideration”.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Committee as to whether, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Unaffiliated Stockholders. For purposes of our analyses and this Opinion, we have at your direction assumed that the Exchange Ratio will be 0.3179x. We note that, for purposes of our analysis and this Opinion, we did not rely upon a comparison of the financial and operating performance of Parent with that of companies with publicly traded equity securities that we deemed relevant, because we did not identify companies with publicly traded securities that we deemed sufficiently similar to Parent for such purposes. In addition, you have advised us that long-term forecasts reflecting Parent management’s best currently available estimates and judgments with respect to the future financial performance of Parent are not available. Accordingly, you have directed us to assume, for purposes of our analysis and this Opinion, that Parent’s recent trading prices of Parent Class B Common Stock and the estimated value of Parent Class B Common Stock utilized in the Exchange Ratio calculation based on the cash value of the Parent provide a reasonable basis on which to evaluate shares of Parent Class B Common Stock, Parent, and the Merger Consideration.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•        Reviewed a draft, dated August 20, 2024, of the Agreement.

•        Reviewed certain publicly available financial information and other data with respect to the Company and Parent that we deemed relevant.

•        Reviewed certain other information and data with respect to the Company made available to us by the Company, including financial projections with respect to the future financial performance of the Company for the years ending December 31, 2024, through December 31, 2036 prepared by management of the Company (the “Projections”) and other internal financial information furnished to us by or on behalf of the Company.

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•        Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed relevant.

•        Considered the publicly available financial terms of certain transactions that we deemed relevant.

•        Considered the Company’s adjusted net book value.

•        Reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company.

•        Discussed the business, operations, and prospects of the Company and Parent and the proposed Merger with the Company’s and Parent’s management and certain of the Company’s and Parent’s representatives.

•        Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, (i) the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Unaffiliated Stockholders. It does not address any other terms, aspects, or implications of the Merger or the Agreement including, without limitation, (i) any term or aspect of the Merger that is not susceptible to financial analyses, (ii) the fairness of the Merger, or all or any portion of the Exchange Ratio, to any other security holders of the Company, Parent or any other person or any creditors or other constituencies of the Company, Parent or any other person, (iii) the appropriate capital structure of the Company or Parent or whether the Company or Parent should be issuing debt or equity securities or a combination of both in the Merger, (iv) any capital raising or financing transaction contemplated by the Company or Parent, or (iv) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio in the Merger pursuant to the Agreement, or otherwise. We are not expressing any opinion as to what the value of shares of Parent’s Class B Common Stock actually will be when issued to the Unaffiliated Stockholders pursuant to the Merger or the prices at which shares of the Company’s Common Stock or Parent’s Class B Common Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Committee, the Board or the Company to engage in or consummate the Merger. The financial and other terms of the Merger were determined pursuant to negotiations between the parties to the Agreement and were not determined by or pursuant to any recommendation from us, and accordingly we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of alternatives to the Merger other than the limited market check referred to below. Consequently, we have assumed, based on our discussions with the senior management of the Company, that the terms of the Merger are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to the Merger, and no opinion is expressed whether any alternative transaction might produce consideration for the Company or the Unaffiliated Stockholders in an amount in excess of the Merger Consideration.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the management of the Company as to the Company’s existing and future technology, products, projects, and services (including, without limitation, the development, testing, marketing, and life of such technology, products, projects, and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analysis or this Opinion. We are not legal, tax, accounting, environmental, or regulatory advisors and, we do not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to the Company, Parent, the Merger, or otherwise. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals, that such advice is sound and reasonable and that the Company has acted or will act in accordance therewith.

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Management of the Company has advised us that (i) the entire amount of the principal and interest under the Amended and Restated Note Purchase Agreement with Parent, dated July 16, 2024, is due and payable on November 11, 2024, (ii) the Company does not have sufficient funds to repay such amount and maintain capital adequate for its ongoing operations, (iii) the Company will require substantial additional capital to operate on a standalone basis in accordance with the Company business plan underlying the Projections, and (iv) the Company has not been able to, and does not expect to be able to, access any sources of equity or debt financing on terms beneficial to the Company or the Unaffiliated Stockholders other than additional financing from Parent.

You have also advised us and we have assumed that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company and that such information provides a reasonable basis upon which to analyze and evaluate the Company and form an opinion. We express no view with respect to the Projections or the assumptions on which they are based. We have not evaluated the solvency or creditworthiness of the Company, Parent or any other party to the Merger, the fair value of the Company, Parent or any of their respective assets or liabilities, or whether the Company or Parent or any other party to the Merger is paying or receiving reasonably equivalent value in the Merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, Parent or any other party to the Merger to pay its obligations when they come due. We have not physically inspected the Company’s or Parent’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or Parent’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company and Parent have good title to their respective assets. Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Committee, the Board, the Company, or any other party.

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, Parent or the Merger. We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft we have reviewed and that the Merger will be consummated on the terms set forth in the Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. Without limitation to the foregoing, with your consent, we have further assumed that any adjustments to the Exchange Ratio in accordance with the Agreement or otherwise would not be material to our analysis or this Opinion. We have also assumed that the representations and warranties of the parties to the Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Agreement. We offer no opinion as to the contractual terms of the Agreement or the likelihood that the conditions to the consummation of the Merger set forth in the Agreement will be satisfied. We have further assumed that for U.S. federal tax income purposes the Merger shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Other than as expressly provided for in our engagement agreement with respect to a limited market check, we have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Merger, the securities, assets, businesses or operations of the Company, Parent or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Merger. Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Committee for the use and benefit of the members of the Committee in their capacities as such) in connection with the Committee’s evaluation of the Merger, and may not be used for any other purpose without our prior written consent. This Opinion is not intended to and does not constitute advice or a recommendation to any of the Unaffiliated Stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Merger or otherwise.

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We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Merger. We have also acted as financial advisor to the Committee in connection with the Merger, and received a fee for such services, no portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Unaffiliated Stockholders.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Delaware law authorizes corporations to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach or alleged breach of the directors’ “duty of care”. While the relevant statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on directors’ duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends and approval of any transaction from which a director derives an improper personal benefit.

Rafael has adopted provisions in its Amended and Restated Certificate of Incorporation, as amended, which eliminate the personal liability of its directors to Rafael and its stockholders for monetary damages for breach or alleged breach of their duty of care. The bylaws of Rafael provide for indemnification of its directors, officers, employees and agents to the fullest extent permitted by the General Corporation Law of the State of Delaware, Rafael’s state of incorporation, including those circumstances in which indemnification would otherwise be discretionary under Delaware Law. Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any action, suit, or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, or an action brought by or on behalf of the corporation, indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Rafael may enter into indemnification agreements with certain of its executive officers and directors, indemnifying them against certain potential liabilities that may arise as a result of their service to Rafael, and providing certain other protections. Rafael also maintains insurance policies which insure the officers and directors against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Rafael pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements.

(a)     A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)    All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•        To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

•        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

•        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5)      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)    The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description
2.1†

Agreement and Plan of Merger, dated as of August 21, 2024, by and among Rafael, Cyclo, First Merger Sub and Second Merger Sub (attached as Annex A-1 to the joint proxy statement/prospectus, which is part of this registration statement and incorporated herein by reference)(1)

2.2**

Amendment to Agreement and Plan of Merger, dated as of December 18, 2024, by and among Rafael, Cyclo, First Merger Sub and Second Merger Sub (attached as Annex A-2 to the joint proxy statement/prospectus, which is part of this registration statement and incorporated herein by reference).

2.3*

Amendment No. 2 to Agreement and Plan of Merger, dated as of February 4, 2025, by and among Rafael, Cyclo, First Merger Sub and Second Merger Sub (attached as Annex A-3 to the joint proxy statement/prospectus, which is part of this registration statement and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of Rafael Holdings, Inc.(2)
3.2	Third Amended and Restated By-Laws of Rafael Holdings, Inc.(3)
5.1*	Opinion of Schwell Wimpfheimer & Associates LLP
10.1+	2021 Equity Incentive Plan, as amended and restated(4)
10.2	Form of Lock-Up Agreement (attached as Annex B to the joint proxy statement/prospectus, which is part of this registration statement and incorporated herein by reference)(5)
10.3	Form of Support Agreement (attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement and incorporated herein by reference)(6)
10.4	Form of Voting Agreement (attached as Annex D to the joint proxy statement/prospectus, which is part of this registration statement and incorporated herein by reference)(7)
10.5**	Form of Rafael Public Warrant Agreement
10.6+*	Amended and Restated Executive Employment Agreement between Cyclo Therapeutics Inc. and N. Scott Fine, dated January 30, 2025.
10.7+*	Amended and Restated Executive Employment Agreement between Cyclo Therapeutics Inc. and Joshua Fine, dated January 30, 2025.
10.8+*	Amended and Restated Executive Employment Agreement between Cyclo Therapeutics Inc. and Michael Lisjak, dated January 30, 2025.
21.1	Subsidiaries of the Registrant(8)
23.1*	Consent for Schwell, Wimpfheimer & Associates (included in its opinion in Exhibit 5.1)
23.2*	Consent of CohnReznick LLP as to Rafael Holdings, Inc.
23.3*	Consent of CohnReznick LLP as to Cornerstone Pharmaceuticals, Inc.
23.4*	Consent of WithumSmith+Brown, PC as to Cyclo Therapeutics, Inc.
24.1**	Power of Attorney (included on signature page of this registration statement filed with the SEC on October 9, 2024).
99.1**	Opinion of Cassel Salpeter & Co LLC (attached as Annex E to the joint proxy statement/prospectus)
99.2*	Form of Proxy Card of Rafael Holdings, Inc.
99.3*	Form of Proxy Card of Cyclo Therapeutics, Inc.
99.4**	Letter of Transmittal
99.5**	Financial Statements of Cornerstone Pharmaceuticals, Inc. (formerly Rafael Pharmaceuticals Inc.) as of and for the six months ended January 31, 2024 and 2023.
99.6*	Consent of Cassel Salpeter & Co LLC
107*	Filing Fee Table

____________

*        Filed herewith.

†        The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

**      Previously filed.

***    To be filed by amendment.

+        Management contract or compensatory plan or arrangement.

(1)      Incorporated by reference to Exhibit 2.1 to Form 8-K, filed August 22, 2024.

(2)      Incorporated by reference to Exhibit 3.1 to Form 10-12G/A, filed March 26, 2018.

(3)      Incorporated by reference to Exhibit 3.1 to Form 8-K, filed June 14, 2022.

(4)      Incorporated by reference to Exhibit A to Rafael’s Definitive Proxy Statement, filed November 28, 2022.

(5)      Incorporated by reference to Exhibit 10.1 to Form 8-K, filed August 22, 2024.

(6)      Incorporated by reference to Exhibit 10.3 to Form 8-K, filed August 22, 2024.

(7)      Incorporated by reference to Exhibit 10.2 to Form 8-K, filed August 22, 2024.

(8)      Incorporated by reference to Exhibit 21.01 to Form 10-K, filed October 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on February 11, 2025.

RAFAEL HOLDINGS, INC.
By:	/s/ William Conkling
Name:	William Conkling
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Titles	Date
/s/ William Conkling	President and Chief Executive Officer	February 11, 2025
William Conkling	(Principal Executive Officer)
/s/ David Polinsky	Chief Financial Officer	February 11, 2025
David Polinsky	(Principal Financial Officer and Principal Accounting Officer)
*	Director, Chairman of the Board and	February 11, 2025
Howard S. Jonas	Executive Chairman
*	Director	February 11, 2025
Susan Bernstein
*	Director	February 11, 2025
Stephen Greenberg
*	Director	February 11, 2025
Dr. Mark Stein
*	Director	February 11, 2025
Dr. Michael J. Weiss
* By:	/s/ William Conkling
William Conkling, Attorney-in-fact